    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2003



                                                     REGISTRATION NO. 333-109493


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM F-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            CHINADOTCOM CORPORATION
          (Exact name of each Registrant as specified in its charter)

                                 NOT APPLICABLE
                (Translation of Registrant's Name into English)

                                 CAYMAN ISLANDS
         (State or Other Jurisdiction of Incorporation or Organization)

                                      7372
            (Primary Standard Industrial Classification Code Number)

                                 NOT APPLICABLE
                    (I.R.S. Employer Identification Number)

                              34/F CITICORP CENTRE
                               18 WHITFIELD ROAD
                                  CAUSEWAY BAY
                                   HONG KONG
                                (852) 2893-8200
              (Address, including zip code, and telephone number,
     including area code, of each Registrant's principal executive offices)

                                 STEVEN L. CHAN
                     DIRECTOR, LEGAL AND COMPANY SECRETARY
                            CHINADOTCOM CORPORATION
                              34/F CITICORP CENTRE
                               18 WHITFIELD ROAD
                                  CAUSEWAY BAY
                                   HONG KONG
                                (852) 2893-8200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

          MARK L. WEISSLER, ESQ.                        ROBERT B. WEBSTER                         WILLIAM G. ROCHE, ESQ.
         MILBANK, TWEED, HADLEY &                       ROSS SYSTEMS, INC.                         KING & SPALDING LLP
                MCCLOY LLP                             2 CONCOURSE PARKWAY                         191 PEACHTREE STREET
         1 CHASE MANHATTAN PLAZA                            SUITE 800                             ATLANTA, GEORGIA 30303
         NEW YORK, NEW YORK 10005                     ATLANTA, GEORGIA 30328                          (404) 572-4600
              (212) 530-5000                              (770) 351-9600

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement and the completion of the merger described in this document.

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     Pursuant to General Instruction C.1.d of Form F-4, Ross Systems, Inc. will deliver to its stockholders, along with the proxy statement/prospectus that forms a part of this Registration Statement, a copy of its Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. CHINADOTCOM MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 2003



         (chinadotcom logo)                         (ross systems logo)

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

    You are cordially invited to attend the 2003 annual meeting of stockholders of Ross Systems, Inc., which will be held at Ross' executive offices located at Two Concourse Parkway, Suite 800, Conference Room, Atlanta, Georgia on
         , 2003, at 10:00 a.m. local time.

    At the meeting, Ross will ask you to vote upon the election of five directors and to ratify the appointment of Ross' independent public accountants. In addition, Ross will ask you to vote on a proposal to adopt and approve a merger agreement that Ross has entered into with chinadotcom corporation, and the related merger. In the merger, a wholly owned subsidiary of chinadotcom will be merged with and into Ross. As a result, chinadotcom will acquire Ross. If the merger is approved and completed, Ross expects that the elected directors will resign and the independent public accountants that are appointed may no longer remain the accountants for Ross.

    In the merger, for each share of Ross common stock held, Ross stockholders will receive $5.00 in cash and a number of chinadotcom common shares that will depend on the average closing price of the chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger. The number of chinadotcom common shares to be issued for each share of Ross common stock will be (1) 1.333, if this average price is greater than or equal to $10.50, (2) 1.647, if this average price is less than or equal to $8.50, unless the make-whole provision described below is invoked or
(3) a number equal to $14.00 divided by the average price, if the average price is between $8.50 and $10.50.

    If the average price is less than $8.50, Ross can elect to terminate the merger, in which case the merger will not be completed unless chinadotcom, in response to Ross' election, invokes a "make-whole" provision. If chinadotcom invokes the make-whole provision, the merger will be completed with Ross stockholders receiving for each share of Ross common stock, in addition to the cash portion of the merger consideration, a number of chinadotcom common shares equal to $14.00 divided by the average price. If Ross elects to terminate the merger in this situation and chinadotcom does not invoke the make-whole provision, the merger will not be completed.

    Ross stockholders will receive cash for any fractional shares that they would otherwise receive in the merger.

    The receipt of the merger consideration will be taxable to Ross stockholders.

    Ross estimates that chinadotcom will issue a maximum of approximately million chinadotcom common shares in the merger and reserve an additional
approximately     million chinadotcom common shares for future issuances in
connection with chinadotcom's assumption of Ross' outstanding options and warrants, as long as the make-whole provision is not invoked.

    chinadotcom's common shares are traded on the Nasdaq National Market under the symbol "CHINA." chinadotcom has agreed to use its reasonable best efforts to list the chinadotcom common shares issued in the merger on the Nasdaq National Market. On September 3, 2003, the last trading day before the announcement of the merger, the closing price of the chinadotcom common shares was $9.82.

    The merger cannot be completed unless a majority of all shares of Ross common stock and preferred stock outstanding and entitled to vote are voted in favor of the proposal to approve and adopt the merger agreement and the merger.

    After careful consideration, Ross' board of directors has unanimously approved the merger agreement and the merger, and has determined that the merger agreement is advisable and that the merger agreement and the merger are fair to and in the best interests of Ross and its stockholders. The Ross board of directors recommends that you vote FOR the proposal to approve and adopt the merger agreement and the merger, and FOR the proposals relating to the election of directors, appointment of Ross' independent public accountants and adjournment of the annual meeting, if necessary, to solicit additional proxies.

    The obligations of chinadotcom and Ross to complete the merger are subject to the satisfaction or waiver of several conditions. More information about chinadotcom, Ross and the merger is contained in and incorporated by reference into this proxy statement/prospectus and the accompanying annual report on Form 10-K of Ross.


     ROSS ENCOURAGES YOU TO READ THIS ENTIRE PROXY STATEMENT/PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS," BEGINNING ON PAGE 18.


    Your vote is very important. Because the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Ross common and preferred stock, a failure to vote will have the same effect as a vote against the merger proposal. Whether or not you expect to vote in person at the annual meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible. You may also grant your proxy by telephone or on the Internet if so indicated on the enclosed proxy card. Giving your proxy now will not affect your right to vote in person if you wish to attend the meeting and vote personally.

                                       Sincerely,

                                       J. Patrick Tinley
                                       Chairman and CEO

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE CHINADOTCOM SECURITIES TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROXY STATEMENT/PROSPECTUS IS DATED          , 2003, AND IS FIRST BEING
MAILED TO ROSS STOCKHOLDERS ON OR ABOUT          , 2003.

                   NOTICE CONCERNING INCORPORATED INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about chinadotcom and Ross that is not included in or delivered with this document. If you are a stockholder of Ross you can obtain any of the documents incorporated by reference from chinadotcom or Ross, as the case may be, or through the Securities and Exchange Commission or its Web site. The address of that site is http://www.sec.gov. Documents incorporated by reference are available from the companies, without charge, excluding all exhibits unless specifically incorporated by reference into the document. Ross stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

          chinadotcom corporation                      Ross Systems, Inc.
           34/F Citicorp Centre                       2 Concourse Parkway
            18 Whitfield Road                              Suite 800
               Causeway Bay                          Atlanta, Georgia 30328
                Hong Kong                                (770) 351-9600
             (852) 2893-8200                     Attention: Investor Relations
      Attention: Investor Relations

     If you would like to request documents, in order to ensure timely delivery you must do so at least five business days before the date of the Ross annual
meeting. This means you must request this information no later than           ,
2003.

                              (ross systems logo)

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD             , 2003

To the Stockholders:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Ross
Systems, Inc., a Delaware corporation, will be held on           ,           ,
2003 at 10:00 a.m., local time, at Ross' executive offices located at Two Concourse Parkway, Suite 800, Conference Room, Atlanta, Georgia 30328, for the following purposes:

          1. To elect five directors to serve until the earlier of when their successors are duly qualified and elected at the 2004 annual meeting, or the completion of the merger.

          2. To ratify the appointment of BDO Seidman, LLP as independent auditors of Ross for the fiscal year ending June 30, 2004.

          3. To vote on a proposal to adopt and approve a merger agreement, as amended, that Ross has entered into with chinadotcom and the related merger, more fully described in the accompanying proxy statement/prospectus, as a result of which Ross will be acquired by chinadotcom.

          4. To vote on a proposal to authorize the adjournment of the annual meeting, if necessary, to solicit additional proxies.

          5. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The foregoing items of business are more fully described in the proxy statement/prospectus accompanying this Notice.

     Only stockholders of record at the close of business on
          , 2003, are entitled to notice of, and to vote at, the meeting. A list of stockholders will be available for inspection by stockholders of record during business hours at Ross' executive offices, Two Concourse Parkway, Suite 800, Atlanta, Georgia, for 10 days prior to the date of the meeting and will also be available at the meeting.

                                          FOR THE BOARD OF DIRECTORS

                                          J. Patrick Tinley
                                          Chairman of the Board

Atlanta, Georgia
          , 2003

                               TABLE OF CONTENTS


QUESTIONS & ANSWERS ABOUT THE MERGER PROPOSAL...............        iii
SUMMARY.....................................................          1
  The Companies.............................................          1
  The Ross Annual Meeting...................................          2
     Purposes of the Ross Annual Meeting....................          2
     Record Date; Voting; Quorum............................          2
     Required Vote..........................................          2
     Voting Agreements......................................          2
  The Merger and the Merger Agreement.......................          3
     What Ross Stockholders Will Receive in the Merger......          3
     Risk Factors...........................................          3
     Recommendation of the Ross Board of Directors..........          3
     Opinion of Financial Advisor...........................          3
     Interests of Ross Directors and Officers in the
      Merger................................................          4
     Conditions to Completion of the Merger.................          4
     Prohibition on Ross Soliciting Other Offers............          4
     Termination of the Merger Agreement....................          5
     Termination Fee and Expenses...........................          5
     Regulatory Approvals Required..........................          5
     Accounting Treatment...................................          6
     Material U.S. Federal Income Tax Consequences..........          6
     Appraisal Rights.......................................          6
     chinadotcom Common Shares Issued in the Merger Will Be
      Listed on the Nasdaq National Market..................          6
  Market Price and Dividend Information.....................          6
  Comparative Per Share Information.........................          7
  Comparative Stock Prices and Dividends....................          8
  Ross Selected Historical Consolidated Financial Data......         10
  chinadotcom Selected Historical Consolidated Financial
     Data...................................................         12
  chinadotcom Unaudited Pro Forma Consolidated Financial
     Data...................................................         15
RISK FACTORS................................................         18
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...         52
THE ROSS ANNUAL MEETING.....................................         53
PROPOSAL NO. 1 -- ELECTION OF DIRECTORS.....................         57
PROPOSAL NO. 2 -- RATIFICATION OF APPOINTMENT OF INDEPENDENT
  AUDITORS..................................................         60
PROPOSAL NO. 3 -- THE MERGER................................         61
  Background of the Merger..................................         61
  chinadotcom's Reasons for the Merger......................         67
  Ross' Reasons for the Merger..............................         69
  Recommendation of Ross' Board of Directors................         70
  Opinion of Financial Advisor to Ross' Board of
     Directors..............................................         71
  Interests of Ross Directors and Officers in the Merger....         79
  Form of Merger............................................         81
  Effective Time of the Merger..............................         81

  Procedures for Exchange of Certificates...................         81
  Listing of chinadotcom Common Shares......................         81
  Delisting and Deregistration of Ross Common Stock.........         81
  Regulatory Approvals Required for the Merger..............         82
  Accounting Treatment......................................         82
  Restrictions on Sales of chinadotcom Common Shares
     Received in the Merger.................................         82
  Certificate of Incorporation; Bylaws of Surviving
     Corporation............................................         83
  Appraisal Rights..........................................         83
THE MERGER AGREEMENT........................................         84
AGREEMENTS RELATED TO THE MERGER............................         97
PROPOSAL NO. 4 -- POSSIBLE ADJOURNMENT OF THE ANNUAL
  MEETING...................................................         98
THE COMPANIES...............................................         99
DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY............        104
DESCRIPTION OF CHINADOTCOM SHARE CAPITAL....................        105
COMPARISON OF RIGHTS OF CHINADOTCOM AND ROSS STOCKHOLDERS...        107
APPRAISAL RIGHTS............................................        117
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES...............        120
ROSS EXECUTIVE COMPENSATION.................................        125
REPORT OF THE COMPENSATION COMMITTEE OF THE ROSS BOARD OF
  DIRECTORS.................................................        127
  Compensation Committee Interlocks and Insider
     Participation..........................................        128
  Compliance with Section 16(a) of the Securities Exchange
     Act....................................................        128
REPORT OF THE AUDIT COMMITTEE OF THE ROSS BOARD OF
  DIRECTORS.................................................        129
REPORT OF THE NOMINATING COMMITTEE OF THE ROSS BOARD OF
  DIRECTORS.................................................        129
ROSS: CERTAIN TRANSACTIONS..................................        130
EQUITY COMPENSATION PLAN INFORMATION........................        131
COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG ROSS
  SYSTEMS, INC., NASDAQ COMPOSITE INDEX, AND NASDAQ COMPUTER
  AND DATA PROCESSING INDEX.................................        132
LEGAL MATTERS...............................................        132
EXPERTS.....................................................        132
OTHER MATTERS...............................................        133
WHERE YOU CAN FIND MORE INFORMATION.........................        133
CHINADOTCOM UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
  DATA......................................................        137
INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES
  CONSOLIDATED FINANCIAL STATEMENTS.........................        150
STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES
  COMBINED CONSOLIDATED FINANCIAL STATEMENTS................        181
Annex A  Merger Agreement and Amendment to the Merger
  Agreement
Annex B  Form of Ross Common Stockholders Agreement
Annex C  Ross Preferred Stockholder Agreement
Annex D  Fairness Opinion Delivered to Ross
Annex E  Delaware General Corporation Law, Section 262
Annex F  Form of Ross Proxy Card
Annex G  Audit Committee Charter of Ross

                QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

Q:   WHY ARE CHINADOTCOM AND ROSS PROPOSING TO MERGE?

A: chinadotcom and Ross believe that the merger will provide strategic and financial benefits to the stockholders of both companies. The boards of directors of both companies believe that the merger has the potential to facilitate Ross' expansion into Asian and other markets where chinadotcom has a presence and to provide Ross with economies of scale in its software development process, as well as additional capital with which Ross may expand its business. In addition, cost reductions and operating efficiencies may be realized by Ross as a result of outsourcing certain software development activities to other companies in the chinadotcom group, which, if realized, would improve Ross' competitive position.

Q:   WHAT WILL HAPPEN IN THE MERGER?

A: The businesses of chinadotcom and Ross will be combined. At the closing, CDC Software Holdings, Inc., a newly formed, wholly owned subsidiary of chinadotcom, will merge with and into Ross. Ross will survive the merger and after the merger will be a wholly owned subsidiary of chinadotcom.

Q:   WHAT WILL ROSS STOCKHOLDERS RECEIVE IN THE MERGER?

A:   For each share of Ross common stock held, Ross stockholders will receive:

       - $5.00 in cash, and

       - a number of chinadotcom common shares that will depend on the average closing price of the chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger. The number of chinadotcom common shares to be issued for each share of Ross common stock will be:

          - 1.333, or $14.00 divided by $10.50, if the average price is greater than or equal to $10.50,

          - 1.647, or $14.00 divided by $8.50, if the average price is less than or equal to $8.50, unless the "make-whole" provision described below is invoked, or

          - a number equal to $14.00 divided by the average price, if the average price is between $8.50 and $10.50.

     As a result, if the average price for chinadotcom common shares is between $8.50 and $10.50, Ross stockholders will receive chinadotcom common shares worth $14.00, when valued at the average price, for each share of Ross common stock held. However, the actual value of these chinadotcom common shares on the closing date of the merger may be more or less than $14.00, because the market price of chinadotcom common shares on the closing date may be different from the average price.

     Ross stockholders will receive cash for any fractional shares that they would otherwise receive in the merger.

Q:   WHAT IS THE "MAKE-WHOLE" PROVISION?

A: As described above, if the average price of chinadotcom common shares used to determine the merger consideration is less than $8.50, Ross stockholders will receive 1.647 chinadotcom common shares for each share of Ross common stock held, in addition to the cash consideration. Alternatively, if the average price is below $8.50, Ross can elect to terminate the merger, in which case chinadotcom, in response to Ross' election, can invoke the "make-whole" provision.

     If the make-whole provision is invoked by chinadotcom, the merger will not be terminated and will close with Ross stockholders receiving for each share of Ross common stock held:

     - $5.00 in cash; and

     - a number of chinadotcom common shares determined by dividing $14.00 by the average closing price of such shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger.

     If Ross elects to terminate the merger because the average price for chinadotcom common shares is less than $8.50, the merger will be completed only if chinadotcom invokes the "make-whole" provision.

Q:   WHO WILL MAKE DECISIONS REGARDING TERMINATION AND THE "MAKE-WHOLE"
     PROVISION?

A: Any decision by Ross to terminate the merger if the average price for chinadotcom common shares is less than $8.50 will be made by Ross' board of directors. Ross stockholders will not have the opportunity to vote to approve this decision. chinadotcom's decision whether to permit Ross to terminate the merger in those circumstances or to invoke the "make-whole" provision will be made by chinadotcom's board of directors. It is impossible at this time to determine what decision either board would make, in the event each respective board is faced with such a decision, because those decisions would depend on the facts and circumstances existing at the time.

Q: IF THE MERGER IS COMPLETED, WHAT PERCENTAGE OF THE COMBINED COMPANY WILL ROSS STOCKHOLDERS OWN?

A: If the merger is completed, assuming that chinadotcom shares are valued at $8.50 per share based on the 10-trading day average, holders of Ross' outstanding stock and options will own 5.07% of the combined company on a fully converted basis and the holders of chinadotcom's outstanding stock and options will retain ownership of 94.93% of the combined company. Assuming that chinadotcom shares are valued at $10.50 per share based on the 10-trading day average, holders of Ross' outstanding stock and options will own 4.11% of the combined company on a fully converted basis and the holders of chinadotcom's outstanding stock and options will retain ownership of 95.89% of the combined company.

Q:   WHAT IF I OWN ROSS STOCK OPTIONS?

A: Ross employee stock options with an exercise price greater than $19.00 that are already vested can be exercised any time up until the closing, when they will expire. However, if at the time of exercise Ross common stock is trading at $19.00 or less, these options would be "out-of-the-money," would have no value, and presumably would not be exercised.

     Ross employee stock options, whether vested or unvested, with an exercise price of $19.00 or less will be replaced with options to purchase chinadotcom common shares as follows:

     Number of New Options. Each Ross option will be converted into an option to acquire a number of chinadotcom common shares equal to the product of
     (1) the number of shares subject to the Ross option multiplied by (2) a conversion ratio. The conversion ratio is the sum of:

     - $14.00 divided by:

       - if the make-whole provision is not used to determine the merger consideration, the higher of:

          - $8.50 per share; or

          - the average closing price (not to exceed $10.50 per share) of chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger; or

       - if the make-whole provision is used to determine the merger consideration, the average closing price of chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger;

     and

     - $5.00 divided by the closing sales price of chinadotcom common shares on Nasdaq for the last trading day prior to the closing date of the merger.

     Exercise Date and Vesting. The exercise date and vesting terms of the new options will be the same as the replaced Ross options.

     Exercise Price. Under the new options to be issued, the exercise price per chinadotcom common share will equal:

     - the exercise price of the Ross stock option, divided by

     - the conversion ratio described above.

     Possible Exception for Incentive Stock Options. For Ross incentive stock options, the exercise price and the number of shares subject to each option will be determined in order to comply with applicable tax law requirements under section 424(a) of the Internal Revenue Code.

     Any such chinadotcom common share options will be issued contingent upon the closing of the merger and will include an acknowledgement by the optionee that the stock options are being substituted for the relevant Ross options.

     You should not send your Ross stock option certificates to Ross to be exchanged. After the merger, chinadotcom will send you instructions explaining what you must do to exchange your Ross stock options for chinadotcom common share options.

Q:   WHEN AND WHERE IS THE ROSS STOCKHOLDER MEETING?

A:   The Ross annual meeting will take place on
                    ,                         , 2003 at 10:00 a.m., local time,
     at Ross' executive offices located at Two Concourse Parkway, Suite 800, Conference Room, Atlanta, Georgia 30328.

Q:   WHAT AM I BEING ASKED TO VOTE ON AT THE STOCKHOLDER MEETING?

A:   You are being asked to:

     - elect five directors to serve until the earlier of when their successors are duly qualified and elected at the 2004 annual meeting, or the completion of the merger;

     - ratify the appointment of BDO Seidman, LLP as Ross' independent public accountants for the fiscal year ending June 30, 2004;

     - vote on a proposal to adopt and approve a merger agreement that Ross has entered into with chinadotcom, and the related merger. In the merger, CDC Software Holdings, a wholly owned subsidiary of chinadotcom, will be merged with and into Ross. Ross will be the surviving corporation and, as a result, chinadotcom will acquire Ross; and

     - vote to authorize the adjournment of the annual meeting, if necessary, to solicit additional proxies.

     The board of directors of Ross unanimously recommends that the Ross stockholders vote:

     - "FOR" the election of the five nominated directors;

     - "FOR" the appointment of BDO Seidman;

     - "FOR" the proposal to adopt and approve the merger agreement and the merger; and

     - "FOR" the proposal to authorize the adjournment of the meeting, if necessary, to solicit additional proxies.

Q: WHAT VOTE OF ROSS STOCKHOLDERS IS REQUIRED TO APPROVE THE PROPOSALS AT THE ANNUAL MEETING?

A: Holders of Ross' 7.5% Series A Convertible Preferred Stock vote together as a single class with the Ross common stock and have one vote per share.

     Directors will be elected by a plurality of votes cast that are entitled to vote on the election of such director on the record date.

     The affirmative vote of the holders of record of at least a majority of the Ross common stock and preferred stock, voting together as a single class, present and entitled to vote at the Ross annual meeting is required to ratify the selection of Ross' independent public accountants and to authorize adjournment of the annual meeting, if necessary, to solicit additional proxies.

     Adoption and approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Ross common stock and preferred stock, voting together as a single class.

Q:   WHAT DO I DO NOW?

A: Carefully read and consider the information contained in this proxy statement/prospectus, including its annexes. In order for your shares to be represented at the annual meeting, (1) you can attend the meeting in person, (2) you can, if so indicated on your proxy card, vote by telephone or electronically through the Internet by following the instructions included on your proxy card, or (3) you can indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope. If you are a holder of record and you give Ross a signed proxy without giving specific voting instructions, your Ross shares will be voted in favor of the proposals.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in "street name"), you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker nominee to see if you may submit voting instructions by telephone or the internet. You cannot vote shares held in "street name" by returning a proxy card directly to Ross or by voting in person at the annual meeting.

Q:   CAN I CHANGE MY VOTE EVEN AFTER RETURNING A PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the stockholder meeting. You can do this in one of three ways: (1) you can send a signed notice of revocation; (2) you can grant a new, valid proxy; or (3) if you are a holder of record, you can attend your stockholder meeting and vote in person; however, your attendance alone will not revoke your proxy. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Ross corporate secretary before the stockholder meeting.

     If your shares are held in "street name" by your broker, you should contact your broker to change your vote.

Q:   WHAT WILL HAPPEN IF I DO NOT RETURN A PROXY CARD OR VOTE AT THE MEETING?

A: This will have the same effect as voting against the proposal to approve and adopt the merger agreement and the merger, and will have no effect on the other proposals.

Q:   SHOULD I SEND IN MY ROSS STOCK CERTIFICATES NOW?

A: No. After the merger is completed, chinadotcom's exchange agent will send to former Ross stockholders a letter of transmittal explaining what you must do to exchange your Ross stock certificates for the merger consideration payable to you.

Q:   WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: chinadotcom and Ross are working to complete the merger during the first calendar quarter of 2004. Completion of the merger is subject to conditions specified in the merger agreement, including regulatory approvals and approval and adoption by the Ross stockholders of the merger agreement and the merger. The merger will be completed as soon as practicable after receipt of the necessary approvals. Neither chinadotcom nor Ross can predict the exact timing of completion of the merger.

Q:   AM I ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?


A: Yes. Under the Delaware General Corporation Law, holders of Ross common stock who do not vote in favor of adopting and approving the merger agreement and the merger will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and the merger and they comply with the Delaware law procedures summarized in this proxy statement/prospectus in the section entitled "Appraisal Rights," beginning on page 117.


Q:   WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

A: The merger will generally be taxable to Ross stockholders for U.S. federal income tax purposes. U.S. holders will recognize taxable gain or loss equal to the difference between the fair market value, as of the effective time of the merger, of the chinadotcom shares received plus cash received, and their tax basis in their Ross stock exchanged in the merger.

     Because chinadotcom believes that it may be classified as a passive foreign investment company, or PFIC, for 2003 and ownership of PFIC stock may subject U.S. holders to certain adverse tax consequences, U.S. holders that receive chinadotcom shares in the merger should consider (in consultation with their tax advisors) the possibility of taking action that may mitigate such consequences, including the possibility of making a qualified electing fund, or QEF, election for the year in which the merger occurs.


     Tax matters are complicated, and the federal income tax consequences described above may not apply to some of Ross' stockholders. The tax consequences of the proposed merger to you will depend on the facts of your own situation. You should consult your own tax advisors for a full understanding of the tax consequences of the merger to you. See the section entitled "Material U.S. Federal Income Tax Consequences" on page 120 for a discussion of federal income tax consequences of the merger.


Q:   WHO CAN ANSWER MY QUESTIONS?

A: Ross stockholders who have questions about the merger or desire additional copies of this proxy statement/prospectus or additional proxy cards should contact:

     Robert B. Webster
     Ross Systems, Inc.
     Two Concourse Parkway,
     Suite 800
     Atlanta, Georgia 30328
     Telephone: (770) 351-9600
     Email: investor@rossinc.com

                                    SUMMARY


     This summary highlights selected information contained in this proxy statement/prospectus and may not contain all the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus, including the attached annexes, and the other documents to which Ross and chinadotcom have referred you. See the section entitled "Where You Can Find More Information" on page 133. Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary. References to the merger agreement mean the merger agreement, as amended by the amendment to the merger agreement described under "The Merger Agreement -- Amendment." Unless otherwise indicated, all amounts are in U.S. dollars.



                          THE COMPANIES (SEE PAGE 99)


CHINADOTCOM CORPORATION

Principal executive offices
34/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong
Telephone: (852) 2893-8200

     chinadotcom corporation was organized in June 1997 as a wholly owned subsidiary of China Internet Corporation Limited, or CIC. chinadotcom is an integrated enterprise software and consulting services and solutions company offering technology, outsourcing, marketing and mobile applications services for companies throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom. chinadotcom focuses on key industry groups including manufacturing for export, finance and travel, and in key business areas, including packaged software implementation and development, e-business strategy, supply chain management, mobile applications, and precision marketing. chinadotcom aims to leverage its expertise in its core business areas through alliances and partnerships to help drive innovative client solutions. In September 2003, chinadotcom acquired a 51% stake in the holding company of Industri-Matematik Corp., or IMI, an established international provider of software to the supply chain management sector principally across Europe and the United States, through a joint venture. In the acquisition, chinadotcom provided a cash investment and loan facility to the IMI entities which will primarily be used for further expansion in the supply chain management software sector via organic growth and acquisitions. chinadotcom currently has operations in more than 10 markets internationally, with over 1,000 employees.

ROSS SYSTEMS, INC.

Principal executive offices
Two Concourse Parkway,
Suite 800, Atlanta, Georgia 30328
Telephone: (770) 351-9600

     Ross Systems, Inc. is a software company that provides enterprise software solutions to manufacturers. Ross focuses on the food and beverage, life sciences, chemicals, metals and natural products industries. Ross' software has been implemented by over 1,000 customer companies worldwide. Ross' software addresses many aspects of a manufacturer's enterprise, from manufacturing, financial statements and supply chain management to customer relationship management, performance management and regulatory compliance.

                     THE ROSS ANNUAL MEETING (SEE PAGE 53)


     Ross will hold an annual meeting of its stockholders on           , 2003 at
10:00 a.m., local time. The annual meeting will be held at Ross' executive offices in Atlanta, Georgia located at Two Concourse Parkway, Suite 800, Conference Room, Atlanta, Georgia 30328. The telephone number at that location is (770) 351-9600.


PURPOSES OF THE ROSS ANNUAL MEETING (SEE PAGE 53)


     The purposes of the Ross annual meeting are to: (1) elect five directors to serve until the earlier of when their successors are duly qualified and elected at the 2004 annual meeting or the completion of the merger, (2) ratify the appointment of BDO Seidman, LLP as independent auditors of Ross for the fiscal year ending June 30, 2004, (3) vote on the proposal to adopt and approve the merger agreement and the merger between Ross and chinadotcom pursuant to the merger agreement, (4) authorize the adjournment of the annual meeting, if necessary, to solicit additional proxies, and (5) transact such other business as may properly come before the meeting and any and all continuations and adjournments thereof.


RECORD DATE; VOTING; QUORUM (SEE PAGE 53)


     Only Ross stockholders of record at the close of business on             ,
2003, the record date, are entitled to receive notice and vote at the annual meeting. Each Ross stockholder is entitled to one vote for each share held as of the record date. The required quorum for the transaction of business at the annual meeting is a majority of the shares of common stock issued and outstanding on the record date and entitled to vote at the annual meeting, present in person or represented by proxy.


REQUIRED VOTE (SEE PAGE 54)


     Directors will be elected by a plurality of votes cast and entitled to vote on the election of such director on the record date.

     The affirmative vote of the holders of record of at least a majority of the Ross common stock and preferred stock, voting together as a single class, present and entitled to vote at the Ross annual meeting is required to ratify the selection of Ross' independent public accountants and to authorize adjournment of the annual meeting, if necessary, to solicit additional proxies.

     Adoption and approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Ross common stock and preferred stock, voting together as a single class.


VOTING AGREEMENTS (SEE PAGE 97)


     Some of Ross' directors and executive officers, collectively representing approximately 2.7% of the total number of outstanding shares of common stock of Ross as of September 4, 2003, in their capacity as stockholders, entered into separate Stockholder Agreements, each dated September 4, 2003, with chinadotcom. These stockholders agreed, among other things, to:

     - vote their Ross common stock in favor of the merger; and

     - grant chinadotcom a proxy with respect to the voting of these shares regarding the merger and related matters.

     A form of these stockholder agreements is attached to this proxy statement/prospectus as Annex B.

     In addition, Benjamin W. Griffith, III, who beneficially owns common stock and preferred stock representing, as of September 4, 2003, approximately 20.5% of the total number of outstanding shares of common stock, on an as converted basis, of Ross, entered into a Preferred Stockholder Agreement, dated September 4, 2003, with chinadotcom and Ross. Mr. Griffith agreed, among other things, to:

     - vote his Ross common stock and preferred stock in favor of the merger;

     - grant chinadotcom a proxy with respect to the voting of these shares regarding the merger and related matters; and

     - immediately prior to the completion of the merger, surrender his preferred stock for conversion into Ross common stock.

     A copy of the preferred stockholder agreement is attached to this proxy statement/prospectus as Annex C.


               THE MERGER AND THE MERGER AGREEMENT (SEE PAGE 61)


     chinadotcom has agreed to acquire Ross under the terms of a merger agreement that is described in this proxy statement/prospectus. At the closing of the merger, CDC Software Holdings, Inc., or CDC Software Holdings, a newly formed, wholly owned subsidiary of chinadotcom will merge with and into Ross. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. Ross urges you to read the merger agreement in its entirety because it is the principal legal document governing the merger.

WHAT ROSS STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE III)

     Please see the section entitled "Questions and Answers About the Merger Proposal" beginning on page iii for a description of what Ross stockholders will receive in the merger.

RISK FACTORS


     The "Risk Factors" beginning on page 18 of this proxy statement/prospectus should be considered carefully by the Ross stockholders in evaluating whether vote to adopt and approve the merger agreement and the merger.


RECOMMENDATION OF THE ROSS BOARD OF DIRECTORS (SEE PAGE V)

     After careful consideration, the Ross board of directors unanimously determined that the merger is advisable and is fair to and in the best interests of Ross and its stockholders and unanimously approved the merger agreement. The board of directors of Ross unanimously recommends that the Ross stockholders vote:

     - "FOR" the election of the five nominated directors;

     - "FOR" the appointment of BDO Seidman;

     - "FOR" the proposal to adopt and approve the merger agreement and the merger; and

     - "FOR" the proposal to authorize the adjournment of the meeting, if necessary, to solicit additional proxies.


OPINION OF FINANCIAL ADVISOR (SEE PAGE 71)


     Ross' financial advisor, Broadview International, LLC, has delivered a written opinion to the Ross board of directors as to the fairness from a financial point of view to Ross and Ross' stockholders of the consideration proposed to be paid to Ross stockholders by chinadotcom in the merger. A copy of the full text of this opinion is attached to this document as Annex D. Ross encourages you to read the opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Broadview.

     Broadview provided its opinion for the information and assistance of the Ross board in connection with its consideration of the merger and the merger agreement, and such opinion is not a recommendation as to how any Ross stockholder should vote with respect to the merger.


INTERESTS OF ROSS DIRECTORS AND OFFICERS IN THE MERGER (SEE PAGE 79)



     When Ross stockholders consider the recommendation of the Ross board that Ross stockholders vote in favor of the proposal to adopt and approve the merger agreement and the merger, they should be aware that certain executive officers of Ross and the members of Ross' board of directors have interests in the merger that may be different from, or in addition to, the interests of the Ross stockholders generally. These interests include (1) certain cash payments, one-time special grants of chinadotcom common shares and one-time special grants of chinadotcom restricted shares to certain Ross executive officers under the Transition and Stock Vesting Agreements described in the section entitled "Proposal No. 3 -- The Merger -- Interests of Ross Directors and Officers in the Merger" beginning on page 79, (2) acceleration of certain options held by certain Ross executive officers and (3) the continuation of rights to indemnification and the purchase of liability insurance for all Ross directors and executive officers. In addition, certain Ross executive officers will enter into new employment agreements with Ross, operating as a subsidiary of chinadotcom, upon the completion of the merger. Ross' board of directors was aware of and considered these potentially conflicting interests when the Ross board approved the merger agreement.



CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 90)


     Several conditions must be satisfied or waived before chinadotcom and Ross complete the merger, including those summarized below:

     - the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Ross common stock and preferred stock on the record date, voting as a single class;

     - the absence of any law or regulation making the merger illegal or prohibiting its consummation;

     - the absence of any government litigation or investigation seeking to prevent or adversely alter the merger;

     - the receipt of United States antitrust approvals;

     - the accuracy of each party's representations and warranties in the merger agreement;

     - the material compliance by each party with its covenants in the merger agreement;

     - the effectiveness of the registration statement containing this proxy statement/prospectus; and

     - the approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the chinadotcom common shares to be issued to the Ross stockholders in the merger.

     The following conditions also apply to chinadotcom's obligation to complete the merger:

     - the absence of a material adverse effect on Ross since the date of the merger agreement; and

     - the number of shares held by Ross stockholders perfecting appraisal rights being less than 9% of the issued and outstanding shares of Ross common stock.


PROHIBITION ON ROSS SOLICITING OTHER OFFERS (SEE PAGE 92)


     The merger agreement contains detailed provisions that prohibit Ross and its subsidiaries, and their officers and directors, from taking any action to solicit or engage in discussions or participate in negotiations with any person or entity with respect to an acquisition proposal, as defined in the merger agreement, including a proposal relating to any direct or indirect acquisition of (a) all or a substantial part of the assets of Ross and its subsidiaries, (b) over 15% of any class of equity securities of Ross or its subsidiaries, (c) any tender offer or exchange offer that would result in any person or entity beneficially owning 15% or more of any class of equity securities of Ross its subsidiaries, or (d) any other merger or business combination involving Ross. The merger agreement does not, however, prohibit Ross or its board of directors from considering, and potentially recommending, an unsolicited bona fide written acquisition proposal from a third party if specified conditions are met.


TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 94)


     The merger agreement may be terminated and the merger abandoned at any time prior to the completion of the merger, whether before or after approval of the merger by the Ross stockholders:

     - by mutual written consent of chinadotcom and Ross;

     - by either chinadotcom or Ross if:

      - the merger has not been completed on or before March 1, 2004, but neither chinadotcom nor Ross may terminate the merger agreement if that party's breach of a representation, warranty or covenant is the reason that the merger has not been completed by that date;

      - any governmental authority issues an order that has become final and non-appealable and has the effect of making the completion of the merger illegal, or otherwise prevents the completion of the merger; or


      - Ross' stockholders do not approve and adopt the merger agreement at the Ross annual meeting;


     - by chinadotcom if the board of directors of Ross has (1) withheld, withdrawn or modified in a manner adverse to chinadotcom, its approval or recommendation of the merger agreement and the merger, or (2) recommended or approved any acquisition proposal from a third party;

     - by Ross upon two business days' notice to chinadotcom if, prior to the approval and adoption of the merger agreement and the merger by the Ross stockholders, (1) the Ross board determines in good faith in the exercise of its fiduciary duties, that, in order to enter into a definitive agreement with respect to a superior acquisition proposal from a third party meeting certain requirements set forth in the merger agreement, the termination of the merger agreement with chinadotcom is in the best interests of the Ross stockholders, and (2) Ross has paid to chinadotcom the termination fee and termination expenses required under the merger agreement; or

     - by Ross, if the average closing price of the chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger would be less than $8.50 per share, except that the merger will not be terminated and will close, subject to the satisfaction of the other closing conditions, if chinadotcom invokes the make-whole provision described in the section entitled "Questions and Answers About the Merger Proposal" beginning on page iii.


TERMINATION FEE AND EXPENSES (SEE PAGE 95)


     If the merger is terminated under specified circumstances, Ross may be required to pay to chinadotcom a termination fee of $1,350,000 and/or reimburse chinadotcom for all expenses incurred by chinadotcom in connection with the merger agreement and the merger, with these expenses not to exceed $750,000.


REGULATORY APPROVALS REQUIRED (SEE PAGE 82)


     The merger is subject to review by the U.S. Department of Justice and the U.S. Federal Trade Commission to determine whether the merger complies with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be completed until after each of chinadotcom and Ross has furnished certain information and materials to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and a required waiting period has expired or been terminated. chinadotcom and Ross each filed the required notification and report forms with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission on September 22, 2003.


ACCOUNTING TREATMENT (SEE PAGE 82)


     chinadotcom will account for the merger in its financial statements prepared in accordance with US GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations."


MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 120)


     The merger will generally be taxable to Ross stockholders for U.S. federal income tax purposes. U.S. holders will recognize taxable gain or loss equal to the difference between the fair market value, as of the effective time of the merger, of the chinadotcom common shares received plus cash received, and their tax basis in their Ross stock exchanged in the merger.


APPRAISAL RIGHTS (SEE PAGE 117)



     Under the Delaware General Corporation Law, holders of Ross common stock who do not vote in favor of adopting and approving the merger agreement and the merger will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and the merger and they comply with the Delaware law procedures summarized in this proxy statement/prospectus in the section entitled "Appraisal Rights," beginning on page 117.



CHINADOTCOM COMMON SHARES ISSUED IN THE MERGER WILL BE LISTED ON THE NASDAQ NATIONAL MARKET (SEE PAGE 81)



     If chinadotcom and Ross complete the merger, Ross stockholders will be able to trade the chinadotcom common shares they receive in the merger on the Nasdaq National Market, subject to restrictions on affiliates described in the section entitled "Proposal No. 3 -- The Merger -- Restrictions on Sales of chinadotcom Common Shares Received in the Merger" beginning on page 82 of this proxy statement/prospectus. If the merger is completed, Ross common stock will no longer be quoted on the Nasdaq National Market or any other market or exchange.


                     MARKET PRICE AND DIVIDEND INFORMATION

     chinadotcom common shares are quoted on the Nasdaq National Market under the symbol "CHINA." Shares of Ross common stock are quoted on the Nasdaq National Market under the symbol "ROSS." For current share price information, Ross stockholders are urged to consult publicly available sources for market quotations. On September 3, 2003, the last trading day before the public announcement of the signing of the merger agreement, the last quoted sale prices of chinadotcom common shares and Ross common stock on the Nasdaq National Market
were $9.82 and $17.29, respectively. On           , 2003, the last day for which
information was available prior to the date of this proxy statement/prospectus, the last quoted sale prices of chinadotcom common shares and Ross common stock
on the Nasdaq National Market were $          and $          , respectively.
chinadotcom has never paid a cash dividend on its common shares, and Ross has never paid a cash dividend on its common stock. Future dividends declared and paid by chinadotcom, if any, will be determined by chinadotcom's board of directors in light of circumstances existing from time to time, including growth prospects, profitability, financial condition, results of operations and other factors that chinadotcom's board of directors deems relevant.

                       COMPARATIVE PER SHARE INFORMATION

     The following tables show per share data regarding earnings, book value and cash dividends for chinadotcom and Ross on a historical, pro forma combined and pro forma equivalent basis. The pro forma book value and cash dividend information was computed as if the merger had been completed on June 30, 2003. The pro forma earnings information was computed as if the merger had been completed on January 1, 2002. The Ross pro forma equivalent information shows how each share of Ross common stock would have participated in chinadotcom's earnings, book value and cash dividends if the merger had been completed at these dates. These amounts do not necessarily reflect future per share levels of earnings, book value or cash dividends of chinadotcom.


     The following unaudited comparative per share data is derived from the historical consolidated financial statements of chinadotcom and the historical consolidated financial statements of Ross. You should read the information below in conjunction with the financial statements and accompanying notes of chinadotcom, incorporated by reference into this proxy statement/prospectus, and of Ross, set forth in the Annual Report on Form 10-K accompanying this proxy statement/prospectus. You should also read the unaudited pro forma consolidated financial statements and accompanying notes included in this proxy statement/prospectus beginning on page 136.



                                                          YEAR ENDED       SIX MONTHS ENDED
                                                       DECEMBER 31, 2002    JUNE 30, 2003
                                                       -----------------   ----------------
                                                          (UNAUDITED)        (UNAUDITED)
Pro forma combined:
Book value per share 1(a)............................          N/A              $4.06
Book value per share 1(b)............................          N/A              $4.10
Cash dividends declared per share....................           --                 --
Earnings/(loss) per share from continuing operations:
  Basic..............................................       $(0.18)             $0.06
  Fully diluted......................................       $(0.18)             $0.06
chinadotcom:
Book value per share.................................          N/A              $3.77
Cash dividends declared per share....................           --                 --
Earnings/(loss) per share from continuing operations:
  Basic..............................................       $(0.05)             $0.05
  Fully diluted......................................       $(0.05)             $0.05
Ross(2):
Book value per share.................................          N/A              $6.45
Cash dividends declared per share....................           --                 --
Earnings/(loss) per share from continuing operations:
  Basic..............................................       $(3.13)             $0.77
  Fully diluted......................................       $(3.13)             $0.63


---------------


(1) Book Value Per Share



    The book value per share is based on shareholders' equity net of preferred shares over the weighted average number of chinadotcom common shares outstanding and the weighted average number of shares of Ross common stock outstanding multiplied by the exchange ratio, assuming the average chinadotcom share price for the ten consecutive trading days ending on, and including the trading day that is two days prior to the closing date of the merger, is (a) $8.50 and (b) $10.50.



(2) Ross amounts have been aligned with chinadotcom's December 31 fiscal year.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

     chinadotcom common shares are quoted on the Nasdaq National Market under the symbol "CHINA." Shares of Ross common stock are quoted on the Nasdaq National Market under the symbol "ROSS." For current share price information, Ross stockholders are urged to consult publicly available sources for market quotations.

     The following table sets forth the range of the reported high and low closing per share sale prices of chinadotcom common shares and shares of Ross common stock for the calendar quarters indicated.

                                                                           SHARES OF
                                                 CHINADOTCOM COMMON       ROSS COMMON
                                                      SHARES(1)            STOCK(1)
                                                 -------------------   -----------------
CALENDAR QUARTER                                   HIGH       LOW       HIGH       LOW
----------------                                 --------   --------   -------   -------
2001
First Quarter..................................  $  7.63    $  2.31    $  7.50   $  2.19
Second Quarter.................................  $  3.55    $  2.06    $  4.45   $  1.88
Third Quarter..................................  $  4.00    $  1.87    $  4.08   $  2.94
Fourth Quarter.................................  $  3.00    $  1.95    $  6.31   $  2.38
2002
First Quarter..................................  $  3.28    $  2.63    $ 11.56   $  5.82
Second Quarter.................................  $  2.78    $  2.16    $ 11.65   $  7.80
Third Quarter..................................  $  2.54    $  1.86    $  8.35   $  6.05
Fourth Quarter.................................  $  3.07    $  1.91    $  9.90   $  4.51
2003
First Quarter..................................  $  3.58    $  2.73    $ 14.95   $  8.00
Second Quarter.................................  $  8.41    $  3.21    $ 15.49   $ 11.10
  April........................................  $  5.24    $  3.21    $ 13.75   $ 14.50
  May..........................................  $  5.42    $  4.30    $ 15.49   $ 12.46
  June.........................................  $  8.41    $  4.95    $ 16.25   $ 13.04
Third Quarter..................................  $ 14.46    $  8.67    $ 19.00   $ 15.00
  July.........................................  $ 14.46    $  9.25    $ 16.25   $ 14.50
  August.......................................  $ 11.99    $  8.67    $ 16.25   $ 14.93
  September....................................  $ 10.13    $  8.69    $ 19.00   $ 15.00
Fourth Quarter (October 1 through         ,
  2003)........................................  $          $          $         $

---------------

(1) Source:  Bloomberg

The table below presents the last quoted sale price of chinadotcom common shares and Ross common stock, each as quoted on the Nasdaq National Market, presented on two dates:

     - September 3, 2003, the last trading day before the public announcement of the signing of the merger agreement; and

     - , 2003, the latest practicable date before the date of this proxy statement/prospectus.

The last column of this table shows the implied value of one share of Ross common stock assuming the completion of the merger, which was calculated by determining the merger consideration for one share of Ross common stock using the closing price of chinadotcom common shares on each specified date to determine the exchange ratio, instead of the actual chinadotcom common share price that will be used to determine the exchange ratio. The cash consideration of $5.00 per share of Ross common stock is included in the values presented in the last column below. See "The Merger Agreement -- Merger Consideration."

                                                                          IMPLIED VALUE OF
                                            CHINADOTCOM        ROSS       ONE SHARE OF ROSS
                                           COMMON SHARES   COMMON STOCK     COMMON STOCK
                                           -------------   ------------   -----------------
September 3, 2003........................     $  9.82        $ 17.29           $ 19.00
          , 2003.........................     $              $                 $

     chinadotcom has never paid a cash dividend on its common shares. Future dividends declared and paid by chinadotcom, if any, will be determined by chinadotcom's board of directors in light of circumstances existing from time to time, including growth prospects, profitability, financial condition, results of operations and other factors that chinadotcom's board of directors deems relevant.

     Ross has never paid any cash dividends on its common stock and does not expect to pay cash dividends in the foreseeable future. In the past Ross has paid cash dividends on its preferred stock. Ross intends to retain future earnings to finance the ongoing operations and growth of its business.

              ROSS SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table presents selected statement of operations and balance sheet data of Ross for the fiscal years ended and as of June 30, 1999, 2000, 2001, 2002, and 2003. Ross derived the selected financial data for the years ended June 30 and as of June 30 from its audited financial statements. The selected consolidated financial data should be read together with Ross' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Ross' consolidated financial statements, including the related notes, included in Ross' Annual Report on Form 10-K for the fiscal year ended June 30, 2003, which accompanies this proxy statement/prospectus.

                                                                YEARS ENDED JUNE 30,
                                                  ------------------------------------------------
                                                    1999      2000      2001      2002      2003
                                                  --------   -------   -------   -------   -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
  Software product licenses.....................  $ 32,207   $18,943   $ 9,607   $13,026   $14,589
  Consulting and other services.................    45,596    36,734    16,520    13,013    13,489
  Maintenance...................................    28,326    27,722    24,678    20,014    20,022
                                                  --------   -------   -------   -------   -------
     Total revenues(1)(2).......................   106,129    83,399    50,805    46,053    48,100
                                                  --------   -------   -------   -------   -------
Operating expenses:
  Costs of software product licenses............     3,895     2,137       980     1,870     2,295
  Costs of consulting, maintenance and other
     services...................................    50,748    44,411    17,595    17,023    17,193
  Selling, general and administrative...........    42,200    32,842    21,277    15,298    16,591
  Product development, net of capitalized
     computer software costs and amortized
     computer software costs....................    11,959    10,003    11,496    10,241     7,230
  Amortization of goodwill......................     1,263     1,004       691        --        --
  Non-recurring costs (benefit).................        --     1,145       790      (650)       --
  Non-cash charge for impairment of capitalized
     software costs.............................        --        --        --    10,938        --
                                                  --------   -------   -------   -------   -------
     Total operating expenses...................   110,065    91,542    52,829    54,720    43,309
                                                  --------   -------   -------   -------   -------
     Operating profit (loss)(3)(4)..............    (3,936)   (8,143)   (2,024)   (8,667)    4,791
Other income (expense):
  Gain on sale of product line..................        --        --     2,372        --        --
  Other financial, net..........................    (1,156)   (1,170)   (1,181)     (625)     (180)
                                                  --------   -------   -------   -------   -------
     Net income (loss) before income taxes......    (5,092)   (9,313)     (833)   (9,292)    4,611
  Extraordinary expense, net of tax.............      (213)
  Income tax expense............................       321       349         9       132       405
Net income (loss)...............................  $ (5,626)  $(9,662)  $  (842)  $(9,424)  $ 4,206
  Preferred stock dividend......................        --        --        --      (150)     (150)
                                                  --------   -------   -------   -------   -------
     Net income (loss) available to common
       shareholders.............................  $ (5,626)  $(9,662)  $  (842)  $(9,574)  $ 4,056
                                                  ========   =======   =======   =======   =======
Net income (loss) per common share -- basic.....  $  (2.53)  $ (4.15)  $ (0.33)  $ (3.65)  $  1.54
Net income (loss) per common share -- diluted...  $  (2.53)  $ (4.15)  $ (0.33)  $ (3.65)  $  1.28
                                                  ========   =======   =======   =======   =======
Weighted average shares outstanding -- basic....     2,223     2,330     2,566     2,625     2,641
Weighted average shares
  outstanding -- diluted........................     2,223     2,330     2,566     2,625     3,296

                                                                   AS OF JUNE 30,
                                                  ------------------------------------------------
                                                   1999       2000      2001      2002      2003
                                                  -------   --------   -------   -------   -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Working capital.................................  $(3,745)  $(15,340)  $(9,640)  $(4,536)  $  (943)
Total assets....................................   83,185     64,295    50,462    37,618    40,211
Total long term debt and lease obligations......    3,705      2,627        --        --        --
Total shareholders' equity......................   29,257     20,890    23,104    13,943    17,029
Book value per common share.....................    12.77       8.78      7.55      4.46      5.39

---------------

(1) Revenues and operating costs have been increased in all years by the reclassification of Reimbursable Expenses to comply with EITF 01-14.

(2) Results shown for fiscal years 2000 and 1999 include revenues and operating costs relating to activities derived from the HR/Payroll product line which was sold in February of 2000. Results for these two fiscal years are therefore not directly comparable with the results of fiscal years 2001 through 2003.

(3) In accordance with the adoption of SFAS No. 142, Ross ceased amortization of Goodwill beginning July 1, 2001.

(4) In accordance with SFAS No. 86, Ross recorded an impairment of Capitalized Software Costs during the year ended June 30, 2002.

          CHINADOTCOM SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data and other financial data for chinadotcom for each of the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 were derived from chinadotcom's historical consolidated financial statements, which have been audited by Ernst & Young, whose report for the fiscal years ended December 31, 2000, 2001 and 2002 has been incorporated by reference into this proxy statement/prospectus, after adjustment for the restatement of discontinued operations and segment reporting. Please refer to Note 3 of the audited financial statements incorporated by reference into this proxy statement/prospectus. The selected consolidated financial data and other financial data for the six-month period ended June 30, 2002 and 2003 and the selected consolidated balance sheet data as of June 30, 2002 and 2003 were derived from chinadotcom's unaudited consolidated financial statements, which, in the opinion of chinadotcom's management, include all adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States.

     The summary financial data set forth below should be read in conjunction with chinadotcom's "Operating and Financial Review and Prospects," chinadotcom's audited consolidated financial statements and the related notes, and chinadotcom's unaudited condensed consolidated interim financial statements and the related notes, each incorporated by reference into this proxy statement/prospectus through chinadotcom's Form 6-K filed with the Commission on October 3, 2003.

SUMMARY CONSOLIDATED FINANCIAL DATA

                                                 YEAR ENDED DECEMBER 31,                        SIX MONTHS ENDED JUNE 30,
                             ----------------------------------------------------------------   -------------------------
                                1998         1999         2000         2001          2002          2002          2003
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
                                                        (AUDITED)                                      (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:(1)
REVENUES:
  Software and consulting
    services...............       2,689        7,914       48,946        21,358        18,556         9,933        18,703
  Advertising and marketing
    activities.............         658        7,239       40,976        19,782        26,916        10,664        10,777
  Mobile services and
    applications...........          --           --           --            --            --            --         5,056
  Other income.............         105        1,306        1,004         4,507         1,821         1,348         1,930
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
                                  3,452       16,459       90,926        45,647        47,293        21,945        36,466
Cost of revenues:
  Software and consulting
    services...............      (2,518)      (4,046)     (29,808)      (14,915)       (8,859)       (5,025)      (12,531)
  Advertising and marketing
    activities.............        (220)      (4,957)     (26,978)      (12,626)      (20,068)       (8,059)       (7,968)
  Mobile services and
    applications...........          --           --           --            --            --            --          (692)
  Other income.............          --         (606)      (1,123)       (1,892)         (845)         (374)         (594)
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
GROSS MARGIN...............         714        6,850       33,017        16,214        17,521         8,487        14,681
Selling, general and
  administrative
  expenses.................      (6,628)     (23,292)     (91,996)      (76,924)      (29,449)      (14,040)      (13,884)
Depreciation and
  amortization expenses....      (2,200)      (6,615)     (37,118)      (26,130)      (10,253)       (7,576)       (3,629)
Impairment of goodwill and
  intangible assets........          --           --      (43,373)      (40,698)           --            --            --
Stock compensation
  expense..................        (767)      (4,446)      (5,083)       (1,227)         (309)         (181)         (104)
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
OPERATING INCOME/(LOSS)....      (8,881)     (27,503)    (144,553)     (128,765)      (22,490)      (13,310)       (2,936)

                                                 YEAR ENDED DECEMBER 31,                        SIX MONTHS ENDED JUNE 30,
                             ----------------------------------------------------------------   -------------------------
                                1998         1999         2000         2001          2002          2002          2003
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
                                                        (AUDITED)                                      (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Interest income............          58        3,826       29,761        26,706        23,719        14,769         7,337
Interest expense...........          --           --         (857)       (1,286)       (2,463)       (1,460)         (273)
Gain/(loss) arising from
  share issuance of a
  subsidiary...............          --           --      140,031           (55)           --            --            --
Gain/(loss) on disposal of
  available-for-sale
  securities...............          --        6,282        1,685         4,411          (163)       (3,824)        3,004
Gain/(loss) on disposal of
  subsidiaries and cost
  investments..............          --           --       13,981        (1,915)          (66)           --           113
Other non-operating
  gains....................          --           --           --            --           667            --            --
Other non-operating
  losses...................          --          (42)      (2,053)       (1,321)         (288)           --          (554)
Dividend income, net of
  related expenses.........          --           --           --            --            --            --          (113)
Impairment of cost
  investments and
  available-for-sale
  securities...............          --           --      (84,696)      (12,260)       (5,351)       (4,950)           --
Share of (losses)/income in
  equity investees(2)......          --          (65)      (9,423)       (2,592)          682           160            11
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
Income/(loss) before income
  taxes....................      (8,823)     (17,502)     (56,124)     (117,077)       (5,753)       (8,615)        6,589
Income taxes...............          --           --         (582)         (186)         (117)          (15)         (491)
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
Income/(loss) before
  minority interests.......      (8,823)     (17,502)     (56,706)     (117,263)       (5,870)       (8,630)        6,098
Minority interests in
  losses/(income) of
  consolidated
  subsidiaries.............         282           (2)         553         4,010         1,036         1,311          (707)
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
INCOME/(LOSS) FROM
  CONTINUING OPERATIONS....      (8,541)     (17,504)     (56,153)     (113,253)       (4,834)       (7,319)        5,391
DISCONTINUED OPERATIONS
  Loss from operations.....          --       (1,213)      (3,649)      (11,132)      (13,942)       (8,742)       (2,398)
  Gain on disposal of
    discontinued
    subsidiaries...........          --           --           --            --           545            --         2,395
                             ----------   ----------   ----------   -----------   -----------   -----------   -----------
NET INCOME/(LOSS)..........      (8,541)     (18,717)     (59,802)     (124,385)      (18,231)      (16,061)        5,388
                             ==========   ==========   ==========   ===========   ===========   ===========   ===========
Basic earnings/(loss)
  per share................       (0.18)       (0.26)       (0.61)        (1.21)        (0.18)        (0.16)         0.05
Diluted earnings/(loss) per
  share(3).................       (0.18)       (0.26)       (0.61)        (1.21)        (0.18)        (0.16)         0.05
Weighted average number of
  shares:
  Basic....................  46,996,420   71,879,704   98,091,541   102,589,760   102,269,735   102,848,635    99,813,334
  Fully diluted............  46,996,420   71,879,704   98,091,541   102,589,760   102,269,735   102,848,635   101,627,603

                                                                                                     SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                    ----------------------------------------------   -----------------
                                                     1998     1999      2000      2001      2002      2002      2003
                                                    ------   -------   -------   -------   -------   -------   -------
                                                                      (AUDITED)                         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.........................   2,323    12,913    47,483    20,820    33,153   107,257    60,796
Restricted cash...................................   3,000        --     4,134     1,274       109       282        59
Available-for-sale debt securities(4).............      --   111,612   242,324   346,980   320,056   256,329   291,167
Restricted debt securities........................      --        --   148,622   134,960   151,123    65,682    59,206
Available-for-sale equity securities..............   5,700     5,419    10,368     2,064     2,050     1,974     2,198
Bank loans(5).....................................      --        --     3,934   118,455   127,384    53,723    50,850
Working capital(6)................................   4,027   124,209   450,391   359,412   340,476   349,043   330,755
Total assets......................................  14,645   183,123   622,920   596,494   580,957   505,979   497,265
Total shareholders' equity........................  12,302   163,822   512,024   389,861   377,700   376,257   376,927
BOOK VALUE PER COMMON SHARE.......................    0.26      2.28      5.22      3.80      3.69      3.66      3.77


---------------

(1) In 2003, chinadotcom adopted new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising, and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications. In addition, chinadotcom discontinued the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments. In accordance with SFAS 144, Accounting for the Impairment of Disposal of Long-Lived Assets, the operating results on the discontinued operating units were retroactively reclassified as a loss from operations of discontinued subsidiaries on the consolidated statements of operations. As a result, the results of the continuing operations of 1998, 1999, 2000, 2001 and 2002 were reclassified to conform with the 2003 presentation.

(2) The term "equity investees" refers to chinadotcom's 20% to 50% owned investments other than subsidiaries.

(3) The computation of diluted loss per share did not assume the conversion of any issued stock options or warrants during the year because their inclusion would have been antidilutive.

(4) Available for sale debt securities includes short-term and long-term debt securities available-for-sale.

(5) Bank loans include short-term and long-term bank loans.

(6) Working capital represents current assets less current liabilities.

          CHINADOTCOM UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA



     The chinadotcom unaudited pro forma consolidated statement of operations for the six months ended June 30, 2003 and for the fiscal year ended December 31, 2002 gives effect to the acquisitions of Ross and IMI as if they had occurred on January 1, 2002. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2003 has been calculated by adding the consolidated results of operations for chinadotcom for the six months ended June 30, 2003, the results of operations of Ross for the six months ended June 30, 2003, and the results of operations of IMI for the six months ended April 30, 2003. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 has been calculated by adding the consolidated results of operations of chinadotcom for the year ended December 31, 2002, the results of operations of Ross for the twelve months ended December 31, 2002, and the results of operations of IMI for the twelve months ended October 31, 2002. The unaudited pro forma consolidated balance sheet as of June 30, 2003 gives effect to the acquisitions of Ross and IMI as if they had occurred on June 30, 2003. Because IMI's fiscal year ends on April 30, the results of operations of IMI for the six months ended April 30, 2003 and for the twelve months ended October 31, 2002 have been used in calculating the pro forma consolidated statements of operations and the financial position of IMI as of April 30, 2003 has been used in calculating the pro forma consolidated balance sheet.


     chinadotcom's unaudited pro forma consolidated financial data should be read in conjunction with the unaudited pro forma consolidated financial data included elsewhere herein and chinadotcom's audited consolidated financial statements for the fiscal year ended December 31, 2002, and the related notes thereto, and the unaudited consolidated financial statements for the six months ended June 30, 2003 which are incorporated by reference into this proxy statement/prospectus through chinadotcom's Form 6-K filed with the Commission on October 3, 2003.


     chinadotcom's unaudited pro forma consolidated financial data has been prepared to illustrate the effects of the acquisitions. chinadotcom's unaudited pro forma consolidated financial data does not necessarily present chinadotcom's financial position or results of operations as they would have been if the companies involved had constituted one entity for the period presented and is not necessarily indicative of future results of operations or the results that might have occurred if the acquisitions had been consummated on the indicated dates.


CHINADOTCOM SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


                                                                  YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 2002      JUNE 30, 2003
                                                              ------------------   -----------------
                                                              (IN THOUSANDS OF $, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
REVENUES:
  Software and consulting services..........................         112,882               65,502
  Advertising and marketing activities......................          26,916               10,777
  Mobile services and applications..........................              --                5,056
  Other income..............................................           1,821                1,930
                                                                 -----------          -----------
                                                                     141,619               83,265
Cost of revenues:
  Software and consulting services..........................         (60,043)             (37,559)
  Advertising and marketing activities......................         (20,068)              (7,968)
  Mobile services and applications..........................              --                 (692)
  Other income..............................................            (845)                (594)
                                                                 -----------          -----------

                                                                  YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 2002      JUNE 30, 2003
                                                              ------------------   -----------------
                                                              (IN THOUSANDS OF $, EXCEPT SHARE DATA)
Gross margin................................................          60,663               36,452
Selling, general and administrative expenses................         (61,095)             (24,714)
Depreciation and amortization expenses......................         (14,025)              (5,020)
Research and development expenses...........................         (12,929)              (3,650)
Restructuring costs.........................................          (3,816)              (2,489)
Impairment of capitalized software costs....................         (10,938)                  --
Impairment of goodwill......................................              --               (1,200)
Stock compensation expense..................................          (2,007)                (703)
                                                                 -----------          -----------
Operating loss..............................................         (44,147)              (1,324)
Interest income.............................................          24,078                7,418
Interest expense............................................          (2,980)                (545)
Gain/(loss) on disposal of available-for-sale securities....            (163)               3,004
Gain/(loss) on disposal of subsidiaries and cost
  investments...............................................             (66)                 113
Other non-operating gains...................................           1,391                   --
Other non-operating losses..................................            (366)                (878)
Dividend income, net of related expenses....................              --                 (113)
Impairment of cost investments and available-for-sale
  securities................................................          (5,351)                  --
Share of income in equity investees.........................             682                   11
                                                                 -----------          -----------
Income/(loss) before income taxes...........................         (26,922)               7,686
Income taxes................................................            (924)              (1,700)
                                                                 -----------          -----------
Income/(loss) before minority interests.....................         (27,846)               5,986
Minority interests in losses of consolidated subsidiaries...           8,160                  420
                                                                 -----------          -----------
Income/(loss) from continuing operations....................         (19,686)               6,406
                                                                 -----------          -----------
Earnings/(loss) per share from continuing operations(1)
     Basic(a)...............................................           (0.18)                0.06
     Basic(b)...............................................           (0.18)                0.06
     Fully diluted(a).......................................           (0.18)                0.06
     Fully diluted(b).......................................           (0.18)                0.06
Weighted average number of shares
     Basic(a)...............................................     107,823,853          105,367,452
     Basic(b)...............................................     106,765,925          104,309,524
     Fully diluted(a).......................................     107,823,853          107,511,296
     Fully diluted(b).......................................     106,765,925          106,453,368


---------------


    (1) Pro forma earnings/(loss) per share



    The pro forma basic and diluted earnings/(loss) per share are based on the weighted average number of chinadotcom common shares outstanding and weighted average number of shares of Ross common stock outstanding multiplied by the exchange ratio, assuming the average chinadotcom share price for the ten consecutive trading days ending on, and including the trading day that is two trading days prior to the closing date of the merger, is (a) $8.50 and (b) $10.50.

                                                               (IN THOUSANDS OF $, EXCEPT SHARE DATA)
BALANCE SHEET DATA AS OF JUNE 30, 2003
Cash and cash equivalents...................................                   63,207
Restricted cash.............................................                       59
Available-for-sale debt securities..........................                  291,167
Restricted debt securities..................................                   59,206
Available-for-sale equity securities........................                    2,198
Bank loans..................................................                   60,358
Working capital.............................................                  302,882
Total assets................................................                  619,480
Total shareholders' equity..................................                  427,224
Book value per share(1)(a)..................................                     4.06
Book value per share(1)(b)..................................                     4.10


---------------


(1) Book value per share



     The book value per share is based on shareholders' equity net of preferred shares over the weighted average number of chinadotcom common shares outstanding and the weighted average number of shares of Ross common stock outstanding multiplied by the exchange ratio, assuming the average chinadotcom share price for the ten consecutive trading days ending on, and including the trading day that is two days prior to the closing date of the merger, is (a) $8.50 and (b) $10.50.

                                  RISK FACTORS

     By voting in favor of the merger, current Ross stockholders will be choosing to invest in chinadotcom common shares.


     An investment in chinadotcom common shares involves a high degree of risk. In deciding whether to vote in favor of the merger, you should consider all of the information included in this document and its annexes, all of the information included in the accompanying documents and all of the information that is included in the documents incorporated by reference. See "Where You Can Find More Information" on page 133 of this proxy statement/prospectus.


     In addition, you should pay particular attention to the following risks relating to the merger and risks related to each of chinadotcom and the combined company following the merger.

RISKS RELATING TO THE MERGER

  ROSS STOCKHOLDERS MAY NOT RECEIVE EXACTLY $14.00 IN VALUE OF CHINADOTCOM COMMON SHARES FOR EACH SHARE OF ROSS COMMON STOCK, AND THE SHARES TO BE RECEIVED BY ROSS STOCKHOLDERS UPON COMPLETION OF THE MERGER MAY DECREASE IN VALUE AFTER THE EXCHANGE RATIO IS FIXED.

     The exchange ratio is the number of chinadotcom common shares that will be issued for each share of Ross common stock in the merger. The exact exchange ratio for the merger will not be known until the second trading day before the closing date. After the exchange ratio is fixed, the number of chinadotcom common shares that Ross stockholders will be entitled to receive upon completion of the merger will not change, even if the market price of chinadotcom common shares changes. In recent years, the stock market has experienced extreme price and volume fluctuations. These market fluctuations have adversely affected the market price of the common stock of technology companies, including at times chinadotcom, and may continue to do so in the future. The market price of chinadotcom common shares upon and after completion of the merger could be lower than the market price on the date the exchange ratio is fixed. You should obtain recent market quotations of chinadotcom common shares.

     In addition, unless the make-whole provision is implemented, the number of common shares issuable by chinadotcom is limited regardless of the trading price of chinadotcom common shares. This means that, assuming the make-whole provision is not implemented, even if the average closing price of a chinadotcom common share for the 10 trading days ending on, and including, the second trading day before the closing date of the merger is below $8.50, the holders of shares of Ross common stock will be entitled to receive chinadotcom common shares based on the $8.50 price and not the lower average price, assuming the merger is not terminated as a result of such change in chinadotcom's common share price. Similarly, if the average price is above $10.50, chinadotcom will be required to issue common shares based on the $10.50 price and not the higher average price. If the make-whole provision is implemented, then holders of shares of Ross common stock will be entitled to receive chinadotcom common shares based on the actual average price, rather than based on a price of $8.50.

  SALES OF CHINADOTCOM AND ROSS SHARES COULD CAUSE A DECLINE IN THEIR MARKET PRICES.

     U.S. holders of Ross common stock may be disinclined to own shares of a company that is classified as a passive foreign investment company, which subjects U.S. investors to adverse tax rules. See the discussion in the next risk factor. This could result in the sale of Ross common stock before the closing of the merger and sales of chinadotcom common shares received in the merger. These sales could adversely affect the market prices for these securities.

  OWNERSHIP OF CHINADOTCOM COMMON SHARES MAY SUBJECT U.S. INVESTORS TO ADVERSE TAX RULES.

     Based upon an analysis of its income and assets for the year 2002, chinadotcom believes that it was a passive foreign investment company, or PFIC, during 2002, and based upon an analysis of its projected income and assets for the year 2003, chinadotcom believes that it may be a PFIC during 2003. PFIC status depends upon the composition of income and assets and the market value of assets from time to time, which may be especially volatile in a technology related enterprise. chinadotcom has limited control over these variables. Accordingly, there can be no assurance that chinadotcom will not be classified as a PFIC for 2003 or any future tax year.

     If chinadotcom is a PFIC during any year of a U.S. holder's holding period with respect to such stock, the U.S. holder will generally be required to treat certain "excess distributions" and any gain on the sale or other disposition of such stock as ordinary income and, in some cases, an interest charge will also apply, unless a U.S. holder makes a qualified electing fund, or QEF, election or a mark-to-market election.


     For a more detailed description of the tax consequences of ownership of chinadotcom shares, please see "Material U.S. Federal Income Tax Consequences" beginning on page 120.


     U.S. STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THEIR PARTICULAR CIRCUMSTANCES.

  ROSS' EXECUTIVE OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM YOUR INTERESTS AS A ROSS STOCKHOLDER.


     The merger agreement was negotiated with chinadotcom by executive officers of Ross. It has been approved by Ross' board of directors, which is recommending that Ross stockholders vote in favor of the proposal to adopt and approve the merger agreement and the merger. In considering these facts and the other information contained in this document, you should be aware that Ross' executive officers and directors have economic interests in the merger in addition to the interest that they share with you of being a holder of Ross stock. For additional information about these interests, please see "The Merger -- Interests of Ross Directors and Officers in the Merger" beginning on page 79.


  FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT EACH OF CHINADOTCOM'S AND ROSS' FUTURE BUSINESSES AND OPERATIONS AND THE TRADING PRICE OF EACH COMPANY'S STOCK.

     Completion of the transaction is subject to the satisfaction or waiver of a number of closing conditions, and there can be no assurances that those closing conditions will be satisfied or waived. If the transaction is not completed for any reason, chinadotcom and Ross may be subject to a number of negative consequences, including the following:

     - benefits that chinadotcom and Ross expect to realize from the transaction, such as the enhanced financial and competitive position of the combined company, would not be realized;

     - the price of Ross shares may decline to the extent that the current market price reflects a market assumption that the transaction will be completed;

     - market analysts' estimates of Ross' valuation may decline due to uncertainty regarding Ross' stand-alone prospects;

     - costs related to the transaction, such as legal, accounting and printing fees, as well as a portion of the financial advisors fees, must be paid even if the transaction is not completed;

     - depending on the reason for termination of the merger agreement, Ross may be required to pay chinadotcom a termination fee of up to $1,350,000 plus an additional amount of up to $750,000 for chinadotcom's fees and expenses; and

     - the diversion of management's attention from the day-to-day business of each of chinadotcom and Ross and the associated disruption to its employees and its relationships with customers and suppliers during the period that the transaction is pending may make it difficult for each company to regain its financial and market position if the transaction does not occur.

     If either company's board of directors determines to seek another merger or business combination, there can be no assurance that Ross will be able to find a suitable partner or be able to negotiate terms similar to those provided for in the merger agreement.

  COMPLETION OF THE MERGER MAY BE MET WITH UNFAVORABLE REACTION FROM EITHER OR BOTH OF ROSS' AND CHINADOTCOM'S PARTNERS, CUSTOMERS OR KEY EMPLOYEES.

     Current and prospective business partners, joint venture partners, service or equipment suppliers and customers of Ross and chinadotcom may, in response to the announcement or completion of the merger, delay or cancel purchasing decisions or decisions relating to joint ventures, contracts or other business alliances, any of which could have a material adverse effect on the business of either or both companies and the combined company following the merger. In addition, key employees of both companies may feel that the merger poses uncertainties that cause them to leave the company, which could also have a material adverse effect on the business of either or both companies and the combined company following the merger.

  THE COMBINED COMPANY MAY NOT SUCCESSFULLY INTEGRATE THE OPERATIONS AND TECHNOLOGY OF CHINADOTCOM AND ROSS IN A TIMELY MANNER, OR AT ALL, AND THE COMBINED COMPANY MAY NOT REALIZE THE ANTICIPATED BENEFITS OF THE MERGER TO THE EXTENT, OR IN THE TIMEFRAME, ANTICIPATED, WHICH COULD SIGNIFICANTLY HARM THE COMBINED BUSINESS AND HAVE A MATERIAL ADVERSE EFFECT ON THE COMBINED COMPANY AFTER THE MERGER.

     Ross and chinadotcom entered into the merger agreement with the expectation that the merger will result in benefits to the combined company. However, these expected benefits may not be fully realized. The integration of certain company operations after the merger may be difficult, time consuming and costly, particularly in light of the technical and complex nature of each company's products. After completion of the merger, the combined company must successfully coordinate worldwide marketing and distribution of multiple product lines, enhance certain product and service offerings where appropriate, coordinate custom product development resources, communicate a coordinated marketing message, and leverage company services and systems. It is possible that these integration efforts will not be completed as efficiently as planned or will distract management from the operations of the combined company's business. The challenges involved in this integration include the following:

     - managing software development activities to define a product roadmap, ensure timely release of innovative products to market, and to deliver effective technology integration while coordinating software development operations in a swift and efficient manner;

     - demonstrating to existing and potential customers that the merger will not result in adverse changes in the value of their investment or in customer service standards, quality or product development focus;

     - coordinating and integrating marketing efforts to effectively communicate the capabilities of the combined company, cross selling related products to each other's customers, and managing the sales forces to leverage opportunity while minimizing channel conflict;

     - maintaining employee morale and productivity, assimilating key employees and managing an increased number of employees over large geographic distances;

     - creating and effectively implementing standards of excellence, controls, procedures, policies and information systems; and

     - retaining or recruiting key personnel.

     The execution of these post-merger events will involve considerable risks and may not be successful. These risks include:

     - the potential disruption of the combined company's ongoing business and distraction of its management;

     - the potential strain on the combined company's financial and managerial controls and reporting systems and procedures;

     - unanticipated expenses and potential delays related to integration of the operations, technology and other resources of the two companies;

     - the inability to successfully manage the geographically diverse organization;

     - the failure to realize the anticipated synergies from the combination;

     - greater than anticipated costs and expenses related to restructuring, including employee severance or relocation costs and costs related to vacating leased facilities; and

     - potential unknown liabilities associated with the merger and the combined operations.

  IN THE EVENT THE MERGER IS APPROVED AND CONSUMMATED, ROSS STOCKHOLDERS WILL RECEIVE COMMON SHARES OF CHINADOTCOM, WHICH IS A "FOREIGN PRIVATE ISSUER" AND HAS DISCLOSURE OBLIGATIONS DIFFERENT FROM THOSE OF ROSS AND OTHER U.S. DOMESTIC REPORTING COMPANIES.

     chinadotcom is a foreign private issuer and, as a result, obtains relief from certain of the requirements the Commission imposes upon U.S. domestic issuers. For example, chinadotcom is not required to issue quarterly reports or proxy statements. chinadotcom is allowed six months to issue annual reports instead of three, and chinadotcom is not required to disclose executive compensation reports that are as detailed as U.S. domestic issuers. chinadotcom's directors and officers are not required to report equity holdings under Section 16 of the Securities Act of 1933, as amended, or the Securities Act, although chinadotcom does file reports under Sections 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, if and when applicable. In general, because various of the disclosure obligations on chinadotcom as a foreign private issuer are less stringent than those required of Ross, in the event the merger is approved and consummated, Ross stockholders who receive shares of chinadotcom should not expect to receive an equivalent amount of disclosure from chinadotcom which they have received in the past from Ross as a U.S. domestic reporting company.

RISKS RELATING TO CHINADOTCOM'S ACQUISITION OF 51% OF IMI

  IF CHINADOTCOM IS UNABLE TO TAKE ADVANTAGE OF OPPORTUNITIES TO MARKET AND SELL IMI'S PRODUCTS AND SERVICES TO ITS CUSTOMERS, DISTRIBUTION CHANNELS AND BUSINESS PARTNERS IN ASIA, CHINADOTCOM MAY NOT REALIZE SOME OF THE EXPECTED BENEFITS OF THE ACQUISITION.

     A significant anticipated benefit of the acquisition is expanding IMI's business in the Asia Pacific region by leveraging chinadotcom's local expertise and distribution channels. IMI expects to take advantage of its existing customer bases and sales network in order to promote and sell their products and services to its traditional customers and business partners. The products and services of IMI are highly technical and the salespersons of chinadotcom not be successful in marketing IMI's products and services. In the event that its traditional customers and business partners are not receptive to IMI's products and services, IMI and chinadotcom may not realize some of the expected benefits of the acquisition, and both businesses may be harmed.

  IF CHINADOTCOM IS UNABLE TO IMPLEMENT ITS CONTROLS, PROCEDURES AND POLICIES DUE TO IMI'S AUTONOMY AS A NON WHOLLY OWNED SUBSIDIARY, IT MAY HAVE AN ADVERSE EFFECT ON CHINADOTCOM'S OPERATIONS AND RESULTS.

     As chinadotcom has purchased a majority rather than a 100% interest in IMI and as it will operate as a separate business unit, there can be no assurance that chinadotcom will be able to ensure that its minority shareholder will adhere to its controls, procedures and policies. In light of the relative autonomy of IMI, if chinadotcom cannot implement adequate control systems in an efficient and timely manner, it could have a material adverse effect on chinadotcom's business, results of operations and financial condition.

  CHINADOTCOM HAS AN OBLIGATION TO PURCHASE THE SHARES OF IMI FROM IMI'S MINORITY SHAREHOLDER UPON THE OCCURRENCE OF CERTAIN EVENTS.

     chinadotcom has granted IMI's minority shareholder a right to put their shares to chinadotcom upon the occurrence of certain significant events in relation to the governance of IMI. The valuation of their shares would be based on the financial performance of IMI including EBITDA as a percentage of revenues and revenue growth.

  CHINADOTCOM'S $25 MILLION LOAN TO IMI WILL BE SUBORDINATE TO IMI'S EXISTING CREDIT FACILITIES.

     As part of its acquisition of IMI, chinadotcom has provided IMI with loan facilities for up to $25 million for use in acquiring complementary businesses and product lines. IMI currently has a $10 million secured credit facility with a major commercial lender. If chinadotcom's loan facilities are drawn prior to the repayment in full and cancellation of this other secured credit facility, chinadotcom's loan will be subordinate to any amount drawn down under this credit facility. This subordination may adversely affect chinadotcom's ability to be repaid in the event that IMI experiences difficulties in its business operations. In addition, the scope of chinadotcom's security interest may be restricted due to certain limitations in the laws of Ireland.

  IMI HAS HAD A RECENT HISTORY OF NET LOSSES, AND THERE IS NO GUARANTEE THAT IMI WILL CONTINUE TO BE PROFITABLE IN THE FUTURE.


     IMI has a recent history of net losses. In particular, IMI incurred net losses of $12.4 million in fiscal 2003, $6.6 million in fiscal 2002, $35.3 million in fiscal 2001 and $22.8 million in fiscal 2000. While IMI has been operationally profitable for the last two quarters ended July 31, 2003, there is no assurance that IMI can continue to be profitable.


RISKS RELATING TO CHINADOTCOM'S OVERALL BUSINESS

  CHINADOTCOM HAS A LIMITED OPERATING HISTORY AND ITS BUSINESS MODEL AND STRATEGY ARE EVOLVING.

     chinadotcom has a limited operating history and was organized in June 1997 as a wholly owned subsidiary of China Internet Corporation Limited, or CIC. chinadotcom has historically operated as a pan-Asian integrated Internet company with its business model centered around its e-business consulting services and advertising businesses, including e-marketing services, portal services and other media. chinadotcom's business model is evolving from a pan-Asian Internet company to a provider of enterprise software and related support services, outsourced software development and support services, advertising, short messaging services for mobile devices and portal services.

     Each of chinadotcom's targeted markets is rapidly evolving, and chinadotcom cannot provide any assurance that it can successfully adapt its business model and strategy to meet the needs of customers in these markets, or cross-sell its core competencies. If chinadotcom fails to modify its business model or strategy to adapt to these markets, its business could suffer. Changes in chinadotcom's business model and strategy may intensify the risks described in this document or subject it to new risks.

  CHINADOTCOM HAS UNTIL RECENTLY A HISTORY OF LOSSES AND CANNOT PROVIDE ANY ASSURANCES THAT IT CAN ACHIEVE OR SUSTAIN PROFITABILITY.

     Since chinadotcom's corporate organization in June 1997, it has incurred net losses in each of its fiscal years as follows:

                                        1998     1999      2000       2001      2002
                                       ------   -------   -------   --------   -------
                                               (IN THOUSANDS OF U.S. DOLLARS)
Net loss.............................  (8,541)  (18,717)  (59,802)  (124,385)  (18,231)

     While chinadotcom has recorded net profits in each of the fourth quarter of 2002 and first and second quarter of 2003, it has continued to post losses from operations during these periods. chinadotcom's operating losses may increase in the future, and it may never achieve operating profitability or sustain net profitability. chinadotcom may continue to incur operating losses and post net losses in the future due to:

     - additional acquisition activities related to the growth and development of its enterprise software, outsourced software development, short messaging services for mobile devices and portal businesses and services;

     - a high level of planned operating expenditures;

     - increased sales and marketing costs;

     - increased investment activities;

     - further decreases in the value of its prior investments, including prior Internet-related acquisitions and its publicly traded, unlisted and other marketable securities;

     - greater levels of product development;

     - even greater competition; and

     - its general business and growth objectives.

     In addition, while chinadotcom has experienced sequential increases in revenues between the first quarter of 2003 and second quarter of 2003, it cannot be certain that revenue growth will continue in the future. chinadotcom may see a reversal of the recent growth in quarterly revenues due to:

     - the slowdowns in the Asian, U.S. and other economic markets;

     - the ongoing low level of expenditures in the software, Internet and media markets;

     - the potential or actual loss of key clients and key personnel, including those from its software development and outsourcing, e-business consulting services, mobile service and e-marketing services businesses;

     - its inability to identify or acquire suitable target companies to implement its business model and strategy and grow its business;

     - its decision to exit the low-margin online network advertising business in South Korea, which will cause revenues from its advertising and e-marketing businesses to decline;

     - its disposal of certain subsidiaries and investments; and

     - its decision to discontinue certain products and services.

These factors could also adversely affect chinadotcom's ability to sustain profitability. chinadotcom cannot assure you that it will generate sufficient revenue to sustain profitability. chinadotcom cannot assure you that it can sustain or increase profitability on a quarterly or annual basis in the future. If revenue does not meet its expectations, or if operating expenses exceed what it anticipates or cannot be reduced accordingly, chinadotcom's business, results of operations and financial condition will be materially and adversely affected.

  CHINADOTCOM'S STRATEGY OF EXPANSION THROUGH ACQUISITIONS OR INVESTMENTS, INCLUDING THE PROPOSED ACQUISITION OF ROSS AND THE RECENT ACQUISITION OF IMI, HAS BEEN AND WILL CONTINUE TO BE COSTLY AND MAY NOT BE EFFECTIVE, AND IT MAY REALIZE LOSSES ON ITS INVESTMENTS.

     As a key component of its business and growth strategy, chinadotcom has acquired and invested in, and intends to continue to acquire and invest in, companies and assets, particularly relating to its strategy in enterprise software, outsourced software development and mobile services. A recent significant acquisition was IMI. chinadotcom's acquisitions and investments have resulted in, and will continue to result in, the use of significant amounts of cash, dilutive issuances of its common shares and amortization expenses related to certain intangible assets, each of which could materially and adversely affect its business, results of operations and financial condition. As of January 1, 2002, chinadotcom began to apply

SFAS 142 and no longer amortizes expenses related to goodwill and other intangible assets with an indefinite life for distinct acquisitions.

     chinadotcom has been expanding and broadening its operations rapidly, both in size and scope. Its ability to implement controls, procedures and policies appropriate for a public company in a rapidly evolving market requires an effective planning and management process. chinadotcom will need to continue to improve its financial, managerial and operational controls and reporting systems, and to expand, train and manage its work force. chinadotcom's acquisitions, including the proposed acquisition of Ross and the recent acquisition of IMI, involve significant strains and risks, including:

     - the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;

     - the need to implement controls, procedures and policies appropriate for a public company such as chinadotcom's at the acquired business that prior to acquisition had lacked such controls, procedures and policies, particularly if such acquired business is intended to continue to exist as a separate business unit or is a subsidiary of chinadotcom's that is not wholly owned;

     - the diversion of management attention from other business concerns both during the period of negotiation through closing and further diversion of such time after closing, as well as a shift of focus from operating the businesses to issues of integration and future products;

     - the significant transaction costs incurred may outweigh the benefits of the acquisition;

     - the reduced availability of favorable financing for future acquisitions;

     - its inability to manage adequately the currency, interest rate and equity price fluctuations relating to its acquisitions and investments;

     - declining employee morale and retention issues for employees in the acquired businesses;

     - the costs incurred in connection with any required restructuring and the uncertainty of its success;

     - the risk of being sued by terminated employees and contractors; and

     - its lack of familiarity with local market and other conditions and business practices.

chinadotcom will need to integrate, manage and protect its interests in its acquired businesses successfully, and its failure to do so could have a material adverse effect on its business, results of operations and financial condition particularly with respect to the proposed acquisition of Ross and the recent acquisition of IMI. chinadotcom's acquisitions and investments may be difficult to integrate in the aggregate and it may need to reorganize or restructure to better achieve its operating goals. This may include having to create or retain separate focused units or entities within each of its areas of emphasis, including enterprise software, outsourced software development and mobile services. chinadotcom will continue to attempt to achieve what it believes to be the most effective corporate structure to better enhance value and liquidity for its shareholders and better utilize its non-cash assets as consideration for acquisitions or investments. This may include the spin-off or listing of one or more of its units or entities such as occurred with its hongkong.com Corporation, which was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong, or GEM.

     Further, with respect to non-wholly owned subsidiaries of chinadotcom such as IMI, the minority shareholders of such entities may have contractual rights that limit the amount of integration that may occur or specify exit events such as a public offering of such entity.

     The expansion throughout Asia and into other markets could harm chinadotcom's business because it will be exposed to:

     - adverse changes in regulatory requirements;

     - potentially adverse tax and regulatory consequences;

     - general export restrictions and export controls relating to encryption technology;

     - differences in accounting practices;

     - different cultures which may be relatively less accepting of its business;

     - difficulties in staffing and managing operations;

     - greater legal uncertainty;

     - tariffs and other trade barriers;

     - changes in the general economic and investment climate affecting valuations and perception of the its business sectors;

     - political instability and fluctuations in currency exchange rates; and

     - different seasonal trends in business activities,

any one of which could have a material adverse effect on the success of its business and future growth.

     In addition, as economic, market and other conditions continue to fluctuate, chinadotcom has recorded impairment losses for the decrease in value of its investments and has incurred unrealized losses in the fair value of its marketable securities. For the financial years ended December 31, 2001 and 2002, chinadotcom recognized an impairment loss in an aggregate amount of $8.1 million and $0.3 million, respectively, for the decrease in fair value of its less than 20% owned unlisted equity investments, and incurred an unrealized aggregate loss of $4.2 million and $5.1 million, respectively, for the decrease in fair value of its marketable securities. On January 1, 2002, chinadotcom began to apply SFAS 142, which requires that intangible assets with indefinite useful lives must be reviewed annually for impairment, or more frequently if indications of impairment arise. The standard established specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. While chinadotcom performed the transitional impairment test for goodwill on June 30, 2002, and the annual impairment test on December 31, 2002, and no impairment charge was recorded during 2002, chinadotcom cannot give you assurances that it will not have to record impairment of its goodwill and intangible assets in the future, depending upon the future performance of and outlook for these assets.

     chinadotcom's results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if it is unable to adequately hedge its exposure to reduced valuations.

  CHINADOTCOM HAS SIGNIFICANT FIXED OPERATING EXPENSES, WHICH MAY BE DIFFICULT TO ADJUST IN RESPONSE TO UNANTICIPATED FLUCTUATIONS IN REVENUES.

     A high percentage of chinadotcom's operating expenses, particularly personnel, rent, depreciation and amortization, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, its engagements may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter.

     An unanticipated termination or decrease in size or scope of a major engagement, a client's decision not to proceed with a project that chinadotcom anticipated or the completion during a quarter of several major client engagements could require chinadotcom to maintain underutilized employees and could have a material adverse effect on its business, results of operations and financial condition.

  CHINADOTCOM RELIES ON LOCAL MANAGEMENT FOR MANY OF ITS LOCALIZED BUSINESSES.

     In connection with its strategy to develop its enterprise software business, outsourced software development and service business, and mobile and portal businesses, chinadotcom may have and may continue to acquire interests in companies in local markets where chinadotcom has limited experience with these assets and businesses, including enterprise software companies in the United States, Canada and Europe, outsourced software developers in the People's Republic of China, or PRC, and India, and developers of add-on services for mobile devices in Hong Kong and the PRC. As a result, it may be necessary for chinadotcom to rely on its local management with limited oversight. If chinadotcom cannot effectively manage its local officers and management, or prevent them from acting or failing to act at its direction, these problems could have a material adverse effect on its business, financial condition, results of operations and share price.

  SOME OF CHINADOTCOM'S DIRECTORS AND OFFICERS ACT IN SIMILAR CAPACITIES FOR CIC OR XINHUA.

     One of chinadotcom's six directors also serve as a director for CIC. chinadotcom's Vice Chairman also serves as an officer for CIC and beneficially owns a significant percentage of the equity of both chinadotcom and CIC. Affiliated companies of Xinhua News Agency, or Xinhua, a significant shareholder, also own a significant percentage of CIC. Among chinadotcom's directors, one is an executive officer of Xinhua. Because these individuals are or will be required to devote attention to CIC or Xinhua, they may be unable to devote a sufficient amount of attention to chinadotcom. In addition, there may be further situations where conflicts of interest will arise as CIC and Xinhua and their respective affiliates, and chinadotcom may compete in similar industries and markets in Greater China and elsewhere in Asia, especially as its business model and strategy evolve. In June 1999, chinadotcom entered into an agreement with CIC that limits the ability of those of its directors or officers who are also CIC directors or officers to take advantage of corporate opportunities presented to them as directors or officers of chinadotcom. There is no assurance that this agreement can be enforced effectively if it is violated against chinadotcom's interest.

  SOME OF CHINADOTCOM'S SHAREHOLDERS, SUPPLIERS, CUSTOMERS AND DEBTORS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS OR MAY COMPETE WITH CHINADOTCOM THAT COULD AFFECT CHINADOTCOM NEGATIVELY.

     chinadotcom's shares are held by institutional investors, strategic shareholders, suppliers, customers, investees, guarantors and debtors, one or more of whom may from time to time experience further downturns or slowdowns in market, economic, business, operational, sales, financial or other condition that could have a material adverse effect on their business, financial or other condition and share price, as the case may be. If these conditions, competition or other factors cause, or result in the deterioration of its relationships with any of these shareholders, and they sell its shares, or if one or more of its major shareholders change or is expected to change their shareholding in chinadotcom materially, its financial, business, share price, financial and other condition and prospects could be materially affected in an adverse manner.

     In addition, there can be no assurance that despite non-compete and confidentiality arrangements and other fiduciary obligations that may apply, chinadotcom's shareholders or directors have not used or will not use information obtained as a result of association with chinadotcom to compete against it, directly or indirectly. If such information is used to compete against chinadotcom, its business, financial or other condition, results of operation and share price could be materially and adversely affected.

  CHINADOTCOM IS SUBJECT TO RISKS RELATED TO ITS PURCHASE OF URLS FROM CIC.

     In February 2002, chinadotcom completed the payment related to the purchase of three Uniform Resource Locators, or URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for $16.8 million, from CIC pursuant to an agreement reached with CIC in October 2001.

     While chinadotcom believes that the URLs are of material importance to its business strategy and operations, chinadotcom's acquisition of the URLs involves significant risks, including:

     - While it relied upon valuations as determined by internationally recognized third party valuation concerns, as well as commercial negotiations with CIC, chinadotcom cannot guarantee, however, that the purchase price it paid for the URLs is fair, reasonable or market value or that such fair, reasonable and market value price is readily or objectively determinable.

     - Under existing intellectual property laws in various countries (such as the United States and Hong Kong), a mark that has location significance or geographical significance such as the URLs cannot be registered as a trademark. As a result, the purchase of the URLs may not be an effective means to resolve chinadotcom's trademark ownership concerns, and it may continue to be vulnerable to intellectual property ownership and use risks, such as challenges by third parties of infringement.

     - chinadotcom believes that the URLs will serve an important business purpose for a period of 20 years, and as such chinadotcom has chosen to amortize them on a straight-line basis over a period of 20 years. However, given the unique nature of the URLs and its short operating history, it cannot be assured that this time period will accurately correlate with the actual useful life of the URLs.

     - Although as part of the purchase of the URLs, chinadotcom has made a "bulk sales" notice in Hong Kong to put CIC's creditors on notice of the transaction, as with any potential liquidation, in the event CIC is liquidated, if the proceeds from the purchase of the URLs are thought to be below fair market value by CIC's creditors or distributed preferentially to certain of its creditors in a manner that "unfairly prejudices" the other creditors of CIC, its liquidator may set aside the URLs purchase transaction.

     - chinadotcom cannot provide any assurances that under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, it will not have to record impairment of the value of the URLs, depending upon the future performance of and useful life for these assets.

RISKS RELATING TO TREASURY MANAGEMENT

  ATTEMPTS TO ENHANCE ITS TREASURY YIELD HAVE CAUSED CHINADOTCOM TO INCREASE LEVERAGE AND MAY EXPOSE IT TO VARIOUS MARKET RISKS.

     In order to increase the yield from its invested cash pending its use in the conduct of its business, chinadotcom has increased its leverage and invested in debt securities that expose it to market risks such as credit default and investment risk, leverage risk, interest rate risk and negative interest rate differential.

     chinadotcom is subject to risks related to investing in instruments that are based on the prices of other securities or other benchmarks. chinadotcom's investments in treasury products would be subject to the risk of changes in the values of underlying securities or benchmark interest rates such as the London InterBank Offered Rate, or Libor, and a decrease in those values could cause chinadotcom to lose its interest payments or cause it to lose its invested principal.

     Further, because chinadotcom has purchased as of June 30, 2003 approximately $49 million of debt securities with drawdowns under its credit facilities, including its Global Master Repurchase Agreement, or Repurchase Agreement, with Fortis Bank and Total Return Swap Transaction Agreement, or Swap Agreement, with DBS Bank, it is subject to risk associated with investment leverage because its portfolio will increase or decrease in value at a rate that is a multiple of the changes in the net value of its invested debt securities after accounting for the repayment of any draw down amount under these facilities. As a result, the market value of its portfolio will generally be more volatile than the market values of a non-leveraged portfolio.

     As of June 30, 2003, chinadotcom's entire treasury portfolio of $350.4 million, was effectively reflected in its consolidated financial statements at current market prices. At the end of each quarter, if the end of quarter price is below the original investment cost, the difference is charged to "accumulated other comprehensive income" under the shareholders' equity section of chinadotcom's consolidated balance sheet. If the fair market value of any of its debt investments remains below its investment cost and is considered "other than temporary," this decline would then be reflected as an expense under "impairment of cost investments and available-for-sale securities" in its consolidated income statement. Any such adjustment could have a material adverse effect on chinadotcom's business, financial condition, results of operations and share price.

     In addition, sharp price movements or volatility shocks may reduce the liquidity of chinadotcom's treasury portfolio and in some circumstances its debt instruments may have no tradeable market. This could prevent chinadotcom from altering or closing its security positions without incurring substantial losses. Certain of chinadotcom's investments would be subject to the additional risks of trading in foreign debt securities, which may not be regulated as rigorously as similar investments in the United States. Any losses from chinadotcom's investments in treasury instrument could have a material adverse effect on its business, financial condition, results of operations and share price.

  CHINADOTCOM RELIES UPON ITS INTERNAL CONTROL SYSTEMS TO MANAGE ITS TREASURY OPERATIONS.

     Any failure by chinadotcom to maintain adequate treasury management control systems, it could have a material adverse effect on its business, results of operations and financial condition. While it continually assesses and improves its treasury management systems and policies, there is no assurance that its system of controls and policies will effectively prevent the incurrence of greater risk than is otherwise appropriate. Downgrades in its portfolio of investment grade debt securities may have a material adverse effect on chinadotcom's business, results of operations and financial condition. It may decide to outsource all or a portion of the investment management of its portfolio of debt securities to third party professional bond portfolio managers.

RISKS RELATING TO CHINADOTCOM'S SOFTWARE AND CONSULTING SERVICES BUSINESS

  AS CHINADOTCOM PURSUES ITS STRATEGY OF DEVELOPING ITS ENTERPRISE SOFTWARE BUSINESS, IT IS EXPOSED TO A VARIETY OF RISKS IN THIS MARKET THAT MAY AFFECT ITS ABILITY TO GENERATE REVENUES FROM THE SALE OF ENTERPRISE APPLICATION SOFTWARE AND RELATED SUPPORT SERVICES.

     As chinadotcom pursues its strategy of developing its enterprise software business, it anticipates that it will generate additional revenues in the future from the sale of various enterprise software application packages and related services. Accordingly, any event that adversely affects fees derived from the sale of such systems would have a material adverse affect on its business, results of operations and performance. For example, the market for enterprise software application products was negatively impacted in 1999 and the first half of 2000 by Year 2000 concerns. Similarly, in 2001 and continuing through the fourth quarter of 2002, the market for enterprise software application products continued to be negatively impacted by challenging economic conditions in the United States. Other such events may include:

     - competition from other products;

     - flaws in its products;

     - incompatibility with third party hardware or software products;

     - negative publicity or valuation of its products and services; and

     - obsolescence of the hardware platforms or software environments on which its systems run.

  THE MARKET FOR ENTERPRISE SOFTWARE APPLICATION PRODUCTS AND SERVICES IS HIGHLY COMPETITIVE. CHINADOTCOM HAS ENTERED THIS MARKET RECENTLY, AND IF CHINADOTCOM FAILS TO COMPETE EFFECTIVELY, ITS FAILURE COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION.

     The business information systems industry in general and the enterprise software industry in particular are very competitive and subject to rapid technological change. Many of chinadotcom's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, larger technical staffs and a larger installed customer base than chinadotcom. A number of companies offer products that are similar to its products and that target the same markets. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than chinadotcom. Furthermore, because there are relatively low barriers to entry in the software industry, chinadotcom expects additional competition from other established and emerging companies. Such competitors may develop products and services that compete with chinadotcom's or may acquire companies, businesses and product lines that compete with chinadotcom. It also is possible that competitors may create alliances and rapidly acquire significant market share. Accordingly, chinadotcom cannot assure you that its current or potential competitors will not develop or acquire products or services comparable or superior to those that it develops, combine or merge to form significant competitors or adapt more quickly than chinadotcom to new technologies, evolving industry trends and changing customer requirements. Competition could cause price reductions, reduced margins or loss of market share, any of which could materially and adversely affect its strategy in this market, and affect its business, operating results and financial condition.

     A separate wholly owned software unit, CDC Software, was formed in 2002 in connection with chinadotcom's strategy to move up the value curve in the software services and products area. chinadotcom is focused on building chinadotcom's intellectual property asset base, establishing partnerships with software vendors and broadening the overall software product offerings in the areas of enterprise solutions and integration. chinadotcom's management believes that it may pursue this strategy through acquisitions, strategic partnerships, joint ventures, consolidation of software assets and restructurings, or combinations of the foregoing approaches. chinadotcom cannot assure you that it will be able to successfully implement this strategy or that the strategy will prove successful.

  THE OVERALL MARKET FOR CHINADOTCOM'S CONSULTING SERVICES BUSINESS REMAINED RELATIVELY WEAK DURING FIRST HALF OF 2003, AND DEMAND MAY REMAIN WEAK FOR SOME TIME BECAUSE OF THE CURRENT ECONOMIC CLIMATE.

     The market for consulting services has changed rapidly over the last several years. Since the second half of 2000, many companies have experienced financial difficulties or uncertainty, and canceled or delayed spending on technology initiatives as a result. These companies typically are not demonstrating the same urgency regarding technology initiatives that existed during the economic expansion that stalled in 2000. If large companies continue to cancel or delay their business and technology consulting initiatives because of the current economic climate, or for other reasons, chinadotcom's business, results of operations and financial condition and results of operations may be materially and adversely affected.

  A SUBSTANTIAL AMOUNT OF CHINADOTCOM'S CONSULTING REVENUES ARE BILLED ON A FIXED PRICE BASIS WHICH MAY BE SUBJECT TO COST OVERRUNS IF IT DOES NOT ACCURATELY ESTIMATE THE COSTS OF THESE ENGAGEMENTS OR IF CLIENTS CHANGE THE SCOPE OF A PROJECT.

     A substantial percentage of chinadotcom's consulting engagements are individual, non-recurring, short-term projects billed on a fixed price basis as distinguished from a method of billing on a time and materials basis. Its failure to obtain new consulting business in any given quarter or estimate accurately the resources and time required for a consulting engagement, to manage client expectations effectively regarding the scope of the services to be delivered for the estimated fees or to complete fixed price engagements within budget, on time and to clients' satisfaction (particularly if a client changes the scope of the project) could expose chinadotcom to risks associated with cost overruns and penalties, any of which could have a material adverse effect on its business, results of operations and financial condition. chinadotcom has been required to commit unanticipated additional resources to complete consulting engagements in the past, which has resulted in losses on those contracts. In addition, it may fix the price for some consulting engagements at an early stage of the process, which could result in a fixed price that turns out to be too low.

  CHINADOTCOM'S CLIENTS COULD UNEXPECTEDLY TERMINATE THEIR CONTRACTS FOR ITS SERVICES.

     Some of chinadotcom's consulting services contracts can be cancelled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for its services could result in a loss of expected revenues and additional expenses for staff which were allocated to that client's engagement. chinadotcom could be required to maintain underutilized employees who were assigned to the terminated contract. The unexpected cancellation or significant reduction in the scope of any of its large projects could have a material adverse effect on its business, results of operations and financial condition.

  THE SERVICE CONTRACTS CHINADOTCOM SIGNS WITH ITS CUSTOMERS MAY EXPOSE IT TO POTENTIAL LIABILITIES.

     chinadotcom's consulting services and advertising businesses have executed services agreements with customers, some of which do not have disclaimers or limitations on liability for special, consequential and incidental damages, or do not have caps or have relatively high caps on the amounts its customers can recover for damages. chinadotcom does not carry professional indemnity or other insurance covering its exposure to any claims or breaches under the customer contracts. In addition, it does not currently maintain any insurance policy with respect to its exposure to any claims with respect to limitation of liability or professional indemnity. A claim related to breaches under customer contracts could subject chinadotcom to litigation and give rise to substantial liability for damages, including special, consequential or incidental, that in turn could materially and adversely affect its business and financial condition.

  FAILURE BY ITS THIRD PARTY SUPPLIERS TO PROVIDE CHINADOTCOM WITH SOFTWARE AND HARDWARE COMPONENTS WILL AFFECT ITS ABILITY TO OPERATE ITS BUSINESS.

     chinadotcom depends on third party suppliers of software and hardware components. For its various business units, it relies on components that are sourced from key suppliers, including Best Software, Inc., Cisco Systems, Inc., International Business Machines Corporation, LSI Logic Corporation, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, Pivotal Corporation, Siebel Systems Inc., Sun Microsystems Corporation and Vignette Corporation. Any failure or delay on the part of its suppliers may prevent chinadotcom from receiving the components, products and support it needs to conduct its operations. chinadotcom's inability to develop alternative sources for the software and hardware it needs to operate its business may materially and adversely affect its operating efficiency and results of operations.

RISKS RELATING TO THE SALE OF IT PRODUCTS AND CHINADOTCOM'S ENTERPRISE SOFTWARE BUSINESS

  PRODUCT ENHANCEMENT AND NEW PRODUCT INTRODUCTIONS INVOLVE INHERENT RISKS.

     chinadotcom's IT and enterprise software products compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. chinadotcom continually seeks to expand and refresh its product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into its products. The introduction of new products or updated versions of continuing products has inherent risks, including, but not limited to:

     - product quality, including the possibility of software defects;

     - the fit of the new products and features with the customer's needs;

     - the successful adaptation of third-party technology into chinadotcom's products;

     - educating chinadotcom's sales, marketing and consulting personnel to work with the new products and features;

     - competition from earlier and more established entrants;

     - market acceptance of initial product releases;

     - marketing effectiveness; and

     - the accuracy of assumptions about the nature of customer demand.

     chinadotcom's failure to successfully introduce, market and sell new products and technologies, enhance and improve existing products in a timely manner, and properly position and/or price chinadotcom's products, and undetected errors or delays in new products or new versions of a product and/or the failure of anticipated market growth could have a material adverse effect on its business, results of operations or financial position. As newer products are deployed, chinadotcom's service and maintenance organizations, along with its partners, will have to rapidly increase their ability to install and service these products, and chinadotcom must rapidly improve its products' ease-of-implementation and ease-of-use. The failure to successfully increase these capacities and make these improvements could result in significantly lower customer satisfaction, which could lead to lower license revenue.

  FAILURE TO UPGRADE OLDER PRODUCTS WILL ADVERSELY AFFECT REVENUE.

     As chinadotcom or its competition introduces newer products, the market's demand for chinadotcom's older products declines. Declining demand reduces revenue from additional licenses and reduces maintenance revenue from past purchasers of chinadotcom's software. chinadotcom must continually upgrade its older products in order for its customers to continue to see value in its maintenance services. If chinadotcom is unable to provide continued improvements in functionality, or, alternatively, move customers with chinadotcom's older products to its newer products, declining maintenance and new license revenue from older products could have a material adverse effect on chinadotcom's enterprise software business.

  IF CHINADOTCOM IS UNABLE TO DEVELOP NEW AND ENHANCED PRODUCTS THAT ACHIEVE WIDESPREAD MARKET ACCEPTANCE, IT MAY BE UNABLE TO RECOUP PRODUCT DEVELOPMENT COSTS, AND ITS EARNINGS AND REVENUE MAY DECLINE.

     chinadotcom's future success depends on its ability to address the rapidly changing needs of customers by developing and introducing new products, product updates and services on a timely basis. chinadotcom must also extend the operation of its products to new platforms and keep pace with technological developments and emerging industry standards. chinadotcom commits substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for chinadotcom's products and services in these markets does not materialize or occurs more slowly than chinadotcom expects, it will have expended substantial resources and capital without realizing sufficient revenue, and its enterprise software business and operating results could be adversely affected.

  CHINADOTCOM'S ENTERPRISE SOFTWARE REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Many factors have caused and may in the future cause chinadotcom's enterprise software revenue and operating results to fluctuate significantly. Some of these factors are:

     - the timing of significant orders, delivery and implementation of their products;

     - the gain or loss of any significant customer;

     - the number, timing and significance of new product announcements and releases by chinadotcom or its competitors;

     - chinadotcom's ability to acquire or develop (independently or through strategic relationships with third parties), introduce and market new and enhanced versions of its products on a timely basis;

     - possible delays in the shipment of new products and purchasing delays of current products as its customers anticipate new product releases;

     - order cancellations and shipment rescheduling or delays;

     - patterns of capital spending and changes in budgeting cycles by its customers;

     - market acceptance of new and enhanced versions of chinadotcom's products;

     - changes in the pricing and the mix of products and services chinadotcom sells;

     - seasonal variations in chinadotcom's sales cycle;

     - the level of product and price competition;

     - changes in operating expenses;

     - exchange rate fluctuations;

     - the timing of any acquisitions and related costs; and

     - changes in personnel and related costs.

     In addition, chinadotcom expects that a substantial portion of its enterprise software revenues will continue to be derived from renewals of maintenance contracts from customers of its software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, chinadotcom's new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of its control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by chinadotcom or its competitors.

RISKS RELATING TO CHINADOTCOM'S ADVERTISING AND MARKETING BUSINESS

  ALTHOUGH CHINADOTCOM EXPECTS TO GENERATE REVENUE FROM ADVERTISING IN THE FUTURE, THIS REVENUE MAY NOT BE SUBSTANTIAL.

     chinadotcom is seeking to re-orient its advertising strategy from online sales of banner advertisements, direct mailing and sponsorships in which it delivers advertising for a fixed fee based upon short-term advertising dependent upon high volume to higher margin database marketing related services utilizing data mining techniques to develop targeted campaigns for clients. chinadotcom cannot assure you that it will be successful in generating significant advertising revenues from either strategy.

     chinadotcom's strategy to target higher margin database marketing related services utilizing data mining techniques, which generated only a very small portion of its advertising revenues in 2002, is subject to numerous risks, including the following:

     - its ability to successfully integrate Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet, which it acquired in March 2002 to help chinadotcom migrate towards higher margin database marketing related services utilizing data mining techniques;

     - its ability to integrate the databases from each of its marketing businesses to build a robust data set to enable effective application of data mining techniques;

     - its ability to successfully market services in this business segment outside of Australia where most of the businesses providing these services are currently located;

     - its ability to attract larger clients with correspondingly larger marketing budgets due to the limited size and scope of its currently operational base in Australia;

     - its ability to compete against other companies in this business segment which may have or develop better quality data sets and related products and services than chinadotcom's;

     - the availability of adequate and suitable data mining technologies to satisfy the needs of its clients;

     - governmental legislation that may restrict future access to publicly available business reference data sources thereby reducing its ability to develop and maintain its data sets; and

     - its ability to successfully migrate, if necessary, its current data sets, products and services to other technology formats in the future.

     chinadotcom's ability to generate and maintain significant advertising revenues from online advertising will depend, among other things, on:

     - advertisers' acceptance of the Internet as an effective and sustainable advertising medium;

     - the development of a large base of users of its portal network possessing demographic characteristics that are attractive to advertisers;

     - availability of adequate and suitable ad serving technology;

     - its ability to contract with a diverse group of advertising affiliates with traffic patterns and user demographics that are attractive to advertisers;

     - the effectiveness of its advertising delivery, tracking and reporting systems; and

     - the effect of the development of Web software that blocks Internet advertisements before they appear on a user's screen.

     chinadotcom cannot assure you that:

     - chinadotcom's advertising affiliates will remain associated with it;

     - its advertising affiliates will maintain consistent or increasing levels of traffic over time; or

     - it will be able to replace a quality advertising affiliate with another Web publisher with comparable traffic patterns and user demographics.

     During 2002 and the first half of 2003, because of low margins, chinadotcom significantly reduced its operations in Internet advertising and e-marketing services that involve the planning, sales, electronic delivery, tracking and post-campaign analysis of advertisements on a network of Web sites. While its operations have ceased in Australia, Hong Kong, Japan, the PRC, Singapore and Taiwan, chinadotcom continues to maintain a presence in this sector in South Korea. However, following the expiry in April 2003 of its exclusive service agreement with Daum Communications, a leading South Korean portal company, the revenues from its online advertising business have contracted.

 PRIVACY CONCERNS MAY LIMIT CHINADOTCOM'S ABILITY TO APPLY DATA MINING TECHNIQUES OR PREVENT IT FROM SELLING DEMOGRAPHICALLY TARGETED ONLINE ADVERTISING IN THE FUTURE.

     To the extent that chinadotcom collects data derived from user activity on its advertising network and from other sources, it cannot be certain that any trade secret, copyright or other protection will be available for this data or that third parties will not assert their rights to the data. chinadotcom must also keep information regarding Web publishers confidential under its contracts with Web publishers. In addition, various technologies seeking to protect privacy, including the following, have affected or may affect its advertising business:

     - any limitation on its ability to use cookies, which are bits of information keyed to a specific server, file pathway or directory location that are stored on a user's hard drive and passed to a Web site's server through the user's browser software, could impair its future targeting capabilities; and

     - web-browsing software with enhanced privacy preference settings, allowing users to define settings to reject third party cookies automatically, may lower the total pool of users from whom any cookie-based third party ad serving solutions can collect and target ad delivery based on demographic data or data mining techniques.

In Hong Kong, a company will contravene the Personal Data Ordinance if it collects information on its users, analyzes the information for a profile of the user's interests and sells or transmits the profiles to third parties for direct marketing purposes without the user's consent. As part of its future advertisement delivery system, chinadotcom will be integrating information including a user's online response rate to advertisements, name, address, age or e-mail address with third party databases to generate a comprehensive demographic profile of the Internet user. The transfer of this information, which provides an individual's profile, may contravene the Personal Data Ordinance unless the individual expressly consents to the use of this information. chinadotcom's future inability to obtain demographic profiles from Internet users that do not consent to this use or any contravention of relevant privacy legislation in its data collection or use or storage may have a material and adverse effect on its business.

 IF CHINADOTCOM LOSES THE SUPPORT OF XINHUA NEWS AGENCY, THE ABILITY OF ITS WWW.CHINA.COM PORTAL TO PENETRATE THE PRC INTERNET MARKET MAY BE ADVERSELY AFFECTED.

     chinadotcom conducts its operations in the PRC with the sponsorship and support of Xinhua, the PRC government controlled media organization. During 2003, the operational control of the www.china.com portal was shifted from Xinhua to its own company management. Further transactions or consolidation may occur with respect to its portals. Xinhua, however, maintains editorial control over the www.china.com portal. chinadotcom has entered into agreements with Xinhua and its affiliates to receive business-related content, consultation as to compliance with PRC regulations and related services that are fundamental to its ability to penetrate the PRC Internet market. Xinhua controls access to all foreign economic information disseminated in the PRC. The loss of Xinhua's support, or any change in the policies of the PRC government regarding Xinhua and their support for its operations, could have a material adverse effect on the ability of chinadotcom's www.china.com portal to penetrate the PRC Internet market. In addition, its relationship with Xinhua may restrict its ability to provide information over its portal network outside the PRC since information may be considered offensive to Chinese regulatory authorities. These limitations may be a competitive disadvantage.

RISKS RELATING TO CHINADOTCOM'S MOBILE SERVICES AND APPLICATIONS AND PORTAL BUSINESSES

 THE ANTICIPATED GROWTH OF CHINADOTCOM'S SHORT MESSAGE SERVICES FOR MOBILE DEVICES SHOULD GENERATE SUBSCRIPTION REVENUES THAT COULD MAKE CHINADOTCOM INCREASINGLY DEPENDENT UPON THIRD PARTY MOBILE NETWORK OPERATORS FOR BILLING AND COLLECTION SERVICES.

     With the acquisition of Newpalm (China) Information Technology Co., Ltd., or Newpalm, a leading short message service mobile software platform developer and application service provider in China, chinadotcom is seeking to grow its mobile applications business. chinadotcom acquired Newpalm in April 2003 when it acquired its parent corporation, Palmweb Inc. Future growth in its mobile applications business may occur through acquisitions, partnerships and alliances, as well as through organic growth, although it cannot provide any assurances that any of these strategies will be successful.

     Growth in the short message service, or SMS, market could generate subscription revenues derived principally from providing value added SMS to mobile phone users. chinadotcom relies on contractual arrangements with third party mobile network operations such as China Mobile Communication Corporation, or CMCC, and China Unicom Co., Ltd, or Unicom, for billing and collection of subscription fees from mobile phone users. chinadotcom relies on CMCC and Unicom in the following ways:

     - it provides SMS through their networks and gateways;

     - it utilizes and relies on their billing systems to charge its subscribers through the subscriber's mobile phone bill;

     - it relies on their collection proxy services to collect payments from subscribers; and

     - it relies on their infrastructure to further develop its subscription services.

     chinadotcom faces significant risks in the area of subscription services, such as the following, which could adversely affect its subscription services and revenues:

     - subscription services are provided through chinadotcom's mobile system servers and recorded in its internal systems. However, in order to recognize revenue and get paid for services provided, chinadotcom relies on billing confirmations from the mobile network operators as to the actual amount of services they have billed to their mobile customers. chinadotcom does not collect subscription fees from an operator in certain circumstances due to technical issues with the operator's billing system. chinadotcom refers to these failures as an operator's "billing failure rate," which can vary from operator to operator. An operator's failure rate can vary from month to month, can range from 15% to 80% and may change at any time without notice. If an operator encounters technical problems, increases in the billing failure rate for that operator could occur. Billing failure rates may result in a significant reduction in chinadotcom's subscription revenues;

     - while service fees for using an operator's infrastructure are set based on negotiations with the operator, chinadotcom's negotiating power is limited and if an operator increases its service fees, its gross margins and profitability could be reduced;

     - chinadotcom relies on the operators to pay the subscription fees, which they have billed to their mobile customers. If an operator refuses to pay chinadotcom or limits the amount of subscription fees which can be billed in a month, chinadotcom's revenues could be adversely affected;

     - a mobile network operator, including CMCC or Unicom on whom chinadotcom depends, could launch competing services at any time;

     - the refusal of an operator to allow chinadotcom to supply certain products or its refusal to allow chinadotcom to charge its desired prices for its products could disrupt its subscription services;

     - if CMCC, Unicom or another mobile network operator is unwilling to cooperate with chinadotcom, it may not be able to find substitute partners;

     - growth and sustainability of its subscription revenues is dependent upon user acceptance of its existing and new products. Because these products are new and untested, chinadotcom does not have a clear understanding of consumer behavior, making it difficult to predict future growth;

     - there are limited barriers to entry to certain sectors of this market, and chinadotcom faces intense competition from a number of companies that may launch competing products at any time; and

     - changes in government policy could restrict or curtail chinadotcom's services at any time.

 IF CHINADOTCOM FAILS TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH CONTENT PROVIDERS AND MOBILE NETWORK OPERATORS, IT MAY NOT ATTRACT OR RETAIN USERS.

     chinadotcom relies on a number of third party relationships to attract traffic and provide content to make its portals more attractive to advertisers and consumers. Most of these arrangements are not exclusive and are short-term or may be terminated at the convenience of the other party. chinadotcom cannot assure you that its existing relationships will result in sustained business partnerships, successful service offerings, significant traffic or significant revenues. In addition, much of the third party content provided to chinadotcom's portal is also available from other sources or may be provided to other companies. If chinadotcom's competitors present the same or similar content in a superior manner, it would adversely affect chinadotcom's visitor traffic.

 CHINADOTCOM MAY BE HELD LIABLE FOR INFORMATION RETRIEVED FROM ITS PORTAL
 NETWORK.

     Because chinadotcom's services can be used to download and distribute information to others, there is a risk that claims may be made against it for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the PRC. chinadotcom does not carry liability insurance to cover potential claims of this type, except for directors' and officers' liability insurance, so any imposition of liability could have a material adverse effect on its business, results of operations and financial condition. See "-- Political, Economic and Regulatory Risks -- PRC regulation of content distributed on the Internet may adversely affect chinadotcom's business" below.

 CHINADOTCOM AND NEWPALM HAVE ATTEMPTED TO COMPLY WITH RESTRICTIONS ON FOREIGN INVESTMENT IN THE PRC INTERNET AND MOBILE CONTENT SECTORS IMPOSED BY THE PRC GOVERNMENT. IF THE PRC GOVERNMENT FINDS THAT

 THESE ARRANGEMENTS DO NOT COMPLY WITH THE RELEVANT FOREIGN INVESTMENT RESTRICTIONS OR CHANGES ITS RESTRICTIONS, CHINADOTCOM'S BUSINESS IN THE PRC WILL BE ADVERSELY AFFECTED.

     The PRC government regulates access to the Internet by imposing strict licensing requirements and requiring Internet service providers, or ISPs, in the PRC to use the international inbound and outbound Internet backbones. The PRC government may require that chinadotcom obtain a license for Internet access in the future based on new legislation or otherwise. chinadotcom cannot provide assurance that it will be able to obtain any necessary license required in the future or that future changes in PRC government policies will not impose additional regulatory requirements on chinadotcom or its service providers, intensify competition in the PRC information industry or otherwise have a material adverse effect on chinadotcom's business, financial condition and results of operations.

     The PRC has recently begun to regulate chinadotcom's Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. chinadotcom believes that its current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. In addition, new PRC Internet laws and regulations were recently adopted. Accordingly, it is possible that the PRC government will ultimately take a view contrary to chinadotcom's because there are no well established precedents or clear judicial interpretations to support and approve the interpretations and views of the laws, rules and regulations chinadotcom has taken.

     Issues, risks and uncertainties relating to PRC government regulation of the PRC Internet sector include the following:

     - the PRC recently enacted regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to be inconsistent with chinadotcom's current structure, its business will be severely impaired;

     - under the agreement reached in November 1999 between the PRC and the United States concerning the United States' support of China's entry into the World Trade Organization, or WTO, foreign investment in PRC Internet services will be liberalized to allow for 30% foreign ownership in key telecommunication services, including PRC Internet ventures, for the first year after China's entry into the WTO, 49% in the second year and 50% thereafter. China officially entered the WTO on December 11, 2001. However, the implementation of China's WTO accession agreements is still subject to various conditions; and

     - the Ministry of Information Industry, or MII, has also stated that the activities of Internet content providers, or ICPs, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the ICP. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, online securities trading and the provision of industry-specific (e.g., drug-related) information over the Internet. Other aspects of chinadotcom's online operations may be subject to regulation in the future.

     The interpretation and application of existing PRC laws and regulations, the stated positions of the MII and the prospect of new laws or regulations have created substantial uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, PRC Internet companies, including chinadotcom and Newpalm.

     Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion or all of chinadotcom's or Newpalm's existing or future businesses and ownership structure that involve trust deed arrangements violate existing or future PRC laws, regulations or policies. If chinadotcom or Newpalm is found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

     - levying fines on chinadotcom or Newpalm;

     - confiscating chinadotcom's or Newpalm's income;

     - revoking chinadotcom's business license or the business license of Newpalm;

     - closing the business operations of chinadotcom or Newpalm in the PRC;

     - requiring chinadotcom to restructure its or Newpalm's ownership structure, operations or business relationships in the PRC; and

     - requiring chinadotcom or Newpalm to discontinue any portion or all of its Internet or telecommunications business in the PRC.

Any of these actions would have a material adverse effect on chinadotcom's business, financial condition and results of operations.

 CHINADOTCOM AND NEWPALM HAVE ENTERED INTO TRUST DEED ARRANGEMENTS AND DEPEND UPON THESE CONTRACTUAL ARRANGEMENTS FOR THE SUCCESS OF THEIR BUSINESS. THESE ARRANGEMENTS MAY NOT BE AS EFFECTIVE IN PROVIDING OPERATIONAL CONTROL AS DIRECT OWNERSHIP OF THESE BUSINESSES AND MAY BE DIFFICULT TO ENFORCE.

     Because the PRC government has imposed restrictions and prohibitions on owning Internet content or telecommunications operations in the PRC, chinadotcom and Newpalm have entered into trust deed arrangements pursuant to which ICP licenses may be owned legally but held on chinadotcom's behalf through various onshore and offshore arrangements by PRC citizens who may be chinadotcom directors, officers, employees or other agents. Trust deed arrangements have been entered into to provide services through contractual agreements between the parties. These arrangements may not be as effective in providing control over Internet content or telecommunications operations as direct ownership of these businesses, although chinadotcom may take additional measures to increase its ability to exert control, such as entering into comprehensive licensing agreements. If the trustees under chinadotcom's trust deed arrangements, which are PRC individuals, fail to perform their obligations under these arrangements, chinadotcom may have to rely on legal remedies under PRC law, Hong Kong law and decisions or arbitral bodies, which chinadotcom cannot assure you would be effective or sufficient. Also, there can be no assurance that any of these structures adopted or apparently approved, or any structure that chinadotcom may eventually reorganize into, will or can be approved by the relevant PRC authorities. Furthermore, these arrangements may be viewed as entrenching certain person's or persons' in management or other positions with chinadotcom or transferring certain value to such person or persons, especially if any conflict of interest arose in connection with the arrangements.

RISKS RELATING TO CHINADOTCOM'S NETWORK, INTELLECTUAL PROPERTY AND PERSONNEL

  CHINADOTCOM'S COMPUTER NETWORK IS VULNERABLE TO HACKING, VIRUSES, SPAMMING AND OTHER DISRUPTIONS.

     Inappropriate use of chinadotcom's Internet services or errors or omissions in processing instructions or data available in its computer system or databases could jeopardize the security of confidential information stored in its computer system, which may cause chinadotcom to lose key clients, expose chinadotcom to liability for its clients' losses and prevent it from securing future business, any of which could have a material adverse effect on its business, financial condition, results of operations and share price.

     Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems (commonly known as cracking or hacking) and repeated transmission of unsolicited e-mail messages (commonly known as e-mail bombing or spamming). chinadotcom's current policies, procedures and configurations for managing its systems, including its computer servers, may not be adequate to protect its facilities and the integrity of its user and customer information. Although chinadotcom implements security measures to protect its facilities and the integrity of its user and customer information, such measures could be ineffective or circumvented. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in its services, in addition to the outages that occur in its systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. chinadotcom does not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses, security breaches or spamming attacks. Compromises or breaches in the security or integrity of chinadotcom's facilities or customer or user information, or inappropriate use of its Internet services, could subject it to litigation and could adversely affect chinadotcom's customer base, business, share price, results of operation and financial condition.

 CHINADOTCOM RELIES ON SOFTWARE AND HARDWARE SYSTEMS THAT ARE SUSCEPTIBLE TO FAILURE.

     Any system failure or inadequacy that interrupts chinadotcom's services or increases the response time of its services could reduce user satisfaction, future traffic and its attractiveness to advertisers and consumers. There can be no assurance that chinadotcom's technologies, services and products will not experience interruptions or other related problems, which could affect its operating efficiency and results of operations.

     In addition, as chinadotcom's Web pages and traffic increases, there can be no assurance that it will be able to scale its systems proportionately. There also can be no assurance that its ad serving capabilities will be adequate for its business needs or properly track the number of impressions on its advertising affiliates. chinadotcom also depends on Web browsers, ISPs and other Web site operators in Greater China and elsewhere that have experienced significant system failures and electrical outages in the past. chinadotcom's users have experienced difficulties due to system failures that were unrelated to its systems and services.

     chinadotcom has limited backup systems and redundancy, and chinadotcom has experienced system failures and electrical outages that have disrupted its operations. chinadotcom does not have a disaster recovery plan in the event of damage from fire, natural disasters, power loss, telecommunications failures, break-ins and similar events. chinadotcom may experience a complete system shut-down if any of these events were to occur. To improve performance and to prevent disruption of its services, it may have to make substantial investments to deploy additional servers or one or more copies of its Web sites to mirror its online resources. Because chinadotcom carries property insurance with low coverage limits, its coverage may not be adequate to compensate it for its losses. If chinadotcom does not increase its capacity and its redundancy, these constraints could have a material adverse effect on its business, results of operations and financial condition.

 CHINADOTCOM MAY BE UNABLE TO PROTECT OR ENFORCE ITS OWN INTELLECTUAL PROPERTY RIGHTS ADEQUATELY AND MAY BE INVOLVED IN FUTURE LITIGATION OVER ITS USE OF TECHNOLOGY RIGHTS.

     As chinadotcom increasingly develops or acquires intellectual property, including:

     - the purchase of the URLs;

     - the recent purchase of OpusOne Technologies International Inc., or OpusOne Technologies, which has developed several proprietary enterprise software related applications for use in human resources, payroll administration, attendance tracking and financial accounting;

     - the recent purchase of IMI, which provides supply chain management solutions for complex retail, wholesale, consumer goods, and distribution operations; and

     - the development of expresso (chinadotcom's proprietary e-mail direct marketing technology) by in-house developers, chinadotcom's ability to adequately protect its intellectual property rights becomes relatively more important to its business as a whole.

chinadotcom regards the protection of its trademarks, service marks, copyrights, patents, domain names, trade dress and trade secrets as important to its success. chinadotcom protects its intellectual property rights by relying on a combination of trademark, service mark, copyright, patent, trade dress and trade secret laws and through the domain name dispute resolution system. chinadotcom also relies on contractual restrictions to protect its proprietary rights in products, services and methodologies.

     chinadotcom enters into confidentiality agreements and assignments of intellectual property with its employees, consultants, resellers and sub-agents, and controls access to and distribution of its documentation, source code and other licensed information. In spite of these precautions, it may be possible for such persons to breach such precautions or controls or a third party to copy or otherwise obtain and use chinadotcom's licensed services or technology without authorization, or to develop and apply similar technology independently. In addition, effective copyright, trademark, service mark and trade secret protection is very expensive to maintain, may be unavailable or limited, and the global nature of the markets in which chinadotcom operates makes it practically impossible to control the ultimate destination of its goods and products. Protection may not be available in every country in which chinadotcom's intellectual property and technology is used. Furthermore, chinadotcom must also protect its trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. Policing the unauthorized use of its licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of its licensed technology. In addition, further litigation may be necessary to enforce chinadotcom's intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial cost to chinadotcom, divert its resources and have a material adverse effect on its business, results of operations and financial condition.

     chinadotcom currently owns, licenses, resells and distributes via sub-agents intellectual property and technology from third parties. As chinadotcom continues to develop intellectual property and introduce new products and services that require new technology, it anticipates that it may need to obtain licenses for additional third party technology. chinadotcom cannot provide assurance that these existing and additional technology licenses will be or will continue to be available to it on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, chinadotcom or its sub-agents may inadvertently breach the technology rights of third parties and face liability for its breach. chinadotcom's inability to obtain these technology licenses or avoid breaching third party technology rights could require it to obtain substitute technologies of lower quality or performance standards or at greater cost which could delay or compromise its introduction of new products and services, and could materially and adversely affect its business and financial condition.

 CHINADOTCOM IS SUBJECT TO THE POSSIBILITY OF INFRINGEMENT CLAIMS.

     chinadotcom expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in its various industry segments grow and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming and costly to defend, divert management's attention and resources, cause product shipment delays or require chinadotcom to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to chinadotcom, if at all, and may require the payment of substantial amounts of money. In the event of a successful product infringement claim against chinadotcom or its failure or inability to license the infringed or similar technology, chinadotcom's business, operating results and financial condition could be materially adversely affected.

 CHINADOTCOM IS EXPOSED TO PRODUCT LIABILITY CLAIMS.

     chinadotcom's enterprise software license agreements with its customers typically contain provisions designed to limit its exposure to potential product liability claims. chinadotcom carries insurance to protect against such claims. It is possible, however, that the limitation of liability provisions contained in chinadotcom's license agreements may not be effective as a result of U.S. or foreign laws or ordinances enacted in the future or because of judicial decisions, and that liability insurance may not be available, or that coverage for specific claims may be denied. Although it has not experienced any material product liability claims to date, the sale and support of products by chinadotcom may entail the risk of such claims. A successful product liability claim brought against chinadotcom could have a material adverse effect upon its business, operating results and financial condition.

 DEFECTS IN CHINADOTCOM'S ENTERPRISE SOFTWARE PRODUCTS COULD INCREASE ITS COSTS, ADVERSELY AFFECT ITS REPUTATION, DIMINISH DEMAND FOR ITS PRODUCTS AND HURT ITS OPERATING RESULTS.

     As a result of their complexity, chinadotcom's enterprise software products may contain undetected errors or viruses. Errors in new products or product enhancements might not be detected until after initiating commercial shipments, which could result in additional costs, delays, possible damage to chinadotcom's reputation and could cause diminished demand for its products. This could lead to customer dissatisfaction and reduce the opportunity to renew maintenance or sell new licenses.

 CHINADOTCOM RELIES ON KEY PERSONNEL.

     chinadotcom's success depends on the continued efforts of its board members, its senior management and its technical, marketing and sales personnel. These persons may terminate their association or employment with chinadotcom, or they may be terminated by it, at any time. chinadotcom does not maintain "key person" life insurance policies. chinadotcom's loss of the services of key members of senior management or experienced personnel in its key revenue producing businesses, or its inability to attract or retain additional qualified board members, senior managers or personnel in a timely manner, or health, family or other personal problems of key personnel could have a material adverse effect on its business, financial condition, results of operations and share price.

     chinadotcom's success, including with respect to IMI's operations, also depends on its ability to attract and retain additional highly qualified management, technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to implement its business strategy can be extremely competitive and time-consuming. chinadotcom competes with more established companies with greater resources that offer more attractive compensation or employment conditions for a limited number of qualified individuals. As a result, chinadotcom may be unable to retain or integrate existing personnel or identify and hire additional qualified personnel. Furthermore, chinadotcom's success depends upon its ability to retain or replace the members, particularly the independent members, of its board of directors.

 CHINADOTCOM HAS RELIED ON STOCK OPTIONS TO COMPENSATE ITS EMPLOYEES.

     chinadotcom has granted stock options to many of its employees in lieu of additional salary. Some of chinadotcom's employees may not consider their options to be valuable compensation, and chinadotcom may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain those existing employees. Its inability to retain its employees, particularly its senior officers, and key sales, technical, marketing and other service personnel in its key revenue producing businesses could have a material adverse effect on its business, financial conditions, results of operations and share price.

RISKS RELATING TO CHINADOTCOM'S COMMON SHARES

 CHINADOTCOM COULD BE ADVERSELY AFFECTED IF ITS MAJOR STRATEGIC SHAREHOLDERS MATERIALLY CHANGE THEIR HOLDINGS IN ITS SHARES.


     As of September 30, 2003, Xinhua, through a wholly owned subsidiary, owned 7,362,734 of chinadotcom's common shares, or approximately 7.4% of its total outstanding share capital and has appointed one director to chinadotcom's board. If Xinhua does not dispose of its shareholdings in an orderly manner, or if the market expects Xinhua to dispose of additional shares, this could adversely affect chinadotcom's share price, its business, and financial or other condition. During 2001, Xinhua disposed of

1,411,600 shares of chinadotcom shares reducing their ownership in chinadotcom's shares from 9.1% as of December 31, 2000 to 7.4% as of March 31, 2003. There is no guarantee that Xinhua will continue to hold chinadotcom shares going forward for any length of time.

     On September 23, 2003, AOL Time Warner, or AOL, which previously held 6.8% of chinadotcom's outstanding share capital, filed a Schedule 13G/A indicating that it ceased to be one of chinadotcom's shareholders following the sale of its entire shareholding in chinadotcom. In addition, in January 2003, New World Infrastructure Limited ceased to be one of chinadotcom's shareholders following the sale of its entire shareholding in the open market, as well as in privately negotiated transactions with chinadotcom, Asia Pacific Online Limited, or APOL, and its Chairman. chinadotcom purchased 4,468,560 common shares, APOL purchased 4,300,000 common shares, and its Chairman purchased 200,000 common shares from New World Infrastructure Limited in January 2003, each at a price per share of $2.50. APOL is owned by the spouse of Mr. Peter Yip, chinadotcom's chief executive officer, and by a trust established for the benefit of Mr. Yip's children.

 A SMALL GROUP OF CHINADOTCOM'S EXISTING SHAREHOLDERS CONTROL A SIGNIFICANT PERCENTAGE OF ITS COMMON SHARES, AND THEIR INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

     APOL has beneficial ownership of approximately 19.0% of chinadotcom's common shares. In addition, Xinhua, Capital Group International, Inc. and Jayhawk Capital Management, L.L.C. have beneficial ownership of approximately 7.4%, 7.1% and 7.0% of chinadotcom's common shares, respectively.

     Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including mergers, consolidations and the sale of all or substantially all of chinadotcom's assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, chinadotcom could be prevented from entering into transactions that could be beneficial to it. The interests of these shareholders may differ from the interests of the other shareholders.

  CHINADOTCOM'S SHARE PRICE HAS BEEN, AND MAY CONTINUE TO BE, EXTREMELY
  VOLATILE.

     The trading price of chinadotcom's common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date chinadotcom completed its initial public offering, to September 30, 2003, the closing price of chinadotcom's shares ranged from $1.86 to $73.4375, adjusted for its two stock splits. From January 1, 2003 to September 30, 2003, the closing price of chinadotcom's shares ranged from a low of $2.73 per share on March 11, 2003, to a high of $14.46 per share on July 14, 2003. There is no assurance that its share price will not fall below its historic or yearly low.

     The trading price of chinadotcom's common shares is subject to significant volatility in response to, among other factors:

     - investor perceptions of its business, the market performance of its peer companies in the Greater China portal business and enterprise software businesses in general;

     - chinadotcom's significant acquisitions, partnerships, joint ventures or capital commitments;

     - trends and developments in all the markets in which chinadotcom competes;

     - variations in its operating results;

     - its new product or service offerings;

     - changes in its financial estimates by securities analysts;

     - technological innovations;

     - litigation;

     - changes in pricing made by chinadotcom, its competitors or providers of alternative services;

     - the depth and liquidity of the market for its shares; and

     - general economic and other factors.

     In addition, the market price of shares of chinadotcom's common shares may decline as a result of chinadotcom's acquisition of IMI for a number of reasons, including if:

     - IMI and chinadotcom do not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial or industry analysts;

     - the effect of the acquisition on IMI's and chinadotcom's financial results is not consistent with the expectations of financial or industry analysts; and

     - significant shareholders of chinadotcom following the acquisition decide to dispose of their shares because the results of the acquisition are not consistent with their expectations.

     The trading price of chinadotcom's common shares has experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to chinadotcom's operating performance. Broad market, political and industry factors may also decrease the price of its common shares, regardless of its operating performance. Securities class-action litigation and regulatory investigations often have been instituted against companies following steep declines in the market price of their securities.

     chinadotcom is currently the subject of multiple class action lawsuits with respect to its initial public offering, or IPO, allocations. On June 26, 2003, the plaintiffs in the consolidated initial public offering class action lawsuits currently pending against chinadotcom and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with chinadotcom and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to our insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. chinadotcom believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. The independent members of our board of directors approved the proposed settlement at a meeting held in June 2003. As of September 30, 2003, chinadotcom considered the outcome of the judgment on the class action lawsuits to be uncertain and expenditure from such class action lawsuits is not able to be estimated. It is possible that the parties may not reach agreement on the final settlement documents or that the federal District Court may not approve the settlement in whole or in part. Consequently, no provision was made for any expenses that might arise as a result of the class action lawsuits. There can be no assurance that chinadotcom will not be subjected to additional litigation of a similar form or type. These class action lawsuits and any future litigation or investigations, if initiated against it, could result in substantial costs and a diversion of its management's attention and resources and could have a material adverse affect on its business, results of operation, financial condition and share price.

  CHINADOTCOM MAY INCUR SIGNIFICANT COSTS TO AVOID BEING CONSIDERED AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940.

     chinadotcom may incur significant costs and management time to avoid investment company status under the Investment Company Act of 1940. Based upon an analysis of its assets as of December 31, 2002 and income for the year 2002 and the manner in which it intends to operate its business, chinadotcom does not believe it will be considered an investment company. The determination of whether chinadotcom will be an investment company will be based primarily upon the composition and value of its assets, which are subject to change, particularly when market conditions are volatile. As a result, it could inadvertently become an investment company in the future. It is not feasible for chinadotcom to be regulated as an investment company because application of Investment Company Act regulations are inconsistent with its strategy of actively managing, operating and promoting collaboration among its businesses and network of strategic partners.

  SUBSTANTIAL AMOUNTS OF CHINADOTCOM'S COMMON SHARES ARE ELIGIBLE FOR FUTURE SALE, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF ITS SHARES.

     Sales of substantial amounts of chinadotcom's common shares in the public market could adversely affect the market price for its shares. As of August 29, 2003, chinadotcom had 100,952,824 common shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations depending on the holding period of such securities.

     In addition, as chinadotcom continues to issue and register shares to fulfill its contractual and acquisition-related obligations, and as its employees and other grantees have been or are granted additional options and warrants to purchase its shares, additional shares will be available-for-sale in the public market. chinadotcom has also granted options to certain of its shareholders, directors and officers to purchase its shares, the vesting of which options may be accelerated upon a change-of-control event occurring. As a result, additional shares may be available-for-sale in the public market. The availability or perceived availability of additional shares could have a dilutive and negative impact on the market price of chinadotcom's shares.

     In the future, chinadotcom may issue additional shares, or warrants to purchase its shares, in connection with acquisitions and its efforts to expand its business. Shareholders could face further dilution from its future share issuances.

  ANTI-TAKEOVER PROVISIONS IN CHINADOTCOM'S CHARTER DOCUMENTS MAY ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF ITS COMMON SHARES.

     chinadotcom's memorandum and articles of association include provisions that could limit the ability of others to acquire control of chinadotcom, modify its structure or cause it to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of chinadotcom in a tender offer or similar transaction.

     For example, chinadotcom's board of directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. This provision would delay the replacement of a majority of its directors and would make changes to the board of directors more difficult than if such provision was not in place. In addition, its board of directors has the authority, without further action by its shareholders, to issue up to 5,000,000 preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with its common shares. chinadotcom's board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of its common shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of chinadotcom or make removal of management more difficult. If chinadotcom's board of directors issues preferred shares, the price of its common shares may fall and the voting and other rights of the holders of its common shares may be adversely affected.

  CHINADOTCOM'S SHAREHOLDERS MAY FACE DIFFICULTIES IN PROTECTING THEIR INTERESTS BECAUSE CHINADOTCOM IS INCORPORATED UNDER CAYMAN ISLANDS LAW.

     chinadotcom's corporate affairs are governed by its memorandum and articles of association, by the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against its directors, actions by minority shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, its public shareholders, may face more difficulties in protecting their interests in the face of actions against the management, directors or its controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

  IF YOU ARE NOT A REGISTERED SHAREHOLDER AND DO NOT HOLD GREATER THAN A CERTAIN NUMBER OF ITS SHARES, YOU MAY NOT RECEIVE CHINADOTCOM'S PROXY MATERIALS OR OTHER CORPORATE COMMUNICATIONS.

     chinadotcom's proxy materials are delivered to all of its registered shareholders. chinadotcom offers electronic delivery of proxy materials to its registered shareholders, and its mail proxy materials to each registered owner who has not opted to receive materials electronically. You are a registered shareholder if you have an account with its transfer agent, The Bank of New York, and if you hold a stock certificate evidencing your ownership of its common shares. In an effort to maintain cost effectiveness, chinadotcom has, and will continue to, mail the proxy materials to those beneficial shareholders who hold greater than a certain number of its shares. You are a beneficial shareholder if a brokerage firm, bank trustee or other agent holds your common shares, and your name does not appear anywhere on its records. Rather, the name of the broker, bank or other nominee appears on its records as retained by its transfer agent, The Bank of New York. If you are not a registered shareholder and do not hold greater than a certain number of its shares, you may not receive chinadotcom's proxy materials or other corporate communications. Therefore, if you are a beneficial shareholder and want to ensure that you do receive proxy materials, you are urged to become a registered owner. If you have questions on how to do so, chinadotcom encourages you to contact your broker or bank to find out how to do so, and you may also contact chinadotcom.

  THERE IS UNCERTAINTY AS TO CHINADOTCOM'S SHAREHOLDERS' ABILITY TO ENFORCE CIVIL LIABILITIES IN AUSTRALIA, THE CAYMAN ISLANDS, SWEDEN, HONG KONG, SOUTH KOREA, THE PRC AND SINGAPORE.

     chinadotcom is a Cayman Islands company and a substantial majority of its assets are located outside the United States. A substantial portion of its current operations is conducted in Australia, Hong Kong, South Korea, the PRC and Singapore. In addition, a majority of its directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Australia, the Cayman Islands, Sweden, Hong Kong, South Korea, the PRC, Singapore and other jurisdictions would recognize or enforce judgments of United States courts obtained against chinadotcom or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Australia, the Cayman Islands, Hong Kong, South Korea, the PRC, Singapore or other jurisdictions against chinadotcom or such persons predicated upon the securities laws of the United States or any of its states.

RISKS RELATING TO THE GREATER CHINA AND ASIAN SOFTWARE, CONSULTING, MOBILE APPLICATIONS AND ADVERTISING INDUSTRIES

  THE INDUSTRIES IN WHICH CHINADOTCOM COMPETES ARE INTENSELY COMPETITIVE AND VOLATILE.

     The Greater China and Asian technology and internet markets encompassing software, e-Business consulting services, mobile applications and portal services are characterized by intense competition. These markets in North America, Asia and elsewhere have experienced marked downturns resulting in, among other things, lower valuations, greater difficulty in obtaining funding, increased consolidation, reduced liquidity, litigation and other structural problems in these markets. As a result, chinadotcom's competitors may be able to better position themselves to compete in its markets as they further consolidate, deteriorate, change or mature.

     In addition, many of chinadotcom's existing competitors, as well as a number of potential new competitors, have longer operating histories in each of its target markets, greater name recognition, larger customer bases and greater financial, technical and marketing resources when compared to chinadotcom. Any of its present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by chinadotcom. chinadotcom can provide no assurance that it will be able to compete successfully against its current or future competitors, particularly as markets continue to consolidate, deteriorate, change or mature.

     Software Competition. chinadotcom's competition in the market for a broad range of sophisticated business applications, including B2B electronic commerce, procurement, collaborative planning, financial, manufacturing, distribution, supply chain management, customer relationship management and human resource management is varied and includes a combination of international and local software providers. chinadotcom's major competitors include:

     - enterprise solutions software companies targeting mid-market companies, including Scala Business Solutions NV, Systems Union Group Inc., Exact Corporation, Microsoft Corporation and local providers such as FlexSystem Holdings Ltd., Kingdee International Software Group Company Limited and UFSoft;

     - human resources and payroll solution providers, including PeopleSoft, Inc, SAP AG and various local providers in Greater China including Cityray Technology (China) Ltd. and UFSoft;

     - process manufacturing enterprise resource planning providers, including JD Edwards & Company and QAD, Inc.;

     - large information technology consulting and outsourcing service providers, including Accenture Ltd., Cambridge Technology Partners Inc., Electronic Data Systems Corporation, Wipro Ltd and Infosys Technologies;

     - customer relationship management providers, including Sales Logics and Siebel Systems, Inc.;

     - various providers of internet portal and web content applications; providers of business intelligence solutions, including Brio Software, Inc., Business Objects SA and Cognos, Inc.; and

     - providers of supply chain management solutions, including Manhattan Associates, i2 Technologies, Inc., Manugistics Group, Inc., Aspen Technologies and MAPICS, Inc.

     Many of these companies are well funded with long operating histories of profitable performance. They possess a number of tangible strengths and advantages, including high quality client lists and high numbers of highly qualified staff, complemented by extensive operating infrastructures. The principal competitive factors in the market for enterprise software application software include product reputation, product functionality, performance, quality of customer support, size of installed base, financial stability, hardware and software platforms supported, price and timeliness of installation.

     Software and Consulting Services Competition. chinadotcom's competition for strategic expertise, online marketing, technical solution delivery, and general business consultancy problem solving skills include:

     - computer hardware and service vendors including International Business Machines and Hewlett-Packard Company;

     - Internet integrators and Web site design and development companies including Sapient Corporation, Digitas, Inc., Delirium Cybertouch Corporation and Dimension Data Holdings Limited;

     - large information technology consulting service providers including Accenture Ltd., Cambridge Technology Partners Inc. and Electronic Data Systems Corporation; and

     - local service providers in an individual market.

     Many of these companies are well funded with long operating histories of profitable performance. They possess a number of tangible strengths and advantages including extensive client lists and large numbers of skilled staff, complemented by well-established operating infrastructures. In addition to this, market conditions are currently extremely challenging. chinadotcom's revenue streams have been volatile and despite the extended market downturn, the competitive threat has still not evaporated and it remains challenging in most markets. This has resulted in continued price pressure and an intensive level of competition in these markets.

     Advertising and Marketing Competition. With respect to chinadotcom's strategy of moving towards higher margin database marketing related services, chinadotcom anticipates that it will compete with companies that have developed high quality data sets and related products and services, such as The Dun & Bradstreet Corporation and Axciom. With respect to its online advertising strategy, chinadotcom competes with a variety of Internet advertising networks, including DoubleClick, Inc. and BMC Software, Inc., for the sale of advertisements to its network of advertising affiliates.

     In its overall advertising business, chinadotcom also competes with content aggregators, companies engaged in advertising sales networks, advertising agencies and traditional advertising media including print, radio and television.

     Portal Competition. chinadotcom's competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including Yahoo!, Inc., Lycos, Inc., Google, Inc., Overture Services, Inc., FindWhat.com, Sina Corporation, Netease.com, Inc., Sohu.com, Inc., Shanghai Online, ChinaByte, AltaVista Co., HotWired Ventures, HotBot, Tom.com Ltd., Apple Daily, Mingpao.com, MSN and Netvigator.com.

     chinadotcom may also encounter increased competition from ISPs, Web site operators and providers of Web browser software, including Netscape Communications Corporation or Microsoft Corporation, that incorporate search and retrieval features in their products. Its competitors may develop Web search, retrieval services, freemail and community services that are equal or superior to those chinadotcom offers its users and may achieve greater market acceptance than its offerings in the area of performance, ease of use and functionality.

     Mobile Applications and Services Competition. In April 2003, chinadotcom entered the business of providing mobile value added services through its acquisition of Newpalm. As chinadotcom pursues its strategy of growing its mobile applications business and generating subscription revenues derived principally from providing value added SMS, chinadotcom anticipates that it will face competition for subscribers, applications and content from competitors such as Sina Corporation, Sohu.com, Netease, Tom.com, Tencent.com and Linktone Group, Inc., as well as a host of other smaller companies that service the SMS market. chinadotcom anticipates it will face intense competition in this market as barriers to entry are low in certain areas of this business. In addition, chinadotcom cannot give assurances that the mobile network operators in the PRC, including CMCC and Unicom, on whom it depends for networks, gateways, billing systems and payment collection will not seek to develop and launch competing services.

     Outsourced Software Development and Support Services Competition. In February 2003, chinadotcom acquired Praxa Limited, which is seeking to develop a China and India-based outsourcing platform that can offer clients outsourced software application development and support services. As chinadotcom's business evolves to place greater emphasis on outsourced software development and support services, it will face competition from many of the large Asia Pacific-based outsourcing firms such as Wipro Ltd and Infosys Technologies Ltd. While these competitors have traditionally focused on servicing the U.S. markets, due to lower demand in the United States they have entered the English-speaking markets in Asia (such as Australia, Singapore and Hong Kong) where chinadotcom is developing its markets.

     Merger and Acquisition Competition. The significant slowdown in capital markets activity over the past three years has resulted in an increased trend of mergers and acquisitions as a means for companies to expand and realize value. Across the Asia-Pacific region, many of chinadotcom's competitors have greater financial and other resources and brand name recognition when compared to chinadotcom. These competitors may limit chinadotcom's ability to effect strategic acquisitions or combinations, particularly as its markets consolidate further through local and regional mergers and acquisitions. If chinadotcom cannot merge or combine with or acquire strategically significant companies on reasonable terms, its ability to compete in its markets may be compromised.

  CHINADOTCOM'S ENTRY INTO THE PRC INTERNET MARKET DEPENDS ON THE ESTABLISHMENT OF AN ADEQUATE TELECOMMUNICATIONS INFRASTRUCTURE IN THE PRC BY THE PRC GOVERNMENT.

     Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in the PRC is not as well developed. In addition, access to the Internet in the PRC is accomplished primarily by means of the government's backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the PRC government and is the only means for the domestic PRC Internet network to connect to the international Internet network. Although private sector ISPs exist in the PRC, almost all access to the Internet is accomplished through ChinaNet, the PRC's primary commercial network, which is owned and operated by the PRC government. chinadotcom relies on this backbone and China Telecom to provide data communications capacity primarily through local telecommunications lines. As a result, chinadotcom will continue to depend on the PRC government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in the PRC. chinadotcom will have no means of accessing alternative networks and services in the PRC, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in Greater China will support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the PRC government, chinadotcom's business could be materially and adversely affected.

POLITICAL, ECONOMIC AND REGULATORY RISKS

  INCREASED SINO-U.S. POLITICAL TENSION MAY MAKE CHINADOTCOM LESS ATTRACTIVE TO INVESTORS AND CLIENTS AND ITS WEB SITES MORE VULNERABLE TO HACKING AND OTHER DISRUPTIONS.

     The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. For example, relations may be compromised if the U.S. becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Any weakening of relations between the U.S. and the PRC could have a material adverse effect on chinadotcom's business and could attract hacking or result in other disruptions to its Web sites. Anti-U.S. or anti-PRC sentiment could make chinadotcom and its shares less attractive since chinadotcom is listed in the United States. In addition, changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect chinadotcom's operations or cause the Greater China market to become less attractive to investors and clients because of its relationship with Xinhua and because it operates in the PRC.

  THE ECONOMIC CLIMATE IN ASIA IS VOLATILE AND VULNERABLE.

     Beginning in mid-1997, when the Thai baht first depreciated substantially, many countries in Asia experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region's currencies, many Asian governments and companies had difficulties servicing foreign currency-denominated debt and many corporate borrowers defaulted on their payments. As the economic crisis spread across the region, governments raised interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic banks restricted additional lending activity. The currency fluctuations, as well as higher interest rates and other factors, have materially and adversely affected the economies of a number of countries in Asia, many of which are still recovering or have yet to recover.

     Economic developments in countries outside Asia could materially and adversely affect chinadotcom's business, results of operations and financial condition. For example, the recent volatility of the U.S. stock market and the interest rate environment, the downturn in the high-tech sector and the slowdown of the U.S. economy have had a negative impact on Asian markets. A further reduction in exports and a further decrease in direct foreign investment could reduce demand for chinadotcom's services, especially in those countries heavily dependent on technology export sales from where it derives significant revenue.

     The economic crisis and its effect on the Asian economies has had and may continue to have an adverse impact on chinadotcom's business in the following respects:

     - spending levels by both Asian and international companies for advertising in the Asian markets may continue to decline;

     - spending by companies in Asia for e-Business consulting services may continue to decline;

     - payments on its accounts receivable may be deferred and may become more difficult to collect or uncollectable; and

     - its ability to access lines of credit or other financing may be restricted.

     During the first half of 2003, general economic conditions in Asia have also been adversely affected as a result of the outbreak of severe acute respiratory syndrome, or SARS, which could have a material adverse effect on chinadotcom's business, financial condition and results of operations, particularly if SARS should reoccur.

  THERE ARE ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN THE COUNTRIES IN WHICH CHINADOTCOM PRIMARILY OPERATES.

     chinadotcom derives a substantial portion of its revenues from customers located outside of the United States, and its international operations are subject to risks, including:

     - potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

     - imposition of foreign laws and other governmental controls, including trade and employment restrictions;

     - fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce chinadotcom's customers' ability to obtain financing for software products or which could make chinadotcom's products more expensive in those countries;

     - difficulties in hedging foreign currency transaction exposures;

     - longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

     - difficulties in staffing and managing chinadotcom's international operations, including difficulties related to administering its stock option plan in some foreign countries;

     - difficulties in coordinating the activities of its geographically dispersed and culturally diverse operations;

     - competition from local suppliers;

     - costs and delays associated with developing software in multiple languages; and

     - political unrest, war or terrorism, particularly in areas in which chinadotcom has facilities.

     In particular, there may be specific risks in conducting operations in the following countries:

     - PRC. A significant part of chinadotcom's current revenues are, and a significant part of its future revenues are expected to be, derived from the PRC market. The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC historically has been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although chinadotcom believes the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of the PRC, chinadotcom cannot predict the future direction of these economic reforms or the effects these measures may have on its business, financial position or results of operations. In addition, the PRC economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

      - economic structure;

      - level of government involvement in the economy;

      - level of development;

      - level of capital reinvestment;

      - control of foreign exchange;

      - growth rates;

      - methods of allocation resources; and

      - balance of payments position.

      As a result of these differences, chinadotcom's business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries. Changes in the PRC's political, economic and social conditions, adjustments in policies of the PRC government or changes in the PRC's laws and regulations may adversely affect chinadotcom's results of operations and financial condition.

      The PRC economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing. There can be no assurance that such growth will not continue to decrease or that any slow down will not have a negative effect on chinadotcom's business.

     - Hong Kong. A significant part of chinadotcom's facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC with its own government and legislature. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of one country, two systems. chinadotcom can give no assurance that Hong Kong will continue to enjoy autonomy from the PRC.

      The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation, and the Special Administrative Region government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. chinadotcom can give no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained. The historical currency peg could adversely affect its business.

     - South Korea. A significant part of chinadotcom's revenues are derived from the South Korean market, although chinadotcom expects such contribution to decline because its South Korean online network advertising business has lost its exclusive service agreement with Daum Communications, a leading South Korean portal company.

      Since early 1997, a number of developments have adversely affected the South Korean economy, resulting in severe economic contraction. Despite a strong economic recovery following a severe economic recession from early 1997 to late 1998, chinadotcom's South Korean operations face significant risks because:

      - slow reform of the chaebol system presents a continuous risk to South Korea's banking sector;

      - increased level of imports erodes positive trade balance and foreign currency reserves; and

      - an appreciating South Korean won threatens the competitive position of the export sector.

      In addition, the reform program being implemented by the South Korean government may:

      - restrict economic growth;

      - cause a budget deficit because of a decrease in tax revenues and an increase in government expenditures;

      - increase the rate of inflation;

      - increase the number of bankruptcies of South Korean companies; and

      - increase unemployment.

      Finally, relations with North Korea have been tense over most of Korea's history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current or future events. The occurrence of these events could have a material adverse effect on chinadotcom's business, results of operations and financial condition.

     - Australia. chinadotcom anticipates that a more significant part of its future revenues may be derived from the Australian market. The Australian dollar has experienced some volatility against the U.S. dollar. As of January 1, 2002, the Australian dollar traded at US$1.00 = A$1.957, although it had appreciated to US$1.00 = A$1.472 as of September 26, 2003.

  PRC REGULATION OF CONTENT DISTRIBUTED ON THE INTERNET MAY ADVERSELY AFFECT CHINADOTCOM'S BUSINESS.

     The PRC has enacted regulations governing Internet access and the distribution of news and other information. MII has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of the PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by PRC authorities may involve significant uncertainty.

     Under the PRC's regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of nine stipulated categories of "undesirable content." These categories cover any information which:

     - contravenes the basic principles enshrined in the PRC Constitution;

     - endangers the security or unity of the State;

     - undermines the State's religious policies;

     - undermines public order or social stability; or

     - contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

     In addition, the PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. chinadotcom cannot predict the effect of further developments in the PRC legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local rules and regulations by national laws.

     Violations or perceived violations of PRC laws arising from information displayed, retrieved from or linked to chinadotcom's portals could result in significant penalties, including a temporary or permanent cessation of chinadotcom's business in the PRC. PRC government agencies have announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by PRC governmental authorities in the past. chinadotcom may be liable under these pronouncements for content and materials posted or transmitted by users on its message boards, virtual communities, chat rooms or e-mails. If the PRC government were to take any action to limit or eliminate the distribution of information through chinadotcom's portal network or to limit or regulate any current or future applications available to users on its portal network, this action could have a material adverse effect on its business, financial condition and results of operations.

  A CHANGE IN CURRENCY EXCHANGE RATES COULD INCREASE CHINADOTCOM'S COSTS RELATIVE TO ITS REVENUES.

     Substantially all of chinadotcom's revenues, expenses and liabilities are denominated in renminbi, Hong Kong dollars, South Korean won, U.S. dollars, Swedish kroner, British pounds and Australian dollars. chinadotcom also generates revenues, expenses and liabilities in other currencies such as Singapore dollars and New Taiwan dollars. However, chinadotcom's quarterly and annual financial results are reported in U.S. dollars. In the future, chinadotcom may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, chinadotcom is subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. chinadotcom has not entered into agreements or purchase instruments to hedge its exchange rate risks although it may do so in the future.

  RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT CHINADOTCOM'S ABILITY TO UTILIZE ITS REVENUES EFFECTIVELY.

     Although PRC government policies were introduced in 1996 to allow greater convertibility of the renminbi, significant restrictions still remain. chinadotcom can provide no assurance that the PRC regulatory authorities will not impose greater restrictions on the convertibility of the renminbi. Because a significant amount of chinadotcom's future revenues may be in the form of renminbi, any future restrictions on currency exchanges may limit its ability to utilize revenue generated in renminbi to fund its business activities outside the PRC.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus and the documents accompanying and incorporated by reference in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management of each of chinadotcom and Ross, the merger, and markets for chinadotcom common shares and other matters. Statements in this proxy statement/prospectus and the accompanying documents, as well as those incorporated by reference, that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and
Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income, in each case relating to chinadotcom and Ross, wherever they occur in this proxy statement/prospectus, the accompanying documents or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective management of chinadotcom and Ross and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in, accompanying, and incorporated by reference into this proxy statement/prospectus.

     Words such as "estimate," "project," "plan," "intend," "expect," "anticipate," "believe," "would," "should," "could" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus, including in the section entitled "Risk Factors," and the documents accompanying this proxy statement/prospectus and incorporated by reference herein. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or in the case of accompanying documents or documents incorporated by reference, as of the date of those documents. Neither chinadotcom nor Ross undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

                            THE ROSS ANNUAL MEETING

GENERAL

     The enclosed proxy is solicited on behalf of the board of directors of Ross
for use at the annual meeting of stockholders to be held on                ,
2003 at 10:00 a.m., local time, or at any and all continuation(s) and adjournment(s) thereof, for the purposes set forth herein and in the accompanying notice of annual meeting of stockholders. The annual meeting will be held at Ross' executive offices in Atlanta, Georgia located at Two Concourse Parkway, Suite 800, Conference Room, Atlanta, Georgia 30328. The telephone number at that location is (770) 351-9600.

     These proxy solicitation materials were mailed on or about           , 2003
to all Ross stockholders entitled to vote at the annual meeting.

PURPOSES OF THE ANNUAL MEETING


     The purposes of the annual meeting are to: (1) elect five directors to serve for the ensuing year and until their successors are duly qualified and elected, (2) ratify the appointment of BDO Seidman, LLP as Ross' independent accountants for the 2004 fiscal year, (3) approve the merger between Ross and chinadotcom pursuant to the Agreement and Plan of Merger among chinadotcom, CDC Software Holdings, Inc. and Ross dated as of September 4, 2003, (4) authorize the adjournment of the annual meeting, if necessary, to solicit additional proxies, and (5) transact such other business as may properly come before the meeting and any and all continuations and adjournments thereof.


RECORD DATE, VOTING SECURITIES AND SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     Only stockholders of record at the close of business on              , 2003
(the "Record Date") are entitled to receive notice and vote at the annual
meeting. At the Record Date,                shares of Ross common stock were
issued and outstanding and held of record by   registered stockholders. At the
Record Date, 500,000 shares of Ross 7.5% Series A Convertible Preferred Stock were issued and outstanding. The closing price of Ross common stock on the
Record Date, as reported by the NASDAQ National Market, was $       per share.

     The following table sets forth the beneficial ownership of Ross common
stock as of            , 2003 by (a) each director, (b) each of the executive
officers identified in the Summary Compensation Table, (c) all directors and executive officers as a group and (d) each person known by Ross to beneficially own more than 5% of any class of Ross' voting securities. Under the rules of the Securities and Exchange Commission, or Commission, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the
individual has the right to acquire within 60 days of           , 2003 through
the exercise of any stock option.

                                             COMMON STOCK               SERIES A PREFERRED STOCK
                                  -----------------------------------   ------------------------
                                  NUMBER OF   NUMBER OF    PERCENTAGE   NUMBER OF    PERCENTAGE
NAME                              SHARES(1)   OPTIONS(2)    OF CLASS      SHARES      OF CLASS
----                              ---------   ----------   ----------   ----------   -----------
Alvin Johns.....................    51,754       6,476         1.9%           --          --
Robert B. Webster**.............    52,401     133,500         6.0%           --          --
J. Patrick Tinley**.............    31,041     210,215         7.7%           --          --
Oscar Pierre Prats..............     3,625       5,175           *            --          --
Gary Nowacki....................    14,684       9,875           *            --          --
Eric W. Musser..................     6,346      15,950           *            --          --
Verome M. Johnston..............     3,986      10,500           *            --          --
Bruce J. Ryan...................        --       9,200           *            --          --
Frank M. Dickerson..............        --      13,000           *            --          --
J. William Goodhew, III.........        --       9,200           *            --          --
Rick Marquardt..................       123       7,500           *            --          --
Richard Thomas..................     1,448       2,375           *            --          --
All officers and directors as a
  group (12 persons)............   165,408     432,966        19.2%           --          --
Benjamin W. Griffith III........   152,500          --        20.5%(3)   500,000(4)      100%

---------------

  * Less than 1%.

 ** Number of options exercisable within 60 days includes accelerated vesting of certain options due to a change of control pursuant to the proposed merger.

(1) The table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated, each of the stockholders named in the table has sole voting investment and/or dispositive power with respect to all shares of common stock shown as beneficially owned, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2) These are options which are exercisable for common stock within 60 days of September 24, 2003.

(3) Mr. Griffith owns 4.9% of the total number of shares of outstanding common stock.

(4) The 7.5% Series A Convertible Preferred Stock has one vote per share and votes with the common stock on most matters. These shares may be converted at the rate of one preferred share for one common stock share. These shares must be converted by June 29, 2006.

REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Corporate Secretary of Ross a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

VOTING; QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     Each stockholder is entitled to one vote for each share held as of the Record Date. Stockholders will not be entitled to cumulate their votes in the election of directors (Proposal One).

     The required quorum for the transaction of business at the annual meeting is a majority of the shares of common stock issued and outstanding on the Record Date and entitled to vote at the annual meeting, present in person or represented by proxy. Shares that are voted "FOR," "AGAINST" or "ABSTAIN" from a matter are treated as being present at the annual meeting for purposes of establishing a quorum at the annual meeting, but an abstention is not deemed a vote cast. In accordance with Delaware law, broker non-votes, discussed below, will be counted for purposes of determining the presence of a quorum for the transaction of business.

     If a quorum is not present or represented, then either the chairman of the annual meeting or the stockholders entitled to vote at the annual meeting, present in person or represented by proxy, will have the power to adjourn the annual meeting from time to time, without notice other than an announcement at the annual meeting, until a quorum is present. At any adjourned annual meeting at which a quorum is present, any business may be transacted that might have been transacted at the annual meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned annual meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned annual meeting.

     If your shares are held through a nominee (such as a bank or broker), your nominee, under certain circumstances, may vote your shares. Nominees have authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. However, a "broker non-vote" occurs when a nominee does not have discretionary voting authority for shares held on behalf of a beneficial owner and does not receive voting instructions from the beneficial owner by ten days before the annual meeting.

     The election of directors (proposal one) requires a plurality of the votes duly cast and is a routine matter. The ratification of the appointment of BDO Seidman as independent auditors (proposal two) and the proposal to adjourn the annual meeting, if necessary, to solicit additional proxies (proposal four) require the affirmative vote of a majority of the votes duly cast and are also routine matters. As a result, abstentions and broker non-votes are not included in the tabulation of the voting results on the election of directors, the ratification of BDO Seidman or the authorization to adjourn the annual meeting, if necessary, to solicit additional proxies and, therefore, do not have the effect of votes in opposition.

     If a nominee cannot vote on a particular matter because it is not routine, there is a broker non-vote on that matter. Proposal three (approval of the merger agreement and merger) is not a routine matter. If you do not provide instructions to your broker as to how to vote on proposal three, your broker will not be able to vote on proposal three. Because proposal three requires the affirmative vote of a majority of the outstanding shares of Ross stock, an abstention or a broker non-vote will have the effect of a vote AGAINST the proposal.

     ROSS ENCOURAGES YOU TO PROVIDE INSTRUCTIONS TO YOUR BROKERAGE FIRM BY VOTING YOUR PROXY. THIS ENSURES YOUR SHARES WILL BE VOTED AT THE MEETING.

     PROXIES IN THE ACCOMPANYING FORM THAT ARE PROPERLY EXECUTED AND RETURNED WILL BE VOTED AT THE ANNUAL MEETING IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY. IF YOU ARE A RECORD HOLDER AND YOU RETURN A PROPERLY EXECUTED PROXY TO ROSS ON WHICH THERE ARE NO INSTRUCTIONS INDICATED ABOUT A SPECIFIED PROPOSAL, YOUR SHARES WILL BE VOTED AS FOLLOWS:

     - FOR THE ELECTION OF FIVE DIRECTORS TO SERVE UNTIL THE EARLIER OF THEIR SUCCESSORS ARE DULY QUALIFIED AND ELECTED AT THE 2004 ANNUAL MEETING, OR THE COMPLETION OF THE MERGER;

     - FOR THE RATIFICATION OF THE APPOINTMENT OF BDO SEIDMAN, LLP AS INDEPENDENT AUDITORS OF ROSS FOR THE 2004 FISCAL YEAR;

     - FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND MERGER;
       AND

     - FOR THE PROPOSAL TO AUTHORIZE THE ADJOURNMENT OF THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES.

     No business other than that set forth in the accompanying notice of annual meeting of stockholders is expected to come before the annual meeting. Should any other matter requiring a vote of stockholders properly arise, the persons named in the proxy will vote the shares they represent as the board of directors may recommend. The persons named in the proxy may also, at their discretion, vote the proxy to adjourn the annual meeting from time to time as allowed under Delaware law.

SOLICITATION

     The cost of soliciting proxies will be borne by Ross. Ross has retained Georgeson Shareholder to solicit proxies, for a fee of $8,000. In addition, Ross may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of Ross' directors, officers and regular employees, without additional compensation, personally or by telephone, facsimile or telegram.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

     Due to the proposed merger, Ross does not currently expect to hold a 2004 annual meeting of stockholders. If the merger is not completed and an annual meeting is held, to be eligible for inclusion in Ross' proxy statement and form of proxy relating to that meeting, proposals of stockholders intended to be presented at the meeting must be received by Ross within a reasonable amount of time after Ross announces the date of the meeting and before Ross mails its proxy statement to stockholders in connection with the meeting.

                                 PROPOSAL NO. 1

                             ELECTION OF DIRECTORS

NOMINEES


     A board of five directors has been nominated by the Nominating Committee for election at the annual meeting. Election of directors will take place whether or not the merger proposal is approved by Ross stockholders. If the merger proposal is approved and the merger is completed, the Ross directors elected will serve until the closing of the merger. See "Directors and Management of the Combined Company" beginning on page 104.


     Unless otherwise instructed, the proxy holders will vote the proxies received by them for management's five nominees named below, all of whom are presently directors of Ross. If any nominee of Ross is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee who shall be designated by the present board of directors to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. If additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them to assure the election of as many of the nominees listed below as possible. In such event, the specific nominees to be voted for will be determined by the proxy holders. The term of office of each person elected as a director will continue until the next annual meeting or until his successor has been elected.

                                                                               DIRECTOR
NAME OF NOMINEE                     AGE          PRINCIPAL OCCUPATION           SINCE
---------------                     ---          --------------------          --------
J. Patrick Tinley.................  55    Chairman of the Board of Ross, and     1993
                                          Chief Executive Officer of Ross
J. William Goodhew, III...........  65    Vice President of Intelligent          1997
                                          Systems Corporation
Frank M. Dickerson................  55    Chief Operating Officer of MWH         2001
                                          Energy & Infrastructure, Inc.
Bruce J. Ryan.....................  60    Executive Vice President, Finance      1992
                                          and Administration of Global
                                          Knowledge Network, Inc.
Robert B. Webster.................  55    Executive Vice President               2001
                                          Operations and Secretary of Ross

     There are no family relationships among any directors or executive officers of Ross.

     Mr. Tinley was promoted to Chairman and CEO in December 2000. He served as President and Chief Operating Officer from 1995 to June 2000 and President and CEO from July through December 2000. He has been a director of Ross since 1993. Mr. Tinley joined Ross in November 1988 as Executive Vice President, Business Development and has served as Executive Vice President, Product Development and Executive Vice President, Product Development and Client Services. Prior to 1988, Mr. Tinley held management positions with Management Science of America, Inc. and Royal Crown Companies. Mr. Tinley received a Bachelors in Science from Columbus University.

     Mr. Goodhew joined Intelligent Systems Corporation, a publicly traded technology product and services company, as Vice President in January 1997. Prior to that, Mr. Goodhew was President of Peachtree Software, Inc., a privately held software company, from 1984 to 1994. In 1994, Peachtree Software was purchased by Automatic Data Processing, Inc., a publicly traded company providing computerized services. Mr. Goodhew remained at Peachtree Software, Inc. in a managerial capacity until joining Intelligent Systems Corporation.

     Mr. Dickerson is the Chief Operating Officer of MWH Energy & Infrastructure, Inc., a division of MWH Global, Inc., and a member of the Board of MWH Global, Inc. The MWH group was formed out of a merger between Montgomery Watson and Harza Engineering, a power engineering group. Mr. Dickerson was Chairman of the Board of Harza Engineering International and has also served as

Chief Financial Officer and General Counsel of the Group. Prior to joining Harza in 1992, Mr. Dickerson had been Executive Vice President and Chief Financial Officer of Long Lake Energy Company, and Vice President and Chief Financial Officer of Texas International Company. Mr. Dickerson received his Bachelor of Arts in Economics from Washington Square College of New York University in 1970, his Master of Arts in Economics from the University of Chicago in 1972 and his Juris Doctor from the University of Georgia in 1975.

     Mr. Ryan has served as Executive Vice President, Finance and Administration of Global Knowledge Network, Inc., an independent information technology education company, since February 1998. Mr. Ryan was Executive Vice President and Chief Financial Officer of Amdahl Corporation, a computer solutions company. Mr. Ryan holds a Bachelors of Arts in Business Administration from Boston College and an Masters of Business Administration from Suffolk University.

     Mr. Webster, Executive Vice President Operations is also Secretary and a director of Ross. Mr. Webster joined Ross in June 1998 as its CFO and was promoted to his current role in December 2000 and later elected director in August 2001. Mr. Webster is responsible for the consulting services function as well as the administrative, legal, human resource and financial operations of Ross worldwide. Mr. Webster holds a Bachelors of Science degree in Accounting and Computer Science, as well as a Masters of Business Administration specialized in Information Systems from St. Peter's College. Mr. Webster is a Certified Public Accountant in the State of Georgia and a member of the AICPA. Mr. Webster, prior to joining Ross served in a progression of more senior financial and general management positions with both Unisys Corporation and Wang Laboratories, Inc. over a twenty year period.

BOARD MEETINGS AND COMMITTEES

     The board of directors of Ross held a total of fifteen meetings including four regularly scheduled quarterly meetings and eleven special and committee meetings during the fiscal year ended June 30, 2003. During fiscal 2003, each director attended at least 93% of the aggregate of (1) the total number of meetings of the board of directors and (2) the total number of meetings held by all committees of the board of directors on which such person served. The board of directors has an Audit Committee, a Compensation Committee, and a Nominating Committee, each of which is composed of external directors.

     During the year ended June 30, 2003, the Audit Committee of the board consisted of three directors Ryan, Dickerson and Goodhew, none of whom are employees of Ross. The Audit Committee held four meetings during the fiscal year ended June 30, 2003. Following the annual meeting, the board intends to re-appoint directors Dickerson, Ryan and Goodhew, with director Ryan as Committee Chairman. The primary purpose of the Audit Committee is to assist the board of directors in fulfilling its responsibility to oversee Ross' internal and external financial reporting processes so as to ensure the objectivity of Ross' financial statements and its system of internal accounting controls. The Audit Committee recommends engagement of Ross' independent auditors and is primarily responsible for approving the services performed by Ross' independent auditors.

     The Nominating Committee consisted of directors Dickerson, Ryan, and Goodhew. Following the annual meeting, the board intends to re-appoint directors, Dickerson, Goodhew, and, Ryan with director Dickerson as Committee Chairman. The Nominating Committee is responsible for making recommendations for the nomination of directors for replacement of resigning members and annual nominations for re-election where appropriate. The committee also monitors the composition of Ross' board of directors to ensure that it meets generally acceptable standards of competence, skills and experience. The Nominating Committee met once during the year ended June 30, 2003. The recommendation of the committee was to nominate existing directors, Ryan, Goodhew, Dickerson, Tinley and Webster for re-election.

     The Compensation Committee of the board consisted of directors Goodhew, Ryan and Dickerson and held seven meetings during the fiscal year ended June 30, 2003. Following the annual meeting, the board intends to re-appoint directors, Goodhew, Ryan and, Dickerson with director Goodhew as Committee

Chairman. The Compensation Committee makes recommendations to the board regarding Ross' executive compensation policy and grants stock options and administers the 1998 Stock Option Plan.

COMPENSATION OF DIRECTORS

     For the fiscal year ended June 30, 2003, non-employee directors were compensated $2,000 for each board of directors meeting attended and $1,000 for participating in any telephonic board of directors meetings which were not regularly scheduled. In addition, directors are reimbursed for travel expenses incurred in connection with attending board of directors meetings.

     Annually, each non-employee director is automatically granted 4,000 stock options to purchase shares of Ross' common stock pursuant to the terms of the 1998 Stock Option Plan, or the Option Plan. Options granted to non-employee directors under the Option Plan are not intended by Ross to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Pursuant to the Option Plan, on the annual meeting date, each non-employee director who is elected or re-elected at the meeting is granted options in accordance with the automatic grant. In addition, any non-employee director newly elected to the Board of Directors receives an option for 10,000 shares of Ross' common stock. The 10,000-share option vests 25% a year over four years and the 4,000 share options are fully vested on the dates of grant. The price of all options granted is equal to the closing price of Ross' common stock, as quoted on the NASDAQ National Market, on the date of grant. During fiscal 2003, outside directors were granted a total of 12,000 stock options at an exercise price of $13.16.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE ELECTION OF J. PATRICK TINLEY, J. WILLIAM GOODHEW III, FRANK M. DICKERSON, BRUCE
J. RYAN AND ROBERT B. WEBSTER AS DIRECTORS.

                                 PROPOSAL NO. 2

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     The board has selected BDO Seidman, LLP, or BDO Seidman, independent certified accountants, to audit the consolidated financial statements of Ross for the year ending June 30, 2004.

     On July 10, 2002, the Company dismissed Arthur Andersen, LLP, ("Andersen") as the Company's independent public accountants. The dismissal of Andersen was due to Andersen's inability to perform the functions required.

     For the year ended June 30, 2003, BDO Seidman audited Ross' Consolidated Financial Statements. Representatives of BDO Seidman are expected to be present at the annual meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

AUDIT AND RELATED FEES BILLED TO ROSS DURING FISCAL 2003

  AUDIT FEES

     BDO Seidman billed Ross an aggregate of $186,000 for expenses and professional services rendered for the (1) audit of the annual consolidated financial statements for fiscal year 2003 included in Ross' Annual Report on Form 10-K and (2) the review of the consolidated financial statements included in Ross' quarterly reports on Form 10-Q.

  FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     Ross did not engage BDO Seidman to provide advice to it regarding financial information systems design and implementation during the fiscal year ended June 30, 2002.

  ALL OTHER FEES

     BDO Seidman billed Ross an aggregate of $92,000 for all other non-audit services rendered to it during fiscal 2003.

     The following table summarizes the approximate aggregate accounting fees billed to Ross for its 2003 fiscal year:

Audit fees..................................................   $186,000
Financial information systems design and implementation
  fees......................................................   $     --
All other fees(1)...........................................   $ 92,000
                                                               --------
Total fees..................................................   $278,000

---------------

(1) Includes fees for assistance with Commission filings and various accounting consultation ($11,000); various advisory services related principally to tax preparation services and tax consultation services associated with the development and implementation of international tax strategies and sales taxes ($67,000); and executive compensation analysis prepared at the request of independent board members ($14,000).

     If the merger is approved and completed, BDO Seidman may no longer remain the accountants for Ross.

     The board of directors recommends that the stockholders vote "FOR" the ratification of BDO Seidman as Ross' independent auditors for the year ended June 30, 2004.

                                 PROPOSAL NO. 3

                                   THE MERGER

     Proposal No. 3 is a proposal to adopt and approve the merger agreement that Ross has entered into with chinadotcom, and the related merger. In the merger, chinadotcom's wholly owned merger subsidiary, CDC Software Holdings, will be merged with and into Ross. Ross will be the surviving corporation, and, as a result of the merger, chinadotcom will acquire Ross.

     The discussion in this proxy statement/prospectus of the merger and the principal terms of each of:

     - the Agreement and Plan of Merger, dated as of September 4, 2003, by and among chinadotcom, CDC Software Holdings and Ross, as amended by the amendment among the parties dated as of October 3, 2003;

     - the Stockholder Agreements, dated as of September 4, 2003, between chinadotcom and certain Ross stockholders; and

     - the Preferred Stockholder Agreement, dated as of September 4, 2003, between chinadotcom, Ross and Benjamin W. Griffith, III is a summary of the material terms of these agreements and is qualified in its entirety by reference to the merger agreement, the stockholder agreements and the preferred stockholder agreement, copies or forms of which are attached to this proxy statement/prospectus as Annex A, Annex B and Annex C, respectively, and are incorporated herein by reference.

BACKGROUND OF THE MERGER

     chinadotcom and Ross independently have each regularly evaluated different strategies to improve their respective competitive positions and enhance stockholder value, including opportunities for acquisitions, possible partnerships or alliances and other similar transactions.

     During the fall of 2002, as part of its overall software initiative, chinadotcom identified several classes of applications for which chinadotcom believed there was substantial demand among its customers and within the overall scope of the growth in China's manufacturing for export industry after China's accession into the World Trade Organization. chinadotcom considered a number of U.S. and European-based companies offering these applications as possible acquisition candidates. chinadotcom identified and contacted a number of enterprise resource planning, or ERP, and software and supply chain management, or SCM, software companies, including Ross, in connection with a potential strategic alliance or other cooperative arrangement.

     On October 9, 2002, Jon Winslow, former Chief Operating Officer of Ion Global, the e-Business consulting services arm of chinadotcom, sent an email to
J. Patrick Tinley, Chairman and Chief Executive Officer of Ross, in which Mr. Winslow expressed an interest in initiating discussions regarding potential business opportunities, including a possible strategic investment and/or an operational relationship between chinadotcom and Ross. In a follow-up call made by Mr. Winslow on November 4, 2002, Messrs. Winslow and Tinley agreed to begin discussions with respect to a potential investment or other arrangement between Ross and chinadotcom.

     On November 21, 2002, chinadotcom and Ross executed a confidentiality agreement imposing mutual confidentiality obligations on both parties in connection with the evaluation of, and discussions related to, product distribution and development outsourcing in Greater China and a possible investment by chinadotcom in Ross.

     Also on November 21, 2002, Mr. Tinley met with Peter Yip, Chief Executive Officer and a board member of chinadotcom, at the chinadotcom offices in San Francisco, California to discuss a possible product distribution and development outsourcing arrangement and a possible investment by chinadotcom in Ross.

     On December 23, 2002, chinadotcom delivered a term sheet to Ross that included, among other things, a proposal for Ross to issue warrants to chinadotcom to purchase Ross common stock. After some further discussion between Ross and chinadotcom, Mr. Tinley proposed to chinadotcom that, rather than focus on a possible investment by chinadotcom in Ross, the companies should focus on continuing to pursue discussions with chinadotcom regarding a possible product distribution and development outsourcing arrangement.

     On December 27, 2002, representatives of CDC Software initiated discussions with representatives of Ross in connection with a potential product distribution and development outsourcing arrangement between Ross and CDC Software whereby CDC Software would become a master distributor of Ross software in the Asia Pacific region. During the period between December 27, 2002 and January 27, 2003, the parties continued to discuss various terms as well as strategic advantages to both parties in developing a product distribution and development outsourcing arrangement.

     Between February 25 and February 28, 2003, several meetings were held in Hong Kong between the respective representatives of Ross and CDC Software regarding possible terms for a product distribution and development outsourcing arrangement. Mr. Tinley also met with Mr. Yip and Mr. Daniel Widdicombe, Chief Financial Officer of chinadotcom, to discuss a possible product distribution and development outsourcing arrangement and, in addition, began discussing a potential business combination involving chinadotcom and Ross.

     On March 11, 2003, Mr. Yip and Steve Collins, Managing Director of CDC Software, made a detailed presentation to the board of directors of chinadotcom that included the rationale for a possible acquisition of Ross, an overview of Ross' business, products and financial information, and potential synergies between the companies. The chinadotcom board of directors expressed interest and authorized chinadotcom management to continue to engage Ross in discussions related to a potential acquisition.

     Discussions between Ross and chinadotcom regarding a possible master distributor agreement setting forth the terms for a possible product distribution and development outsourcing arrangement continued into May 2003.

     From March 24 through March 28, 2003, representatives of chinadotcom conducted a due diligence review with respect to certain financial, legal and operational information regarding Ross at an off-site location near Ross' headquarters in Atlanta. On March 25 and 26, 2003, Mr. Yip met with members of Ross' senior management, including Mr. Tinley, as well as Bob Webster, Ross' Executive Vice President of Operations, Eric Musser, Ross' Chief Technology Officer and Vice President of Product Development and Support, Rick Marquardt, Ross' Senior Vice President of Worldwide Sales and Marketing, and Verome Johnston, Ross' Chief Financial Officer. These meetings focused on Ross' products and their functionalities, management capabilities, and the strategic direction for a combined entity if a merger between chinadotcom and Ross were to take place.

     On April 8, 2003, Ross engaged King & Spalding LLP to serve as its legal advisor in connection with the proposed combination.

     In early April 2003, Messrs. Tinley and Webster conducted interviews with three nationally known investment banking firms in order to begin the process of selecting a financial advisor to Ross. Each investment banking firm interviewed was asked to sign a confidentiality agreement and prepare a proposal with respect to its financial advisory services. On April 9, 2003, Ross selected Broadview International, LLC as its financial advisor. Broadview was selected based principally on its overall institutional strength, its expertise and experience with respect to transactions in the technology industry, and the individual experience of each of the members of the Broadview team.

     On April 11, 2003, the board of directors of chinadotcom met to outline a preliminary set of proposed terms for a potential business combination with Ross and a preliminary timeline for the completion of the merger process. The chinadotcom board of directors authorized management to continue discussions with Ross with respect to the proposed merger.

     Ross and chinadotcom executed a second confidentiality agreement on April 16, 2003 in order to facilitate further exchange of information in connection with a possible merger transaction. The April 16 confidentiality agreement contained an agreement by Ross that it would negotiate an acquisition transaction exclusively with chinadotcom until the earlier of May 31, 2003 or the termination of good faith discussions between Ross and chinadotcom concerning the proposed transaction. In addition, chinadotcom agreed that, until April 16, 2004, it would not take certain actions with respect to Ross, such as the solicitation of proxies with respect to, or acquisitions of, Ross securities.

     On April 22, 2003, Steven Chan, Director, Legal and Company Secretary of chinadotcom, delivered a memorandum to Ross expressing interest in a more complete relationship with Ross and identifying certain proposed terms for a transaction to be discussed and considered by the chinadotcom board of directors. Mr. Chan requested further information regarding Ross for purposes of summarizing for chinadotcom's board the potential value of an acquisition of Ross and identifying terms that would be satisfactory to Ross as a basis for further discussion. Ross provided an outline response to Mr. Chan's request on April 24, 2003.

     On April 24, 2003, Mr. Widdicombe provided a detailed update on the due diligence efforts and progress of the proposed transaction to the board of directors of chinadotcom. Mr. Chan also summarized for the board of directors some of the key legal issues related to the transaction. At that time, the chinadotcom board of directors authorized the management of chinadotcom to continue to negotiate with Ross and to sign a non-binding letter of intent within the scope substantially similar to the terms and conditions as presented to the board of directors.

     In early May 2003, chinadotcom engaged Milbank, Tweed, Hadley & McCloy LLP to serve as its legal advisor in connection with the proposed transaction.

     On May 6, 2003, at a regularly scheduled meeting, Messrs. Tinley and Webster updated the other members of Ross' board of directors on the status of discussions with chinadotcom and the proposed strategy and timeline for further discussions. At that time, the Ross board of directors approved continued discussions with chinadotcom.

     On May 8, 2003, chinadotcom delivered to Ross an initial draft of a merger agreement which contemplated a cash tender offer followed by a cash merger. The draft agreement included an indemnification arrangement pursuant to which a portion of the merger consideration would be held in escrow for a certain period of time to cover losses arising out of any breaches by Ross of representations and warranties contained in the draft agreement, a break-up fee to be paid by Ross in connection with a termination of the merger agreement in certain circumstances and several conditions to chinadotcom's obligation to complete the tender offer, such as the absence of Ross indebtedness and the maintenance by Ross of cash levels in excess of certain amounts.

     On May 9, 2003, Messrs. Tinley and Webster met with Messrs. Yip and Chan at the Intercontinental Hotel in New York City to discuss the structure and terms of a proposed acquisition. The parties also discussed current Ross employment commitments and general business concerns related to stockholder expectations, as well as the process required to finalize a business proposal.

     In a press release dated May 12, 2003, Ross and CDC Software announced that they had signed a Master Distributor Agreement pursuant to which CDC Software agreed to serve as master distributor of Ross' iRenaissance ERP software in Greater China, including China, Taiwan, Hong Kong and the territories of ASEAN, Korea, and Australia/New Zealand. The Master Distributor Agreement between CDC Software and Ross was executed independently of the ongoing discussions between chinadotcom and Ross relating to the proposed merger and was not intended by the parties to be affected by any decision on the part of chinadotcom and/or Ross as to whether or not to proceed with the possible merger transaction under discussion.

     On May 17, 2003, Raymond Ch'ien, chinadotcom's Executive Chairman, and Mr. Chan met with Messrs. Tinley, Webster, Musser and Marquardt, as well as with J. William Goodhew, an independent director of Ross, at Ross' headquarters in Atlanta to discuss the current status of negotiations as well as business objectives.

     Between May 18 and May 26, 2003, chinadotcom management polled various members of the board of directors of chinadotcom as to their viewpoints on the terms and conditions of the potential merger with Ross. As a result, on May 27, 2003, Mr. Chan notified Ross that the chinadotcom board of directors was not prepared at that time to authorize chinadotcom management to proceed with merger discussions, primarily in light of differing views between chinadotcom and Ross with respect to the nature and amount of the proposed merger consideration.

     On May 30, 2003, Mr. Tinley informed the Ross board of directors of chinadotcom's position with respect to merger discussions. The members of the Ross board expressed confidence that Ross' management team would continue to make strong progress in building the value of the business and that there was no need to consider a sale of Ross on terms any less favorable than those previously discussed with chinadotcom.

     On June 19, 2003, Mr. Yip called Mr. Tinley to inform him of a renewed interest on the part of chinadotcom to pursue a transaction with Ross. Mr. Yip requested updated presentation materials from Ross that he could incorporate into a presentation to be given to the chinadotcom board of directors, concentrating on the potential value and synergies that could be possible through a merger transaction between chinadotcom and Ross. Mr. Tinley prepared presentation materials and delivered them to Mr. Yip, and Mr. Webster briefed Mr. Widdicombe with respect to details supporting the synergies specified in the presentation.

     Between June 27 and 29, 2003, the board of directors of chinadotcom attended an off-site retreat in Sydney, Australia. The proposed merger with Ross was one of the agenda items discussed by the chinadotcom board members. The chinadotcom board members were updated on, among other things, the status of the proposed merger with Ross, the estimated cost synergies and proposed integration roadmap between the two companies, and the next steps for the proposed merger. Mr. Chan provided the chinadotcom board members with a summary of the merger process thus far and informed them that, if the parties entered into a definitive agreement with respect to the proposed merger, the parties would be required to file certain transaction and disclosure documents with the Commission.

     In a memorandum dated July 2, 2003 from Mr. Chan to Messrs. Tinley and Webster, chinadotcom outlined a revised proposal to acquire Ross. The revised proposal contemplated a stock-for-stock transaction in which Ross stockholders would receive chinadotcom stock. In response to chinadotcom's revised proposal, Mr. Tinley agreed to meet with Mr. Yip in person to negotiate further the terms of a potential agreement.

     On July 9, 2003, Mr. Tinley met with Messrs. Yip and Chan in the London office of King & Spalding LLP. The parties engaged in further discussions regarding the terms of a proposed acquisition and the consideration that would be payable to stockholders of Ross in connection with the transaction. During the meeting, Messrs. Tinley, Yip and Chan discussed the possibilities that, in a merger transaction between chinadotcom and Ross, (1) Ross common stock would be valued at $19.25 per share, of which Ross stockholders would receive up to $5.00 in cash and the balance of the consideration in chinadotcom stock; and (2) Ross would have a unilateral right to terminate the transaction agreement if chinadotcom shares were trading outside of a collared range immediately prior to the effective time of the merger. The parties further discussed the possibility that the exchange ratio used to determine the number of shares of chinadotcom stock to be received by Ross stockholders in the merger would be determined based on the 30-day average trading price for chinadotcom stock prior to the effective time of the merger. At the July 9 meeting, the parties also discussed other proposed terms, including conditions to the parties' respective obligations to complete the merger and a possible break-up fee to be paid by Ross in the event of a termination of the merger agreement in certain circumstances.

     At the July 9 meeting, the parties also discussed the extent to which it would be appropriate for chinadotcom to seek and obtain stockholder agreements from directors and other significant stockholders of Ross committing such stockholders to vote to approve the merger, and chinadotcom sought an agreement from Ross that Ross would negotiate an acquisition transaction exclusively with chinadotcom for a specified period of time. Mr. Tinley also emphasized Ross' desire to limit the closing conditions and to eliminate the indemnification arrangement that chinadotcom had proposed in the parties' prior discussions.

     On July 22, 2003, Messrs. Webster and Widdicombe continued to discuss by conference call various terms relating to the proposed acquisition, including a proposal whereby (1) the average price of chinadotcom stock would have a floor of $8.50 for purposes of determining the exchange ratio used to calculate the number of chinadotcom shares received by Ross stockholders in the merger, and Ross would have a right to terminate the transaction agreement if chinadotcom stock was trading at an average price below $8.50 immediately prior to the effective time of the merger, unless chinadotcom agreed to calculate the exchange ratio based on the actual average trading price of chinadotcom stock, and (2) Ross common stock would be valued at $19.00 per share, instead of $19.25 per share, provided that no portion of the merger consideration would be held back or placed in escrow in connection with any indemnification arrangement.

     On July 30, 2003, Mr. Tinley updated the other members of the Ross board of directors regarding the status of negotiations with chinadotcom.

     On July 31, 2003, chinadotcom delivered to Ross a revised draft of a merger agreement contemplating an acquisition by chinadotcom of Ross in a stock-for-stock transaction and containing terms reflecting the discussions between the parties held on July 9 and July 22. Later the same day, Ross and chinadotcom signed an agreement whereby Ross agreed that it would negotiate an acquisition transaction exclusively with chinadotcom until August 31, 2003 or, if earlier, the termination of good faith discussions between chinadotcom and Ross concerning the merger transaction.

     During the week of August 4, 2003, King & Spalding LLP delivered comments on the draft merger agreement and the form of stockholders' agreement to chinadotcom and had discussions by telephone with representatives of chinadotcom. Among the issues discussed were the circumstances under which a break-up fee would be payable by Ross to chinadotcom in connection with a termination of the merger agreement and the scope and substance of the conditions to the parties' respective obligations to complete the merger.

     On August 8, 2003, the chinadotcom board of directors met to review and discuss the then-current terms, timeline and filing process with respect to the proposed merger transaction. Mr. Chan briefed the board of directors on the proposed terms and conditions of the transaction, including chinadotcom's material undertakings with respect to representations, warranties and covenants, as well as Commission requirements. He also reviewed with the board members their roles and obligations in evaluating possible business combination transactions and the recommended procedures to be followed in order to satisfy their fiduciary duties as members of the board. The chinadotcom board of directors gave its unanimous approval of the proposed merger and delegated to management the authority to negotiate the final terms and conditions and execute the transaction documents pursuant to the guidelines established by the board of directors.

     On August 13, 2003, at a special meeting of Ross' board of directors, members of the Ross board discussed the ongoing negotiations with chinadotcom, the terms of the then-current draft merger agreement and stockholder agreements and the potential economic effect of the proposed transaction on Ross stockholders. At the August 13 meeting, the Ross board of directors authorized the formal engagement of Broadview as Ross' financial advisor in connection with the proposed transaction. Representatives of Broadview participated by telephone in the board's discussions on financial matters related to the proposed transaction. King & Spalding LLP reviewed with the board members their role and obligations in evaluating possible business combination transactions and the recommended procedures to be followed in order to satisfy their fiduciary duties as members of the board.

     On August 14, 2003, Mr. Widdicombe provided the chinadotcom board of directors with an update as to the progress of the merger negotiations with Ross and answered questions related to the proposed merger and underlying transaction documents. Thereafter, through September 4, 2003, chinadotcom management, particularly Mr. Yip, updated various chinadotcom board members as to the status of the proposed merger with Ross.

     On August 18, 2003, Mr. Webster notified counsel to the holder of the Ross preferred stock (after execution by such counsel of a confidentiality agreement) of the proposed transaction and the possibility that the holder of the preferred stock would be requested to sign an agreement committing such holder to vote to approve the merger.

     On August 19, 2003, Mr. Tinley notified Mr. Yip that, based on the advice of Ross' financial advisors, the 30-trading day period that the parties had discussed as a basis on which to determine the chinadotcom average price for purposes of calculating the exchange ratio was too long in light of the risk of a sharp downward trend in chinadotcom's stock price shortly prior to the effective time of the merger. Mr. Tinley instead proposed that chinadotcom's price be based on a 10-day average.

     On August 20, 2003, Ross' accountants completed their diligence review of the work papers of chinadotcom's accountants and certain other legal matters conducted in the offices of chinadotcom's accountants in Hong Kong. The due diligence report of Ross' accountants was distributed to the members of the Ross board of directors for their review and consideration.

     Also on August 20, 2003, a special meeting of the Ross board of directors was held. At that meeting, Mr. Tinley described the then current state of negotiations with chinadotcom. Representatives of King & Spalding LLP and Broadview summarized the basic terms of the then-current draft merger agreement and stockholders agreements. Representatives of Broadview made a detailed presentation of their financial analysis with respect to chinadotcom and Ross. The Ross board of directors discussed the Broadview presentation and asked questions about the assumptions, analysis and factors contained in the presentation. The Ross board of directors unanimously authorized Messrs. Tinley and Webster to continue negotiations and report back to the board as appropriate.

     Also on August 20, 2003, Mr. Yip responded favorably to Mr. Tinley's proposal of August 19 regarding the use of an average 10-day trading price for chinadotcom stock for purposes of determining the number of shares of chinadotcom stock to be issued to Ross stockholders in the merger. Further, Mr. Yip proposed that the exchange ratio be determined based on that 10-day average, so long as chinadotcom stock remained in a trading range between $8.50 and $10.50. As a result, pursuant to Mr. Yip's proposal, the per share merger consideration would consist of $5.00 in cash and a fixed value of $14.00 of chinadotcom stock if chinadotcom stock remained in a trading range (based on a 10-day average) of $8.50 to $10.50 per share. Ross would retain its termination right if the 10-day trading average of chinadotcom stock dropped below $8.50, unless chinadotcom agreed to calculate the exchange ratio based on the actual average 10-day trading price of chinadotcom stock. Alternatively, the exchange ratio would be fixed based on a chinadotcom price per share of $10.50 if the 10-day trading average of chinadotcom stock was trading above that range.

     On August 25, 2003, the Ross board of directors convened a meeting by telephone with Broadview and King & Spalding LLP. King & Spalding LLP reviewed again with the members of the Ross board their duties when considering possible business combination transactions. King & Spalding LLP also reviewed with the Ross board the then-current terms of the draft merger agreement, including the structure of the transaction, the scope of Ross' representations and warranties and the scope of the conditions to the parties' respective obligations to complete the transaction. Specifically, King & Spalding LLP reviewed certain provisions contained in the draft merger agreement that were favorable to Ross, including a "fiduciary out" that would allow the Ross board of directors to engage in discussions or provide information to third parties, or to withdraw or modify its recommendation that the Ross stockholders approve the merger, in the event of a higher competing offer meeting certain criteria. King & Spalding LLP also reviewed the circumstances under which Ross would be obligated, upon a termination of the merger agreement, to pay a break-up fee to chinadotcom, including a termination by Ross based on the good faith determination by the Ross board, in the exercise of its fiduciary duties, that such termination is in the best interests of the Ross stockholders and necessary in order to enter into an agreement with respect to a superior acquisition proposal and a termination by chinadotcom based on the withdrawal or modification by the Ross board of directors of its approval or recommendation of the merger agreement or the merger, followed by the entry into or completion by Ross of another acquisition proposal within 12 months after such termination.

     At the August 25 meeting, Broadview summarized the revised financial terms of the then-current draft merger agreement and reviewed its updated analysis and conclusions. Broadview provided the Ross board of directors with an oral opinion that the merger consideration was fair, from a financial point of view, to the holders of Ross common stock. The Ross board of directors unanimously authorized Messrs. Tinley and Webster to continue to work toward finalizing the definitive agreements in connection with the proposed transaction.

     During the period from August 25 to September 3, 2003, Ross completed its due diligence review with respect to certain financial, legal and operational information regarding chinadotcom, chinadotcom completed its due diligence review with respect to certain financial, legal and operating information regarding Ross and chinadotcom and Ross finalized the merger agreement and the other agreements related to the merger.

     On September 3, 2003, the Ross board of directors convened by telephone to review the terms of the final drafts of transaction documents related to the merger.

     On September 4, 2003, pursuant to the chinadotcom board's direction with respect to its approval of the merger on August 8, 2003, Mr. Widdicombe circulated final drafts of the transaction documents to the chinadotcom board.

     On September 4, 2003, before the open of trading on the Nasdaq National Market, the Ross board unanimously approved and declared advisable the merger and the merger agreement and resolved to recommend that Ross' stockholders approve the merger in accordance with the provisions of the merger agreement. Broadview confirmed in writing its oral opinion that, as of September 4, 2003, the merger consideration was fair, from a financial point of view, to the holders of Ross common stock.

     Also on September 4, before the open of trading on the Nasdaq National Market, Ross and chinadotcom executed the merger agreement, the stockholder agreements and the preferred stockholder agreement and issued a press release announcing their entry into the agreements relating to the merger.

     The merger agreement as signed contemplated that the parties would explore whether the transaction could be effected as a tax-free organization. Between September 4, 2003 and October 2, 2003, the parties and their counsel examined this issue, but concluded that given the complexities associated with attempting to effect the transactions as a tax-free reorganization, as well as certain potential adverse consequences associated with effecting the transaction on that basis, it was in the best interests of Ross and its stockholders to effect the transaction as a taxable transaction.

     Accordingly, on October 3, 2003, chinadotcom, CDC Software Holdings and Ross executed an amendment to the merger agreement removing the obligations of the parties to use their reasonable best efforts to cause the merger to qualify as a tax-free reorganization and removing chinadotcom's obligation to cause its outside counsel to deliver an opinion to Ross and its stockholders relating to a tax-free reorganization.

CHINADOTCOM'S REASONS FOR THE MERGER

     On August 8, 2003, chinadotcom's board of directors approved the principal terms and conditions of the merger agreement, the issuance of chinadotcom common shares and cash as consideration in the merger, and the other transactions contemplated by the merger agreement.

     chinadotcom's board of directors believes that the acquisition of Ross, together with the acquisition of a 51% interest in IMI in early September 2003, represents significant steps to becoming a leading China-based software company with global presence and will allow chinadotcom to combine the vertical strengths of Ross in process manufacturing and IMI in supply chain management. chinadotcom's board of directors approved the acquisition of Ross as part of chinadotcom's strategy to move up the value curve in the software services and product areas, as the merger increases chinadotcom's intellectual property asset base. Through the merger, chinadotcom is continuing its drive to establish partnerships with software vendors, as well as broaden its overall software product offering in the areas of enterprise solutions and integration. The merger will also help to diversify chinadotcom's business risk through bringing in a sizable recurring revenue base with over 1,000 active customers globally, increase the range of quality proprietary manufacturing focused software products with strong potential for Greater China, and increase its future revenue streams and profitability through cross selling and cost reduction via synergies.

     chinadotcom and its board of directors believe that the acquisition of Ross represents an attractive and earnings-accretive transaction. chinadotcom's board of directors believe the Ross management team will bring in-depth industry expertise to chinadotcom's wholly owned software unit, CDC Software, especially for the U.S. and European markets. CDC Software and Ross already have entered into a master distribution agreement for Greater China and the Asia-Pacific region, and the merger will further strengthen that relationship and help realize greater potential between Ross and chinadotcom.

     chinadotcom's board of directors believes that the merger will:

     - allow chinadotcom to satisfy the increasing demand for process manufacturing software that meets global standards, as China is becoming an increasingly important manufacturing base for multinationals and domestic exporters since its accession into the World Trade Organization;

     - provide meaningful and realistic business synergies to be developed within CDC Software by cross training the enlarged global consulting network formed by the combination of Ross, IMI, and CDC Outsourcing in chinadotcom's combined portfolio of products and software suites;

     - allow chinadotcom to take advantage of the global trend of companies looking to outsource to China by positioning chinadotcom's own CMM-certified China-based software development center's capabilities as an outsourcing conduit for economical and high quality software development for the enlarged customer base of chinadotcom's acquired companies to realize additional cost savings;

     - allow chinadotcom to provide complementary software product offerings in the process manufacturing and supply chain management sectors, as well as broaden chinadotcom's overall software product offerings in the United States, Europe and the Asia-Pacific region;

     - lead to the development of new sales growth for chinadotcom throughout mainland China and the Asia-Pacific region by offering Ross' core products in those markets, and increase Asian sales as a percentage of Ross' total sales mix;

     - complement chinadotcom's geographic coverage and strengthen chinadotcom's sales and distribution network globally, given chinadotcom's existing profile in the Asia-Pacific region and mainland China, and Ross' traditional base in the United States and presence in Europe; and

     - help to increase chinadotcom's overall gross and operating margins and strengthen the percentage of recurrent revenues.

     chinadotcom believes that the merger is a key step in the execution of its strategic plan. It seeks, through selective acquisitions and investments, to extend the breadth of its enterprise applications suite to provide more complete solutions demanded by the company's enterprise software customers. chinadotcom believes that its overall product offering and market position are enhanced by owning, rather than licensing or only distributing, enterprise software products targeted at mid-market manufacturers. chinadotcom believes the products and know-how it will acquire as a result of the merger will lead to the joint development of products between Ross, IMI and CDC Software, and through CDC Outsourcing, provide outsourced solutions beyond the scope of just these companies' core products which will deliver accretive benefits for chinadotcom. chinadotcom expects to significantly reduce or eliminate expenses associated with

Ross operating independently as a public company, including legal, accounting, investor relations and insurance expense.

     The foregoing discussion of the information and factors considered by the chinadotcom board of directors is not intended to be exhaustive, but includes the material factors considered by the chinadotcom board. In view of the complexity and wide variety of factors considered by the chinadotcom board of directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the chinadotcom board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the chinadotcom board of directors conducted an overall analysis of the factors described above, including discussions with chinadotcom's management and legal advisors.

ROSS' REASONS FOR THE MERGER

     Ross' board of directors has determined that the merger agreement and the merger are fair to and in the best interest of Ross and the Ross stockholders and has unanimously approved and declared advisable the merger agreement and the merger. Ross' board unanimously recommends that the Ross stockholders vote "FOR" the proposal to adopt and approve the merger agreement and the merger at the annual meeting.

     Ross' board of directors consulted with senior management and Ross' financial and legal advisors and considered a number of factors in reaching its decision to approve and declare advisable the merger agreement and the merger and recommend that Ross stockholders vote "FOR" the adoption and approval of the merger agreement and merger. Among the factors considered by the Ross board in its deliberations were the following:

     - the potential for the merger to facilitate Ross' expansion into Asian and other markets where chinadotcom has a presence and to provide Ross with economies of scale in its software development process;

     - cost reductions and operating efficiencies that may be realized by Ross as a result of outsourcing certain software development activities to other companies in the chinadotcom group, which, if realized, would improve Ross' competitive position;

     - chinadotcom's anticipation that it will operate Ross as a separate entity within the chinadotcom group and provide Ross with access to additional capital;

     - current industry, economic and market conditions, including the potential for further consolidation within Ross' industry;

     - historical market prices and trading information with respect to chinadotcom common shares and Ross common stock;

     - the merger consideration, which represented an approximate 9.9% premium over the closing price per share of Ross' common stock on September 3, 2003, the last trading day before the public announcement of the signing of the merger agreement, and an approximate 18.4% premium over the closing price per share of Ross' common stock on August 1, 2003, which is the date 20 trading days before the public announcement;

     - the likelihood of an alternative transaction and Ross' prospects if it were to continue as an independent company;


     - the financial presentation by Broadview, including its opinion as to the fairness from a financial point of view of the merger consideration to be received by the Ross stockholders, as described more fully below under the heading "Opinion of Financial Advisor to Ross' Board of Directors" beginning on page 71;


     - the terms and conditions of the merger agreement, including the closing conditions, and the terms and conditions of the preferred stockholder agreement and the stockholder agreements;

     - the ability of the Ross board to enter into discussions with another party in response to an unsolicited superior offer if the Ross board believes in good faith, after consultation with its legal counsel, that not doing so would not be in the best interests of Ross' stockholders; and

     - the expectation that the merger could be completed in a reasonable timeframe.

     Ross' board also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

     - the risks that the potential benefits sought in the merger might not be fully realized;

     - the possibility that the merger might not be completed and the potential adverse effects of the public announcement of the merger on Ross' ability to attract and retain key employees, including management, sales, marketing, software developers and technical personnel;

     - the U.S. federal income tax consequences of the merger to Ross stockholders;

     - the potential disruption of Ross' business that might result from employee and customer uncertainty and lack of focus following the public announcement of the merger;

     - the risk that, despite the efforts of chinadotcom and Ross, key employees, including management, sales, marketing and technical personnel, might not remain employees of Ross following the completing of the merger;

     - the requirement that Ross pay chinadotcom a break-up fee of $1,350,000, and/or reimburse chinadotcom up to a maximum of $750,000 for chinadotcom's fees and expenses in connection with the merger, if the merger is terminated under specified circumstances;

     - the restrictions on Ross imposed by the merger agreement and the potential business opportunities that might be foregone due to these restrictions or the pendency of the merger generally;


     - the fact that some officers and directors of Ross may have interests in the merger that are different from, or in addition to the interests of Ross stockholders generally, including the matters described under the heading "Interests of Ross Directors and Officers in the Merger" beginning on page 79; and



     - the risks of holding chinadotcom common shares, many of which are identified under the heading "Risk Factors -- Risks Relating to the Merger" beginning on page 18, including the risks related to chinadotcom's status as a "passive foreign investment company" under the Code.


     The above discussion is not intended to be exhaustive of all factors considered by the Ross board of directors, but does set forth material positive and negative factors considered by the Ross board. On September 4, 2003, the Ross board unanimously approved and declared advisable the merger agreement and the merger and recommended the adoption and approval of the merger agreement and the merger in light of the various factors described above and other factors that each such member of the Ross board of directors felt were appropriate. In view of the wide variety of factors considered by the Ross board in connection with its evaluation of the merger and the complexity of these matters, the Ross board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision.

RECOMMENDATION OF ROSS' BOARD OF DIRECTORS

     After careful consideration, Ross' board of directors, on September 4, 2003, unanimously approved and declared advisable the merger agreement and the merger. The board of directors of Ross unanimously recommends that the Ross stockholders vote "FOR" the proposal to adopt and approve the merger agreement and the merger at the Ross annual meeting.

OPINION OF FINANCIAL ADVISOR TO ROSS' BOARD OF DIRECTORS

     Pursuant to a letter agreement dated as of August 14, 2003 and executed on August 14, 2003, Broadview was engaged to provide a fairness opinion to the board of directors of Ross. Broadview focuses on providing merger and acquisition advisory services to information technology, communications, healthcare technology and media companies. In this capacity, Broadview is continually engaged in valuing these businesses and maintains an extensive database of information technology, communications, healthcare technology and media mergers and acquisitions for comparative purposes. Broadview presented an oral opinion to the Ross board on August 25, 2003, that as of such date, based upon and subject to the various factors and assumptions described in the Broadview opinion, the per share merger consideration to be received by holders of Ross common stock (including stockholders holding Ross common stock as a result of the conversion of Ross preferred stock) under the then-current draft of the definitive merger agreement was fair, from a financial point of view, to such holders. On September 4, 2003, Broadview delivered a written opinion, based upon its review of the final draft of the definitive merger agreement, confirming, as of September 4, 2003, their opinion that the merger consideration to be received by holders of Ross common stock was fair, from a financial point of view to such holders. Other than the retention of Broadview in connection with the delivery of the fairness opinion, there is no material relationship between Ross and Broadview, and there has been no material relationship between these parties at any time during the two years prior to the date of this proxy statement/prospectus.

     Broadview's September 4, 2003 fairness opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Annex D to this proxy statement/prospectus. Ross stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the board of directors of Ross and addresses only the fairness of the merger consideration from a financial point of view to holders of Ross common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger consideration and does not constitute a recommendation to any Ross stockholder as to how to vote at the Ross annual meeting. The summary of the Broadview opinion set forth in this proxy statement/prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

     In rendering its opinion, Broadview, among other things:

     - reviewed the terms of the draft definitive merger agreement furnished to Broadview by legal counsel to Ross on September 4, 2003;

     - reviewed certain publicly available financial statements and other information with respect to Ross;

     - reviewed certain internal financial and operating information, including certain projections for Ross prepared and provided to Broadview by Ross management;

     - participated in discussions with Ross' management concerning the operations, business strategy, current financial performance and prospects for Ross;

     - discussed with Ross' management its view of the strategic rationale for the merger consideration;

     - reviewed recent reported closing prices and trading activity for Ross common stock;

     - compared certain aspects of the financial performance of Ross with other comparable public companies;

     - analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

     - reviewed recent equity research analyst reports covering Ross;

     - reviewed certain publicly available financial statements and other information with respect to chinadotcom;

     - reviewed certain internal financial and operating information, including certain projections for chinadotcom prepared and provided to Broadview by chinadotcom's management;

     - reviewed recent reported closing prices and trading activity for chinadotcom's common shares;

     - participated in discussions with chinadotcom's management concerning the operations, business strategy, current financial performance and prospects for chinadotcom;

     - discussed with chinadotcom's management its view of the strategic rationale for the merger consideration;

     - compared certain aspects of the financial performance of chinadotcom with other comparable public companies;

     - analyzed the anticipated effect of the merger on the future financial performance of the consolidated entity;

     - reviewed recent equity research analyst reports covering chinadotcom; and

     - conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

     In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the definitive merger agreement, that was publicly available or furnished to Broadview by Ross, chinadotcom or their respective advisors. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Ross and chinadotcom as to the future performance of Ross and chinadotcom, respectively. Broadview's opinion does not address the financial impact of any of the potential acquisitions that chinadotcom has confidentially disclosed to Broadview that it is considering. Broadview did not make or take into account any independent appraisal of any of Ross' or chinadotcom's assets. In addition, Broadview expressed no opinion as to the price at which chinadotcom common shares will trade at any time or as to the tax consequences of the merger to Ross or any of its stockholders.

     Broadview did not make or obtain any independent appraisal or valuation of any of the assets of Ross or any its subsidiaries. Broadview's fairness opinion is necessarily based upon market, economic, financial and other conditions as they existed and could have been evaluated as of the date of the opinion, and any change in such conditions would require a reevaluation of the opinion.

     The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering its opinion. These analyses were presented to the board of directors of Ross at its meeting on August 25, 2003, with updated documentation delivered to the Ross board on September 4, 2003. This summary includes the financial analysis used by Broadview and deemed by Broadview to be material, but does not purport to be a complete description of analysis performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analysis considered. This summary of financial analysis includes information presented in tabular format. In order to fully understand the financial analysis used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis.

 ROSS STOCK PERFORMANCE ANALYSIS

     Broadview compared the recent stock performance of Ross with that of the NASDAQ Composite and Ross Comparable Index. The Ross Comparable Index is comprised of public companies that Broadview deemed comparable to Ross. Broadview selected profitable companies competing in the North American middle market ERP software industry with trailing twelve month, or TTM, revenue between $40 million and $500 million. The Ross Comparable Index consists of the following companies: Epicor Software Corporation, MAPICS, Inc., QAD, Inc., American Software, Inc. and GEAC Computer Corporation Ltd.

 PUBLIC COMPANY COMPARABLES ANALYSIS

     Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Ross with publicly available information for the public companies comprising the Ross Comparable Index. For this analysis, as well as other aspects of Broadview's financial analysis, Broadview examined publicly available information.

     The following table presents, as of September 3, 2003, the median multiples and the range of multiples for the Ross Comparable Index of total market capitalization, or TMC (which is defined as equity market capitalization plus total debt minus cash and cash equivalents), divided by selected operating metrics:

                                                              MEDIAN
                                                             MULTIPLE   RANGE OF MULTIPLES
                                                             --------   ------------------
TTM TMC/R..................................................    1.27x      0.53x -  2.79x
LQA TMC/R..................................................    1.24x      0.55x -  2.70x
Projected 12/31/03 TMC/R...................................    1.22x      0.54x -  2.60x
Projected 12/31/04 TMC/R...................................    1.08x      0.50x -  2.30x
TTM TMC/EBIT...............................................   17.63x      3.11x - 50.04x
Projected 12/31/03 TMC/EBIT................................   11.65x      3.49x - 18.97x
Projected 12/31/04 TMC/EBIT................................   12.42x      3.39x - 12.52x
TTM P/E....................................................   22.52x      6.11x - 54.36x
Projected 12/31/03 P/E.....................................   25.23x      7.21x - 43.33x
Projected 12/31/04 P/E.....................................   19.53x      7.50x - 22.75x

     These comparables imply the following medians and ranges for per share value:

                                                     MEDIAN IMPLIED
                                                         VALUE        RANGE OF IMPLIED VALUES
                                                     --------------   -----------------------
TTM TMC/R..........................................      $19.91           $ 9.37 - $41.68
LQA TMC/R..........................................      $20.77           $10.23 - $43.25
Projected 12/31/03 TMC/R...........................      $20.13           $ 9.82 - $41.02
Projected 12/31/04 TMC/R...........................      $20.37           $10.31 - $41.32
TTM TMC/EBIT.......................................      $26.89           $ 6.18 - $73.16
Projected 12/31/03 TMC/EBIT........................      $17.00           $ 6.31 - $26.59
Projected 12/31/04 TMC/EBIT........................      $22.70           $ 7.46 - $22.88
TTM P/E............................................      $27.71           $ 7.52 - $66.90
Projected 12/31/03 P/E.............................      $27.50           $ 6.66 - $47.23
Projected 12/31/04 P/E.............................      $28.78           $11.05 - $33.52

     No company utilized in the public company comparables analysis as a comparison to Ross is identical to Ross. In evaluating the comparables, Broadview made numerous assumptions with respect to the North American middle market ERP software industry performance and general economic conditions, many of which are beyond the control of Ross. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

 TRANSACTION COMPARABLES ANALYSIS

     Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. A group of companies involved in recent transactions are comparable to Ross based on market focus, business model and size.

Broadview reviewed ten comparable merger and acquisition transactions announced from January 1, 2002 through September 3, 2003 involving sellers in the middle market ERP software industry with TTM revenue between $10 million and $300 million, from a financial point of view. For this analysis, as well as other aspects of Broadview's financial analysis, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication, healthcare technology and media industries. These transactions consisted of the acquisitions of:

     (1)  Eclipse, Inc. by Intuit, Inc.;

     (2)  Timberline Software Corporation by The Sage Group plc (Best Software);

     (3)  Infinium Software, Inc. by SSA Global Technologies, Inc.;

     (4) Prophet 21, Inc. by Thoma Cressey Equity Partners, Inc. & LLR Partners, Inc.;

     (5)  ROI Systems, Inc. by Epicor Software Corporation;

     (6)  Deltek Systems, Inc. by deLaski Family (Management Buyout);

     (7)  Kewill Systems plc, (ERP Division) by Exact Holding N.V.;

     (8)  Frontstep, Inc. by MAPICS, Inc.;

     (9)  Invensys plc (Baan Company N.V.) by SSA Global Technologies, Inc.; and

     (10) Made2Manage Systems, Inc. by Battery Ventures Holding Corporation.

     The following table presents, as of September 3, 2003, the median multiple and the range of multiples of adjusted price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue and seller's earnings before interest and taxes, or EBIT in the last reported twelve months prior to acquisition for the transactions listed above:

     These comparables exhibit the following median and range for the applicable multiple:

                                                        MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                        ---------------   ------------------
P/R...................................................       0.88x          0.46x -  1.89x
P/EBIT................................................       9.46x          6.14x - 27.96x

     The following table presents, as of September 3, 2003, the median implied value and the range of implied values of Ross, calculated by multiplying the multiples shown above by the appropriate Ross operating metric for the twelve months ended June 30, 2003. These comparables imply the following median and range for per share value:

                                                MEDIAN IMPLIED VALUE   RANGE OF IMPLIED VALUES
                                                --------------------   -----------------------
P/R...........................................         $14.30              $ 8.35 - $28.77
P/EBIT........................................         $15.24              $10.50 - $41.64

     No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the middle market ERP software industry's performance and general economic conditions, many of which are beyond the control of Ross or chinadotcom. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

  TRANSACTION PREMIUMS PAID ANALYSIS

     Broadview considered the premiums paid above a seller's share price in order to determine the additional value that strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving publicly-held software companies. Broadview selected these transactions from its proprietary database by choosing transactions since January 1, 2001 with an equity purchase price between $10 million and $100 million. These transactions consisted of the acquisitions of:

     (1)  Credit Management Solutions, Inc. by The First American Corporation;

     (2)  Wasatch Interactive Learning Corporation by PLATO Learning, Inc.;

     (3)  Starbase Corporation by Borland Software Corporation;

     (4) INTERLINQ Software Corporation by John H. Harland Company (Harland Financial Solutions, Inc.);

     (5)  eshare communications, Inc. by divine, Inc.;

     (6)  Liquent, Inc. by Information Holdings, Inc.;

     (7)  NetGenesis Corporation by SPSS, Inc.;

     (8)  Eprise Corporation by divine, Inc.;

     (9)  NetSpeak Corporation by Adir Technologies, Inc.;

     (10) Applied Terravision Systems, Inc. by COGNICASE, Inc.;

     (11) Landmark Systems Corporation by Allen Systems Group, Inc.;

     (12) Crosskeys Systems Corporation by Orchestream Holdings PLC;

     (13) Exigent International, Inc. by Harris Corporation;

     (14) Fourth Shift Corporation by AremisSoft Corporation;

     (15) Extensity, Inc. by GEAC Computer Corporation, Ltd.;

     (16) SignalSoft Corporation by Openwave Systems, Inc.;

     (17) Ecometry Corporation by SG Merger Corporation;

     (18) Micrografx, Inc. by Corel Corporation;

     (19) Ezenet Corporation by COGNICASE Inc.;

     (20) Prophet 21, Inc. by Thoma Cressey Equity Partners, Inc. and LLR Partners, Inc.;

     (21) Centrinity, Inc. by Open Text Corporation;

     (22) T/R Systems, Inc. by Electronics For Imaging, Inc.;

     (23) Mediaplex, Inc. by ValueClick, Inc.;

     (24) eXcelon Corporation by Progress Software Corporation;

     (25) AvantGo, Inc. by Sybase, Inc.;

     (26) Infinium Software, Inc. by SSA Global Technologies, Inc.;

     (27) SoftQuad Software, Ltd. by Corel Corporation;

     (28) Vicinity Corporation by Microsoft Corporation;

     (29) TCSI Corporation by Rocket Software, Inc.;

     (30) EXE Technologies, Inc. by SSA Global Technologies, Inc.;

     (31) InfoInterActive, Inc. by AOL Time Warner, Inc.;

     (32) Deltek Systems, Inc. by deLaski Family (Management Buyout);

     (33) MessageMedia, Inc. by DoubleClick, Inc.;

     (34) Comshare, Incorporated by GEAC Computer Corporation Ltd.;

     (35) Made2Manage Systems, Inc. by Battery Ventures Holding Corporation;

     (36) Eagle Point Software Corporation by JB Acquisitions, LLC;

     (37) Corel Corporation by Vector Capital Corporation;

     (38) Alysis Technologies, Inc. by Pitney Bowes, Inc.;

     (39) Elevon, Inc. by SSA Global Technologies, Inc.;

     (40) Valicert, Inc. by Tumbleweed Communications Corporation;

     (41) Virage, Inc. by Autonomy Corporation plc;

     (42) Triple G Systems Group, Inc. by General Electric Company (GE Medical Systems Information Technologies);

     (43) Momentum Business Applications, Inc. by PeopleSoft, Inc.;

     (44) Prime Response, Inc. by Chordiant Software, Inc.;

     (45) Dynamic Healthcare Technologies, Inc. by Cerner Corporation;

     (46) Open Market, Inc. by divine, Inc.;

     (47) FrontStep, Inc. by MAPICS, Inc.;

     (48) Delano Technology Corporation by divine, inc.;

     (49) MGI Software Corporation by Roxio, Inc.;

     (50) CUseeMe Networks, Inc. by First Virtual Communications, Inc.; and

     (51) MedPlus, Inc. by Quest Diagnostics, Inc.

     The following table presents, as of September 3, 2003, the median premium and the range of premiums for these transactions, calculated by dividing:

          (1) the offer price per share minus the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

          (2) the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction:

                                                     MEDIAN PREMIUM   RANGE OF PREMIUMS
                                                     --------------   -----------------
Premium Paid to Seller's Stock Price 1 Trading Day
  Prior to Announcement............................       41.0%        (7.5)% - 243.7%
Premium Paid to Seller's Stock Price 20 Trading
  Days Prior to Announcement.......................       51.2%       (38.5)% - 433.2%

     The following table presents the median implied value and the range of implied values of Ross' stock, calculated by using the premiums shown above and Ross' share price twenty trading days and one trading day prior to September 3, 2003:

                                                MEDIAN IMPLIED VALUE   RANGE OF IMPLIED VALUES
                                                --------------------   -----------------------
Premium Paid to Seller's Stock Price 1 Trading
  Day Prior to Announcement...................         $24.37              $15.99 - $59.43
Premium Paid to Seller's Stock Price 20
  Trading Days Prior to Announcement..........         $24.27              $ 9.88 - $85.59

     No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the software industry's performance and general economic conditions, many of which are beyond the control of Ross or chinadotcom. Mathematical analysis, such as determining the average, median or range is not in itself a meaningful method of using comparable transaction data.

  DISCOUNTED CASH FLOW VALUATION ANALYSIS

     Broadview examined the value of Ross based on projected free cash flow estimates, derived from discussions with management, on a standalone basis. The free cash flow estimates were generated by applying financial projections from June 30, 2004 through June 30, 2007. A range of terminal values at June 30, 2007 was determined by ascribing terminal growth rates, which ranged from 2.0% to 4.0%, to the annual free cash flow for the twelve months ending June 30, 2007. Broadview calculated a discount rate of 16.09% based on the Capital Asset Pricing Model, or CAPM, using the calculated median capital-structure adjusted beta for the public company comparables, adjusting by a market risk premium of 7.8% and then adding a small company premium of 3.5%.

     Based on a range of terminal growth rates, Broadview calculated values ranging from $18.41 to $20.36 per share with a median implied equity value of $19.31 per share, calculated using a discount rate of 16.09% and a terminal growth rate of 3.0%.

  RELATIVE SHARE PRICE ANALYSIS

     Broadview considered the relative value that public equity markets have placed on chinadotcom and Ross common stock from September 3, 2002 through September 3, 2003. For comparative purposes, the implied historical relative share price was examined in contrast with an exchange ratio derived from a $19.00 stock transaction. Based on this analysis the historical relative share price has ranged from 1.093 to 4.762 with an average of 2.971.

     Broadview also measured the number of chinadotcom common shares that could be exchanged for $14 from September 3, 2002 through September 3, 2003. Based on this analysis this figure has ranged from 0.968 shares to 7.330 shares with an average of 4.081 shares.

  RELATIVE CONTRIBUTION ANALYSIS

     Broadview examined the relative contribution of Ross to chinadotcom for a number of historical and projected operating metrics. In this analysis, projected figures for chinadotcom and Ross are derived from respective managements' estimates.

     The following reflects the relative contribution of chinadotcom and Ross, respectively.

                                                              CHINADOTCOM   ROSS
                                                              -----------   -----
TTM Revenue.................................................     56.5%       43.5%
TTM EBIT....................................................       NM       100.0%
TTM Net Income..............................................     21.3%       78.7%
Projected 12/31/03 Revenue..................................     63.2%       36.8%
Projected 12/31/03 EBIT.....................................     51.9%       48.1%
Projected 12/31/03 Net Income...............................     79.8%       20.2%
Projected 12/31/04 Revenue..................................     73.0%       27.0%
Projected 12/31/04 EBIT.....................................     89.3%       10.7%
Projected 12/31/04 Net Income...............................     90.2%        9.8%

  CHINADOTCOM STOCK PERFORMANCE ANALYSIS AND CHINADOTCOM PUBLIC COMPANY COMPARABLES ANALYSIS

     Broadview compared the recent stock performance of chinadotcom with that of the NASDAQ Composite and chinadotcom Comparable Indices. The chinadotcom Comparable Indices are comprised of public companies that Broadview deemed comparable to chinadotcom. Broadview selected companies competing in the China-focused portal industry, consumer wireless services industry and government-focused services industry with less than $350 million in revenue and companies competing in the North American ERP software industry with revenues between $40 million and $500 million and positive net income. The China-focused portal comparable index consists of the following companies:
NetEase.com, Inc., Sohu.com Inc. and SINA Corporation. The consumer wireless services comparable index consists of the following companies: InfoSpace, Inc., Metro One Telecommunications, Inc., and 724 Solutions Inc. The government focused services comparables index consists of the following companies: PEC Solutions, Inc., MTC Technologies, Inc, Tier Technologies, Inc., Dynamics Research Corporation and Dyntek, Inc. The profitable North American ERP software comparable index consists of the following companies: Epicor Software Corporation, MAPICS, Inc., QAD, Inc., Ross, American Software, Inc. and GEAC Computer Corporation Ltd.

     Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of chinadotcom with publicly available information for public companies comprising the chinadotcom Comparable Indices. For this analysis, as well as other aspects of Broadview's financial analysis, Broadview examined publicly available information.

 PRO FORMA COMBINATION ANALYSES

     Broadview calculated the EPS accretion or dilution of the pro forma combined entity taking into consideration various financial effects, which will result from a consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by chinadotcom's and Ross' management. Broadview examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario, the pro forma purchase model indicates earnings per share accretion of $0.01 for the fiscal year ending December 31, 2003 and accretion of $0.02 for the fiscal year ending December 31, 2004.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of the various aspects of its analysis as a whole and did not attribute any particular weight to any particular aspect of its analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analysis, without considering all of the various aspects of its analysis, would create an incomplete view of the process underlying its opinion.

     In performing its analysis, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Ross or chinadotcom. The analysis performed by Broadview is not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analysis. The consideration to be received by Ross stockholders pursuant to the definitive merger agreement and other terms of the definitive merger agreement were determined through arm's length negotiations between Ross and chinadotcom, and were approved by the board of directors of Ross. Broadview did not recommend any specific consideration to the board of directors or suggest that any specific consideration constituted the only appropriate consideration for the merger consideration. In addition, Broadview's opinion and presentation to Ross' board of directors was one of many factors taken into consideration by the Ross board in making its decision to approve the merger transaction. Consequently, the Broadview analysis as described above should not be viewed as determinative of the opinion of the Ross board with respect to the value of Ross or of whether the Ross board would have been willing to agree to a different merger consideration.

  FEES

     Pursuant to a letter agreement between Ross and Broadview, Ross paid a $100,000 engagement fee to Broadview at the time the parties entered into the letter agreement and an additional $150,000 upon delivery of the fairness opinion. In addition, Ross has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, up to a maximum of $12,000, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Ross and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between the Ross board and Broadview, and the Ross board was aware of the nature of the fee arrangement.

INTERESTS OF ROSS DIRECTORS AND OFFICERS IN THE MERGER

     Certain officers and directors of Ross may have interests in the merger that are different from, or in addition to, the interests of Ross stockholders generally.


     As described in detail below, there are substantial financial interests to be conveyed to certain executive officers of Ross in connection with the merger. For example, Ross stock options and restricted stock held by Messrs. Tinley and Webster will vest as a result of the merger, and Messrs. Tinley and Webster have entered into Transition and Stock Vesting Agreements among Ross, chinadotcom and CDC Software Holdings, certain terms of which are described below under the heading "-- Transition and Stock Vesting Agreements." Additionally, the in-the-money Ross stock options held by all executive officers of Ross other than Messrs. Tinley and Webster will become chinadotcom stock options in the merger. It is expected that Messrs. Tinley and Webster will enter into new employment agreements with Ross that will become effective when the merger is completed, under which they will continue to have senior management positions with Ross, operating as a chinadotcom subsidiary. Certain terms of these employment agreements are summarized below. The merger will result in the accelerated vesting of unvested employee stock options with an exercise price greater than $19.00, with these options becoming exercisable at the time of closing of the merger, immediately after which they will expire. Ross employee stock options with an exercise price greater than $19.00 that are already vested can be exercised any time up until the closing, when they will expire. However, if at the time of exercise Ross common stock is trading at $19.00 or less, these options would be "out of the money," would have no value, and presumably would not be exercised. In-the-money stock options will not be subject to accelerated vesting except for those held by Messrs. Tinley and Webster. In the merger, in-the-money Ross stock options, other than those held by Messrs. Tinley and Webster, will be replaced with options to acquire chinadotcom common shares. Following the merger, chinadotcom has agreed that the surviving corporation will continue to honor all indemnification agreements between Ross and its directors and officers, and, subject to specified cost restrictions, maintain directors' and officers' insurance for a five-year period following completion of the merger. This directors' and officers' insurance will cover the directors and officers of Ross with respect to events occurring before completion of the merger. The provisions of the merger agreement describing indemnification and insurance of Ross directors and officers are described below under the heading "The Merger Agreement -- Indemnification; Directors' and Officers' Insurance" beginning on page 93.



     Executive officers and directors of Ross hold shares of Ross common stock and stock options to acquire shares of Ross common stock. Such interests are described under the heading "The Ross Annual Meeting -- Record Date, Voting Securities and Share Ownership of Principal Stockholders and Management" beginning on page 53. Messrs. Tinley, Webster and Johnston have entered into stockholder agreements with chinadotcom whereby such executives agreed, among other things, to vote the Ross common stock owned by them in favor of the merger and to grant chinadotcom a proxy with respect to the voting of their shares of Ross common stock in connection with the merger and certain related matters, subject to certain terms and conditions. The material terms of these stockholder agreements are described under the heading "Agreements Related to the Merger -- Stockholder Agreements" beginning on page 97.


     Ross' board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

  TRANSITION AND STOCK VESTING AGREEMENTS

     Messrs. Tinley and Webster each have entered into a Transition and Stock Vesting Agreement with Ross, chinadotcom and CDC Software Holdings. Under the terms of these agreements, all unvested stock options with an exercise price of $19.00 or less held by these executives will accelerate at the effective time of the merger, and each executive will terminate such stock options and enter into a new employment agreement with Ross, operating as a subsidiary of chinadotcom, upon the completion of the merger. In return, chinadotcom will make a one-time special grant of chinadotcom common shares and a one-time special grant of chinadotcom restricted shares (vesting in equal annual installments over a three-year period) to Mr. Tinley and to Mr. Webster, each such grant having the value, as of September 4, 2003, set forth in the table below, assuming either the continued employment of such executive for the restricted share vesting period or the acceleration of the vesting of such restricted shares. In addition, upon termination of either executive's employment by Ross, operating as a subsidiary of chinadotcom, without "cause" or due to the death or disability of such executive, or in the event of a change of control of chinadotcom, vesting of such executive's chinadotcom restricted shares will accelerate.

                                                                                  ONE-TIME
                                                                    ONE-TIME     RESTRICTED
NAME                                    ROSS POSITION              STOCK GRANT   STOCK GRANT
----                                    -------------              -----------   -----------
J. Patrick Tinley...........  Chairman & Chief Executive Officer    $875,859      $875,859
Robert B. Webster...........  Executive Vice President              $608,465      $608,465

     Upon completion of the merger, the employment of Messrs, Tinley and Webster under their respective existing employment agreements will be deemed to have been terminated due to a "change of control," entitling such executives to the cash payments set forth in the table below.

                                                                                CASH
NAME                                              ROSS POSITION               PAYMENT
----                                              -------------              ----------
J. Patrick Tinley.....................  Chairman & Chief Executive Officer   $1,417,500
Robert B. Webster.....................  Executive Vice President             $  630,000

  NEW EXECUTIVE EMPLOYMENT AGREEMENTS

     It is expected that Messrs. Tinley and Webster will enter into new employment agreements with Ross, operating as a subsidiary of chinadotcom, following completion of the merger. These employment agreements will begin upon completion of the merger and will be terminable by either party upon three months' notice. Under the new employment agreements, each executive will generally serve in the same position with Ross, operating as a subsidiary of chinadotcom, that such executive held with Ross as of the date of the merger agreement. Each executive will be eligible to participate in the various retirement, welfare and fringe benefit plans, programs and arrangements of chinadotcom available to similarly situated senior executives of companies in the chinadotcom group, in accordance with the terms of such plans, programs and arrangements.

     After the completion of the merger, each of Mr. Tinley's and Mr. Webster's new employment agreement with Ross, operating as a subsidiary of chinadotcom, will entitle such executive to receive the following annual salary and be eligible to receive the following annual performance bonus:

                                      POSITION WITH ROSS                        ANNUAL
                                (AS A CHINADOTCOM SUBSIDIARY)       ANNUAL    PERFORMANCE
NAME                                   AFTER THE MERGER             SALARY       BONUS
----                          ----------------------------------   --------   -----------
J. Patrick Tinley...........  Chairman & Chief Executive Officer   $236,250    $236,250
Robert B. Webster...........  Executive Vice President             $157,500    $157,500

     If an executive's employment agreement is terminated, Ross, operating as a subsidiary of chinadotcom, will pay to such executive salary, accrued bonus and benefits (and reimburse such executive's proper expenses) until the executive's last day of employment. Ross, operating as a subsidiary of chinadotcom, will pay an executive such executive's salary and accrued bonus during the three-month notice period for termination and may require the executive to leave Ross' offices prior to the date of termination.

     The new employment agreements also provide that, during their term and during the one-year period following the termination of an executive's employment, the executive may not become associated with competitive entities that are actively engaged in Ross' business, operating as a subsidiary of chinadotcom, solicit the business of any company that was a customer or client of Ross or its affiliates during the twelve-month period prior to the executive's termination date, or solicit any person that was a management or sales employee of Ross or its affiliates during the twelve-month period prior to the executive's termination date. The new employment agreements also contain provisions requiring the executives to maintain the confidentiality of certain proprietary information of chinadotcom and other companies in the chinadotcom group.

     Upon completion of the merger, these new employment agreements, and the Transition and Stock Vesting Agreements, will supersede each of Mr. Tinley's and Mr. Webster's existing employment agreement with Ross. Other Ross executives may enter into employment agreements with Ross upon the completion of the merger.

FORM OF MERGER

     Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, upon completion of the merger, CDC Software Holdings, a wholly owned subsidiary of chinadotcom formed for the purposes of the merger, will be merged with and into Ross. Ross, operating as a subsidiary of chinadotcom, will survive the merger as a wholly owned subsidiary of chinadotcom.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective upon the filing of the certificate of merger with the Secretary of State of Delaware or such later time as agreed upon by chinadotcom and Ross and as specified in the certificate of merger. The filing of the certificate of merger will occur as soon as practicable after satisfaction or waiver of the conditions to completion of the merger described in the merger agreement.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

     Promptly after completion of the merger, chinadotcom's exchange agent will mail to former Ross stockholders a letter of transmittal and instructions to be used in surrendering certificates that represented shares of Ross common stock prior to the completion of the merger. When a former Ross stockholder delivers these certificates to the exchange agent together with a properly executed letter of transmittal and any other required documents, the former Ross stockholder will receive chinadotcom common share certificates representing the whole number of chinadotcom common shares to which the stockholder is entitled under the merger agreement and a check (1) for cash that the stockholder is entitled to receive for his shares under the merger agreement and (2) for cash in lieu of any fractional chinadotcom common shares.

LISTING OF CHINADOTCOM COMMON SHARES

     It is a condition to the completion of the merger that the chinadotcom common shares to be issued in the merger be approved for quotation on the Nasdaq National Market, subject to official notice of issuance.

DELISTING AND DEREGISTRATION OF ROSS COMMON STOCK

     If the merger is completed, Ross common stock will be delisted from the Nasdaq National Market and will be deregistered under the Exchange Act.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

     The merger is subject to review by the U.S. Department of Justice and the U.S. Federal Trade Commission to determine whether the merger complies with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger may not be completed until after each of chinadotcom and Ross have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has expired or been terminated. chinadotcom and Ross each filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission on September 22, 2003.

ACCOUNTING TREATMENT

     chinadotcom will account for the merger in its financial statements prepared in accordance with U.S. GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations." Under the purchase method of accounting, chinadotcom will record the market value of its treasury stock bought back and new common stock issued in connection with the merger, the amount of cash paid, the fair value of the options to purchase chinadotcom common shares and the amount of direct transaction costs for the acquisitions. chinadotcom will allocate the cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets (such as acquired technology and customer contracts), based on their respective fair values at the date of the completion of the mergers. Any excess of the purchase price over those fair values will be accounted for as goodwill. chinadotcom's results of operations for fiscal year 2003 will include the results of operations of Ross and IMI from the date of the closing of the respective transactions.

     Intangible assets with finite useful lives generally will be amortized over a specific period, resulting in an estimated accounting charge attributable to these items. In accordance with the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," intangible assets with indefinite useful lives, including goodwill resulting from a business combination completed subsequent to June 30, 2001, will not be amortized but will be subject to at least annual assessment for impairment based on a fair value test.

     A final determination of the required purchase accounting adjustments and the fair value of the assets and liabilities of Ross and IMI has not been made. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma condensed combined financial information and the comparative pro forma per share financial information appearing elsewhere in this document are preliminary and subject to change.

RESTRICTIONS ON SALES OF CHINADOTCOM COMMON SHARES RECEIVED IN THE MERGER

     The chinadotcom common shares to be issued in the merger to Ross stockholders generally will be freely transferable, except for chinadotcom common shares issued to any person who is deemed to be an "affiliate" of Ross under the Securities Act as of the date of the Ross annual meeting. Persons who may be deemed to be "affiliates" of Ross prior to the merger include individuals or entities that control, are controlled by, or are under common control with Ross prior to the merger, and may include officers and directors, as well as significant stockholders of Ross prior to the merger. Affiliates of Ross prior to the merger may not sell any of the chinadotcom common shares received by them in connection with the merger except pursuant to:

     - an effective registration statement under the Securities Act covering resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - any other applicable exemption under the Securities Act.

chinadotcom's registration statement on Form F-4, of which this proxy statement/prospectus forms a part, does not cover the resale of chinadotcom common shares to be received by affiliates of Ross in the merger.

CERTIFICATE OF INCORPORATION; BYLAWS OF SURVIVING CORPORATION

     In the merger, the certificate of incorporation of CDC Software Holdings will be the certificate of incorporation of the surviving corporation, except as amended in accordance with an agreement between the parties to the merger. The bylaws of CDC Software Holdings as of the effective time will serve as the bylaws of the surviving corporation.

APPRAISAL RIGHTS


     Under Delaware law, holders of Ross common stock are entitled to appraisal rights in connection with the merger. See the section entitled "Appraisal Rights" on page 117.

                              THE MERGER AGREEMENT

     The following summarizes the material provisions of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement. The merger agreement included in this proxy statement/prospectus as Annex A contains the complete terms of the agreement. Ross stockholders should read it carefully and in its entirety.

CLOSING; EFFECTIVE TIME OF THE MERGER

     The completion of the merger will occur as promptly as practicable after the satisfaction or waiver of the conditions to the completion of the merger set forth in the merger agreement. If the merger agreement and the merger are adopted and approved at the annual meeting of the Ross stockholders, chinadotcom and Ross currently expect to complete the merger promptly following receipt of stockholder approval.

     As soon as practicable after all conditions to the completion of the merger are satisfied or waived, chinadotcom and Ross will execute and file a certificate of merger with the Secretary of State of the State of Delaware relating to the merger.

MERGER CONSIDERATION

     In the merger, holders of Ross common stock will receive, for each share of Ross common stock held:

     - $5.00 in cash, and

     - a number of chinadotcom common shares that will depend on the average closing price of such shares on the Nasdaq National Market for the 10 consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date of the merger. The number of chinadotcom common shares to be issued for each share of Ross common stock will be:

       - 1.333, or $14.00 divided by $10.50, if the average price is greater than or equal to $10.50,

       - 1.647, or $14.00 divided by $8.50, if the average price is less than or equal to $8.50, UNLESS the "make-whole" provision described below is invoked, or

       - a number equal to $14.00 divided by the average price, if the average price is between $8.50 and $10.50.

As a result, if the average price for chinadotcom common shares is between $8.50 and $10.50, Ross stockholders will receive chinadotcom common shares worth $14.00, when valued at the average price, for each share of Ross common stock held. However, the actual value of these chinadotcom common shares on the closing date of the merger may be more or less than $14.00, because the market price of chinadotcom common shares on the closing date may be different from the average price.

     Holders of Ross common stock will not receive certificates representing a fraction of a chinadotcom common share. Instead, each holder of Ross common stock otherwise entitled to a fractional share interest in a chinadotcom common share will be paid an amount in cash, without interest, calculated by multiplying (1) the fractional share interest to which such holder would otherwise be entitled by (2) the average closing price of chinadotcom common shares on the Nasdaq National Market for the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date.

     Upon conversion of the outstanding shares of Ross common stock into the merger consideration, the Ross common stock will be cancelled and retired and will cease to exist.

MAKE-WHOLE PROVISION

     As described in "Merger Consideration" above, if the average closing price of chinadotcom common shares on the Nasdaq National Market for the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date of the merger is less than $8.50, Ross stockholders will receive 1.647 chinadotcom common shares for each share of Ross common stock held, in addition to the cash consideration, unless Ross elects to terminate the merger, which it has the ability to do under these circumstances. If Ross elects to terminate the merger, chinadotcom, in response to Ross' election, can invoke the "make-whole" provision.

     If the make-whole provision is invoked by chinadotcom, the merger will not be terminated and will close, with Ross stockholders receiving for each share of Ross common stock held:

     - $5.00 in cash, and

     - a number of chinadotcom common shares determined by dividing $14.00 by the average closing price of such shares on the Nasdaq National Market for the 10 trading days ending on, and including, the second trading day before the closing date of the merger.

     If Ross elects to terminate the merger because the average price for chinadotcom common shares is less than $8.50, the merger will be completed only if chinadotcom invokes the "make-whole" provision.

SURRENDER OF ROSS STOCK CERTIFICATES

     chinadotcom has appointed                to act as paying agent for the
purpose of paying the merger consideration. chinadotcom will make available to the paying agent, on or before the effective time of the merger, the cash and share certificates for chinadotcom common shares required for that purpose.

     Promptly after the effective time, chinadotcom will cause the paying agent to send to each holder of Ross common stock a letter of transmittal for use in the exchange and instructions explaining how to surrender certificates to the paying agent. Holders of Ross common stock whose shares are converted into the right to receive the merger consideration and who surrender their certificates to the paying agent, together with a properly completed and signed letter of transmittal, will receive the merger consideration with respect to such shares.

     Holders of unexchanged shares of Ross common stock will not be entitled to receive any dividends or other distributions, or cash payment in lieu of fractional shares payable by chinadotcom on the chinadotcom common shares until surrender of their Ross common stock. Upon surrender, those holders will receive accumulated dividends and distributions, without interest, payable on chinadotcom common shares after and in respect of a record date following the completion of the merger, together with cash instead of fractional shares.

TREATMENT OF ROSS STOCK OPTIONS


     At the effective time of the merger, chinadotcom will substitute, for each stock option outstanding under Ross' 1988 Stock Option Plan and 1998 Stock Option Plan with an exercise price of $19.00 per share or less (other than stock options granted to Messrs. Tinley and Webster, the treatment of which is described under the heading "Interests of Ross' Directors and Officers in the Merger -- Transition and Stock Vesting Agreements" beginning on page 80), stock options to purchase chinadotcom common shares. Each substituted Ross stock option, whether vested or unvested, will be converted into an option to acquire a number of chinadotcom common shares equal to the product of (a) the number of shares of Ross common stock subject to the substituted Ross stock option, multiplied by (b) the "conversion ratio," as defined below, at an exercise price per chinadotcom common share calculated using the formula described below. Ross stock options that are subject to a vesting schedule at the effective time of the merger will be substituted with chinadotcom stock options subject to the same vesting schedule. Options to acquire chinadotcom common shares will be issued on the same terms and conditions as were applicable under Ross' 1988 Stock Option Plan and 1998 Stock Option Plan.

     Conversion Ratio. For purposes of the above paragraph, the "conversion ratio" is the sum of:

     - $14.00 divided by:

      - if the make-whole provision is not used to determine the merger consideration, the higher of:

         - $8.50 per share; or

         - the average closing price (not to exceed $10.50 per share) of chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger; or

      - if the make-whole provision is used to determine merger consideration, the average closing price of chinadotcom common shares for the 10 trading days ending on, and including, the second trading day before the closing date of the merger;

      and

     - $5.00 divided by the closing sales price of chinadotcom common shares on Nasdaq for the last trading day prior to the closing date of the merger.

     Exercise Price. Under the new options to be issued, the exercise price per chinadotcom common share will equal:

     - the exercise price of the Ross stock option, divided by

     - the conversion ratio described above.

     Possible Exception For Incentive Stock Options. For Ross incentive stock options, the exercise price and the number of shares subject to each option may be adjusted in order to comply with applicable tax law requirements under section 424(a) of the Internal Revenue Code.

     All options to purchase chinadotcom common shares will be issued contingent upon the closing of the merger and will include an acknowledgement by the optionee that the stock options are being substituted for the relevant Ross options.

     You should not send your Ross stock option certificates to Ross to be exchanged. After the merger, chinadotcom will send you instructions explaining what you must do to exchange your Ross stock options for chinadotcom options.

ROSS' EMPLOYEE STOCK PURCHASE PLAN

     On the last day of the payroll period immediately preceding the effective time of the merger, or, if earlier, on December 31, 2003, all purchase periods under Ross' 1991 Employee Stock Purchase Plan will terminate, and no new purchase rights will be issued under such plan. Each outstanding purchase right to purchase Ross common stock under Ross' 1991 Employee Stock Purchase Plan will automatically be exercised on the date that the purchase periods terminate, unless such right is withdrawn by the plan participant prior to that date. All shares acquired by plan participants through the exercise of purchase rights will be converted to the right to receive the merger consideration at the effective time of the merger, as described under the heading "-- Merger Consideration" above.

TREATMENT OF ROSS WARRANT

     Upon the exercise of the outstanding Ross warrant to purchase up to 47,244 shares of Ross common stock, subject to a vesting schedule, the warrant holder will have the right to receive the merger consideration for each share of Ross common stock issuable upon exercise of the Ross warrant. Ross has agreed to use its reasonable best efforts to cause the Ross warrant to be either vested and exercised or redeemed prior to the closing of the merger.

REPRESENTATIONS AND WARRANTIES OF ROSS AND CHINADOTCOM

     The merger agreement contains customary representations and warranties by each of Ross and chinadotcom relating to, among other things:

     - due organization and good standing;

     - capital structure;

     - authority to enter into the merger agreement and consummate the merger;

     - enforceability of the merger agreement;

     - no breach of organizational documents or material contracts as a result of the merger agreement or the consummation of the merger;

     - required governmental consents;

     - required stockholder approvals, if any;

     - compliance with laws;

     - compliance with the Commission's reporting requirements and accuracy of documents filed with the Commission;

     - accuracy of information to be provided in this proxy statement/prospectus;

     - no material undisclosed liabilities;

     - outstanding and pending material litigation; and

     - brokers' or finders' fees.

     In addition to the representations and warranties made by both Ross and chinadotcom, the merger agreement contains further representations and warranties made by Ross relating to, among other things:

     - Ross subsidiaries;

     - absence of certain changes and events since March 31, 2003;

     - appropriate funding of employee benefit plans and compliance with applicable regulations;

     - labor and employee matters;

     - real property and leases;

     - ownership and infringement of intellectual property;

     - tax matters;

     - environmental matters;

     - material contracts and debt instruments and absence of defaults under such agreements;

     - customers and performance of services;

     - insurance;

     - related party transactions;

     - exemption from anti-takeover statutes;

     - actions to ensure that the Ross Rights Agreement is not applicable to the merger and related transactions;

     - absence of unlawful payments or illegal gifts to foreign or domestic government officials;

     - receipt of opinion of financial advisor;

     - no outstanding borrowings under credit facility; and

     - accounts receivable.

     The merger agreement contains additional representations and warranties made by chinadotcom relating to:

     - chinadotcom's ownership of CDC Software Holdings;

     - the absence of any business activities by CDC Software Holdings;

     - the ability to finance the transactions related to the merger; and

     - the due authorization and valid issuance of the chinadotcom common shares to be issued in connection with the merger.

CONDUCT OF ROSS' BUSINESS PRIOR TO THE MERGER

     Until the earlier of the termination of the merger agreement or the completion of the merger, Ross has agreed that, unless otherwise permitted by obtaining chinadotcom's prior written consent, it will, and will cause its subsidiaries to, among other things:

     - conduct its business and the business of its subsidiaries only in the ordinary course of business and in a manner that is consistent with past practice; and

     - use reasonable best efforts to preserve substantially intact the business organization of Ross and its subsidiaries, to keep available the services of the officers, employees and consultants of Ross and its subsidiaries, and to preserve Ross' relationships with its customers, suppliers and others with whom Ross or its subsidiaries do business.

     In addition, Ross has agreed that, pending the effective time of the merger or, if earlier, the termination of the merger agreement, without chinadotcom's prior written consent, it will not, and will not permit its subsidiaries to, among other things:

     - amend its organizational documents;

     - authorize, issue, sell or commit to authorize, issue or sell any securities of Ross or its subsidiaries, or securities convertible into, or exchangeable for, such securities, except in specified instances;

     - pledge or encumber any shares of the capital stock of Ross or its subsidiaries;

     - sell, pledge or encumber any assets of Ross or its subsidiaries, other than in the ordinary course of business and in a manner consistent with past practices;

     - declare, set aside or pay any dividend or make any other distribution or payment with respect to the Ross capital stock, other than dividends payable with respect to Ross preferred stock;

     - re-classify, split or combine any shares of Ross capital stock;

     - acquire any corporation or other business organization, or any division or material amount of assets of such a business organization, or enter into any agreement, commitment or arrangement to make such an acquisition;

     - incur or assume any indebtedness or issue any debt securities, except for borrowings in the ordinary course of business under its existing line of credit and for specified purposes;

     - assume, guarantee, endorse or otherwise become responsible for the obligations of another person;

     - make any loans or advances to any other person;

     - grant any security interest in any of its assets;

     - enter into any contract or agreement other than in the ordinary course of business and consistent with past practice;

     - authorize, or enter into any commitment for, any capital expenditure in excess of $25,000 or any capital expenditures which are, in the aggregate, in excess of $150,000;

     - invest in any entity, other than a wholly owned subsidiary;

     - revalue any of its assets, or except as required by GAAP, change any accounting method it uses;

     - pay, discharge or satisfy any claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), except in specified instances;

     - pay or delay the payment of accounts payable or accelerate the collection of accounts receivable, other than in the ordinary course of business and consistent with past practice;

     - amend, modify or consent to the termination of any material contract or any rights thereunder, other than in the ordinary course of business and consistent with past practice;

     - amend or modify any of the employment agreements entered into between Ross and certain officers of Ross;

     - amend or waive any of Ross' rights under, or accelerate the vesting of options under, Ross' 1988 Stock Option Plan or 1998 Stock Option Plan or any stock option agreement or restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security of Ross, except in specified circumstances;

     - establish, adopt or materially amend any employee benefit plan, except as required to comply with applicable law;

     - pay, commit to pay or accelerate the payment of any bonus or make, commit to make or accelerate any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits, severance, insurance or other compensation or remuneration payable to, any of Ross' directors, officers, employees or consultants, except in specified instances, including raises in the normal annual compensation review process;

     - enter into or materially amend any employment, consulting, severance or similar agreement with any individual, other than consulting agreements in specified instances;

     - hire any employee with an annual base salary in excess of $110,000, or with total potential annual compensation in excess of $200,000;

     - acquire, lease or license any right or other asset from any other Person, or sell, lease or license, any right or other asset, including any intellectual property, to any other person, or waive any material right, except in specified instances;

     - dispose of any rights to the use of any intellectual property owned by Ross or permit any of such rights to lapse;

     - dispose of, or disclose to any person other than representatives of chinadotcom, any trade secret, formula, process, know-how or other intellectual property owned by Ross not previously a matter of public knowledge;

     - change any personnel policy of Ross or any of its subsidiaries;

     - make any change in any of its methods of accounting or accounting practices or policies, except as required by any changes in generally accepted accounting principles or as otherwise required by law;

     - commence or settle any claim or other legal proceeding;

     - permit, without notice to chinadotcom, any material insurance policy of Ross or any of its subsidiaries to be cancelled or terminated;

     - enter into any agreement, understanding or commitment that restrains the ability of Ross or any of its subsidiaries to compete with or conduct any business or line of business;

     - enter into any agreement for the acquisition, distribution or licensing of any material intellectual property, other than license or distribution agreements entered into in the ordinary course of business and consistent with past practice;

     - enter into related party transactions or transactions with subsidiaries, other than arms length transactions;

     - take any action that would, or that would reasonably be expected to, result in any of the conditions to the completion of the merger not being satisfied or any material delay in the satisfaction of any such conditions; or

     - take any action that would have the effect of increasing the tax liability or reducing any tax asset of Ross or any of its subsidiaries.

CONDUCT OF CHINADOTCOM'S BUSINESS PRIOR TO THE MERGER

     Until the completion of the merger, in accordance with the terms of the merger agreement, chinadotcom has agreed that, unless permitted by obtaining Ross' prior written consent, and except in specified instances, it will not, and will not cause its subsidiaries to, among other things:

     - amend its organizational documents; or

     - subject to the terms of the merger agreement, enter into any negotiation or contract with respect to any transaction (other than the merger) that would, to chinadotcom's knowledge acting reasonably, materially delay or adversely affect the ability of Ross and chinadotcom to obtain any governmental approvals required to complete the merger or delay the completion of the merger past January 15, 2004.

CONDITIONS TO COMPLETION OF THE MERGER

  CONDITIONS TO EACH PARTY'S OBLIGATION TO COMPLETE THE MERGER

     Each party's obligation to complete the merger is subject to the satisfaction of the following conditions prior to the effective time of the merger:

     - the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Ross common stock and preferred stock as of the record date, voting as single class;

     - the absence of any law or regulation making the merger illegal or prohibiting its consummation;

     - the absence of any litigation, proceeding or investigation by any governmental authority seeking to prevent or adversely alter the transactions contemplated by the merger agreement;

     - the expiration or termination of any waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     - the effectiveness of, and the absence of any stop order or proceeding seeking a stop order with respect to, the registration statement on Form F-4 of which this proxy statement/prospectus forms a part; and

     - the approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the chinadotcom common shares to be issued to the Ross stockholders in the merger.

  CONDITIONS TO CHINADOTCOM'S OBLIGATION TO COMPLETE THE MERGER

     chinadotcom's obligation to complete the merger is subject to the satisfaction of the following conditions prior to the effective time of the merger:

     - the representations and warranties of Ross set forth in the merger agreement being true and correct (without giving effect to any limitation as to materiality or material adverse effect on Ross included therein) as of the effective time of the merger as though made at the effective time (except to the extent such representations and warranties relate to an earlier date, then as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect on Ross included therein) would not, individually or in the aggregate, have a material adverse effect on Ross;

     - Ross having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by Ross under the merger agreement at or prior to the effective time of the merger;

     - the absence of a "material adverse effect," as defined below, with respect to Ross since the date of the merger agreement; and

     - the number of shares held by Ross stockholders that did not vote in favor of the merger and properly demanded in writing appraisal for such shares under Delaware law (and that have not withdrawn or lost the right to such appraisal) being less than 9% of the issued and outstanding shares of Ross common stock.

  CONDITIONS TO ROSS' OBLIGATION TO COMPLETE THE MERGER

     Ross' obligation to complete the merger is subject to the satisfaction of the following conditions prior to the effective time of the merger:

     - the representations and warranties of chinadotcom set forth in the merger agreement that are qualified as to materiality being true and correct, and the representations and warranties of chinadotcom set forth in the merger agreement that are not so qualified being true and correct in all material respects, in each case, as of the effective time of the merger as though made at the effective time, except to the extent such representations and warranties relate to an earlier date, then as of such earlier date;

     - chinadotcom having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by chinadotcom under the merger agreement at or prior to the effective time of the merger; and

     - the absence of a material adverse effect with respect to chinadotcom since the date of the merger agreement.

     The merger agreement provides that a "material adverse effect" means, when used in reference to Ross or chinadotcom, any change, event, circumstance, development or effect on Ross and its subsidiaries or the chinadotcom group of companies, as applicable, that is or is reasonably likely to be materially adverse to the business, assets, properties, financial condition or results of operations of Ross and its subsidiaries or the chinadotcom group of companies, as applicable, taken as a whole. There will be no material adverse effect, however, in the event that the change, event, circumstance, development or effect in question resulted from:

     - a change in general economic or financial market conditions, except to the extent such change, event, circumstance, development or effect disproportionately affects either Ross or chinadotcom, as applicable, relative to the technology industry as a whole;

     - any acts of terrorism or war, except to the extent such change, event, circumstance, development or effect disproportionately affects either Ross or chinadotcom, as applicable, relative to the technology industry as a whole;

     - a change in industry conditions in the industries in which Ross and chinadotcom, respectively, operate, except to the extent such change, event, circumstance, development or effect disproportionately affects either Ross or chinadotcom, as applicable, relative the technology industry as a whole;

     - the announcement, pendency or consummation of the merger agreement, provided that Ross or chinadotcom, as applicable, shall have used reasonable best efforts to ameliorate or prevent such adverse change, event, circumstance, development or effect; or

     - compliance with the terms of, or the taking of any action required by, the merger agreement, provided that Ross or chinadotcom, as applicable, shall have used reasonable best efforts to ameliorate or prevent such adverse change, event, circumstance, development or effect.

NO SOLICITATION OF ACQUISITION PROPOSALS BY ROSS

     The merger agreement contains detailed provisions prohibiting Ross from seeking an alternative transaction. Under these "no solicitation" provisions, Ross agreed that neither it nor any of its subsidiaries will, directly or indirectly through any officer, director, employee, representative, agent (collectively, "Ross' representatives") or otherwise:

     - solicit, initiate or take any action intended to encourage the submission of any "acquisition proposal," as defined below; or

     - participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, an acquisition proposal.

Further, Ross agreed that neither its board of directors nor any committee of its board will:

     - withhold, withdraw, amend, change, or modify in a manner adverse to chinadotcom the approval or recommendation by the board of directors of the merger and the merger agreement; or

     - approve or recommend or enter into any agreement with respect to an acquisition proposal.

     In addition, Ross has agreed to:

     - immediately cease and terminate any existing discussions or negotiations with any persons conducted before execution of the merger agreement with respect to any acquisition proposal, and instruct each Ross representative to comply with this obligation;

     - promptly notify chinadotcom of the existence of any proposal received by Ross regarding, or any discussion or negotiation relating to, any acquisition proposal;

     - promptly communicate to chinadotcom the material terms of any proposal, discussion or negotiation regarding any acquisition proposal (and provide copies of any written materials received by Ross or Ross' representatives describing such acquisition proposal) and the identity of the party making such proposal or engaging in such discussion or negotiation;

     - promptly provide to chinadotcom any non-public information concerning Ross provided to any other person in connection with any acquisition proposal, if such information was not previously provided to chinadotcom; and

     - keep chinadotcom reasonably informed on a prompt basis of the status and details of any acquisition proposal, any amendments or proposed amendments to the material terms of any acquisition proposal and the status of any discussions or negotiations relating to any acquisition proposal.

     Under certain circumstances, however, Ross may furnish information to, or engage in discussions or negotiations with, any person that makes an unsolicited bona fide acquisition proposal to Ross and, prior to the approval by the Ross stockholders of the merger, the Ross board of directors may withhold, withdraw or modify its approval or recommendation of the merger, provided that:

     - the board of directors of Ross determines in good faith (after consultation with its advisors) that the acquisition proposal is a "superior proposal," as defined below;

     - the board of directors of Ross determines in good faith (after consultation with outside legal counsel), in the exercise of its fiduciary duties, that to do otherwise would not be in the best interests of the Ross stockholders; and

     - Ross enters into a confidentiality agreement with that person, the terms of which are no more favorable to the person or entity making the alternative acquisition proposal as the terms of the confidentiality agreement entered into with chinadotcom.

     Even in such a case, Ross is required to notify chinadotcom of the existence of the superior proposal and the identity of the party making the proposal and keep chinadotcom reasonably informed of the status and details of the proposal, including any changes in its material terms.

     For purposes of the merger agreement, "acquisition proposal" means:

     - any proposal or offer from any person other than chinadotcom or CDC Software Holdings relating to any direct or indirect acquisition of (a) all or a substantial part of the assets of Ross and its consolidated subsidiaries, taken as a whole, or (b) over 15% of any class of equity securities of Ross or of any of its material consolidated subsidiaries;

     - any tender offer or exchange offer, that, if consummated, would result in any person obtaining beneficial ownership of 15% or more of any class of equity securities of Ross or any of its consolidated subsidiaries; or

     - any proposal or offer from any person other than chinadotcom or CDC Software Holdings regarding any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ross or any of its consolidated subsidiaries.

     For purposes of the merger agreement, "superior proposal" means an unsolicited acquisition proposal that:

     - relates to more than 50% of the outstanding shares of Ross common stock or all or substantially all of the assets of Ross and its subsidiaries taken as a whole;

     - is made by a person that the board of directors of Ross has reasonably concluded in good faith will have adequate sources of financing to consummate such proposal; and

     - is on terms that the board of directors of Ross determines in its good faith judgment (after receiving the advice of a financial advisor and taking into account all legal and regulatory matters, break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable to the Ross stockholders than the merger agreement, taken as a whole.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     Under the merger agreement, chinadotcom has agreed to cause the surviving corporation to provide in its by-laws for the indemnification of directors and officers of Ross, on terms no less favorable to such directors and officers than the terms with respect to indemnification set forth in the Ross organizational documents. In addition, with respect to indemnification agreements between Ross and certain of its officers and each of its directors, chinadotcom has agreed to cause the surviving corporation to honor each indemnification agreement that is in effect prior to the effective time of the merger and, as a result, chinadotcom will be bound by the obligations of Ross to indemnify these directors and officers for liabilities and expenses arising out of claims or proceedings against these directors and officers by reason of their status as directors and/or officers of Ross. chinadotcom has further agreed to purchase a directors' and officers' liability insurance policy in form and substance reasonably satisfactory to Ross to provide coverage with respect to matters occurring prior to the effective time of the merger. Such insurance policy will have a term of five years and contain terms not materially more favorable to directors and officers than the terms of Ross' directors' and officers' liability insurance policy and will be subject to a price restriction of $1 million.

TERMINATION OF THE MERGER AGREEMENT

  RIGHT TO TERMINATE

     The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, whether before or after approval of the merger by the Ross stockholders:

     - by mutual written consent of chinadotcom and Ross;

     - by either chinadotcom or Ross if:

      - the merger has not been completed on or before March 1, 2004, but neither chinadotcom nor Ross may terminate the merger agreement if such party's breach of a representation, warranty or covenant is the reason that the merger has not been completed by such date;

      - any governmental authority issues an order, injunction, decree or ruling (whether temporary, preliminary or permanent) that has become final and non-appealable and has the effect of making the completion of the merger illegal, or otherwise prevents the completion of the merger; or

      - Ross' stockholders do not approve and adopt the merger agreement at the Ross annual meeting;

     - by chinadotcom if the board of directors of Ross has (1) withheld, withdrawn or modified in a manner adverse to chinadotcom, its approval or recommendation of the merger agreement and the merger, or (2) recommended or approved any acquisition proposal (as defined under the heading "-- No Solicitation of Acquisition Proposals by Ross," above);


     - by Ross upon two business days' notice to chinadotcom if, prior to the approval and adoption of the merger agreement and the merger by the Ross stockholders, the Ross board determines in good faith (after consultation with its advisors) in the exercise of its fiduciary duties, that, in order to enter into a definitive agreement with respect to a superior proposal (as defined under the heading "-- No Solicitation of Acquisition Proposals by Ross," above), such termination is in the best interests of the Ross stockholders; provided that such termination will not be effective until Ross has paid to chinadotcom the termination fee and termination expenses (as described below under the heading "Termination Fee and Expenses" beginning on page 95); or


     - by Ross, if the average closing price of chinadotcom common shares on the Nasdaq National Market during the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date would be less than $8.50 per share; provided that such termination right will not be available to Ross if chinadotcom invokes the make-whole provision, meaning that chinadotcom agrees in writing to determine the exchange ratio used to calculate the number of chinadotcom shares to be issued for each Ross share in the merger by dividing $14.00 by the average closing price of chinadotcom common shares on the Nasdaq National Market during the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date, rather than including an $8.50 per chinadotcom share floor in such calculation.

  EFFECT OF TERMINATION

     If the merger agreement is terminated as described above, the merger agreement will become void and have no effect, except for provisions in the merger agreement regarding payment of termination fee and expenses. In addition, if the merger agreement is so terminated, there will be no liability on the part of chinadotcom or Ross (other than any applicable liability to pay the termination fee and expenses), except to the extent that the termination results from a breach by any party of any of its representations, warranties, covenants or agreements contained in the merger agreement prior to the date of termination. The confidentiality agreement, dated November 21, 2002, between Ross and a subsidiary of chinadotcom will continue in effect notwithstanding any termination of the merger agreement.

  TERMINATION FEE AND EXPENSES

     Ross will reimburse chinadotcom for all expenses, up to a limit of $750,000, incurred by chinadotcom in connection with the merger agreement and the merger if:

     - the merger agreement is terminated by chinadotcom because:

      - the board of directors of Ross or any committee thereof has withheld, withdrawn or modified, in a manner adverse to chinadotcom, its approval or recommendation of the merger agreement or the merger; or

      - the board of directors of Ross has recommended or approved any acquisition proposal; or

     - the following three events have occurred:

      - any person or entity has commenced, publicly proposed or communicated to Ross an acquisition proposal that is publicly disclosed;

      - the merger agreement and the merger have not been approved and adopted at the Ross stockholders' meeting; and

      - the merger agreement has been terminated by chinadotcom or Ross because of the failure of Ross' stockholders to approve and adopt the merger agreement at the Ross stockholders' meeting.

Ross will pay to chinadotcom a termination fee of $1,350,000 and, unless already paid, reimburse chinadotcom for all expenses, up to a limit of $750,000, incurred by chinadotcom in connection with the merger agreement and the merger if:

     - the merger agreement is terminated by chinadotcom because:

      - the board of directors of Ross or any committee thereof has withheld, withdrawn or modified, in a manner adverse to chinadotcom, its approval or recommendation of the merger agreement or the merger, or

      - the board of directors of Ross has recommended or approved any acquisition proposal; and

     - Ross enters into, or submits to the Ross stockholders for approval, an agreement with respect to, an acquisition proposal, or an acquisition proposal is consummated, in each case within 12 months after such termination of the merger agreement.

Ross is also obligated to pay to chinadotcom the $1,350,000 termination fee and to reimburse chinadotcom for all expenses, up to a limit of $750,000, incurred by chinadotcom in connection with the merger agreement and the merger, if the merger agreement has been terminated by Ross because:

     - prior to the Ross stockholders' meeting, the Ross board of directors has determined in good faith, after consultation with its advisors, and in the exercise of its fiduciary duties that, in order to enter into a definitive agreement with respect to a superior proposal, such termination is in the best interests of the Ross stockholders; and

     - Ross has given two business days' prior written notice to chinadotcom, setting forth in reasonable detail the identity of the person or entity making, and the final terms and conditions of, the superior proposal and has duly considered any proposals that chinadotcom may have made during such two business day period.

AMENDMENT OF THE MERGER AGREEMENT; WAIVER

     The merger agreement may be amended by the parties in writing by action of the chinadotcom board of directors, the CDC Software Holdings board of directors and the Ross board of directors at any time before or after the Ross stockholders adopt and approve the merger agreement and the merger, but after such adoption and approval, no amendment may be made that would reduce the amount or change the type of the merger consideration into which shares of Ross common stock will be converted upon the consummation of the merger.

     At any time before the completion of the merger, any party to the merger agreement may, in writing:

     - extend the time for the performance of any of the obligations or other acts of any other party;

     - waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered under the merger agreement; or

     - waive compliance with any of the agreements of any other party or any condition to its own obligations contained in the merger agreement.

     By law, neither chinadotcom, CDC Software Holdings nor Ross can waive:

     - the requirement that the Ross stockholders approve the merger; or

     - any court order or law preventing the completion of the merger.

     Whether any of the other conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of the chinadotcom board of directors, CDC Software Holdings' board of directors or the board of directors of Ross. If chinadotcom, CDC Software Holdings or Ross waived compliance with one or more of the other conditions and the condition was deemed material to a vote of the Ross stockholders, Ross would have to resolicit stockholder approval before closing the merger. Ross does not intend to notify its stockholders of any waiver that, in the judgment of Ross' board of directors, does not require resolicitation of shareholder or stockholder approval.

AMENDMENT

     The merger agreement as signed contemplated that the parties would explore whether the transaction could be effected as a tax-free organization. Between September 4, 2003 and October 2, 2003, the parties and their counsel examined this issue, but concluded that given the complexities associated with attempting to effect the transactions as a tax-free reorganization, as well as certain potential adverse consequences associated with effecting the transaction on that basis, it was in the best interests of Ross and its stockholders to effect the transaction as a taxable transaction.

     Accordingly, on October 3, 2003, chinadotcom, CDC Software Holdings and Ross executed an amendment to the merger agreement removing the obligations of the parties to use their reasonable best efforts to cause the merger to qualify as a tax-free reorganization and removing chinadotcom's obligation to cause its outside counsel to deliver an opinion to Ross and its stockholders relating to a tax-free reorganization.

                        AGREEMENTS RELATED TO THE MERGER

STOCKHOLDER AGREEMENTS

     Messrs. Tinley, Webster and Johnston have entered into stockholder agreements with chinadotcom agreeing to vote all shares of Ross common stock beneficially owned by each of them, or that they otherwise have the power to vote:

     - in favor of adoption and approval of the merger agreement and the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement; and

     - against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between Ross and any person (other than the merger).

     In addition, each of these stockholders has granted chinadotcom a proxy to vote shares of Ross common stock owned by them at the annual meeting of Ross stockholders in the manner described above.

     Each stockholder agreement will terminate upon the first to occur of:

     - the completion of the merger;

     - the termination of the merger agreement;

     - March 1, 2004;

     - written notice by chinadotcom to the applicable stockholder of termination of the stockholder agreement; and

     - the withdrawal or adverse modification by the Ross board of its approval or recommendation of the merger agreement.

PREFERRED STOCKHOLDER AGREEMENT

     Benjamin W. Griffith, III has entered into a preferred stockholder agreement with chinadotcom and Ross agreeing to vote all shares of Ross common stock and Ross preferred stock beneficially owned by Mr. Griffith, or that he otherwise has the power to vote:

     - in favor of adoption and approval of the merger agreement and the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement; and

     - against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between Ross and any person (other than the merger).

     In addition, Mr. Griffith has granted chinadotcom a proxy to vote shares of Ross common stock and Ross preferred stock owned by him at the annual meeting of Ross stockholders in the manner described above. Mr. Griffith has further agreed that, as of immediately prior to the effective time of the merger, all shares of Ross preferred stock held by him will be converted into shares of Ross common stock.

     As of the record date for the Ross annual meeting, Messrs. Tinley, Webster, Johnston and Griffith beneficially owned, excluding stock options, a total of 239,928 shares of Ross common stock and 500,000 shares of Ross preferred stock, representing approximately 23.25% of the outstanding shares of Ross capital stock entitled to vote at the Ross annual meeting.

     The preferred stockholder agreement will terminate upon the first to occur of:

     - the completion of the merger;

     - the termination of the merger agreement;

     - March 1, 2004;

     - written notice by chinadotcom to Mr. Griffith of termination of the preferred stockholder agreement; and

     - the withdrawal or adverse modification by the Ross board of its approval or recommendation of the merger agreement.

                                 PROPOSAL NO. 4


                   POSSIBLE ADJOURNMENT OF THE ANNUAL MEETING


GENERAL

     If Ross fails to receive a sufficient number of votes to adopt the merger agreement and approve the merger, Ross proposes to adjourn the annual meeting for the purpose of soliciting additional proxies to approve these proposals. Proxies initially cast in favor of the merger agreement and the merger will be voted in favor of the approval of these proposals at the annual meeting subsequently convened unless those proxies are revoked as described under "The Ross Annual Meeting -- Revocability of Proxies." Ross currently does not intend to propose adjournment of the annual meeting if Ross has sufficient votes to approve the merger and adopt the merger agreement but does not have sufficient votes to approve the proposals to elect directors and to ratify the appointment of Ross' auditors.

     Approval of the proposal to adjourn the annual meeting for the purpose of soliciting additional proxies requires the affirmative vote by the holders of a majority of the shares of the Ross common stock represented at the annual meeting, whether or not a quorum is present.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The board of directors recommends a vote "FOR" the approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies.

                                 THE COMPANIES

CHINADOTCOM

     The following information is provided by chinadotcom.

     chinadotcom corporation is an integrated enterprise software and solutions company offering technology, outsourcing, marketing and mobile applications services for companies throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom. chinadotcom focuses on key industry groups including manufacturing for export, finance and travel, and in key business areas, including packaged software implementation and development, e-business strategy, supply chain management, mobile applications and precision marketing. chinadotcom aims to leverage its expertise in its core business areas through alliances and partnerships to help drive innovative client solutions. chinadotcom currently has operations in more than 10 markets internationally, with over 1,000 employees.

     A separate wholly owned software unit, CDC Software, has been formed in connection with chinadotcom's strategy to move up the value curve in the software services and products area. CDC Software is focused on building chinadotcom's intellectual property asset base, establishing partnerships with software vendors and broadening overall software product offerings in the areas of enterprise solutions and integration. chinadotcom's management believes that it may pursue CDC Software's strategy through acquisitions, strategic partnerships, joint ventures, consolidation of chinadotcom's software assets and restructurings or combinations of the foregoing approaches. chinadotcom currently has approximately 700 installations and more than 540 enterprise customers in the Asia-Pacific region. Upon the completion of the merger, Ross would operate under chinadotcom's CDC Software unit, together with recently acquired IMI.

     chinadotcom has also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country, including the United Kingdom, the United States or Australia, with technology and applications sourced from either of chinadotcom's low-cost, industry standard CMM-certified, or Capability Maturity Model, outsourcing centers in China or India. In May 2003, CDC Outsourcing announced a 51%-49% joint venture with vMoksha Technologies, or vMoksha, an offshore IT outsourcing company headquartered in Bangalore, India that has experienced recent growth. The intent of this joint venture is to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and the Asia-Pacific region. CDC Outsourcing has sales and marketing offices in the United States, the United Kingdom and Australia, while its offshore development will be focused on India and China.

     In February 2003, chinadotcom completed the acquisition of Praxa Limited, or Praxa, an Australian IT outsourcing and professional services organization, focusing on the development of relationships with large organizations that have a need for outsourced application development, management and maintenance. Since Praxa's incorporation, it has established a client base consisting mainly of large enterprises and government agencies in Australia. In addition, chinadotcom anticipates that Praxa will provide a distribution platform for chinadotcom's self-developed software products as well as for the range of software solutions that chinadotcom currently delivers across the Asia-Pacific region.

     In its Mobile and Portals unit, chinadotcom operates news, email and consumer service portal Web sites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co. Ltd., or Newpalm, chinadotcom offers consumer-based and enterprise-based short message service, or SMS, and mobile application software development services. As of June 2003, Newpalm had over 4.4 million paid subscriptions in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with local mobile network operators in 26 provinces.

     chinadotcom has also invested in Internet and related technology and software companies in the pan-Asian region and the United States that it believes add value and depth to its business. chinadotcom plans to manage its investments actively to enhance its strategic relationships with partners in new technology areas and provide original content for its media assets. In addition, during 2002 chinadotcom completed the purchase of the three Internet domain names, or URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights, which it considers fundamental to its portal operations. chinadotcom believes that its synergistic, multiple business-line structure, in tandem with its geographical diversity across ten markets in the Asia-Pacific region as well as the United States and the United Kingdom, has enabled it to better weather the volatile economic and market turbulence of the past three years. By integrating its software services and products with its e-Business consulting services services, mobile application services and its media assets network, chinadotcom offers a comprehensive suite of software and Internet-based products, services and solutions to a diverse clientele of Web-based and other enterprises, Internet users and mobile SMS and applications users. Despite significant restructuring and downsizing during 2001 and 2002, chinadotcom has maintained its overall scope of service in all areas with the exception of the online network advertising business, which by the end of 2002 had been reduced to only the South Korean market.

  GOALS AND STRATEGY

     chinadotcom's goal is to be a leading integrated software enterprise solutions company offering technology, outsourcing, marketing and mobile applications services for companies and end users throughout Greater China and the Asia-Pacific region, Europe and North America. chinadotcom historically operated as a pan-Asian integrated Internet company centered around e-Business consulting services and advertising businesses, including e-marketing services, portal services and other media. Over the course of 2002 and 2003, its business model has steadily evolved towards the provision of enterprise software and related support services, outsourced software development and support services, and mobile applications and portal services to end users. In light of the challenging environment in which its businesses operate, chinadotcom has been and intends to be flexible in fulfilling its goal. This may include creating separate focused business units or entities within each area of emphasis including enterprise software, outsourced software development and mobile services with the possibility of publicly listing these units in the future such as is the case with its subsidiary, hongkong.com Corporation which is listed in Hong Kong on the GEM. With operations in ten markets, the companies under the chinadotcom group have extensive experience in several industry groups including manufacturing for export, finance and travel, and in key business areas, including e-business strategy, packaged software implementation, marketing, supply chain management and mobile applications. chinadotcom seeks to leverage its expertise in these areas with alliances and partnerships to help develop innovative client solutions. chinadotcom seeks to become the consultant of choice in providing e-Business consulting services to corporations exploring Asia's Internet market as part of their business strategy and seek to offer premier portal services for Greater China and selected markets in Asia.

     Furthermore, as part of its software and outsourcing strategy, chinadotcom is increasingly looking to invest in, acquire and develop technology solutions and companies that add value and depth to its products and services. In the post-World Trade Organization era, chinadotcom believes it can capitalize on opportunities in China as enterprises upgrade networks and systems to international standards. chinadotcom acquired software products and services with a development center in the PRC during the course of 2002, and has signed various master distribution agreements and value-added reseller agreements with international software companies to expand its channel partnership network. The recent acquisition of Praxa added an established business in Australia which specializes in the provision of information technology products and services in the form of outsourcing, application development and support, and system integration in Australia. As a result of the Praxa acquisition, chinadotcom expects to increase the number of potential clients for a low-cost China and India-based outsourcing platform it is seeking to develop and to extend the distribution of its own software products into the Australian marketplace.

     During the course of 2002, chinadotcom began to exit the low-margin, non-performing online network advertising business. As of September 2003, chinadotcom's only presence in this sector was in South Korea. chinadotcom expects that the significance of its South Korean online network advertising business will decrease substantially as chinadotcom's software products, services and consulting revenues increase. chinadotcom will maintain its higher-margin online marketing business and focus on proprietary marketing and data mining services using its existing Australian marketing assets. chinadotcom's current strategy involves developing and enhancing its existing proprietary marketing databases, extending into recurring subscription based data services and solidifying its existing sales channel relationships.

     In chinadotcom's portal operations, it has managed expenses broadly in line with revenues, and focused on improving the contribution from non-advertising revenues. chinadotcom is also exploring initiatives that include the potential introduction of games and SMS-related content. chinadotcom's acquisition of Newpalm in April 2003 represents a first step into the market for mobile applications services using SMS-related content.

     As the Internet gains broader acceptance as a new business medium in Greater China and Asia, chinadotcom believes online advertising and e-commerce will also experience significant growth due in part to the growth of Chinese language users on the Web. To capitalize on this opportunity, chinadotcom's business strategy is to continue to improve and supplement its Internet products and services, either independently or through strategic alliances, partnerships or acquisitions, and to continue to expand its brand-name recognition throughout Asia.

  SOFTWARE AND OTHER INVESTMENT INITIATIVES

     As part of chinadotcom's strategy to increase its overall gross profit margins and its percentage of recurrent or "annuity-style" revenues, chinadotcom is introducing what it believes to be "world class" software applications to the Greater China market through master distributorship and value-added reseller arrangements and looking to acquire or develop proprietary intellectual property.

     chinadotcom established CDC Software in 2002 to provide the sales, marketing, support and localized infrastructure necessary to enter into a master distributorship and value-added reseller arrangements. CDC Software has since entered into master distributorship arrangements with a number of software companies to distribute business applications to the Greater China market, including arrangements with Vignette to distribute content management and portal solutions, Best Software to distribute financial accounting and process manufacturing applications and Ross to distribute enterprise software applications to process manufacturers. chinadotcom believes the formation of CDC Software is an important step in chinadotcom's strategy to become a provider of enterprise software and related support services and outsourced software development and support services.

     In March 2002, chinadotcom acquired a majority stake in OpusOne Technologies, a leading provider of business management software solutions in the PRC. In May 2003, chinadotcom entered into an agreement to purchase the remaining interest in OpusOne Technologies that chinadotcom did not otherwise already own. chinadotcom expects the transaction to close later in 2003. chinadotcom believes the acquisition of OpusOne Technologies allows chinadotcom to more quickly enter and gain experience in the enterprise software market because it has developed several proprietary enterprise software related applications, including PowerHRP which is used in human resources and payroll administration, PowerATS which is an attendance tracking system, PowerESS which is a Web-based employee self service application, and PowerBooks which is a financial accounting application. Furthermore, the acquisition of OpusOne Technologies enhanced chinadotcom's intellectual property portfolio. After establishing CDC Software, the proprietary enterprise software related applications of OpusOne Technologies have become part of CDC Software.

     In August 2003, chinadotcom acquired PK Information Systems, an established IT services business in Australia which has specialized capabilities in the areas of .NET application development and business intelligence solutions, with clients mainly in the New South Wales state government sector. The skill sets of PK Information Systems are complementary to that of Praxa, and the acquisition is expected to result in operational synergies.

     In September 2003, chinadotcom acquired a majority 51% stake in the holding company of IMI, an established international provider of software to the supply chain management sector principally across Europe and the United States, which represented a significant step in chinadotcom's software development and outsourcing strategy. The acquisition of the controlling stake in IMI was made through the formation of a joint venture between chinadotcom's CDC Software unit in which CDC Software holds a 51% interest, and Symphony Technology Group, a Palo Alto, California-based venture capital company exclusively focused on software and technology investments, holds the remaining 49% interest. CDC Software will provide this joint venture with a $25 million equity investment and a securitized loan facility of up to $25 million. Encompassed within this investment is the ability of the joint venture to purchase up to $25 million in newly issued common shares from chinadotcom. The cash investment and loan facility will primarily be used for further expansion in the supply chain management software sector via organic growth and acquisitions. As part of the joint venture agreement, CDC Software will become a master distributor for IMI's software products in China as well as extend its current offshore development efforts to CDC Software's development center in China.

     It is anticipated that the combination of Ross' and IMI's established customer base, extensive product channels and broad geographic spread of sales, together with the software platform that CDC Software has established in Greater China, should provide sufficient business scale to enable the company to move forward with the execution of its software development and outsourcing strategy for the Greater China and international markets.

     In connection with chinadotcom's software and investment activities, it may engage in capital raising initiatives.

  CHANGE IN BUSINESS SEGMENTAL REPORTING

     Subsequent to the year ending December 31, 2002, due to changes in chinadotcom's business model and its shift to enterprise software and related services, in order to present its revenue in a more representative format, chinadotcom changed its business segmental reporting from "e-Business Solutions," "Advertising," "Sale of IT Products" and "Other Income" to "Software and Consulting Services," "Advertising and Marketing Activities" and "Other Income," respectively, effective from January 1, 2003. From the first quarter of 2003 onwards, all prior periods' comparative figures will be adjusted accordingly.

  TREASURY MANAGEMENT

     As of June 30, 2003, chinadotcom had generated a significant portion of its interest income from its investment of $350.4 million of its original cash holdings, of which $49.0 million was still outstanding under its repurchase facilities, in AAA debt securities of government sponsored enterprises. chinadotcom's interest income, which was $7.3 million for the first half of 2003, partially offset its operating losses and is a source of liquidity for its working capital needs. The prolonged period of low interest rates in 2002-2003 presented chinadotcom with the opportunity to continue executing its strategy of reducing its investments in long-term debt and transitioning to shorter-term, callable debt in its anticipation of rising interest rates. As of June 5, 2003, chinadotcom had eliminated all of its holdings of long-term Range Accrual Notes.

     chinadotcom's quarterly interest income ranged from approximately $3.4 million to $3.9 million during 2003, reflecting an estimated annualized yield of approximately 4.2% on its total investment portfolio of $350.4 million (on a net basis which accounts for the assets and drawdowns relating to the repurchase facility), prior to any unrealized or realized gains or losses from the sale and reinvestment of any of the securities within its portfolio. Yield was approximately 4.8% in 2002. The drop in yield was due to lower cash levels in 2003, declining interest rates, the continuation of a more conservative investment strategy of buying more highly rated securities for chinadotcom's investment portfolio and the elimination of its holdings of long-term Range Accrual Notes.

     chinadotcom invests on the basis of recommendations from international investment banks, as well as information and ratings provided by independent ratings agencies including Moody's Investors Service and Standard & Poor's. When purchasing or selling debt securities, chinadotcom's policy is to obtain between three and five competing quotes. Generally, a debt security's credit quality depends on the issuer's ability to pay interest on the amount borrowed and to repay principal. The lower the credit rating, the greater the risk the issuer will default or fail to meet their payment obligations, as determined by the rating agency.

chinadotcom's investment parameters continue to be conservative in 2003, as it maintains an investment portfolio consisting, mainly, of AAA-rated debt securities of U.S. government-sponsored enterprises, such as the Federal Home Loan Bank.

     chinadotcom's desire to improve the overall credit quality of its portfolio was due to the economic and political instability of 2002. As of April 30, 2003, 93.3% of chinadotcom's debt securities was invested in AAA-rated callable securities of U.S. government-sponsored enterprises, excluding cash not yet invested. At present, chinadotcom holds only one security that is rated lower than AAA. In the event of a downgrade in an investment to below BBB-, as rated by Standard & Poor's, or Baa3, as rated by Moody's Investors Service, chinadotcom will generally implement an orderly sale of the security in order to maintain a relatively conservative stance in its portfolio, although on a case-by-case basis chinadotcom may decide to retain these debt securities.

ROSS

     Ross is a software company that provides enterprise software solutions to manufacturers. Ross focuses on the food and beverage, life sciences, chemicals, metals and natural products industries. Ross' software has been implemented by over 1,000 customer companies worldwide. Ross' software addresses many aspects of a manufacturer's enterprise, from manufacturing, financial statements and supply chain management to customer relationship management, performance management and regulatory compliance.

                DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY

     After completion of the merger, chinadotcom currently intends that Peter Yip, Daniel Widdicombe, Steven Chan, Patrick Tinley and Robert Webster will serve as the directors of Ross, the surviving corporation, operating as a wholly owned subsidiary of chinadotcom. Under the merger agreement, after completion of the merger, the then-current officers of Ross will continue as the officers of Ross, operating as a wholly owned subsidiary of chinadotcom. Completion of the merger will not affect the composition of chinadotcom's board of directors.

                    DESCRIPTION OF CHINADOTCOM SHARE CAPITAL

     chinadotcom's authorized share capital consists of 800,000,000 Class A Common Shares, par value $0.00025 per share, referred to as common shares, and 5,000,000 undesignated preferred shares, par value of $0.001 per share. As of August 29, 2003, there were 100,952,824 common shares issued and outstanding and no preferred shares have been issued. There are no other authorized classes of common shares other than chinadotcom's Class A Common Shares.

     chinadotcom is a Cayman Islands company and its affairs are governed by its amended and restated memorandum and articles of association and the Companies Law (2003 Revision) of the Cayman Islands. The following are summaries of material provisions of chinadotcom's amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of chinadotcom's common shares.

COMMON SHARES

     General. All the outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. chinadotcom's shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

     Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder present in person or by proxy, before or on the declaration of the result of the show of hands.

     A quorum required for a meeting of shareholders consists of at least a number of shareholders present or by proxy and entitled to vote representing the holders of not less than one-third of chinadotcom's issued voting share capital. Shareholders' meetings are held annually and may be convened by the board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10% or more of chinadotcom's voting share capital. Advanced notice of at least ten days is required for the convening of shareholders' meetings.

     Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting of the company, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name or amending the Memorandum and Articles of Association. Holders of common shares, which are currently the only shares carrying the right to vote at chinadotcom general meetings, have the power, among other things, to elect directors, appoint auditors, and make changes in the amount of chinadotcom authorized share capital.

     Dividends. The holders of chinadotcom's common shares are entitled to receive such dividends as may be declared by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

     Liquidation. If the company is to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of chinadotcom's assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject such shareholder to liability.

     Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

UNDESIGNATED PREFERRED SHARES

     Pursuant to its memorandum and articles of association, chinadotcom's board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. The board of directors, without shareholder approval, can issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common shares. Subject to the directors' duty of acting in the best interest of the company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of the company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preferred shares have been issued, and chinadotcom has no present plans to issue any preferred shares.

RESTRICTIONS ON NONRESIDENT OR FOREIGN SHAREHOLDERS

     Under Cayman Islands law there are no limitations on the rights of nonresident or foreign shareholders to hold or vote chinadotcom's common shares.

INSPECTION OF BOOKS AND RECORDS

     Holders of chinadotcom's common shares have no general right under Cayman Islands law to inspect or obtain copies of chinadotcom's list of shareholders or chinadotcom's corporate records. However, chinadotcom will provide its shareholders with annual audited financial statements.

TRANSFER AGENT

     chinadotcom has appointed The Bank of New York as the transfer agent and registrar for the common shares.

SHAREHOLDERS LAWSUITS

     Based solely on chinadotcom's inspection of the Register of Writs and Other Originating Process in the Grand Court of the Cayman Islands, from the date of chinadotcom's incorporation, except for the petition filed by e-Planet Sdb Bhd, which was withdrawn on September 16, 2003, there were no actions or petitions pending against chinadotcom in the Grand Courts of the Cayman Islands as of the
close of business on October   , 2003.

                      COMPARISON OF RIGHTS OF CHINADOTCOM
                             AND ROSS STOCKHOLDERS

     The rights of Ross stockholders are currently governed by the Delaware General Corporation Law, or DGCL, and Delaware common law (together with the DGCL, "Delaware law"), Ross' certificate of incorporation, as amended and Ross' by-laws. As a result of the merger, Ross stockholders will receive chinadotcom common shares, the rights and privileges of which are governed by chinadotcom's amended and restated memorandum and articles of association, the Companies Law (2003 Revision) of the Cayman Islands (the "Companies law") and the common law of the Cayman Islands (together with the Companies law, "Cayman Islands law"). The Companies law is modeled after British corporate law but does not follow recent United Kingdom statutory enactments and differs from laws applicable to Delaware corporations and their stockholders.

     The following is a summary of material differences between the rights of holders of chinadotcom common shares under chinadotcom's amended and restated memorandum and articles of association and Cayman Islands law and the rights of Ross stockholders under Ross' certificate of incorporation and by-laws and Delaware law. This summary does not purport to be complete and is qualified in its entirety by reference to chinadotcom's amended and restated memorandum and articles of association, the Companies law, Ross' certificate of incorporation and by-laws and the DGCL. Copies of chinadotcom's amended and restated memorandum and articles of association and Ross' certificate of incorporation and by-laws are hereby incorporated by reference and will be sent to Ross stockholders upon request.

APPROVAL OF BUSINESS COMBINATIONS

ROSS                                               CHINADOTCOM
Generally, under Delaware law, unless the          The Companies law does not provide a
certificate of incorporation provides for          statutory merger procedure. However, there
the vote of a larger portion of the shares,        are statutory provisions that facilitate the
completion of a merger or consolidation, or        reconstruction and amalgamation of
the sale, lease or exchange of all or              companies. The proposed arrangement must be
substantially all of a corporation's assets        approved by a majority in number of each
or dissolution requires:                           class of shareholders and creditors with
                                                   whom the arrangement is to be made, and who
- approval of the board of directors; and          must in addition represent three-fourths in
                                                   value of each such class of shareholders or
- approval by the vote of the holders of a         creditors, as the case may be, that are
  majority of the outstanding shares or, if        present and voting either in person or by
  the certificate of incorporation provides        proxy at a meeting, or meetings convened for
  for more or less than one vote per share,        that purpose. The convening of the meetings
  a majority of the votes of the outstanding       and subsequently the proposed arrangement
  shares of a corporation entitled to vote         must be sanctioned by the Grand Court of the
  on the matter.                                   Cayman Islands.
The Ross certificate of incorporation
neither requires the affirmative vote of a
larger proportion than a majority of the
holders of shares of Ross common stock and
preferred stock for a merger or
consolidation nor provides for more or less
than one vote per share of the outstanding
shares of common stock or preferred stock.

APPRAISAL RIGHTS

ROSS                                               CHINADOTCOM
Delaware law generally provides stockholders       While a dissenting shareholder would have
of a corporation involved in a merger the          the right to express to the court the view
right to demand and receive payment of the         that the transaction should not be approved
fair value of                                      within one

their shares as determined by the Delaware         month of receiving notice of the
Chancery Court. Such appraisal rights are          arrangement, the court can be expected to
not available, however, to holders of              approve the arrangement if it is satisfied
shares:                                            that:
- listed on a national exchange;                   - the statutory provisions as to majority
                                                   vote have been complied with;
- designated as a national market system
  security on an interdealer quotation             - the shareholders have been fairly
  system operated by the National                  represented at the meeting in question;
  Association of Securities Dealers, Inc.;
  or                                               - the arrangement is such as a businessman
                                                   would reasonably approve; and
- held of record by more than 2,000
shareholders,                                      - the arrangement is not one that would more
                                                     properly be sanctioned under some other
unless the holders are required to accept in         provision of the Companies law.
the merger anything other than any
combination of:                                    When a take-over offer is made and accepted
                                                   by holders of 90% of the shares within four
- shares or depository receipts of the             months, the offeror may, within a two month
  surviving corporation in the merger;             period, require the holders of the remaining
                                                   shares to transfer such shares on the terms
- shares or depository receipts of another         of the offer. An objection can be made to
  corporation that, at the effective date of       the Grand Court of the Cayman Islands, but
  the merger, will be:                             would be unlikely to succeed unless there is
                                                   evidence of fraud, bad faith or collusion.
  (1) listed on a national securities
exchange;                                          If the arrangement and reconstruction is
                                                   thus approved, the dissenting shareholders
  (2) designated as a national market system       would have no rights comparable to appraisal
security on an interdealer quotation system        rights, which would otherwise ordinarily be
operated by the National Association of            available to dissenting shareholders of
Securities Dealers, Inc.; or                       United States corporations, providing rights
                                                   to receive payment in cash for the
  (3) held of record by more than 2,000            judicially determined value of the shares.
holders; or
- cash instead of fractional shares or
  depository receipts received.

                                       CUMULATIVE VOTING

ROSS                                               CHINADOTCOM
Under Delaware law, each stockholder is            Under chinadotcom's amended and restated
entitled to one vote per share of stock,           memorandum and articles of association, each
unless the certificate of incorporation            shareholder is entitled to one vote per
provides otherwise. In addition, under             share of stock, subject to any special
Delaware law, cumulative voting in the             rights, privileges or restrictions as to
election of directors is only permitted if         voting for the time being attached to any
expressly authorized in a corporation's            class or classes of shares.
certificate of incorporation. Ross'
certificate of incorporation does not
expressly authorize cumulative voting.

                                     STOCKHOLDER MEETINGS

ROSS                                               CHINADOTCOM
Delaware law requires that an annual meeting       The Companies law states that a general
of stockholders be held by every                   meeting of every company, other than an
corporation. The Ross by-laws provide that         exempted company, must be held at least once
annual meetings of the stockholders shall be       in every year. An exempted company is not
held on a date and time                            required to hold any

fixed by the board of directors. In the            meetings. chinadotcom's amended and restated
absence of such designation, the annual            memorandum and articles of association
meeting will be held on the third Tuesday          states that the company shall in each year
of November in each year (unless a holiday).       hold a general meeting as its annual general
                                                   meeting in addition to any other meeting in
The Ross by-laws provide that a special            that year and shall specify the meeting as
meeting of the stockholders may be called at       such in the notices calling it and not more
any time by the board of directors, the            than 15 months shall elapse (or such longer
chairman of the board, the president or one        period as Nasdaq may authorize) between the
or more stockholders holding shares in the         date of one annual general meeting of the
aggregate entitled to cast not less than ten       company and that of the next. So as long as
percent (10%) of the votes at such meeting.        the first annual general meeting of the
                                                   company is held within 15 months from the
                                                   date of its incorporation, it need not be
                                                   held in the year of its incorporation. The
                                                   annual general meeting must be held at such
                                                   time and place as the board shall appoint.

                                                   Additional general meetings may be convened
                                                   by the board or by written request of
                                                   shareholders holding not less than one-tenth
                                                   of the paid-up capital of the company which
                                                   carries the right of voting at general
                                                   meetings of the company. General meetings
                                                   may also be convened on the written
                                                   requisition of any one member of the company
                                                   which is a clearing house (or its nominee)
                                                   deposited at the registered office of the
                                                   company specifying the objects of the
                                                   meeting and signed by the requisitionist,
                                                   provided that such requisitionist held as of
                                                   the date of deposit of the requisition not
                                                   less than one-tenth of the paid up capital
                                                   of the company which carries the right of
                                                   voting at general meetings of the company.

QUORUM REQUIREMENTS

ROSS                                               CHINADOTCOM
Under the Ross by-laws, the presence, in           Under chinadotcom's amended and restated
person or by proxy, of the holders of a            memorandum and articles of association, the
majority of the outstanding voting power of        presence, in person or by proxy, of
the issued and outstanding Ross capital            one-third of the shareholders entitled to
stock constitutes a quorum for purposes of         vote at the meeting in question constitutes
all meetings of the stockholders.                  a quorum for purposes of a general meeting
                                                   of the shareholders.

ACTIONS BY WRITTEN CONSENT

ROSS                                               CHINADOTCOM
The Ross certificate of incorporation              Cayman Islands law provides that, if
prohibits action by written consent of             authorized in a company's articles of
stockholders.                                      association, shareholders may take action
                                                   requiring a special resolution without a
                                                   meeting only by unanimous consent.
                                                   chinadotcom's amended and restated
                                                   memorandum and articles of association

                                                   authorizes actions by written unanimous
                                                   written consent of the shareholders.

RIGHTS AGREEMENT

ROSS                                               CHINADOTCOM
In 1998, the board of directors of Ross            chinadotcom does not have a shareholder
adopted a preferred share rights agreement,        rights agreement.
that, as amended, provides for the
distribution one preferred share purchase
right for each share outstanding of Ross
common stock. The rights become exercisable
only in the event, with specified exceptions
(including exceptions with respect to
acquisitions of shares of Ross common stock
by Benjamin W. Griffith, III) that an
acquiring party accumulates 15% or more of
the outstanding shares of Ross common stock
or Ross is acquired in a merger or other
business combination transaction or 50% or
more of its consolidated assets or earnings
power are sold after a party acquires 15% or
more of the outstanding shares of Ross
common stock. The rights will not become
exercisable as a result of the merger
because of an amendment made to the rights
agreement immediately prior to the approval
of the merger. Each right entitles the
registered holder to purchase from Ross one
one-thousandth of a share of Ross' Series B
Participating Preferred Stock at an exercise
price of $21.75, subject to adjustment. The
rights expire on August 31, 2008 (or, if the
merger is consummated, immediately prior to
the effective time of the merger).

DIVIDENDS AND DISTRIBUTIONS

ROSS                                               CHINADOTCOM
Under Delaware law, the board of directors,        Under Cayman Islands law, the board of
subject to any restrictions in the                 directors may declare the payment of
corporation's certificate of incorporation,        dividends to the shareholders out of:
may declare and pay dividends out of:
                                                   - profits; or
- surplus of the corporation, which is
  defined as net assets less statutory             - the "share premium account," which
  capital; or                                        represents the excess of the price paid to
                                                     the company on issue of its shares over
- if no surplus exists, out of the net               the par or nominal value of those shares.
  profits of the corporation for the year in
  which the dividend is declared and/or the        However, no dividends may be paid if, after
  preceding year.                                  payment, the company would not be able to
                                                   pay its debts as they come due in the
If, however, the capital of the corporation        ordinary course of business.
has been diminished to an amount less than
the aggregate amount of capital represented
by the

issued and outstanding shares of all classes       No Cayman Islands laws or regulations
having preference upon the distribution of         restrict the import or export of capital or
assets, the board may not declare and pay          affect the payment of dividends to
dividends out of the corporation's net             non-resident holders of ordinary shares.
profits until the deficiency in the capital
has been repaired.

SHARE REPURCHASES

ROSS                                               CHINADOTCOM
Under Delaware law, any corporation may            Under Cayman Islands law, shares of a Cayman
purchase or redeem its own shares, except          Islands company may, if so authorized by its
that generally it may not purchase or redeem       articles of association, be redeemed or
such shares if the capital of the                  repurchased. Shares may only be redeemed or
corporation is impaired at the time or would       purchased out of the profits of the company,
become impaired as a result of the                 out of the proceeds of a fresh issue of
redemption.                                        shares made for that purpose or out of
                                                   capital, provided that the company has the
                                                   ability to pay its debts as they come due in
                                                   the ordinary course of business.

NUMBER OF DIRECTORS

ROSS                                               CHINADOTCOM
The Ross by-laws provide that the number of        Under chinadotcom's amended and restated
directors on its board will not be less than       memorandum and articles of association, the
five or more than seven. The current number        minimum number of directors is one and the
of directors of Ross is five.                      maximum number of directors is fifteen
                                                   (exclusive of alternate directors). The
                                                   current number of directors of chinadotcom
                                                   is six. chinadotcom's amended and restated
                                                   memorandum and articles of association
                                                   requires it to maintain a minimum of three
                                                   independent directors on its board so long
                                                   as the shares of the company are listed on
                                                   the Nasdaq National Market.

VACANCIES ON THE BOARD OF DIRECTORS

ROSS                                               CHINADOTCOM
The Ross by-laws provide that vacancies on         chinadotcom's amended and restated
the board of directors may be filled by a          memorandum an articles of association
majority vote of the remaining directors,          provides that any vacancy on the board of
with the exception that a vacancy created by       directors may be filled by the board of
the removal of a directors by a majority           directors or by an ordinary resolution of
vote of the stockholders or by court order         the shareholders. Such resolution requires a
may be filled only by the affirmative vote         simple majority of the votes of such
of a majority of the shares represented and        shareholders of the company as, being
voting at a stockholder meeting at which a         entitled to do so, vote in person or, where
quorum is present.                                 proxies are allowed, by proxy or, in the
                                                   case of corporations, by their duly
                                                   authorized representatives. Any director
                                                   appointed by the board of directors shall
                                                   hold office only until the next following
                                                   annual general meeting of the company and
                                                   shall then be eligible for re-election at
                                                   that meeting.

REMOVAL OF DIRECTORS

ROSS                                               CHINADOTCOM
The Ross by-laws provide that directors may        chinadotcom's amended and restated
be removed by a majority vote of the               memorandum and articles of association
stockholders.                                      provides for a classified board of directors
                                                   and also provide that a director may be
                                                   removed by the special resolution of the
                                                   shareholders. Such a special resolution
                                                   requires not less than two-thirds of the
                                                   votes of the shareholders, as further
                                                   described in "-- Amendment of Governing
                                                   Documents," below. In addition, a director
                                                   may be removed by notice in writing served
                                                   upon him signed by not less than
                                                   three-fourths in number (or, if that is not
                                                   a round number, the nearest lower round
                                                   number) of all directors (including the
                                                   removed director) then in office.

AMENDMENT OF GOVERNING DOCUMENTS

ROSS                                               CHINADOTCOM
Under Delaware law, Ross' certificate of           Under the Companies law, amendment of
incorporation may only be amended by a vote        chinadotcom's memorandum and articles of
of the holders of a majority of the                association requires a special resolution
outstanding shares of Ross capital stock.          passed by the shareholders. Under the
The by-laws of Ross may be amended by the          Companies law, a resolution is a special
board of directors of Ross.                        resolution when:
                                                   - it has been passed by a majority of not
                                                     less than two-thirds (or such greater number
                                                     as may be specified in the articles of
                                                     association of the company) of such
                                                     shareholders as, being entitled to do so,
                                                     vote in person or, if proxies are allowed,
                                                     by proxy at a general meeting of which
                                                     notice specifying the intention to propose
                                                     the resolution as a special resolution has
                                                     been duly given; or
                                                   - if so authorized by its articles of
                                                     association, it has been approved in writing
                                                     by all of the shareholders entitled to
                                                     vote at a general meeting of the company
                                                     in one or more instruments each signed by
                                                     one or more of such shareholders, and the
                                                     effective date of the special resolution
                                                     shall be the date on which the instrument
                                                     or the last of such instruments, if more
                                                     than one, is executed.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

ROSS                                               CHINADOTCOM
The Ross by-laws provide that Ross will            The Companies law does not limit the extent
indemnify, to the fullest extent permitted         to which a company's articles of association
by the DGCL, its directors and officers            may provide for indemnification of officers
against expenses                                   and


(including attorney's fees), judgments, fines      directors, except to the extent any such
and amounts paid in settlement incurred in         provision may be held by the Cayman Islands
connection with any action, suit or proceeding     courts to be contrary to public policy, such
to which such person is or was a party due to      as to provide indemnification against civil
the fact that such person was a director or        fraud or the consequences of committing a
officer or Ross.                                   crime.
The DGCL permits indemnification so long as        chinadotcom's amended and restated
the director, officer, employee or agent of        memorandum and articles of association
the corporation acted in good faith, in the        provides for indemnification of officers and
best interests of the corporation and, with        directors for all actions, proceedings,
respect to criminal matters, had no                charges, losses, damages, costs and expenses
reasonable cause to believe that the actions       incurred in their capacities as such, except
in question were unlawful. No                      such (if any) as they may incur or sustain
indemnification is permitted where the             by or through their own willful neglect or
person has been adjudged liable to the             default respectively.
corporation, unless a court finds the
director, officer, employee or agent
entitled to such indemnification.


LIMITED LIABILITY OF DIRECTORS

ROSS                                               CHINADOTCOM
Ross' certificate of incorporation provides        Cayman Islands law will not allow the
that, to the fullest extent permitted by the       limitation of a director's liability for his
DGCL, its directors will not be personally         own fraud, willful neglect or willful
liable to Ross.                                    default.
The DGCL permits the limitation of a               chinadotcom's amended and restated
director's liability except with respect to        memorandum and articles of association
(a) any breach of duty of loyalty to the           provide that no director, officer or trustee
corporation or its stockholders; (b) acts or       will be answerable for the acts, receipts,
omissions not in good faith or which involve       neglects or defaults of any other director,
intentional misconduct or a knowing                officer or trustee or for joining in any
violation of the law; (c) under Section 174        receipt for the sake of conformity or for
of the DGCL (declaration of an improper            the solvency or honesty of any banker or
dividend or improper redemption of stock);         other persons with whom any monies or
or (d) any transaction from which the              effects belonging to the company may be
director derived any improper personal             lodged or deposited for safe custody or for
benefit.                                           any insufficiency of any security upon which
                                                   any monies of the company may be invested or
                                                   for any other loss or damage due to any such
                                                   cause as aforesaid or which may happen in or
                                                   about the execution of his office or trust
                                                   unless the same shall happen through the
                                                   willful neglect or default of such director,
                                                   officer or trustee.

CORPORATE GOVERNANCE

ROSS                                               CHINADOTCOM
Delaware law generally prohibits interested        There are no restrictions on transactions
director transactions, except in specified         with directors under Cayman Islands law.
instances. Delaware law provides that the          Transactions between the company and
board of directors owe fiduciary duties of         directors or parties related to directors
care and loyalty to corporations for which         are not prohibited, provided that such
they serve as directors. Directors of              director must, if his interest in such
Delaware corporations also owe fiduciary           contract or arrangement is material, declare
duties of care and loyalty to stockholders.        the nature of his interest at the earliest
Directors are obligated to exercise informed       meeting of the board of directors at which
business judgment in performance of their          it is practicable for him to do so, either
duties.                                            specifically or by way of a

                                                   general notice stating that, by reason of
                                                   the facts specified in the notice, he is
                                                   to be regarded as interested in any
                                                   contracts of a specified description which
                                                   may subsequently be made by chinadotcom.
                                                   However, under Cayman Islands common law,
                                                   directors must exercise a duty of care and
                                                   owe a fiduciary duty to the companies for
                                                   which they serve as directors.

STOCKHOLDER SUITS

ROSS                                               CHINADOTCOM
Under Delaware law, a stockholder may bring        In principle, a Cayman Islands company will
a derivative action on behalf of the               normally be the proper plaintiff in a an
corporation to enforce the rights of the           action to enforce the rights of the company,
corporation. Delaware law expressly                and a derivative action may not be brought
authorizes stockholder derivative suits on         by a minority shareholder. However, based on
the condition that the stockholder either          English authorities, including the Foss v.
held the stock at the time of the                  Harbottle case, which would in all
transaction of which the stockholder               likelihood be of persuasive authority in the
complains, or acquired the stock thereafter        Cayman Islands, exceptions to the foregoing
by operation of law and continues to hold it       principle permit a minority shareholder in a
throughout the duration of the suit. An            Cayman Islands company to commence a class
individual may also commence a class action        action against, or a derivative action in
suit on behalf of himself and other                the name of, the company to challenge:
similarly situated stockholders where the
requirements for maintaining a class action        - an act which is beyond the corporate power
under Delaware law have been met. A                  of the company or illegal;
plaintiff instituting a derivative suit is
required to serve a demand on the                  - an act which constitutes a fraud against
corporation before bringing suit, unless             the company or the minority shareholders; or
such demand would be futile.
                                                   - an act that requires approval by a greater
                                                     percentage of the company's shareholders
                                                     than actually approved it.

RESTRICTIONS ON BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

ROSS                                               CHINADOTCOM
The DGCL restricts "business combinations"         The Companies law does not restrict business
-- including mergers, sales and leases of          combinations with interested shareholders.
assets, issuances of securities and similar
transactions -- between a Delaware
corporation and an "interested stockholder"
(who beneficially owns 15% or more of a
corporation's voting shares for a period of
three years after the interested stockholder
acquired its 15% position, unless certain
exceptions are satisfied) for a period of
three years following the time that such
stockholder became an interested
stockholder, unless:
- the business combination, or the
  transaction that resulted in the
  interested stockholder

  becoming an interested stockholder, was
  approved by the corporation's board of
  directors before the other party to the
  business combination became an interested stockholder;

- upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting shares of the corporation outstanding at the commencement of the transaction (excluding voting shares owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender shares held by the plan); or
- the business combination was approved by the corporation's board of directors and ratified by 66% of the voting shares that the interested stockholder did not own.
  The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.
  The term "business combination" is defined generally to include:
- mergers or consolidations between the
  corporation and an interested stockholder;
- transactions with an interested
  stockholder involving the assets or shares of the corporation or its majority-owned subsidiaries; and
- transactions that increase an interested stockholder's percentage ownership of shares.


INSPECTION OF BOOKS AND RECORDS

ROSS                                               CHINADOTCOM
Delaware law provides each Ross stockholder        Holders of chinadotcom common shares will
with the right:                                    have no general right under Cayman Islands
                                                   law to inspect or obtain copies of
- to inspect the corporation's stock ledger,       chinadotcom's list of shareholders or
  a list of its stockholders, and its other        corporate records.
  books and records; and
                                                   Although there is no general public right of
                                                   inspection under the Companies law, there
                                                   are

- to make copies or extracts of those              provisions of the Companies law that
  records during normal business hours;            permit inspection. The Grand Court of the
                                                   Cayman Islands may appoint an inspector upon
provided that, the stockholder makes a             application of one-fifth of shareholders of
written request under oath stating the             a company or the company itself may appoint
purpose of his inspection, and the                 an inspector by special resolution. The
inspection is for a purpose reasonably             inspector will then inspect books and
related to the person's interest as a              records and issue a report, to the Court if
stockholder.                                       the inspector is Court appointed and to the
                                                   company if the inspector is company
                                                   appointed. Reports to the Court will not be
                                                   open to public inspection. The report will
                                                   be admissible as evidence in any legal
                                                   proceedings.


                                APPRAISAL RIGHTS

     If the merger is completed, holders of shares of Ross common stock are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, provided that they strictly comply with the conditions established by Section 262.

     Section 262 is reprinted in its entirety as Annex F to this proxy statement/prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex F. This discussion and Annex F should be reviewed carefully by any Ross stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to strictly comply with the procedures set forth in this section of the proxy statement/prospectus or
Section 262 will result in the loss of appraisal rights.

     A record holder of shares of Ross common stock:

     - who makes the demand described below with respect to those shares;

     - who continuously is the record holder of those shares through the effective time of the merger;

     - who otherwise complies with the statutory requirements of Section 262;
       and

     - who neither votes in favor of the merger agreement nor consents to such approval in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her shares of Ross common stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of Ross common stock" are to the record holder or holders of shares of Ross common stock. Except as set forth in this section, Ross stockholders will not be entitled to appraisal rights in connection with the merger.

     Under Section 262, where a merger agreement is to be submitted for approval at a meeting of stockholders, such as the annual meeting, the corporation, not less than 20 days prior to the meeting, must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/prospectus shall constitute that notice to the record holders of Ross common stock.

     Holders of shares of Ross common stock who desire to exercise their appraisal rights must not vote in favor of the merger agreement, and must deliver a separate written demand for appraisal to Ross prior to the vote by Ross' stockholders on the merger agreement at the annual meeting. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Ross of the identity of the stockholder of record and that such stockholder intends to demand appraisal of his or her shares of Ross common stock. A proxy or vote against the merger agreement will not by itself constitute such a demand. Within 10 days after the effective time of the merger, Ross must provide notice of the effective time of the merger to all stockholders who have complied with Section 262 and have not voted in favor of or consented to the merger.

     A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to the attention of Ross' Corporate Secretary at Ross' offices located at 2 Concourse Parkway, Suite 800, Atlanta, Georgia 30328.

     A person having a beneficial interest in shares of Ross common stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized in this section properly and in a timely manner to perfect appraisal rights. If the shares of Ross common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares of Ross common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds shares of Ross common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

     A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of Ross common stock as a nominee for several beneficial owners, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Ross common stock outstanding in the name of that record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedure for the making of a demand for appraisal by such a nominee.

     Within 120 days after the effective time of the merger, either Ross or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on Ross' part to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that Ross will file such a petition or that Ross will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Ross common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in
Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the applicable provisions of
Section 262 will be entitled, upon written request, to receive from Ross a statement setting forth the aggregate number of shares of Ross common stock not voting in favor of the merger agreement and with respect to which demands for appraisal were received by Ross and the number of holders of such shares. This statement must be mailed by the later of:

     - within 10 days after the written request for this statement has been received by Ross; or

     - within 10 days after the expiration of the period for the delivery of demands as described above.

     If a petition for an appraisal is timely filed and a copy of that petition is served upon Ross, Ross will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all of the Ross stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation on those certificates of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Ross common stock owned by those stockholders, determining the fair value of those shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

     ALTHOUGH ROSS BELIEVES THAT THE MERGER CONSIDERATION IS FAIR, NO REPRESENTATION IS MADE AS TO THE OUTCOME OF THE APPRAISAL OF FAIR VALUE AS DETERMINED BY THE DELAWARE COURT OF CHANCERY, AND ROSS' STOCKHOLDERS SHOULD RECOGNIZE THAT AN APPRAISAL COULD RESULT IN A DETERMINATION OF A VALUE HIGHER OR LOWER THAN, OR THE SAME AS, THE MERGER CONSIDERATION.

     Moreover, Ross does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of

Section 262, the "fair value" of a share of Ross common stock is less than the merger consideration. In determining "fair value," the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the combined company.
Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof, as of the date of the merger and not the product of speculation, may be considered."

     The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Court deems equitable in the circumstances. However, costs do not include legal and expert witness fees. Each dissenting stockholder is responsible for his or her legal and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by a dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable legal fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any holder of shares of Ross common stock who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to that demand or to receive payment of dividends or other distributions on those shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time.

     At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw his or her demand for appraisal and to accept the merger consideration. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, Ross' stockholders' rights to appraisal shall cease, and all holders of shares of Ross common stock will be entitled to receive the merger consideration. Since Ross has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Ross common stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw his or her demand for appraisal by delivering to Ross a written withdrawal of the demand for appraisal and acceptance of the merger consideration, except:

     - that any such attempt to withdraw made more than 60 days after the effective time of the merger will require Ross' written approval; and

     - that no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the material U.S. federal income tax consequences of the merger and of the ownership and disposition of chinadotcom shares.

     This discussion does not purport to be a comprehensive description of all the U.S. federal income tax consequences that may be relevant to any particular Ross stockholder. In particular, the discussion addresses only U.S. holders that hold their Ross common stock and that will hold their chinadotcom common shares as capital assets. The discussion does not address U.S. state or local taxation.

     As used in this discussion, the term "U.S. holder" means, before the merger, a beneficial owner of Ross common stock, and, after the merger, a beneficial owner of chinadotcom common shares, who is for U.S. federal income tax purposes an individual U.S. citizen or resident, a U.S. corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Ross stock or chinadotcom shares, as the case may be.

     This discussion does not address the tax treatment of Ross stockholders that are subject to special rules, such as foreign persons, tax-exempt entities, banks, insurance companies, dealers in securities, persons that elect mark-to-market treatment, persons that hold Ross preferred stock, persons that hold their Ross stock or that will hold their chinadotcom shares as a position in part of a straddle, conversion transaction, constructive sale or other integrated investment, persons that own or will own directly or indirectly ten percent (10%) or more of chinadotcom's voting shares, persons whose functional currency is not the U.S. dollar, persons that exercise their right to dissent from the merger, and persons that received their Ross stock by exercising employee stock options or otherwise as compensation.

     This discussion is based on existing U.S. federal income tax law including the Internal Revenue Code of 1986, as amended (or the Code), statutes, regulations, administrative rulings and court decisions, all as in effect on the date of this document. All of these authorities are subject to change, or change in interpretation (possibly with retroactive effect). The discussion assumes that the merger will be completed in accordance with the terms of the merger agreement and that the non-stock consideration paid pursuant to such agreement exceeds 20% of the total consideration. Any change in any of the foregoing authorities or failure of the assumptions to be true could alter the tax consequences discussed below.

     STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL INCOME TAX AND ANY ESTATE, INHERITANCE, GIFT, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF CHINADOTCOM SHARES.

     This discussion represents the views of Paul Hastings Janofsky & Walker LLP, special tax counsel to chinadotcom, and, to the extent it describes matters of law and legal conclusions, this discussion is, in the opinion of Paul Hastings Janofsky & Walker LLP, a fair and accurate summary of the material U.S. federal income tax consequences of the merger and the ownership and disposition of chinadotcom shares.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  CONSEQUENCES OF THE MERGER TO U.S. HOLDERS

     A U.S. holder of Ross stock will recognize taxable gain or loss equal to the difference between the fair market value, as of the effective time of the merger, of the chinadotcom shares received plus the cash received (including cash in lieu of fractional shares), and the holder's tax basis in its Ross stock exchanged in the merger. Any taxable gain or loss recognized in connection with the merger will generally be treated as capital gain or loss and will be long-term capital gain or loss with respect to Ross stock held for more than 12 months at the effective time of the merger. Under recently enacted legislation, the maximum rate of tax on long term capital gain is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to certain limitations. The aggregate tax basis of the chinadotcom shares received in the merger by a Ross stockholder will be equal to their fair market value as of the effective time of the merger. The holding period of such chinadotcom shares will begin the day after the closing of the merger.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information reporting and backup withholding with respect to the amount of cash received may be required unless the U.S. holder provides proof of an applicable exemption or a valid taxpayer identification number and otherwise complies with applicable backup withholding rules. Any amount withheld under backup withholding rules is not an additional tax and may be refunded or credited against your federal income tax liability as long as the requisite information is timely furnished to the IRS.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION

     The following is a discussion of the material U.S. federal income tax considerations related to the ownership and disposition by U.S. holders of chinadotcom common shares.

  PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a "passive foreign investment company," or PFIC, under Section 1297 of the Code. Based on an analysis of its income and assets for the year 2002, chinadotcom believes that it was a PFIC during 2002, and based upon an analysis of its projected income and assets for the year 2003, chinadotcom believes that it may be a PFIC during 2003. PFIC status depends upon the composition of income and assets and the market value of assets from time to time, which may be especially volatile in a technology-related enterprise, and therefore, there can be no assurance that chinadotcom will not be classified as a PFIC for 2003 or any future tax year.

     PFIC Status. chinadotcom will be a PFIC with respect to a U.S. holder if, for any taxable year in which the holder owns common shares, at least 75% of chinadotcom's gross income for such taxable year is passive income or at least 50% of chinadotcom's assets, measured by value on a quarterly average basis, produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities, gains from assets that produce passive income, net income from notional principal contracts and certain payments with respect to securities loans. If chinadotcom owns, directly or indirectly, at least 25% by value of the stock of another corporation, it will be treated as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

     Taxation of Excess Distributions (Including Gain on Sale of chinadotcom Shares). Subject to the discussion of the qualified electing fund, or QEF, election and the mark-to-market election below, if chinadotcom were a PFIC for any taxable year during which a U.S. holder holds shares, the U.S. holder would be subject to special tax rules, regardless of whether chinadotcom ceased to be a PFIC in a subsequent year, with respect to any excess distributions and any gain from the sale or disposition (including an indirect disposition, such as a pledge) of its chinadotcom shares. An excess distribution is the amount of any distribution by chinadotcom to a U.S. holder, possibly including any return of capital distributions, received by the holder in a taxable year, that is greater than 125% of the average annual distributions received by the holder in the three preceding taxable years, or the holder's holding period for the chinadotcom shares, if shorter. An excess distribution includes gain from the sale or other disposition of shares in a PFIC.

     Under the special tax rules above, any excess distribution, including any gain from a subsequent sale or other disposition of chinadotcom shares, would be allocated ratably over the U.S. holder's holding period. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which chinadotcom was a PFIC during the holder's holding period would be treated as ordinary income in the year in which the excess distribution occurs. The amount allocated to each other year would be taxed as ordinary income at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax for such year would be imposed on the resulting tax attributable to such year.

     If chinadotcom is a PFIC in any year, U.S. holders will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to the chinadotcom common shares and any gain realized on the sale or other disposition of such shares.

     QEF Election. As an alternative to the special excess distribution rules above, a U.S. holder can make a QEF election to include annually its pro rata share of a PFIC's ordinary earnings and net capital gain currently in income each year, regardless of whether or not dividend distributions are actually made. This means a U.S. holder could have a tax liability attributable to the earnings or gain without a corresponding receipt of cash. The U.S. holder's basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to the U.S. holder. Each U.S. holder who desires QEF treatment must individually make a QEF election with a timely filed U.S. federal income tax return for the year in question.

     If a U.S. holder makes a QEF election with respect to stock of a foreign corporation in the first year in which the foreign corporation is a PFIC during such holder's holding period, then the U.S. holder will not be subject to the special rules discussed above regarding the treatment of excess distributions and gain from the sale or other disposition of PFIC stock. Such a PFIC is referred to as a "pedigreed QEF" with respect to such electing U.S. holder. If a U.S. holder makes a QEF election in a year after the first year in which the foreign corporation is a PFIC during such holder's holding period, then the U.S. holder will remain subject to the special excess distribution rules discussed above, subject to certain modifications to account for any year during which the holder's QEF election is in effect. Such a PFIC is referred to as an "unpedigreed QEF." A U.S. holder may make a special "deemed sale" election in conjunction with the QEF election under which it would be treated as if it sold its PFIC shares in a taxable transaction as of the effective date of the election. A U.S. holder that makes such an election will thereafter be treated as owning a pedigreed QEF. However, any gain recognized on the deemed sale would be treated as an excess distribution subject to the special excess distribution rules discussed above and thus would be taxed at ordinary income rates.

     If chinadotcom is a pedigreed QEF with respect to an electing U.S. holder, then excess distributions (including sales proceeds) received by the holder with respect to those shares would not be subject to the special excess distribution rules discussed above, and a subsequent sale or other disposition by the holder of those shares would generally result in capital gain or loss. If chinadotcom is instead an unpedigreed QEF with respect to an electing U.S. holder, distributions and gain from a subsequent sale or other disposition of the holder's shares would be subject to the special excess distribution rules discussed above (subject to certain modifications to account for any year during which the holder's QEF election is in effect) and no portion of any gain on the subsequent sale or other disposition of such shares would be treated as capital gain.

     U.S. holders that exchange their Ross stock for chinadotcom shares in the merger will have a holding period with respect to such shares that begins the day after the closing of the merger, and thus, if a timely QEF election is made with respect to such chinadotcom shares for the year of the merger (and the holder owns no other chinadotcom shares), chinadotcom should be treated as a pedigreed QEF with respect to such electing holder as long as the holder complies with the QEF election requirements.

     To make a QEF election a U.S. holder will need to obtain an annual information statement from the PFIC setting forth the earnings and capital gains for the year. As a PFIC, chinadotcom would supply the PFIC annual information statement to any shareholder or former shareholder who requests it. In general, a U.S. holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election will apply (as discussed above). A U.S. holder will be permitted to make a retroactive election in particular circumstances, including if the U.S. holder had a reasonable belief that the foreign corporation was not a PFIC and filed a protective election.

     Although chinadotcom generally will be treated as a PFIC as to any U.S. holder if it is a PFIC for any year during a U.S. holder's holding period, if chinadotcom ceases to satisfy the requirements for PFIC classification in a future year, a U.S. holder may avoid such classification for such future year and subsequent years if (1) chinadotcom is a pedigreed QEF with respect to the U.S. holder, or (2) the holder elects to recognize gain based on the realized appreciation in the chinadotcom shares through the close of the last tax year in which chinadotcom was classified as a PFIC. Any gain recognized as a result of such election would be treated as ordinary income and possibly subject to an interest charge.

ROSS STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO WHETHER TO MAKE A QEF ELECTION OR A PROTECTIVE ELECTION AND AS TO THE TAX CONSEQUENCES OF THE QEF OR PROTECTIVE ELECTION TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

     Mark-to-Market Election. As a second alternative to the special excess distribution rules discussed above, a U.S. holder may elect to treat its chinadotcom shares that constitute marketable stock as if those shares were sold and immediately repurchased by the U.S. holder at the close of each taxable year, known as a "mark-to-market election." chinadotcom expects that the chinadotcom common shares will be marketable within the meaning of the applicable U.S. Treasury regulations.

     If the mark-to-market election is made, the electing U.S. holder would be required to include as ordinary income in any taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of its chinadotcom shares at the close of such year over the holder's adjusted basis in the shares. For each taxable year for which the election is in effect, the U.S. holder would be allowed an ordinary deduction in an amount equal to the excess, if any, of the holder's adjusted basis over the fair market value of its chinadotcom shares at the close of such year, up to the amount of any prior income inclusions attributable to the election that have not previously been taken into account in calculating allowable deductions. The U.S. holder's basis in its shares would be increased by the amount of any ordinary income, and reduced by the amount of any deduction, attributable to the mark-to-market election.

     In the case of a sale or other disposition of chinadotcom shares as to which a mark-to-market election is in effect, any gain realized on the sale or other disposition would be treated as ordinary income. Any loss realized on the sale or other disposition would be treated as an ordinary deduction, up to the amount of any prior income inclusions attributable to the mark-to-market election that have not previously been taken into account in calculating allowable deductions, and as a capital loss to the extent of any excess.

ROSS STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO WHETHER TO MAKE A MARK-TO-MARKET ELECTION AND AS TO THE TAX CONSEQUENCES OF SUCH ELECTION TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

     chinadotcom has made its 2002 PFIC annual information statement and other PFIC-related information available under a link entitled "PFIC" on its corporate website which may be accessed at http://www.corp.china.com/. Information contained on the website does not constitute a part of this registration statement.

  DIVIDENDS

     Subject to the discussion in "Passive Foreign Investment Company Rules" above, in the event that a U.S. holder receives a distribution with respect to its chinadotcom shares, other than pro rata distributions of chinadotcom shares or rights with respect to such shares, the U.S. holder will be required to include the distribution in gross income as a taxable dividend to the extent such distribution is paid from current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of chinadotcom's current and accumulated earnings and profits will first be treated as a nontaxable return on capital to the extent of the U.S. holder's basis in the common shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by chinadotcom will not be eligible for the corporate dividends received deduction. In addition, dividends paid by chinadotcom at a time when it is classified as a PFIC will not be eligible for recently enacted, capital gains rates applicable to "qualified dividends." The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

  DISPOSITIONS

     Subject to the discussion in "Passive Foreign Investment Company Rules" above, gain or loss realized by a U.S. holder on the sale or other disposition of the chinadotcom shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that holder's tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for the shares exceeds one year at the time of the sale or exchange. Under recently enacted legislation, the maximum rate of tax on long term capital gain is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to certain limitations.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information reporting and backup withholding with respect to dividends and proceeds from the sale or disposition of chinadotcom shares may be required unless the U.S. holder provides proof of an applicable exemption or a valid taxpayer identification number and otherwise complies with applicable backup withholding rules. Any amount withheld under backup withholding rules is not an additional tax and may be refunded or credited against the holder's federal income tax liability as long as the requisite information is timely furnished to the IRS.

                          ROSS EXECUTIVE COMPENSATION

     The following information is provided by Ross.

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation earned during each of Ross' last three fiscal years by Ross' Chief Executive Officer, and each of Ross' four other most highly compensated executive officers, based on salary and bonus earned during fiscal 2003 (the "Named Executive Officers").

                                                                                    LONG TERM
                                                   ANNUAL COMPENSATION         COMPENSATION AWARDS
                                                -------------------------   -------------------------
                                                                OTHER       SECURITIES
                                                                ANNUAL      UNDERLYING    ALL OTHER
NAME AND                   FISCAL                            COMPENSATION    OPTIONS/    COMPENSATION
PRINCIPAL POSITION          YEAR    SALARY(4)   BONUS(4)         (1)        SARS(#)(2)       (3)
------------------         ------   ---------   --------     ------------   ----------   ------------
J. Patrick Tinley........   2003    $315,000    $165,600(4)    $12,000       100,000        $2,000
  Chairman and Chief        2002     307,500     114,000        10,400        15,000         2,000
  Executive Officer         2001     292,500      41,400        10,400        12,000         1,000
Robert B. Webster........   2003    $210,000    $110,400(4)    $12,000        70,000        $2,000
  Executive Vice            2002     205,000     100,000        12,000        10,000         2,000
  President, and            2001     195,000      43,000        12,000         9,000         1,000
     Secretary
Gary Nowacki.............   2003    $179,800    $120,006(5)    $10,000         5,000        $2,000
  VP, North American        2002     179,800      56,481        10,000        10,000         2,000
  Sales                     2001     142,000      67,500        10,000         6,500         1,000
Rick Marquardt...........   2003    $200,000    $ 62,540(6)    $10,000        10,000        $2,000
  Senior VP, World          2002     141,160      14,123         7,500        10,000         2,000
  Wide Sales and
  Marketing
Eric W. Musser...........   2003    $175,000    $ 44,275(4)    $10,000        10,000        $2,000
  VP, Development           2002     178,875      50,000        10,000        10,000         2,000
                            2001     151,125      19,000        10,000         9,000         1,000

---------------

(1) The amounts included in Other Annual Compensation include auto allowance.

(2) Ross has not granted any stock appreciation rights (SARs).

(3) Represents amounts contributed to Ross' 401(k) plan, on behalf of the officer by Ross and premiums paid by Ross on behalf of the officer for term life insurance.

(4) Represents a bonus earned in fiscal 2002 and paid in fiscal 2003.

(5) Includes a bonus in the amount of $22,997 earned in fiscal 2002 and paid in fiscal 2003.

(6) Includes a bonus in the amount of $6,490 earned in fiscal 2002 and paid in fiscal 2003.

OPTION/SAR GRANTS IN FISCAL YEAR ENDED JUNE 30, 2003

     The following table describes the grant of options to the Named Executive Officers during fiscal 2003.

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                               ANNUAL RATES OF STOCK
                                                                              PRICE APPRECIATION FOR
                                       INDIVIDUAL GRANTS IN FISCAL 2003           OPTION TERM(4)
                       NUMBER OF    ---------------------------------------   -----------------------
                       SECURITIES     PERCENT OF
                       UNDERLYING       TOTAL
                        OPTIONS/     OPTIONS/SARS
                          SARS        GRANTED TO     EXERCISE
                        GRANTED      EMPLOYEES IN      PRICE     EXPIRATION
NAME                     (#)(1)     FISCAL YEAR(2)   ($/SH)(3)    DATE(2)        5%           10%
----                   ----------   --------------   ---------   ----------   ---------   -----------
J. Patrick Tinley....    50,000          19.8%         7.26      9/24/2012     591,289       941,529
J. Patrick Tinley....    50,000          19.8%         7.95      12/5/2012     647,486     1,031,013
Robert B. Webster....    50,000          19.8%         7.26      9/24/2012     591,289       941,529
Robert B. Webster....    20,000           7.9%         7.95      12/5/2012     258,994       412,405
Rick Marquardt.......    10,000           4.0%         7.26      9/24/2012     118,258       188,306
Eric W. Musser.......    10,000           4.0%         7.26      9/24/2012     118,258       188,306
Gary Nowacki.........     5,000           2.0%         7.25      11/4/2012      59,047        94,023

---------------

(1) Ross has not granted any SARs.

(2) Based on an aggregate of 252,828 options granted to all employees during the fiscal year. Options granted in fiscal year 2003 expire in 2012 or 2013 and typically vest annually over four years from the date of grant.

(3) All options were granted at an exercise price equal to the fair market value based on the closing market value of Ross' common stock on the Nasdaq National Market on the date of grant.

(4) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their terms assuming the specified compounded rates of appreciation on Ross' common stock over the terms of the options. These numbers are calculated based on the Commission's rules and do not reflect Ross' estimate of future stock price appreciation. Actual gains, if any, are dependent on the timing of option exercises and the future performance of Ross' common stock. There can be no assurances that the rates of appreciation assumed in this table can be achieved or that the individuals will realize the amounts reflected.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table provides information related to options exercised by the Named Executive Officers during fiscal 2002 and the number and value of options held at June 30, 2003. Ross has not granted any SARs.

                                                       NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                          OPTIONS/SARS AT               OPTIONS/SARS AT
                             SHARES       VALUE            JUNE 30, 2003               JUNE 30, 2003(2)
                           ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                       EXERCISE(#)     (1)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   --------   -----------   -------------   -----------   -------------
J. Patrick Tinley........        --      $    --      36,870         119,350        $58,005       $809,345
Robert B. Webster........     3,750       18,900       5,300          83,200          1,760        580,490
Rick Marquardt...........        --           --       2,500          17,500         23,650        139,150
Eric W. Musser...........        --           --      11,300          23,700         51,797        164,352
Gary Nowacki.............     1,250       14,725       5,125          16,375         26,697        144,247

---------------

(1) Based upon the fair market value of one share of Ross' common stock on the date the option was exercised, less the exercise price per share multiplied by the number of shares received upon exercise of the option.

(2) Value is based on the difference between the option exercise price and the fair market value at June 30, 2003 ($14.08 per share) multiplied by the number of shares underlying the option.

                      REPORT OF THE COMPENSATION COMMITTEE
                         OF THE ROSS BOARD OF DIRECTORS

     The following information is provided by Ross.

     The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Commission, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Ross specifically incorporates it by reference into a documents filed under the Securities Act.

     The Compensation Committee of the board is comprised of three outside directors of Ross, J. William Goodhew, III, Frank M. Dickerson and Bruce J. Ryan. Together the committee is responsible for the overall compensation plans which govern the compensation of the key executive officers, including the Chief Executive Officer, as well as the Executive Vice President, Operations of Ross.

     Ross' executive pay programs are designed to provide a strong and direct link between Ross' performance and executive compensation. Ross believes that, in order to attract and retain the most qualified executives in the industry, its compensation policies must be competitive with companies in a similar business and of similar size. Accordingly, executive compensation is based on Ross' and individual performance in relation to annual goals for the executives and Ross. The annual goals set for the executive are based on revenue growth, profitability, cash flow, and stock value appreciation as appropriate for the executive's responsibilities. Executives are provided with a combination of one or more of the following types of compensation: salary, profit sharing and annual bonus, and long-term incentives.

     Salary: All executive officers (other than the Chief Executive Officer and Executive Vice President, Operations) are provided with a fixed annual salary that is reviewed on an annual basis by the Chief Executive Officer. Salary and increases in salary are determined partially by comparison of the executive's salary to salaries for similar positions at comparable companies, the executive's annual performance review, the value of contributions made by the executive and the executive's and Ross' performance in relation to goals established at the beginning of the period.

     In addition to considering the above factors when setting compensation increases, the Compensation Committee also considers the overall financial health of Ross. In years where corporate performance does not equal or exceed Ross' expectations, executive salary increases for the coming fiscal year may be either reduced or deferred.

     Profit Sharing and Annual Bonus: Ross motivates its executives to make contributions of outstanding value by providing them the opportunity to earn an annual bonus. These bonuses, if paid, can represent a significant portion of certain executives' salaries. In fiscal 2003, individual executive bonuses were targeted to be a percentage of the executive's salary. Each executive can potentially earn a percentage of his or her target bonus based on the achievement of Ross' and his or her organization's goals. For all executives, except Mr. Tinley and Mr. Webster, the executive's achievements in relation to established goals are evaluated by the Chief Executive Officer. The Compensation Committee evaluates the performance of the Chief Executive Officer and Executive Vice President. Like other executives, the decision to grant these executives a bonus is based on the performance of Ross and their contributions to Ross in the past fiscal year. The bonus plan is designed such that the executive earns a proportionally higher award if Ross and the executive's organization exceed their goals and a smaller or no award if Ross and the executive's organization do not exceed their goals.

     Long-Term Incentives: The Compensation Committee of the board believes that employee equity ownership provides significant additional motivation to officers and employees to maximize value for Ross' stockholders, and therefore periodically grants stock options under the 1998 Stock Options Plan. The Committee grants stock options to executive officers at the prevailing market price, after considering the recommendation of the Chief Executive Officer, the positive effects the executive has made on the overall performance of Ross, stock option granting policies at companies of similar size in similar industries and certain other factors. The stock options granted only have value to the executive if Ross' stock price increases over the exercise price. Therefore, the Committee believes that stock options serve to align the interests of option holders closely with those of stockholders because of the direct benefit executive officers receive through improved stock performance. During fiscal 2002, the Committee considered and granted stock options to the executive officers of Ross, including J. Patrick Tinley, Ross' Chairman of the Board. Each of the officers received stock options based on his performance, level of responsibility, and historical and expected contribution to Ross' success.

     Compensation of the Chairman of the Board and Chief Executive Officer: The salary, and annual bonus and long-term incentives of J. Patrick Tinley, Ross' Chairman of the Board and Chief Executive Officer, were determined in accordance with the criteria described in the "Salary," "Annual Bonus" and "Long-Term Incentives" sections of this report. These amounts were designed to compensate Mr. Tinley at prevailing market rates when revenue growth, profitability, cashflow and stock value appreciation targets are met and at above market rates when those same targets were exceeded.

     Compensation Limitations: Under Section 162(m) of the Code and regulations adopted thereunder by the Internal Revenue Service in August 1993, publicly held companies may be precluded from deducting certain compensation in excess of $1.0 million paid to an executive officer in a single year. The regulations exclude from this limit performance-based compensation and stock options, provided certain requirements, such as stockholder approval, are satisfied. Ross believes that none of its employee compensation plans approach this limit.

                    SUBMITTED BY THE COMPENSATION COMMITTEE
                       J. William Goodhew, III, chairman
                             Bruce J. Ryan, member
                           Frank M. Dickerson, member

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For the fiscal year ended June 30, 2003, directors Goodhew, Ryan and Dickerson served as members of the Compensation Committee of the Ross board of directors. No member of the Compensation Committee was or is an officer or employee of Ross or any of its subsidiaries. In addition, during the fiscal year ended June 30, 2003, no officer of Ross had an "interlock" relationship, as the Commission defines that term, to report.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

     Section 16(a) of the Exchange Act requires Ross' executive officers and directors to file initial reports of share ownership and report changes in share ownership with the Commission. Such persons are required by Commission regulations to furnish Ross with copies of all Section 16(a) forms, which they file.

     Based solely on Ross' review of such forms furnished to Ross and written representations from certain reporting persons, Ross believes that for the period July 1, 2002 to June 30, 2003, all Section 16(a) filings were made on a timely basis, except that Mr. Oscar Pierre was late to file a Form 4 with the Commission.

                         REPORT OF THE AUDIT COMMITTEE
                         OF THE ROSS BOARD OF DIRECTORS

     The following information is provided by Ross.

     The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Commission, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Ross specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

     The Audit Committee has reviewed and discussed with Ross' management and BDO Seidman, LLP the audited consolidated financial statements of Ross contained in Ross' Annual Report on Form 10-K for Ross' 2003 fiscal year which ended on June 30, 2003. The Audit Committee has also discussed with BDO Seidman, LLP the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, AU Section 380), which includes, among other items, matters related to the conduct of the audit of Ross' consolidated financial statements.

     The Audit Committee has received and reviewed the written disclosures and the letter from BDO Seidman, LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with BDO Seidman, LLP its independence from Ross.

     Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Ross' Annual Report on Form 10-K for its 2003 fiscal year for filing with the Commission.

     The members of the Audit Committee have been determined to be independent in accordance with the requirements of Rule 4200(a)(15) of the National Association of Securities Dealers listing requirements.

                        SUBMITTED BY THE AUDIT COMMITTEE
                              Bruce Ryan, Chairman
                            William Goodhew, Member
                            Frank Dickerson, Member

                       REPORT OF THE NOMINATING COMMITTEE
                         OF THE ROSS BOARD OF DIRECTORS

     The following information is provided by Ross.

     During the year ended June 30, 2003, the Nominating Committee of the board consisted of three directors, Ryan, Goodhew and Dickerson, none of whom are employees of Ross. The Nominating Committee held one meeting during the fiscal year ended June 30, 2003. The primary purposes of the Nominating Committee, as set out in the Nominating Committee Charter, is to ensure that the Board of Directors is composed of appropriately competent and experienced members, and is structured to facilitate sound corporate governance and decision making. The Nominating Committee reviewed the composition of the Board, the members' experience and their areas of core competency. The Committee concluded that collectively and individually the members of the Board, namely, Mr. Ryan, Mr. Goodhew, Mr. Dickerson, Mr. Tinley and Mr. Webster appropriately fulfill acceptable standards of competence and diversity of experience for performance as Ross' board of directors, and should therefore be nominated for re-election.

                           ROSS: CERTAIN TRANSACTIONS

     The following information is provided by Ross.

     Under the terms of indemnification agreements with each of Ross' officers and directors, Ross is obligated to indemnify each officer and director against certain claims and expenses for which the director might be held liable in connection with past or future service on behalf of Ross. In addition, Ross' Certificate of Incorporation provide that, to the extent permitted by Delaware law, the officers and directors shall not be liable for monetary damages for breach of fiduciary duty as an officer or director.

     In fiscal 2003, Ross renewed and modified employment agreements with J. Patrick Tinley and Robert B. Webster. The employment agreements provide the executives with severance payments and accelerated vesting of stock options and other incentive awards if the executive's employment is terminated without "cause" at any time. If Mr. Tinley is terminated without "cause," he would be entitled to (1) a severance payment of 300% of his base compensation plus 300% of his targeted bonus, (2) employee benefit coverage applicable to the executive at the time of termination for three years following the termination and (3) ninety days to exercise all vested and unvested stock options and other incentive awards. If Mr. Webster is terminated without "cause," he would be entitled to (A) a severance payment of 200% of his base compensation plus 200% of his targeted bonus, (B) employee benefit coverage applicable to the executive at the time of termination for two years following the termination and (C) ninety days to exercise all vested and unvested stock options and other incentive awards. The employment agreements also provide the executives with severance payments and accelerated vesting of stock options and other incentive awards if the executive terminates his employment with Ross for "good reason" or is terminated for any reason other than "cause" or "disability" within nine months immediately following a "change of control" of Ross. In such a case, Mr. Tinley would be entitled to a severance payment of 300% of his base compensation plus 300% of his targeted bonus, each at the time of termination, and ninety days to exercise all vested and unvested stock options and other incentive awards, and Mr. Webster would be entitled to a severance payment of 200% of his base compensation plus 200% of his targeted bonus, each at the time of termination, and ninety days to exercise all vested and unvested stock options and other incentive awards.

     The employment agreements define "cause" to include a willful act by the executive which constitutes fraud and which is injurious to Ross, conviction of, or a plea of "guilty" or "no contest" to, a felony or the executive's continuing repeated willful failure or refusal to perform his material duties required by the employment agreement which is injurious to Ross. The employment agreements define "good reason" to include a material reduction in the executive's powers or duties, one or more reductions in the executive's base compensation in the cumulative amount of five percent (5%) or more or notifying the executive that his principal place of work will be relocated by a distance of 50 miles or more. The employment agreements define "disability" as the executive's eligibility to receive immediate long-term disability benefits under Ross' long-term disability insurance plan or, if there is no such plan, under the federal Social Security program. The employment agreements define "change of control" to mean the occurrence of any of the following events: (a) any "person" (as such term in used in sections 13(d) and 14(d) of the Exchange Act) by the acquisition or aggregation of securities is or becomes the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of Ross representing fifty percent (50%) or more of the combined voting power of Ross' then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors, referred to as "Base Capital Stock"; except that any change in the relative beneficial ownership of Ross' securities by any person resulting solely from a reduction in the aggregate number of outstanding shares of Base Capital Stock, and any decrease thereafter in such person's ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person's beneficial ownership of any securities of Ross, or (b) the stockholders of Ross approve a definitive agreement:

     - to merge or consolidate Ross with or into another corporation in which the holders of the securities of Ross before such merger or reorganization will not, immediately following such merger or reorganization, hold as a group on a fully diluted basis both the ability to elect at least a majority of the directors of the surviving corporation and at least a majority in value of the surviving corporation's outstanding equity securities; or

     - to sell or otherwise dispose of all or substantially all of the assets of Ross or dissolve or liquidate Ross.

                      EQUITY COMPENSATION PLAN INFORMATION

     The following information is provided by Ross.

     The following table provides information as of June 30, 2003 about the common stock of Ross that may be issued upon the exercise of options, warrants and rights under all of Ross' existing equity compensation plans, including the Ross Systems Inc. 1988 Incentive Stock Plan, the 1998 Stock Option Plan and the 1991 Employee Stock Purchase Plan, each as amended.

                                    NUMBER OF
                                 SECURITIES TO BE                            NUMBER OF SECURITIES
                                   ISSUED UPON                              REMAINING AVAILABLE FOR
                                   EXERCISE OF        WEIGHTED-AVERAGE       FUTURE ISSUANCE UNDER
                                   OUTSTANDING       EXERCISE PRICE OF     EQUITY COMPENSATION PLANS
                                     OPTIONS,       OUTSTANDING OPTIONS,     (EXCLUDING SECURITIES
                                   WARRANTS AND      WARRANT AND RIGHTS     REFLECTED IN THE FIRST
PLAN CATEGORY                       RIGHTS(#)              ($)(1)                 COLUMN)(#)
-------------                    ----------------   --------------------   -------------------------
Equity compensation plans
  approved by security
  holders......................      528,819               $9.62                    266,960
Equity compensation plans not
  approved by security
  holders......................           --                  --                         --
Total..........................      528,819               $9.62                    266,960

---------------

(1) Pursuant to a resolution passed by Ross stockholders at the annual meeting held November 15, 2001, the number of shares available for issuance under the 1991 Employee Stock Purchase Plan is automatically increased annually by the lesser of 35,000 shares or 1.5% of the outstanding shares of Ross common stock.

             COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG
        ROSS SYSTEMS, INC., NASDAQ COMPOSITE INDEX, AND NASDAQ COMPUTER
                           AND DATA PROCESSING INDEX

     The following information is provided by Ross.

     Set forth below is a line graph comparing the annual percentage change in the cumulative total return on Ross' common stock with the cumulative total return of the NASDAQ Composite Index, the NASDAQ Computer and Data Processing Index for the period commencing on June 30, 1998 and ending on June 30, 2003.

                              (PERFORMANCE GRAPH)

----------------------------------------------------------------------------------------------------------------------------
                    JUL      SEP      DEC      MAR      JUN      SEP      DEC      MAR      JUN      SEP      DEC      MAR
TABLE OF INDICES     98       98       98       99       99       99       99       00       00       00       00       01
----------------------------------------------------------------------------------------------------------------------------
 Ross Systems,
 Inc.              100.00    64.17    94.77    67.90    59.71    65.68    79.10    58.94    32.08    17.15     4.47     5.97
 NASDAQ Market
 Index             100.00    91.29   118.63   133.02   145.37   148.94   220.03   247.17   214.95   198.25   132.75    99.07
 NASDAQ Computer
 and Data
 Processing
 Index             100.00    97.05   126.10   152.09   158.18   164.73   277.41   274.01   223.59   206.82   127.68    93.14

----------------  ------------------------------------------------------------------------------
                   JUN      SEP      DEC      MAR      JUN      SEP      DEC      MAR      JUN
TABLE OF INDICES    01       01       01       02       02       02       02       03       03
----------------  ------------------------------------------------------------------------------
 Ross Systems,
 Inc.               7.05     7.02    13.54    26.51    19.11    15.17    19.47    31.29    33.63
 NASDAQ Market
 Index            116.83    81.06   105.37    99.84    79.58    63.86    72.85    73.29    88.36
 NASDAQ Computer
 and Data
 Processing
 Index            121.28    74.18   102.81    94.87    75.40    58.32    70.90    69.08    80.13

     Assumes that $100.00 was invested on June 30, 1998 in Ross common stock and each index, and that all dividends paid by companies whose shares are components of the index were reinvested. No dividends have been declared on Ross' common stock. Stockholder returns over the period indicated should not be considered indicative of future stockholder returns.

     The foregoing Stock Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent Ross specifically incorporates it by reference into such filing.

                                 LEGAL MATTERS

     The validity of the common shares offered by this proxy statement/prospectus will be passed upon for chinadotcom by Maples and Calder.

                                    EXPERTS

     The consolidated financial statements of chinadotcom corporation at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in chinadotcom corporation's Form 6-K dated October 3, 2003 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Ross Systems, Inc. and subsidiaries as of June 30, 2003 and 2002, and for the years then ended incorporated by reference in this joint proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Ross Systems, Inc. and subsidiaries for the years ended June 30, 2001, included in the Annual Report on Form 10-K for the year ended June 30, 2001, and incorporated by reference into this joint proxy statement/prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this joint proxy statement/prospectus, and Ross has dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this joint proxy statement/prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.


     The consolidated financial statements of Industri-Matematik International Corp. and subsidiaries for the period May 1, 2002 through December 10, 2002 and years ended April 30, 2001 and April 30, 2002 included in this proxy statement/prospectus have been audited by PricewaterhouseCoopers AB, independent certified public accountants, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. The combined consolidated financial statements of STG, IMI Global Holdings Ireland Limited and subsidiaries for the period from the date of incorporation, October 23, 2002, through April 30, 2003 included in this proxy statement/prospectus have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                                 OTHER MATTERS

     As of the date of this proxy statement/prospectus, the Ross board of directors does not know of any matters that will be presented for consideration at the annual meeting other than as described in this proxy statement/prospectus. If any other matters come before the meeting or any adjournments or postponements and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

                      WHERE YOU CAN FIND MORE INFORMATION

     chinadotcom files annual and special reports and other information, and Ross files annual, quarterly and special reports, proxy statements and other information, with the Commission. You may read and copy any of this information at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains an Internet Web site that contains reports, proxy statements and other information regarding issuers, including chinadotcom and Ross, who file electronically with the Commission. The address of that site is http://www.sec.gov. The information contained on the Commission's Web site is expressly not incorporated by reference into this proxy statement/prospectus.

     chinadotcom has filed with the Commission a registration statement on Form F-4 of which this proxy statement/prospectus forms a part. The registration statement registers the chinadotcom common shares to be issued to Ross stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about chinadotcom's common shares. The rules and regulations of the Commission allow chinadotcom to omit certain information included in the registration statement from this proxy statement/prospectus.

     In addition, the Commission allows chinadotcom and Ross to disclose important information to you by referring you to other documents filed separately with the Commission. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this document.

     This proxy statement/prospectus incorporates by reference the documents listed below that chinadotcom and Ross have previously filed or will file with the Commission. These documents contain important information about chinadotcom and Ross.


CHINADOTCOM COMMISSION FILINGS
(COMMISSION FILE NO. 000-30134)                       PERIOD/FILING DATE
-------------------------------                       ------------------
Annual Report on Form 20-F                 Year ended December 31, 2002, filed with
                                           the Commission on June 16, 2003
Current Reports on Form 6-K                Filed on:
                                             June 18, 2003,
                                             July 21, 2003,
                                             July 29, 2003,
                                             August 6, 2003,
                                             August 12, 2003,
                                             September 5, 2003,
                                             September 11, 2003,
                                             September 15, 2003, and
                                             October 3, 2003
                                             October 6, 2003



ROSS COMMISSION FILINGS
(COMMISSION FILE NO. 000-30134)                       PERIOD/FILING DATE
-------------------------------                       ------------------
Annual Report on Form 10-K                 Fiscal year ended June 30, 2003, filed
                                           with the Commission on September 24, 2003
Current Report on Form 8-K                 Filed on October 14, 2003


     Ross' Annual Report on Form 10-K for the fiscal year ended June 30, 2003 is provided with this proxy statement/prospectus.

     In addition, chinadotcom incorporates by reference any future filings it makes with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date on which the offering of securities covered by this proxy statement/prospectus is completed. Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

     You can obtain any of the other documents listed above from the Commission, through the Commission's Web site at the address described above, or from chinadotcom or Ross by requesting them in writing or by telephone at the following addresses:

   chinadotcom corporation         Ross Systems, Inc.
    34/F Citicorp Centre          2 Concourse Parkway
     18 Whitfield Road                 Suite 800
        Causeway Bay             Atlanta, Georgia 30328
         Hong Kong                   (770) 351-9600
      (852) 2893-8200             Attention: Investor
    Attention: Investor                Relations
          Relations

     These documents are available without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

     If you are a stockholder of Ross and would like to request documents,
please do so by           , 2003 to receive them before the Ross annual meeting.
If you request any documents from chinadotcom, chinadotcom will mail them to you by first class mail, or another equally prompt means, within one business day after chinadotcom receives your request.

     This document is a prospectus of chinadotcom and a proxy statement of Ross. Neither chinadotcom nor Ross has authorized anyone to give any information or make any representation about the merger or chinadotcom or Ross that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that chinadotcom or Ross have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                            CHINADOTCOM CORPORATION
                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


                                                              PAGE
                                                              ----
Pro Forma Consolidated Balance Sheet as of June 30, 2003....  139
Pro Forma Consolidated Statement of Operations for the Year
  Ended December 31, 2002...................................  141
Pro Forma Consolidated Statement of Operations for the Six
  Months Ended June 30, 2003................................  142
Notes to Unaudited Pro Forma Consolidated Financial
  Statements................................................  143

           INDUSTRI-MATEMATIK INTERNATIONAL CORPORATION

Industri-Matematik International Corp. and Subsidiaries
  Consolidated Financial Statements For the Period May 1,
  2002 through December 10, 2002 and Years Ended April 30,
  2002 and April 30, 2001...................................  150
STG, IMI Global Holdings Ireland Limited and Subsidiaries
  Combined Consolidated Financial Statements For the Period
  from the Date of Incorporation, October 23, 2002, through
  April 30, 2003............................................  181

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


     Pursuant to a definitive agreement entered on September 4, 2003 between Ross, chinadotcom and CDC Software Holdings, chinadotcom proposes to acquire Ross in a merger. Under the terms of the merger agreement, stockholders of Ross will receive, for each Ross share (i) $5.00 in cash, and (ii) a number of chinadotcom common shares that will depend on the average closing price of such shares on the Nasdaq National Market for the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date of the merger. The number of chinadotcom common shares to be issued for each share of Ross common stock will be:


     - 1.333, or $14.00 divided by $10.50, if the average price is greater than or equal to $10.50;

     - 1.647, or $14.00 divided by $8.50, if the average price is less than or equal to $8.50, unless the "make-whole" provision as defined in "Questions and Answers about The Merger Proposal" and described in the section entitled "The Merger Agreement -- Make-Whole Provision" is invoked, in which case Ross stockholders would receive a number of chinadotcom common shares determined by dividing $14.00 by the average price of chinadotcom common shares described above; or

     - a number equal to $14.00 divided by the average price, if the average price is between $8.50 and $10.50.


     In addition, a definitive agreement was signed on September 9, 2003 between Symphony Technology Group, or Symphony, and chinadotcom, pursuant to which chinadotcom agreed to acquire a majority stake of Industri-Matematik International Corp., or IMI, through a cash investment of $25 million into the joint venture formed between Symphony and chinadotcom as a result of the transaction. The transaction was completed on September 9, 2003. We refer to the transaction involving IMI as the "acquisition" below.



     chinadotcom will account for the proposed merger of Ross and completed acquisition of IMI in its financial statements prepared in accordance with U.S. GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations." The assets acquired and liabilities assumed from Ross and IMI will be recorded at their fair values as of the date of the merger/acquisition. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Ross and IMI will be included in chinadotcom's results of operations from the date of the closing of the merger/acquisition. A final determination of the required purchase accounting adjustments and the fair value of the assets and liabilities of Ross and IMI has not yet been made. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma condensed combined financial information included herein are preliminary and subject to change.



     The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2003 and for the fiscal year ended December 31, 2002 gives effect to the proposed merger of Ross and the acquisition of IMI as if they had occurred on January 1, 2002. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2003 has been calculated by adding:
(i) the consolidated results of operations for chinadotcom for the six months ended June 30, 2003; (ii) the results of operations of Ross for the six months ended June 30, 2003, as derived from adding the quarterly financial statement results for the quarters ended March 31, 2003 and June 30, 2003; and (iii) the results of operations of IMI for the six months ended April 30, 2003, as derived from adding the pre-acquisition consolidated financial statements for the period from May 1, 2002 to December 10, 2002, and the post-acquisition combined consolidated financial statements for the period ended April 30, 2003, and after deducting the quarterly financial statement results for the quarters ended July 31, 2002 and October 31, 2002. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 has been calculated by adding the consolidated results of operations for chinadotcom for the year ended December 31, 2002 and the results of operations of Ross and IMI for the twelve months ended December 31, 2002 and October 31, 2002 respectively (both derived from adding the four quarterly financial statement results). The unaudited pro forma consolidated balance sheet as of June 30, 2003 gives effect to the acquisitions of Ross and IMI as if they had occurred on June 30, 2003. Because IMI's fiscal year ends on April 30, the results of operations of IMI for the six months ended April 30, 2003 and for the twelve months ended October 31, 2002 have been used in calculating the pro forma consolidated statements of operations and the financial position of IMI as of April 30, 2003 has been used in calculating the pro forma consolidated balance sheet.


     chinadotcom's unaudited pro forma consolidated financial data should be read in conjunction with its audited consolidated financial statements for the fiscal year ended December 31, 2002, and the unaudited consolidated financial statements for the six months ended June 30, 2003, and the related notes thereto incorporated by reference into this proxy statement/prospectus.


     chinadotcom's unaudited pro forma consolidated financial data has been prepared to illustrate the effects of the Ross and IMI acquisitions. The unaudited pro forma consolidated financial data does not necessarily present its financial position or results of operations as they would have been if the companies involved had constituted one entity for the periods presented and is not necessarily indicative of its future results of operations or the results that might have occurred if the forgoing transactions had been consummated on the indicated dates.

                            CHINADOTCOM CORPORATION

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 2003

                   (IN THOUSANDS OF $, EXCEPT PER SHARE DATA)



                        CHINADOTCOM      (NOTE 1)         (NOTE 3)         ROSS                   IMI
                           AS OF        ROSS AS OF       IMI AS OF       PRO FORMA             PRO FORMA
                       JUNE 30, 2003   JUNE 30, 2003   APRIL 30, 2003   ADJUSTMENTS   NOTES   ADJUSTMENTS     NOTES    PRO FORMA
                       -------------   -------------   --------------   -----------   -----   -----------   ---------  ---------
                                                             ASSETS
Current assets:
Cash and cash
  equivalents........      60,796           8,628           9,961         (16,178)     2(a)                              63,207
Restricted cash......          59              --              --                                                            59
Accounts
  receivable.........      17,525          12,880           5,846                                                        36,251
Deposits, prepayments
  and other
  receivables........       8,018             731           2,234                                                        10,983
Current assets held
  for sale...........          --              --           1,419                                                         1,419
Available-for-sale
  debt securities....     271,167              --              --                                                       271,167
Restricted debt
  securities.........      47,312              --              --                                                        47,312
Other current
  assets.............          --              --             870                                                           870
                         --------         -------          ------         -------               ------                 --------
Total current
  assets.............     404,877          22,239          20,330         (16,178)                                      431,268
Property, plant and
  equipment, net.....       7,239           1,406           1,818                                                        10,463
Long-term cash
  deposit............          --              --             461                                                           461
Non-current assets of
  discontinued
  operations held for
  sale...............          --              --             756                                                           756
Available-for-sale
  equity
  securities.........       2,198              --              --                                                         2,198
Available-for-sale
  debt securities....      20,000              --              --                                                        20,000
Goodwill.............      29,581           2,181           3,937          38,567      2(c)     11,575        4(a)       85,841
Intangible assets....      16,356          13,573           5,899          11,127      2(b)       (699)       4(b)       49,856
                                                                            3,600      2(c)
Restricted debt
  securities.........      11,894              --              --                                                        11,894
Investment in equity
  investees..........         409              --              --                                                           409
Investments..........         889              --              --                                                           889
Other assets.........       3,822             812             811                                                         5,445
                         --------         -------          ------         -------               ------                 --------
Total assets.........     497,265          40,211          34,012          37,116               10,876                  619,480
                         ========         =======          ======         =======               ======                 ========

                            CHINADOTCOM CORPORATION

                              AS OF JUNE 30, 2003


                   (IN THOUSANDS OF $, EXCEPT PER SHARE DATA)



                        CHINADOTCOM      (NOTE 1)         (NOTE 3)         ROSS                   IMI
                           AS OF        ROSS AS OF       IMI AS OF       PRO FORMA             PRO FORMA
                       JUNE 30, 2003   JUNE 30, 2003   APRIL 30, 2003   ADJUSTMENTS   NOTES   ADJUSTMENTS     NOTES    PRO FORMA
                       -------------   -------------   --------------   -----------   -----   -----------   ---------  ---------
                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable.....      13,620           2,978           1,477                                                        18,075
Other payables.......       8,412              --              --                                                         8,412
Accrued
  liabilities........       9,645           4,940          12,061           3,848      2(d)        (29)       4(c)       30,465
Short-term bank
  loans..............      39,197           2,800              --                                                        41,997
Long-term bank loans,
  less current
  portion............         155              --           1,750                                                         1,905
Deferred revenue.....       2,409          12,203           6,797                                                        21,409
Taxation.............          --             261              --                                                           261
Amount due to related
  parties............         684              --           3,953                                                         4,637
Current liabilities
  of operations held
  for sale...........          --              --           1,225                                                         1,225
                         --------         -------          ------         -------               ------                 --------
Total current
  liabilities........      74,122          23,182          27,263           3,848                  (29)                 128,386
Other payables, net
  of current
  portion............          --              --           2,620                                                         2,620
Long-term debts, less
  current portion....      11,498              --           4,958                                                        16,456
Minority interests...      34,718              --              --                               10,076        4(d)       44,794
Shareholders' equity:
Convertible preferred
  stock..............          --           2,000              --          (2,000)                                           --
Share capital........          25              28              50             (27)                 (50)                      26
Receivable from
  stockholder........          --              --             (37)             --                   37                       --
Additional paid-in
  capital............     608,573          87,189              --         (41,034)                                      654,728
Treasury stock.......      (4,402)         (1,345)             --           5,486                                          (261)
Accumulated other
  comprehensive
  income.............       1,760          (1,749)           (320)          1,749                  320                    1,760
Accumulated
  deficit............    (229,029)        (69,094)           (522)         69,094                  522                 (229,029)
                         --------         -------          ------         -------               ------                 --------
Total shareholders'
  equity.............     376,927          17,029            (829)         33,268      2(e)        829                  427,224
                         --------         -------          ------         -------               ------                 --------
Total liabilities and
  shareholders'
  equity.............     497,265          40,211          34,012          37,116               10,876                  619,480
                         ========         =======          ======         =======               ======                 ========
Book value per
  share..............        3.77                                                                           Note 6(a)      4.06
                                                                                                            Note 6(b)      4.10

                            CHINADOTCOM CORPORATION


            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                     (IN THOUSANDS OF $, EXCEPT SHARE DATA)


                                                  (NOTE 1)      (NOTE 3)
                                                    ROSS           IMI
                                                   TWELVE        TWELVE
                                 CHINADOTCOM       MONTHS        MONTHS
                                  YEAR ENDED       ENDED          ENDED         ROSS                   IMI
                                 DECEMBER 31,   DECEMBER 31,   OCTOBER 31,    PRO FORMA             PRO FORMA
                                     2002           2002          2002       ADJUSTMENTS   NOTES   ADJUSTMENTS     NOTES
                                 ------------   ------------   -----------   -----------   -----   -----------   ----------
INCOME STATEMENT DATA:
Revenues:
 Software and consulting
   services....................       18,556       46,686         50,242                             (2,602)        4(e)
 Advertising and marketing
   activities..................       26,916           --             --
 Mobile services and
   applications................           --           --             --
 Other income..................        1,821           --             --
                                 -----------      -------        -------       ------                ------
   Total revenues..............       47,293       46,686         50,242                             (2,602)
                                 -----------      -------        -------       ------                ------
Less: Cost of revenues:
 Software and consulting
   services....................       (8,859)     (24,781)       (30,258)       2,907        2(b)       948         4(e)
 Advertising and marketing
   activities..................      (20,068)          --             --
 Mobile services and
   applications................           --           --             --
 Other income..................         (845)          --             --
                                 -----------      -------        -------       ------                ------
Gross margin...................       17,521       21,905         19,984        2,907                (1,654)
Selling, general and
 administrative expenses.......      (29,449)     (16,191)       (17,605)                             2,150         4(e)
Depreciation and amortization
 expenses......................      (10,253)          --         (2,361)        (786)       2(b)       270         4(e)
                                                                                                       (895)        4(b)
Research and development after
 deduction of capitalized
   software
 costs.........................           --       (2,942)       (10,927)                               940         4(e)
Restructuring costs............           --           --         (3,816)
Impairment of capitalised
 software cost.................           --      (10,938)            --
Stock compensation expense.....         (309)         (51)            --       (1,647)       2(f)
                                 -----------      -------        -------       ------                ------
Operating income/(loss)........      (22,490)      (8,217)       (14,725)         474                   811
Interest income................       23,719           --            359
Interest expense...............       (2,463)        (513)            (4)
Impairment of cost investments
 and available-for-sale
 securities....................       (5,351)          --             --
Loss on disposal of
 available-for-sale
 securities....................         (163)          --             --
Loss on disposal of
 subsidiaries and cost
 investments...................          (66)          --             --
Other non-operating gains......          667          650            109                                (35)        4(e)
Other non-operating losses.....         (288)          --           (101)                                23         4(e)
Share of income in equity
 investees.....................          682           --             --
                                 -----------      -------        -------       ------                ------
Loss before income taxes.......       (5,753)      (8,080)       (14,362)         474                   799
Income taxes...................         (117)        (213)          (177)        (721)       2(f)       304         4(f)
                                 -----------      -------        -------       ------                ------
Loss before minority
 interests.....................       (5,870)      (8,293)       (14,539)        (247)                1,103
Minority interests in losses of
 consolidated subsidiaries.....        1,036           --             --                              7,124         4(d)
                                 -----------      -------        -------       ------                ------
Loss from continuing
 operations....................       (4,834)      (8,293)       (14,539)        (247)                8,227
                                 ===========      =======        =======       ======                ======
Loss per share from continuing
 operations:
 Basic.........................        (0.05)                                                                    Note 5(a)
                                                                                                                 Note 5(b)
 Fully diluted.................        (0.05)                                                                    Note 5(a)
                                                                                                                 Note 5(b)
Cash dividends declared per
 share.........................           --
Weighted average number of
 shares:
 Basic.........................  102,269,735                                                                     Note 5(a)
                                                                                                                 Note 5(a)
 Fully diluted.................  102,269,735                                                                     Note 5(a)
                                                                                                                 Note 5(b)


                                  PRO FORMA
                                 -----------
INCOME STATEMENT DATA:
Revenues:
 Software and consulting
   services....................      112,882
 Advertising and marketing
   activities..................       26,916
 Mobile services and
   applications................           --
 Other income..................        1,821
                                 -----------
   Total revenues..............      141,619
                                 -----------
Less: Cost of revenues:
 Software and consulting
   services....................      (60,043)
 Advertising and marketing
   activities..................      (20,068)
 Mobile services and
   applications................           --
 Other income..................         (845)
                                 -----------
Gross margin...................       60,663
Selling, general and
 administrative expenses.......      (61,095)
Depreciation and amortization
 expenses......................      (14,025)
Research and development after
 deduction of capitalized
   software
 costs.........................      (12,929)
Restructuring costs............       (3,816)
Impairment of capitalised
 software cost.................      (10,938)
Stock compensation expense.....       (2,007)
                                 -----------
Operating income/(loss)........      (44,147)
Interest income................       24,078
Interest expense...............       (2,980)
Impairment of cost investments
 and available-for-sale
 securities....................       (5,351)
Loss on disposal of
 available-for-sale
 securities....................         (163)
Loss on disposal of
 subsidiaries and cost
 investments...................          (66)
Other non-operating gains......        1,391
Other non-operating losses.....         (366)
Share of income in equity
 investees.....................          682
                                 -----------
Loss before income taxes.......      (26,922)
Income taxes...................         (924)
                                 -----------
Loss before minority
 interests.....................      (27,846)
Minority interests in losses of
 consolidated subsidiaries.....        8,160
                                 -----------
Loss from continuing
 operations....................      (19,686)
                                 ===========
Loss per share from continuing
 operations:
 Basic.........................        (0.18)
                                       (0.18)
 Fully diluted.................        (0.18)
                                       (0.18)
Cash dividends declared per
 share.........................           --
Weighted average number of
 shares:
 Basic.........................  107,823,853
                                 106,765,925
 Fully diluted.................  107,823,853
                                 106,765,925

                            CHINADOTCOM CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


                   (IN THOUSANDS OF $, EXCEPT PER SHARE DATA)


                                                   (NOTE 1)         (NOTE 3)
                                  CHINADOTCOM        ROSS             IMI
                                  SIX MONTHS      SIX MONTHS       SIX MONTHS        ROSS                   IMI
                                     ENDED           ENDED           ENDED         PRO FORMA             PRO FORMA
                                 JUNE 30, 2003   JUNE 30, 2003   APRIL 30, 2003   ADJUSTMENTS   NOTES   ADJUSTMENTS   NOTES
                                 -------------   -------------   --------------   -----------   -----   -----------   ------
INCOME STATEMENT DATA:
Revenues:
  Software and consulting
    services...................        18,703        24,501          22,610                                 (312)          4(e)
  Advertising and marketing
    activities.................        10,777            --              --
  Mobile services and
    applications...............         5,056            --              --
  Other income.................         1,930            --              --
                                  -----------       -------         -------          -----                 -----
    Total revenues.............        36,466        24,501          22,610                                 (312)
                                  -----------       -------         -------          -----                 -----
Less: Cost of revenues:
  Software and consulting
    services...................       (12,531)      (12,511)        (13,690)         1,072        2(b)       101           4(e)
  Advertising and marketing
    activities.................        (7,968)           --              --
  Mobile services and
    applications...............          (692)           --              --
  Other income.................          (594)           --              --
                                  -----------       -------         -------          -----                 -----
Gross margin...................        14,681        11,990           8,920          1,072                  (211)
Selling, general and
  administrative expenses......       (13,884)       (8,219)         (2,746)                                 135           4(e)
Depreciation and amortization
  expenses.....................        (3,629)           --          (1,152)          (393)       2(b)       154           4(b)
Research and development after
  deduction of capitalized
  software costs...............            --        (1,240)         (2,520)                                 110           4(e)
Restructuring costs............            --            --          (2,489)
Impairment of goodwill.........            --            --          (1,200)
Stock compensation expense.....          (104)         (124)             --           (475)       2(f)
                                  -----------       -------         -------          -----                 -----
Operating income/(loss)........        (2,936)        2,407          (1,187)           204                   188
Interest income................         7,337            --              81
Interest expense...............          (273)          (59)           (213)
Gain on disposal of
  available-for-sale
  securities...................         3,004            --              --
Gain on disposal of
  subsidiaries and cost
  investments..................           113            --              --
Other non-operating losses.....          (554)           --            (299)                                 (25)          4(e)
Dividend income, net of related
  expenses.....................          (113)           --              --
Share of income in equity
  investees....................            11            --              --
                                  -----------       -------         -------          -----                 -----
Income/(loss) before income
  taxes........................         6,589         2,348          (1,618)           204                   163
Income taxes...................          (491)         (251)           (683)          (231)                    8           4(e)
                                  -----------       -------         -------          -----                 -----
                                                                                                             (52)          4(f)
Income/(loss) before minority
  interests....................         6,098         2,097          (2,301)           (27)                  119           4(e)
Minority interests in losses of
  consolidated subsidiaries....          (707)           --              --                                1,127           4(d)
                                  -----------       -------         -------          -----                 -----
Income from continuing
  operations...................         5,391         2,097          (2,301)           (27)                1,246
                                  ===========       =======         =======          =====                 =====
Earnings per share from
  continuing operations:
  Basic........................          0.05                                                                         Note 5(a)
                                                                                                                      Note 5(b)
  Fully diluted................          0.05                                                                         Note 5(a)
                                                                                                                      Note 5(b)
Cash dividends declared per
  share........................            --
Weighted average number of
  shares:
  Basic........................    99,813,334                                                                         Note 5(a)
                                                                                                                      Note 5(b)
  Fully diluted................   101,627,603                                                                         Note 5(a)
                                                                                                                      Note 5(b)


                                  PRO FORMA
                                 -----------
INCOME STATEMENT DATA:
Revenues:
  Software and consulting
    services...................       65,502
  Advertising and marketing
    activities.................       10,777
  Mobile services and
    applications...............        5,056
  Other income.................        1,930
                                 -----------
    Total revenues.............       83,265
                                 -----------
Less: Cost of revenues:
  Software and consulting
    services...................      (37,559)
  Advertising and marketing
    activities.................       (7,968)
  Mobile services and
    applications...............         (692)
  Other income.................         (594)
                                 -----------
Gross margin...................       36,452
Selling, general and
  administrative expenses......      (24,714)
Depreciation and amortization
  expenses.....................       (5,020)
Research and development after
  deduction of capitalized
  software costs...............       (3,650)
Restructuring costs............       (2,489)
Impairment of goodwill.........       (1,200)
Stock compensation expense.....         (703)
                                 -----------
Operating income/(loss)........       (1,324)
Interest income................        7,418
Interest expense...............         (545)
Gain on disposal of
  available-for-sale
  securities...................        3,004
Gain on disposal of
  subsidiaries and cost
  investments..................          113
Other non-operating losses.....         (878)
Dividend income, net of related
  expenses.....................         (113)
Share of income in equity
  investees....................           11
                                 -----------
Income/(loss) before income
  taxes........................        7,686
Income taxes...................       (1,700)
                                 -----------
Income/(loss) before minority
  interests....................        5,986
Minority interests in losses of
  consolidated subsidiaries....          420
                                 -----------
Income from continuing
  operations...................        6,406
                                 ===========
Earnings per share from
  continuing operations:
  Basic........................         0.06
                                        0.06
  Fully diluted................         0.06
                                        0.06
Cash dividends declared per
  share........................           --
Weighted average number of
  shares:
  Basic........................  105,367,452
                                 104,309,524
  Fully diluted................  107,511,296
                                 106,453,368

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

     On September 4, 2003, Ross, chinadotcom and CDC Software Holdings entered into a merger agreement, which contemplates Ross becoming a wholly-owned subsidiary of chinadotcom in a transaction to be accounted for using the purchase method. The total estimated purchase price of approximately $68.3 million includes $16.2 million of cash, chinadotcom common stock valued at $47.2 million and stock options with an estimated fair value of $3.1 million. The estimated direct transaction costs are $1.8 million, and the change of control payments are $2.0 million.

     The unaudited pro forma consolidated financial statements were prepared on the basis that the average chinadotcom share price for the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date of the merger, is between $8.50 and $10.50.

     The estimated total purchase price of the Ross merger is as follows (in thousands):

Value of chinadotcom common stock issued (5,554,118 shares
  if at $8.50 per share or 4,496,190 shares if at $10.50 per
  share)....................................................   $47,210
Assumption of Ross options..................................     3,087
                                                               -------
Total value of chinadotcom securities.......................    50,297
Cash consideration..........................................    16,178
Transaction costs...........................................     1,800
                                                               -------
Total purchase consideration................................   $68,275
                                                               =======

     Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Ross' net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. Based on the preliminary independent valuation, and subject to material changes upon receipt of the final valuation and other factors as described in the introduction to the unaudited pro form combined consolidated financial statements, the preliminary estimated purchase price is allocated as follows (in thousands):

Preliminary estimated purchase price allocation:
  Net tangible assets/(liabilities).........................   $  (773)
  Amortizable intangible assets:
     Developed technologies.................................    19,200
     Customer base..........................................     5,500
  Intangible assets with indefinite lives...................     3,600
  Goodwill..................................................    40,748
                                                               -------
Total preliminary estimated purchase price allocation.......   $68,275
                                                               =======

     Of the total estimated purchase price, a preliminary estimate of $773,000 has been allocated to net tangible liabilities acquired and approximately $24.7 million has been allocated to amortizable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustment to the unaudited pro forma consolidated statement of operations.

     Developed technologies, which comprises products that have reached technological feasibility, includes products in most of Ross' product lines. Ross offers a family of software solutions under the brand name of iRenaissance, which represents an integrated suite of enterprise resource planning, financials, materials management, manufacturing and distribution, supply chain management, advanced planning and scheduling, customer relationship management, electronic commerce, business intelligence and analytics applications. iRenaissance applications are known for their deep and rich functional fit to process industry requirements, as well as their short implementation times and cost-effective returns on investments. Core technology represents a combination of Ross processes and trade secrets developed through years of experience in design and development. This proprietary know-how can be leveraged by Ross to develop new technology and improved products and production processes. chinadotcom expects to amortize the developed and core technologies on a straight-line basis over average estimated life of 7 years.

     Customer base represent Ross' relationships with its underlying customers. chinadotcom expects to amortize the fair value of customer base on a straight-line basis over an average estimated life of 7 years.

     Of the total estimated purchase price, approximately $40.7 million and $3.6 million has been allocated to goodwill and intangible assets with indefinite lives. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Intangible assets with indefinite lives consist primarily of the estimated fair value allocated to the Ross company trademark and iRenaissance brand trademark. The assumption used in the preliminary valuation is that the Ross company trademark and iRenaissance brand trademark will not be amortized and will have an indefinite remaining useful life based on many factors and considerations, including the length of time that Ross name has been in use, the iRenaissance brand awareness and market position, and the assumption of continued use of the Ross and iRenaissance trademark within chinadotcom's overall product portfolio. If chinadotcom management should change the assumption used in the valuation, amounts preliminarily allocated to intangible with definite lives may significantly decrease or be eliminated, and amounts allocated to intangible assets with indefinite lives may increase significantly, which could result in a material differences in amortization of intangible assets.

     In accordance with the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives resulting from business combinations will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2. PRO FORMA ADJUSTMENTS

     Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Ross' net tangible and intangible assets to a preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments.

     Intercompany balances or transactions between chinadotcom and Ross were not significant. No pro forma adjustments were required to conform Ross' accounting policies to chinadotcom's accounting policies. Certain reclassifications have been made to conform Ross' historical amounts to chinadotcom's presentation.

     chinadotcom has not identified any pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

     The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

        (a) Adjustments to reflect the cash considerations paid to stockholders of Ross under the merger agreement.

        (b) Adjustment to reflect the preliminary estimate of the fair value of amortizable intangible assets and the resulting increase in amortization expense, as follows (in thousands):

                                                                             INCREASE/
                                                              INCREASE/      (DECREASE)
                       HISTORICAL   PRELIMINARY               (DECREASE)       IN SIX      USEFUL
                        AMOUNT,        FAIR                   IN ANNUAL        MONTHS       LIFE
                          NET          VALUE      INCREASE   AMORTIZATION   AMORTIZATION   (YEARS)
                       ----------   -----------   --------   ------------   ------------   -------
Developed
  technologies.......   $13,573       $19,200     $ 5,627      $(2,907)       $(1,072)        7
Customer base........        --         5,500       5,500          786            393         7
                        -------       -------     -------      -------        -------
                        $13,573       $24,700     $11,127      $(2,121)       $  (679)
                        =======       =======     =======      =======        =======

        (c) Adjustments to reflect the preliminary estimate of the fair value of goodwill and intangible assets with indefinite lives, as follows (in thousands):

                                                   NET
                                                HISTORICAL   PRELIMINARY
                                                  AMOUNT     FAIR VALUE    INCREASE
                                                ----------   -----------   --------
Intangible assets with indefinite lives.......    $   --       $ 3,600     $ 3,600
Goodwill......................................     2,181        40,748      38,567
                                                  ------       -------     -------
                                                  $2,181       $44,348     $42,167
                                                  ======       =======     =======

(d) Adjustments for an estimate of costs associated with
    change of control payments..............................  $2,048
    Adjustment for an estimate of transaction costs
    associated with the merger..............................   1,800
                                                              ------
                                                              $3,848
                                                              ======

     Based on a preliminary analysis, chinadotcom expects to incur, upon completion of the merger or in subsequent quarters, costs of $2.0 million for change of control payments and $1.8 million for transaction costs. The pro forma adjustment above for $3.8 million has been included in the unaudited pro forma consolidated balance sheet as of June 30, 2003. An adjustment for an estimate of the restructuring costs to be incurred by chinadotcom has not been included in the unaudited pro forma consolidated statements of operations since such adjustment is non-recurring in nature and not yet determinable. These estimates are preliminary and subject to change based on chinadotcom's finalization of its restructuring and integration plans.

        (e) Adjustments to stockholders' equity (in thousands):

To record the estimated value of chinadotcom shares to be
  issued and Ross options to be assumed in the transactions, assuming chinadotcom share price of the last trading date
  and the average chinadotcom share price for the ten
  consecutive trading days ending on, and including, the
  trading day that is two trading days prior to the closing
  date of the merger, is between $8.50 and $10.50...........   $ 50,297
To eliminate Ross' historical stockholders' equity..........    (17,029)
                                                               --------
                                                               $ 33,268
                                                               ========

        (f) Adjustments to net income (in thousands):


                                                            ANNUAL    SIX MONTHS
                                                            -------   ----------
(i)    To record the related amortization expenses
       resulting from the fair value adjustment to
       amortizable intangible assets as noted in 2(b)
       above..............................................  $ 2,121     $ 679
(ii)   To record the related compensation expenses
       resulting from the replacement of chinadotcom stock
       options for Ross stock options.....................   (1,647)     (475)
(iii)  To record the related tax effect of item (i)
       above..............................................  $  (721)    $(231)
                                                            -------     -----
                                                            $  (247)    $ (27)
                                                            =======     =====



3.  BASIS OF PRO FORMA PRESENTATION



     On September 9, 2003 CDC Software acquired a majority stake of IMI, a leading provider of supply chain management ("SCM") solutions in the United States and Europe.



     chinadotcom's stake in IMI resulted from the formation of a joint venture in which chinadotcom's software unit, CDC Software, holds a 51% interest and Symphony Technology Group, or Symphony, a Palo Alto, California-based private equity firm focused on enterprise software and services, holds the remaining 49% interest. In consideration for its 51% stake in the joint venture, CDC Software has invested $25 million into the joint venture, and has also agreed to finance a loan facility for the joint venture of up to a further $25 million. All funds provided to the joint venture will be used primarily for further expansion in the SCM software sector via acquisitions, strategic investments and organic growth. Additional terms of the transaction designate CDC Software as the master distributor for IMI's software products in China, as well as an outsourcing partner for IMI. The estimated direct transaction costs are $1 million.



                                                              (IN THOUSANDS)
Cash consideration..........................................     $25,000
Transaction costs...........................................       1,000
                                                                 -------
Total purchase consideration................................     $26,000
                                                                 =======



     Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to IMI's net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisition. Based on the preliminary internal valuation, and subject to material changes upon the final valuation and other factors as described in the introduction to the unaudited pro forma combined consolidated financial statements, the preliminary estimated purchase price is allocated as follows (in thousands):



Preliminary estimated purchase price allocation:
  Net tangible assets/(liabilities).........................  $15,364
  Amortizable intangible assets:
     Developed technologies.................................    2,500
     Customer base..........................................    2,700
  Goodwill..................................................   15,512
  Minority interest.........................................  (10,076)
                                                              -------
Total preliminary estimated purchase price allocation.......  $26,000
                                                              =======

     Of the total estimated purchase price, a preliminary estimate of $7.8 million has been allocated to net tangible assets acquired and approximately $2.7 million has been allocated to amortizable intangible assets acquired.



     Developed technologies, which comprises products that have reached technological feasibility, includes products in most of IMI's product lines. IMI offers a family of software solutions including IMI Order, IMI Warehouse, IMI Collaboration, IMI Replenishment and IMI Store, which represents an integrated suite of order fulfillment and order management solution, warehouse management, supply chain coordination tool and inventory and sales forecasting capabilities. Core technology and patents represent a combination of IMI processes, patents and trade secrets developed through years of experience in design and development. This proprietary know-how can be leveraged by IMI to develop new technology and improved products and production processes. chinadotcom expects to amortize the developed and core technology and patents on a straight-line basis over average estimated life of 4 years.



     Customer base represent IMI's relationships with its underlying customers. chinadotcom expects to amortize the fair value of customer base on a straight-line basis over an average estimated life of 10 years.



     Of the total estimated purchase price, approximately $15.5 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.



     In accordance with the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives resulting from business combinations will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.



4.  PRO FORMA ADJUSTMENTS



     Pro forma adjustments are necessary to adjust amounts related to IMI's net tangible and intangible assets to a preliminary estimate of their fair values, adjustments to net tangible assets, to reflect the income tax effect related to the pro forma adjustments, and to carve out the discontinued operations of IMI during the pro forma period.



     Intercompany balances or transactions between chinadotcom and IMI were not significant. No pro forma adjustments were required to conform IMI's accounting policies to chinadotcom's accounting policies. Certain reclassifications have been made to conform IMI's historical amounts to chinadotcom's presentation.



     chinadotcom has not identified any pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

     The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:



     (a) Adjustments to reflect the preliminary estimate of the fair value of goodwill (in thousands):



                                                                   PRELIMINARY FAIR
                                               HISTORICAL AMOUNT        VALUE         INCREASE
                                               -----------------   ----------------   --------
Goodwill.....................................       $3,937             $15,512        $11,575
                                                    ======             =======        =======



     (b) Adjustment to reflect the preliminary estimate of the fair value of amortizable intangible assets and the resulting increase in amortization expense, as follows (in thousands):



                                                                                         INCREASE/
                                                                        INCREASE IN    (DECREASE) IN
                                                                       AMORTIZATION    AMORTIZATION
                                                                          FOR THE         FOR THE
                          HISTORICAL                                   TWELVE MONTHS    SIX MONTHS     USEFUL
                           AMOUNT,       PRELIMINARY      INCREASE/        ENDED           ENDED        LIFE
                             NET          FAIR VALUE      (DECREASE)   OCT 31, 2002    APR 30, 2003    (YEARS)
                          ----------   ----------------   ----------   -------------   -------------   -------
Developed
  technologies..........    $3,271          $2,500          $(771)        $  625           $(160)         4
Customer base...........     2,628           2,700             72            270               6         10
                            ------          ------          -----         ------           -----
                            $5,899          $5,200          $(699)        $  895           $(154)
                            ======          ======          =====         ======           =====



                                                              (IN THOUSANDS)
(c) Adjustments for an estimate of transaction costs
    associated with the acquisition.........................     $ 1,000
    Adjustment to record the difference between the
    preliminary estimate of fair value and the historical
    amount of IMI's accrued liabilities.....................      (1,029)
                                                                 -------
                                                                 $   (29)
                                                                 =======



     Based on a preliminary analysis, chinadotcom expects to incur, upon completion of the acquisition or in subsequent quarters, costs of $1 million for transaction costs. The pro forma adjustment above for $1 million has been included in the unaudited pro forma consolidated balance sheet as of June 30, 2003. An adjustment for an estimate of the restructuring costs to be incurred by chinadotcom has not been included in the unaudited pro forma consolidated statements of operations since such adjustment is non-recurring in nature and not yet determinable. These estimates are preliminary and subject to change based on chinadotcom's finalization of its restructuring and integration plans.



     (d) To eliminate 49% minority interest of IMI.



     (e) Adjustment to carve out Industri-Matermatik Abalon AB, or Abalon, discontinued operations of IMI, for the twelve months ended October 31, 2002 as the pre-acquisition consolidated financial statements for the period from May 1, 2002 to December 10, 2002 do not present the discontinued operations that were subsequently discontinued by the then acquirer as reflected in the post-acquisition combined consolidated financial statements for the period from October 23, 2002 to April 30, 2003.

     (f)Adjustment to net income (in thousands):



                                                         TWELVE MONTHS   SIX MONTHS
                                                             ENDED         ENDED
                                                          OCTOBER 31,    APRIL 30,
                                                             2002           2003
                                                         -------------   ----------
(i)    To record the related amortization expenses
       resulting from the fair value adjustment to
       amortizable intangible assets as noted in 4(b)
       above...........................................     $ (895)        $  154
(ii)   To record the elimination of 49% minority
       interest as noted in 4(d) above.................      7,124          1,127
(iii)  To carve out the discontinued operations of IMI
       during the pro forma period as noted in 4(e)
       above...........................................      1,694             17
(iv)   To record the related tax effect of item (i)
       above...........................................        304            (52)
                                                            ------         ------
                                                            $8,227         $1,246
                                                            ======         ======



PER SHARE INFORMATION



5.  PRO FORMA EARNINGS/(LOSS) PER SHARE



     The pro forma basic and diluted earnings/(loss) per share are based on the weighted average number of chinadotcom common shares outstanding and weighted average number of shares of Ross common stock outstanding multiplied by the exchange ratio, assuming the average chinadotcom share price for the ten consecutive trading days ending on, and including, the trading day that is two trading days prior to the closing date of the merger, is (a) $8.50 and (b) $10.50.



6.  BOOK VALUE PER SHARE



     The book value per share is based on shareholders' equity net of preferred shares over the weighted average number of chinadotcom common shares outstanding and the weighted average number of shares of Ross common stock outstanding multiplied by the exchange ratio, assuming the average chinadotcom share price for the ten consecutive trading days ending on, and including, the trading day that is two days prior to the closing date of the merger, is (a) $8.50 and (b) $10.50.

                               INDUSTRI-MATEMATIK


                      INTERNATIONAL CORP. AND SUBSIDIARIES



                       CONSOLIDATED FINANCIAL STATEMENTS


                PERIOD MAY 1, 2002 THROUGH DECEMBER 10, 2002 AND


                 YEARS ENDED APRIL 30, 2002 AND APRIL 30, 2001

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES



                                     INDEX


                PERIOD MAY 1, 2002 THROUGH DECEMBER 10, 2002 AND


                 YEARS ENDED APRIL 30, 2002 AND APRIL 30, 2001



                                                              PAGE(S)
                                                              -------
REPORT OF INDEPENDENT AUDITORS..............................   152

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets.................................   153
Consolidated Statements of Operations.......................   154
Consolidated Statements of Changes in Stockholder's
  Equity....................................................   155
Consolidated Statements of Cash Flows.......................   156
Notes to Consolidated Financial Statements..................   157

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders of


Industri-Matematik International Corp.



     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Industri-Matematik International Corp. and its subsidiaries at December 10, 2002, April 30, 2002 and April 30, 2001 and the results of their operations and their cash flows for the period May 1, 2002 through December 10, 2002 and the fiscal years ended April 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     As discussed in Note 7 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on May 1, 2002.



     As discussed in Note 1, on December 10, 2002 the Company was acquired by IMI Global Holdings Ireland Limited.



PricewaterhouseCoopers AB


Stockholm, Sweden



October 4, 2003, except for paragraph 3 of Note 17


as to which the date is October 15, 2003

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS


              DECEMBER 10, 2002, APRIL 30, 2002 AND APRIL 30, 2001


           (IN THOUSANDS OF DOLLAR, EXCEPT SHARES AND PER SHARE DATA)



                                                              DECEMBER 10,   APRIL 30,   APRIL 30,
                                                                  2002         2002        2001
                                                              ------------   ---------   ---------
ASSETS
Current assets
  Cash and cash equivalents.................................   $   9,475      $16,422    $ 12,053
  Short-term investments....................................          --           --      12,866
  Accounts receivable, less allowance for doubtful accounts
     of $31, $1,058 and $1,143 at December 10, 2002, April
     30, 2002 and April 30, 2001, respectively..............      10,528        7,953      10,952
  Unbilled receivable.......................................       1,905        2,218       1,861
  Prepaid expenses..........................................       1,960        1,688       1,726
  Income taxes receivable...................................          --            3         217
  Other current assets......................................         225          384         640
                                                               ---------      -------    --------
     Total current assets...................................      24,093       28,668      40,315
                                                               ---------      -------    --------
Noncurrent assets
  Property and equipment, net...............................       2,277        3,135       4,753
  Goodwill..................................................       1,939        2,989       3,739
  Long-term cash deposit....................................       2,605        2,728       2,794
  Other noncurrent assets...................................         731          889         909
                                                               ---------      -------    --------
     Total noncurrent assets................................       7,552        9,741      12,195
                                                               ---------      -------    --------
     Total assets...........................................   $  31,645      $38,409    $ 52,510
                                                               =========      =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................   $     956      $ 1,341    $  1,129
  Accrued expenses and other current liabilities............       7,762        6,136       8,071
  Accrued payroll and employee benefits.....................       7,629        4,562       7,595
  Deferred revenue..........................................       5,738        5,148       7,045
                                                               ---------      -------    --------
     Total current liabilities..............................      22,085       17,187      23,840
                                                               ---------      -------    --------
Long-term liabilities
  Accrued pension liability.................................       2,082        2,093       2,880
  Other long-term liabilities...............................         107          153          --
                                                               ---------      -------    --------
     Total long-term liabilities............................       2,189        2,246       2,880
                                                               ---------      -------    --------
     Total liabilities......................................      24,274       19,433      26,720
                                                               ---------      -------    --------
Commitments and contingencies (Note 14)
Stockholders' equity
  Preferred stock, $.01 par value, 15,000,000 shares
     authorized, 0, 0, and 0 issued and outstanding
  Common stock, $.01 par value; 75,000,000 shares
     authorized, 31,966,883, 31,945,303 and 32,274,265
     issued and outstanding.................................         320          319         323
  Additional paid-in capital................................     120,860      120,849     125,206
  Accumulated deficit.......................................    (106,474)     (94,623)    (88,022)
  Accumulated other comprehensive loss......................      (5,881)      (6,214)     (5,835)
  Notes receivable from stockholders (Note 13)..............      (1,454)      (1,355)     (5,882)
                                                               ---------      -------    --------
     Total stockholders' equity.............................       7,371       18,976      25,790
                                                               ---------      -------    --------
     Total liabilities and stockholders' equity.............   $  31,645      $38,409    $ 52,510
                                                               =========      =======    ========



   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                PERIOD MAY 1, 2002 THROUGH DECEMBER 10, 2002 AND


                 YEARS ENDED APRIL 30, 2002 AND APRIL 30, 2001


           (IN THOUSANDS OF DOLLAR, EXCEPT SHARES AND PER SHARE DATA)



                                                        PERIOD MAY 1,
                                                        2002 THROUGH
                                                        DECEMBER 10,      YEAR ENDED       YEAR ENDED
                                                            2002        APRIL 30, 2002   APRIL 30, 2001
                                                        -------------   --------------   --------------
REVENUES
Licenses..............................................   $       871     $     4,479      $    13,478
Services and maintenance..............................        27,508          48,239           53,313
Other.................................................         1,408           2,562            2,564
                                                         -----------     -----------      -----------
  Total revenues......................................        29,787          55,280           69,355
                                                         -----------     -----------      -----------
COST OF REVENUES
Licenses..............................................           343             307            1,336
Services and maintenance..............................        17,325          31,870           37,375
Other.................................................           604             935              520
                                                         -----------     -----------      -----------
  Total cost of revenues..............................        18,272          33,112           39,231
                                                         -----------     -----------      -----------
  Gross profit........................................        11,515          22,168           30,124
                                                         -----------     -----------      -----------
OPERATING EXPENSES
Product development...................................         6,320          10,458           15,479
Sales and marketing...................................         5,617          10,658           15,878
General and administrative............................         4,208           7,579            9,026
Amortization of goodwill and other intangibles........            --             741            4,506
Restructuring costs...................................         5,481              --            5,391
Goodwill impairment...................................         1,200              --               --
                                                         -----------     -----------      -----------
  Total operating expenses............................        22,826          29,436           50,280
                                                         -----------     -----------      -----------
Loss from operations..................................       (11,311)         (7,268)         (20,156)
                                                         -----------     -----------      -----------
OTHER INCOME (EXPENSE)
Interest income.......................................           219             560            1,561
Interest expense......................................            (1)             (3)             (13)
Miscellaneous income (expense), net...................          (520)            109           (1,219)
                                                         -----------     -----------      -----------
Loss from operations before income taxes..............       (11,613)         (6,602)         (19,827)
Provision for income taxes............................          (238)             --          (15,424)
                                                         -----------     -----------      -----------
  Net loss............................................   $   (11,851)    $    (6,602)     $   (35,251)
                                                         ===========     ===========      ===========
Net loss per share data
  Net loss per share..................................   $     (0.37)    $     (0.20)     $     (1.10)
                                                         ===========     ===========      ===========
Net loss per share data assuming dilution
  Net loss per share..................................         (0.37)          (0.20)           (1.10)
                                                         ===========     ===========      ===========
Weighted average shares outstanding, basic and diluted
  (Note 12)...........................................    31,961,006      32,198,401       31,985,991
                                                         ===========     ===========      ===========



   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES



           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                PERIOD MAY 1, 2002 THROUGH DECEMBER 10, 2002 AND


                 YEARS ENDED APRIL 30, 2002 AND APRIL 30, 2001


           (IN THOUSANDS OF DOLLAR, EXCEPT SHARES AND PER SHARE DATA)



                                                                                      ACCUMULATED       NOTES
                                                CLASS B   ADDITIONAL                     OTHER        RECEIVABLE        TOTAL
                       COMPREHENSIVE   COMMON   COMMON     PAID-IN     ACCUMULATED   COMPREHENSIVE       FROM       STOCKHOLDERS'
                           LOSS        STOCK     STOCK     CAPITAL       DEFICIT         LOSS        STOCKHOLDERS      EQUITY
                       -------------   ------   -------   ----------   -----------   -------------   ------------   -------------
BALANCE AS OF APRIL
  30, 2000...........    $(23,761)      $318    $   --     $124,310     $ (52,771)      $(4,476)       $(5,922)        $61,459
Issuance of 284,756
  shares of common
  stock under ESPP...          --          3        --          592            --            --             --             595
Issuance of 151,900
  shares of common
  stock under Stock
  Option Plan........          --          2        --          304            --            --             --             306
Payments on notes
  receivable.........          --         --        --           --            --            --             40              40
Net loss.............     (35,251)        --        --           --       (35,251)           --             --         (35,251)
Currency translation
  adjustment.........      (1,359)        --        --           --            --        (1,359)            --          (1,359)
                         --------       ----    -------    --------     ---------       -------        -------         -------
BALANCE AS OF APRIL
  30, 2001...........     (36,610)       323        --      125,206       (88,022)       (5,835)        (5,882)         25,790
Issuance of 103,038
  shares of common
  stock under ESPP...          --          1        --          150            --            --             --             151
Subsidiary stock
  incentive plan.....          --         --        --           15            --            --             --              15
Cancellation of notes
  from
  shareholders.......          --         (4)       --       (4,523)           --            --          4,527              --
Net loss.............      (6,602)        --        --           --        (6,602)           --             --          (6,602)
Currency translation
  adjustment.........        (378)        (1)       --            1             1          (379)            --            (378)
                         --------       ----    -------    --------     ---------       -------        -------         -------
BALANCE AS OF APRIL
  30, 2002...........      (6,980)       319        --      120,849       (94,623)       (6,214)        (1,355)         18,976
Issuance of 21,580
  shares of common
  stock under ESPP...          --          1        --           11            --            --             --              12
Issuance of notes
  receivable from
  stockholders.......          --         --        --           --            --            --            (99)            (99)
Net loss.............     (11,851)        --        --           --       (11,851)           --             --         (11,851)
Currency translation
  adjustment.........         333         --        --           --            --           333             --             333
                         --------       ----    -------    --------     ---------       -------        -------         -------
BALANCE AS OF
  DECEMBER 10, 2002..    $(11,518)      $320    $   --     $120,860     $(106,474)      $(5,881)       $(1,454)        $ 7,371
                         ========       ====    =======    ========     =========       =======        =======         =======



   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                PERIOD MAY 1, 2002 THROUGH DECEMBER 10, 2002 AND


                 YEARS ENDED APRIL 30, 2002 AND APRIL 30, 2001


           (IN THOUSANDS OF DOLLAR, EXCEPT SHARES AND PER SHARE DATA)



                                                                 PERIOD
                                                              MAY 1, 2002      YEAR        YEAR
                                                                THROUGH        ENDED       ENDED
                                                              DECEMBER 10,   APRIL 30,   APRIL 30,
                                                                  2002         2002        2001
                                                              ------------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................    $(11,851)     $(6,602)   $(35,251)
Adjustments to reconcile net loss to net cash used in
  operating activities
  Depreciation and amortization.............................         959        2,924       4,291
  Provision for (recoveries of) doubtful accounts...........          99          (84)     (1,421)
  Deferred income taxes.....................................          --           --      15,424
  (Gain) loss on disposal of property and equipment.........          17         (104)         16
  Gain on disposal of other shares..........................          --         (373)         --
  Write-down of property and equipment......................         274           26       1,576
  Write-down of goodwill and other intangibles..............       1,200           --       3,010
  Changes in operating assets and liabilities
     Accounts receivable....................................      (2,575)       3,027       9,738
     Accrued income and prepaid expenses....................          41         (326)       (175)
     Income taxes...........................................          73          213          --
     Other assets...........................................         247          272         203
     Accounts payable.......................................        (385)         211        (778)
     Accrued expenses and other current liabilities.........       1,626       (1,889)        761
     Accrued payroll and employee benefits and deferred
       revenue..............................................       3,657       (4,844)      1,274
     Accrued pension liability..............................         (11)        (749)        353
     Other liabilities......................................         (46)          --          --
                                                                --------      -------    --------
       Net cash flows used in operating activities..........      (6,675)      (8,298)       (979)
                                                                --------      -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments..........................          --           --    (118,640)
Proceeds from maturity of short-term investments............          --       12,866     125,595
Additions to property and equipment.........................        (271)        (725)     (3,057)
Long-term cash deposit......................................         123           17      (2,786)
Proceeds from sale of property and equipment................           1          104          15
Proceeds from sale of other shares..........................          --          373          --
Payment for subsidiary......................................         (70)          --          --
(Issuance) collection of notes receivable...................         (99)          --          40
                                                                --------      -------    --------
       Net cash flows provided by (used in) investing
          activities........................................        (316)      12,635       1,167
                                                                --------      -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable...................................          --           --        (303)
Issuance of common stock....................................          11          151         901
Other.......................................................        (363)        (151)       (242)
                                                                --------      -------    --------
       Net cash flows provided by (used in) financing
          activities........................................    $   (352)     $    --    $    356
                                                                ========      =======    ========
Translation differences on cash and cash equivalents........         396           32        (527)
                                                                --------      -------    --------
Net increase (decrease) in cash and cash equivalents........      (6,947)       4,369          17
Cash and cash equivalents at beginning of period............      16,422       12,053      12,036
                                                                --------      -------    --------
Cash and cash equivalents at end of period..................    $  9,475      $16,422    $ 12,053
                                                                ========      =======    ========
Supplemental disclosure of cash flow information
  Cash paid during the period for
     Interest...............................................    $      1      $    10    $     11
     Income taxes...........................................    $     --      $   312    $    526



   The accompanying notes are an integral part of the consolidated financial statements.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                PERIOD MAY 1, 2002 THROUGH DECEMBER 10, 2002 AND


                 YEARS ENDED APRIL 30, 2002 AND APRIL 30, 2001


           (IN THOUSANDS OF DOLLAR, EXCEPT SHARES AND PER SHARE DATA)



1.   NATURE OF BUSINESS AND ORGANIZATION



     Industri-Matematik International Corp. ("IMIC" or "Company") was incorporated in the State of Delaware in 1995 and conducts it business through domestic and international subsidiaries. The Company's business was founded in 1967 by incorporation in Sweden as Industri-Matematik AB ("IMAB"). In May 1995, the then stockholders of IMAB exchanged all of their IMAB shares for shares of the Company's capital stock and IMAB became a wholly-owned subsidiary of the Company. Pursuant to a Prospectus dated September 25, 1996, 5,060,000 shares of the Company's common stock were sold to the public in an initial public offering and the Company's common stock began trading on the NASDAQ under the symbol "IMIC." During fiscal 1998, pursuant to a Prospectus dated October 31, 1997, the Company completed a secondary public offering of 8,136,250 shares of common stock.



     IMIC was formed on May 1, 1995 as the parent of Industri-Matematik AB ("IMAB"), a company domiciled in Sweden, pursuant to a corporate reorganization. The reorganization was effected by issuing all the shares of IMIC's stock to the shareholders of IMAB, based on the number and class of shares of IMAB owned by each in exchange for all of the outstanding stock of IMAB. The reorganization was accounted for in a manner similar to pooling-of-interests.



     IMIC develops, markets and supports client/server and Internet-based application software that enables manufacturers, distributors, wholesalers, retailers, logistics service providers and e-businesses to more effectively manage their supply chains and their customer relationships. Supply chain management encompasses the execution of multiple customer-focused order fulfillment processes, including order management, pricing and promotion, handling, sourcing, warehouse management, transportation management, service management, customer relationship management and replenishment planning and coordination. IMIC's software products monitor and manage events beyond the physical limitations of the enterprise. The Company's software products are designed to meet the complex fulfillment and customer service needs of distribution-intensive businesses. These products allow customers to leverage the value of their existing enterprise systems by integrating with legacy, new client/server and new Internet-based manufacturing, advanced planning and financial management systems. The Company has a professional services organization and relationships with third-party technology vendors and system integrators that configure solutions for clients.



     On December 10, 2002, the Company was acquired by IMI Global Holdings Ireland Limited ("IMI Ireland"), a private limited liability company incorporated and organized under the laws of the Republic of Ireland. IMI Ireland was incorporated on November 8, 2002 and was, at that time, owned by Symphony Technology II-A L. P. ("Symphony"), a Delaware limited liability partnership. As a result of IMI Ireland having acquired the Company, IMIC was delisted from the NASDAQ.



     These financial statements as of December 10, 2002 do not reflect the acquisition of IMIC by Symphony.



2.   SIGNIFICANT ACCOUNTING POLICIES



  PRINCIPLES OF CONSOLIDATION



     The consolidated financial statements include the accounts of IMIC and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  REVENUE RECOGNITION



     License revenues represent sales of the Company's software. Service revenues represent sales from consulting implementation and training services. Annual maintenance and support revenues consist of ongoing support and sales of product updates. Other revenues primarily represent hardware sales. Revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee fixed and determinable, collectibility is probable and the arrangement does not require significant customization of the software. Revenue on multiple element arrangements is allocated to the various elements based on fair values specific to the Company. Maintenance and support revenue is deferred and recognized ratably over the term of the agreement, generally one year. Service revenue is recognized as the Company performs the services in accordance with the contract.



     The Company considers a license fee payable on extended terms to be fixed and determinable and accounts for it as accrued revenue when there is no continuing obligation of the part of the Company, the customer is financially viable, the term of the license extends past the last payment, there are no issues regarding potential obsolescence of the software, and the customer has no intent to upgrade.



     In a multiple element arrangement when fair value does not exist for one or more of the undelivered elements in the arrangement, the Company recognizes revenue using the "residual method" in accordance with Statement of Position ("SOP") 98-9, Software Revenue Recognition in Respect to Certain Arrangements, issued by the American Institute of Certified Public Accountants. Under the "residual method," the total fair value of the undelivered elements is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.



     If the Company provides services on a fixed price contract, or the services are considered essential to the functionality of software products sold, or if software sold requires significant production, modification or customization, license and services revenue is accounted for in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts, which requires the use of the percentage-of-completion method of revenue recognition. In these cases, software revenue is recognized based on labor hours incurred to date compared to total estimated labor hours for the contract. Out of the Company's unbilled receivables at December 10, 2002, $1,200 relates to the projects accounted for in accordance with percentage of completion method.



     Under the terms of the Company's License Agreements and Professional Service Agreements, in general, the only warranties provided are that the software will function in accordance with the applicable software documentation by a specified date. As these warranties are effective for a very limited time period and historically the Company has not had any significant warranty claims, the Company's policy has been to record no warranty provision upon the recognition of license revenues. In addition, due to the Company's insignificant product returns and price adjustments in past years, no provision is made for product returns and price adjustments upon recognition of software license revenues. The Company reviews on a project-by-project basis the cost of claims that it considers to be "warranty" type claims under Professional Services Agreements by establishing project reserves. The Company will continue to evaluate the need for recording a warranty provision upon recognition of software license revenues and delivery of customer modification work.



  PRODUCT DEVELOPMENT COSTS



     Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     Costs incurred in the product development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs since such costs have been immaterial.



  PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets as follows:



Computer equipment..........................................        3 years
Furniture and fixtures......................................  1 to 10 years
Leasehold improvements......................................        5 years
Software acquired...........................................   1 to 3 years



     Equipment purchased under capital leases is amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.



     Upon retirement or sale of property and equipment, cost and accumulated depreciation on such assets are removed from the accounts and any gains or losses are reflected in the statement of operations. Maintenance and repairs are charged to expense as incurred.



  LONG-LIVED ASSETS



     Prior to May 1, 2002, The Company assessed the impairment of Long-lived assets in accordance with SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. On May 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of, and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented.



     The carrying values of long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment would be determined based on a comparison of future undiscounted cash flows to the underlying assets. If required, adjustments would be measured based on discounted cash flows. The adoption of SFAS No. 144 did not have a material impact on the Company.



  FOREIGN CURRENCY TRANSLATION



     The functional currency of IMIC's foreign subsidiaries is the applicable local currency. The translation from the respective foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income statement accounts using a weighted average exchange rate during the period. Gains or losses resulting from such translation are included as a separate component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in miscellaneous income (expense) except for the effect of exchange rates on intercompany transactions of a long-term investment nature, which are accumulated and credited or charged to other comprehensive loss.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  CONCENTRATION OF RISK



     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable with customers and short-term investments. Credit risk with respect to accounts receivable, however, is limited due to the number of customers comprising the Company's customer base and their dispersion principally across the United States, Scandinavia, the United Kingdom, the Netherlands and Australia. The Company's customers are generally multi-national companies in the food and beverage, pharmaceutical, consumer electronics, automotive parts and industrial sector industries. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company maintains allowances for potential credit losses. Short-term investments are placed with high credit quality financial institutions or in short-duration, high quality debt securities.



     A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent, the U.K. pound sterling, the Euro, the Australian dollar and the Canadian dollar. The Company incurs a significant portion of its expenses in Swedish krona, including a significant portion of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The Company does not currently undertake hedging transactions to cover its currency exposure, but the Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate.



     License and service and maintenance revenues related to the Company's software products have represented a substantial portion of the Company's revenues in recent years and are expected to continue to represent a substantial portion of the Company's revenue in the future. The Company's success depends on continued market acceptance of its suite of software and services as well as the Company's ability to introduce new versions of software or other products to meet the evolving needs of its customers.



  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS



     The Company considers all highly liquid, low risk debt instruments purchased with original maturity dates of three months or less to be cash equivalents. The Company's short-term investments comprise fixed income securities with original maturities of more than 90 days at the time of purchase. The Company classifies its short-term investments in fixed income securities as available-for-sale securities, which are carried at their fair value based upon the quoted market prices of those investments at the respective balance sheet date. Accordingly, the change in unrealized gains and losses with respect to these securities is recorded as a direct increase or decrease in stockholders' equity, net of deferred income tax, if any (Note 3).



     Fixed income securities available for sale are purchased with the original intent to hold to maturity, but which may be available for sale if market conditions warrant, or if the Company's investment policies dictate, in order to maximize the Company's investment yield. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold. When impairment of the value of an investment is considered other than temporary, the decrease in value is reported in earnings as a realized investment loss and a new cost basis is established.



  UNBILLED RECEIVABLES



     Unbilled receivables represent unbilled income recognized on fixed price services contracts and scheduled amounts due from customers on terms which are longer than typical trade terms.



     The Company considers a license fee payable on extended terms to be fixed and determinable and accounts for it as accrued revenue when there is no continuing obligation of the part of the Company, the

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES customer is financially viable, the term of the license extends past the last payment, there are no issues regarding potential obsolescence of the software and the customer has no intent to upgrade.



  USE OF ESTIMATES



     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.



  COMPREHENSIVE LOSS



     The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components. "Comprehensive loss" includes foreign currency translation gains and losses that have been previously excluded from net loss and reflected instead in equity. The Company has reported the components of comprehensive loss on its consolidated statements of changes in stockholders' equity.



  NET LOSS PER SHARE



     Net loss per share amounts have been computed in accordance with SFAS No. 128, Earnings Per Share. For each of the periods presented, net loss per share amounts were computed based on the weighted average number of shares of common stock outstanding during the period. Net loss per share, assuming dilution amounts were computed based on the weighted average number of shares of common stock and potential common stock outstanding during the period. Potential common stock relates to stock options outstanding for which the dilutive effect is calculated using the treasury stock method. The computations of net loss per share, assuming dilution for the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and 2001, do not assume the exercise of stock options since the effect would be antidilutive as a result of the losses for those fiscal years.



  STOCK-BASED COMPENSATION



     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB No. 25") in accounting for its stock-based compensation plans. Under APB No. 25, no compensation expense is recognized for the Company's stock-based compensation plans since the exercise prices of awards under the Company's plans are at current market prices of the Company's stock on the date of grant.



  CASH FLOW INFORMATION



     Cash flows in foreign currencies have been converted to U.S. dollars at an approximate weighted average exchange rate.



  FAIR VALUE OF FINANCIAL INSTRUMENTS



     The Company discloses the estimated fair values for all financial instruments for which it is practicable to estimate fair value. Financial instruments including cash and cash equivalents, receivables and payables, derivative instruments and current portions of long-term debt are deemed to approximate fair value due to their short maturities.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  HEDGE ACCOUNTING



     SFAS No. 133, as amended by SFAS No. 138, requires that an entity recognizes all derivative instruments as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction.



  INCOME TAXES



     The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized, to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net income in the period in which the tax rate change in enacted. The statement also requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.



  EFFECT OF RECENT PRONOUNCEMENTS



     In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others ("FIN No. 45"). FIN No. 45 requires that a guarantor recognize a liability at inception of certain guarantees and disclose certain other types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The initial recognition and measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.



     The Company's standard product license agreement contains clauses whereby the Company warrants that the licensed software does not infringe any third-party copyright or patent. The Company's obligations for a breach of this warranty shall be to modify or replace the licensed software at the Company's expense with functionally equivalent software so as to eliminate the infringement and to indemnify the Customer from any third party infringement claim. The Company does not expect to incur any infringement liability as a result of the customer indemnification clauses.



     In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Entities ("FIN No. 46"), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, which addresses the criteria for consolidation by business enterprises of variable interest entities. The Company does not have variable interest entities and, therefore, FIN No. 46 will have no impact on the financial position or results of operations of the Company.



     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, establishes accounting standards for the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. IMIC adopted the provisions of SFAS No. 143 as of May 1, 2002. SFAS No. 143 did not have an effect on the Company's financial position or results of its operations.



     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will adopt the disclosure provisions of SFAS No. 148 beginning May 1, 2003.



3.   SHORT TERM INVESTMENTS



     Short-term investments are comprised of fixed income securities which are classified as available-for-sale securities. As of December 10, 2002 and April 30, 2002, the Company had no short-term investments. As of April 30, 2001, the Company had two Federal Agency securities with an amortized cost of $4,000 and $6,900 which approximated fair value. The Federal Agency securities matured within one year. During the years ended April 30, 2002 and April 30, 2001, maturities of fixed income securities resulted in aggregate proceeds of $12,900 and $125,600, respectively.



4.   ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS



     The following table provides a summary of the activity in the accounts receivable allowance for doubtful accounts for the period May 1, 2002 through December 10, 2002, and the years ended April 30, 2002 and April 30, 2001:



                                                           PERIOD
                                                        MAY 1, 2002      YEAR        YEAR
                                                          THROUGH        ENDED       ENDED
                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Balance at beginning of period........................    $ 1,058       $1,143      $ 2,486
Charged (credited) to expense.........................         99          (70)         422
Deductions............................................     (1,126)         (15)      (1,765)
                                                          -------       ------      -------
Balance at end of year................................    $    31       $1,058      $ 1,143
                                                          =======       ======      =======



     A significant portion of the amount in the allowance for doubtful accounts at April 30, 2002 related to an ongoing dispute with a former customer. In fiscal 2002, the Company obtained an arbitration award against the former customer (subsequently reduced to judgment). The Company has subsequently determined that it will be unable to collect this receivable due to the financial position of the former customer. Accordingly, the Company has written off this receivable, utilizing the allowance previously established.



5.   FOREIGN CURRENCY TRANSLATION



     For the period May 1, 2002 through December 10, 2002 and years ended April 30, 2002 and 2001, respectively, foreign exchange gains (losses) of ($176), $155 and $380 were recorded by the Company.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

6.   PROPERTY AND EQUIPMENT



     Property and equipment is recorded at cost, less accumulated depreciation. Property and equipment consist of:



                                                     DECEMBER 10,   APRIL 30,   APRIL 30,
                                                         2002         2002        2001
                                                     ------------   ---------   ---------
Computer equipment.................................    $  8,546     $  8,838    $  8,980
Furniture and fixtures.............................       3,918        3,588       4,025
Leasehold improvements.............................         697          922         873
Software acquired..................................         238          221       3,396
                                                       --------     --------    --------
                                                         13,399       13,569      17,274
Less accumulated depreciation and amortization.....     (11,122)     (10,434)    (12,521)
                                                       --------     --------    --------
                                                       $  2,277     $  3,135    $  4,753
                                                       ========     ========    ========



     During the year ended April 30, 2001, the Company reorganized its reporting units providing more geographical responsibility. This resulted in the cancellation of projects related to building worldwide internal accounting and reporting systems. Along with this decision, it was determined that capitalized software and implementation costs were impaired as they would no longer provide an economic benefit to the new structure. This resulted in a net book value write-off of $1,490.



     Included in property and equipment are assets leased under capital lease obligations as follows:



                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Computer equipment....................................     $  73         $  73       $  73
Furniture and fixtures................................       120           120         120
                                                           -----         -----       -----
                                                             193           193         193
Less accumulated depreciation and amortization........      (193)         (193)       (193)
                                                           -----         -----       -----
                                                           $  --         $  --       $  --
                                                           =====         =====       =====



     The amortization expense on capital leases amounted to $0, $0 and $11 for the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and April 30, 2001, respectively.



7.   GOODWILL AND OTHER INTANGIBLES



     In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter and in certain circumstances. The Company adopted SFAS No. 141 effective July 1, 2001 and adopted SFAS No. 142 effective May 1, 2002. The Company had completed the transitional impairment test of goodwill as of May 1, 2002, and no impairment was noted.



     During the period ended December 10, 2002, the business operations of Abalon AB continued to significantly under perform compared to the Company's operating plan. As a result, the Company determined that there was a need to reassess the goodwill associated with Abalon AB. As a result of this analysis, the Company recorded an impairment charge of $1,200 against the carrying value of goodwill related to Abalon AB during the period ended December 10, 2002.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     The following is a reconciliation of the net loss and loss per share of common stock between the amounts reported by the Company and the adjusted amounts reflecting the new accounting requirements related to goodwill amortization for the periods presented:



                                                         PERIOD
                                                      MAY 1, 2002      YEAR        YEAR
                                                        THROUGH        ENDED       ENDED
                                                      DECEMBER 10,   APRIL 30,   APRIL 30,
                                                          2002         2002        2001
                                                      ------------   ---------   ---------
Net loss as reported................................    $(11,851)     $(6,602)   $(35,251)
Add back goodwill amortization, net of tax..........          --        1,042       1,431
                                                        --------      -------    --------
Net loss as adjusted................................    $(11,851)     $(5,560)   $(33,820)
                                                        ========      =======    ========
Net loss per share as reported......................       (0.37)       (0.20)      (1.10)
Net loss per share as adjusted......................       (0.37)       (0.17)      (1.06)



  INVESTMENT IN GOODWILL



     The changes in the carrying value of goodwill for the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and 2001 were as follows:



                                                           ABALON AB   OTHERS   TOTAL
                                                           ---------   ------   ------
Beginning balance, May 1, 2000...........................   $3,939     $1,003   $4,942
Impairment...............................................     (106)        --     (106)
Contingent consideration.................................       --        334      334
Amortization.............................................     (841)      (590)  (1,431)
                                                            ------     ------   ------
Ending balance, April 30, 2001...........................    2,992        747    3,739
Additions................................................       --        367      367
Amortization.............................................     (834)      (208)  (1,042)
Currency effect..........................................       --        (75)     (75)
                                                            ------     ------   ------
Ending balance, April 30, 2002...........................    2,158        831    2,989
Additions................................................       --         70       70
Impairment...............................................   (1,200)        --   (1,200)
Currency effect..........................................       --         80       80
                                                            ------     ------   ------
Ending Balance, December 10, 2002........................   $  958     $  981   $1,939
                                                            ======     ======   ======



     Amortization of other intangibles amounted to $513 during the year ended April 30, 2001. After April 30, 2001, all intangibles were fully amortized.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

8.   INCOME TAXES



     Loss from continuing operations before income taxes was distributed geographically as follows:



                                                         PERIOD
                                                      MAY 1, 2002      YEAR        YEAR
                                                        THROUGH        ENDED       ENDED
                                                      DECEMBER 10,   APRIL 30,   APRIL 30,
                                                          2002         2002        2001
                                                      ------------   ---------   ---------
Domestic U.S. ......................................    $ (6,022)     $(4,754)   $ (2,549)
Foreign.............................................      (5,591)      (1,848)    (17,278)
                                                        --------      -------    --------
                                                        $(11,613)     $(6,602)   $(19,827)
                                                        ========      =======    ========



     Components of the provision for income taxes are as follows:



                                                          PERIOD
                                                       MAY 1, 2002      YEAR        YEAR
                                                         THROUGH        ENDED       ENDED
                                                       DECEMBER 10,   APRIL 30,   APRIL 30,
                                                           2002         2002        2001
                                                       ------------   ---------   ---------
CURRENT
Federal..............................................     $  --        $    --    $     --
State................................................        --             --          --
Foreign..............................................      (238)            --          --
                                                          -----        -------    --------
  Total current provision............................      (238)            --          --
                                                          -----        -------    --------
DEFERRED
Federal..............................................        --             --      (7,382)
State................................................        --             --      (2,204)
Foreign..............................................        --             --      (5,839)
                                                          -----        -------    --------
  Total deferred provision...........................        --             --     (15,425)
                                                          -----        -------    --------
  Total provision for income taxes...................     $(238)       $    --    $(15,425)
                                                          =====        =======    ========



                                                       DECEMBER 10,   APRIL 30,   APRIL 30,
                                                           2002         2002        2001
                                                       ------------   ---------   ---------
DEFERRED INCOME TAXES, NONCURRENT ASSET
Net operating loss carryforwards.....................    $33,340       $31,275     $29,332
Allowance for doubtful accounts......................         12           347         359
Restructuring........................................         51        (1,078)      1,078
Depreciation.........................................        400           191          19
Capital loss carryover...............................        251            --          --
Other................................................        750           258          35
                                                         -------       -------     -------
  Total deferred income taxes, noncurrent asset......     34,804        30,993      30,823
  Valuation allowance................................    (34,804)      (30,993)    (30,823)
                                                         -------       -------     -------
Total net deferred income taxes, noncurrent asset....    $    --       $    --     $    --
                                                         =======       =======     =======

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     A reconciliation of the provision for income taxes to the amount computed by applying the statutory rates is as follows:



                                       PERIOD MAY 1,               YEAR ENDED
                                        2002 THROUGH     ------------------------------
                                        DECEMBER 10,       APRIL 30,       APRIL 30,
                                            2002             2002             2001
                                       --------------    -------------   --------------
Statutory rate.......................  $3,948     34%    $ 2,245    34%  $  6,741    34%
Valuation of temporary differences...  (3,439)   (30)     (1,665)  (26)    (3,867)  (20)
Increase in valuation allowance of
  deferred tax asset.................      --     --          --    --    (15,424)  (78)
Foreign taxes........................    (242)    (2)       (293)   (4)    (1,326)   (6)
Permanent differences................    (477)    (4)       (287)   (4)    (1,611)   (8)
Other................................     (28)    --          --    --         63    --
                                       ------    ---     -------   ---   --------   ---
  Effective tax rate.................  $ (238)    (2)%   $    --     0%  $(15,424)  (78)%
                                       ======    ===     =======   ===   ========   ===



     The Company has applied a full valuation allowance to deferred tax assets generated after April 30, 1999. In April 2001, the Company recorded an additional charge to income amounting to $15,400 by increasing the valuation allowance by the same amount. A 100 percent allowance was applied by management based upon the Company's continuing nonprofitable operations and inability to predict when this asset could be realized. At April 30, 2002 and December 10, 2002, 100 percent valuation allowances were applied against the Company's deferred tax assets. Of the net operating loss carryforwards, $33,685 were incurred in the United States and $52,414 were incurred in Sweden. The net operating loss carryforwards, of which substantially all were incurred after April 30, 1998, may be carried forward to offset future income up to 20 years in the United States and indefinitely in Sweden.



9.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES



                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Accrued purchases.....................................     $1,539       $1,586      $2,274
Project reserves......................................         --           63         148
Accrued consultancy...................................        342          293         645
Accrued restructuring costs (Note 16).................        176           --       1,355
Accrued pension taxes.................................      1,009          588         588
Short-term portion pension liability..................        667          700          --
Value-added tax.......................................        448          225         374
Employee withholding taxes............................         --          470         580
Fair value provision for put option...................      2,009        1,620       1,384
Other.................................................      1,572          591         723
                                                           ------       ------      ------
                                                           $7,762       $6,136      $8,071
                                                           ======       ======      ======



     Short-term portion of pension liability relates to a scheduled reduction of pension debt by paying premiums and transferring employees from the pension plan administered by Swedish PRI authority to the Swedish National Pension Organization Plan administered by Alecta (Note 11). The pension debt will be reduced each year going forward by approximately the same amount for the next three and a half years.



     During November 2000, the Company entered into a hedge transaction with a bank to offset potential Swedish social security fee liability upon exercise of stock options by employees living in Sweden. The

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES arrangement involved the issuance by the bank of a call to the Company settleable in cash, which the bank elected to cover by purchasing shares of the Company's common stock. The Company offset a portion of the cost of the call by issuing to the bank a right to put shares of Company common stock to the Company. Gain or loss to the Company on the closing of the transaction will be realized based upon the increase or decrease in the price of the Company's common stock. As a result of the decline in the value of the Company's common stock, as of December 10, 2002, April 30, 2002 and April 30, 2001, the Company has a provision for the decline in fair value recorded in its books relating to the put issued to the bank amounting to $2,000, $1,600 and $1,400, respectively.



     Adjustments to this provision to reflect movements in the Company's common stock price have resulted in nonoperating charges during the period May 1, 2002 through December 10, 2002 and in fiscal year 2002 and fiscal year 2001 of $400, $200 and $1,400, respectively. The provision is reviewed quarterly and adjusted to reflect the underlying common stock value and will be reversed in full if the price of the common stock reaches $4.536 per share, which is the exercise price of the put. On December 10, 2002, April 30, 2002 and April 30, 2001, the exercise price of the call option ($4.536) used to hedge potential Swedish social security fees was above the market price of the Company's common stock. Since there was no active market for these types of options, the value of the call option was limited to a calculated option premium, which was offset in the financial statements by the corresponding premium on the put option. The original net premium of $50 will be amortized over the five-year term of the option. The number of shares of Company common stock subject to the call at any given time, which depends on the number of options outstanding form time to time, is presently 450,000 and is not expected to exceed that number. As part of that transaction, the Company deposited $2,100 with the bank and recorded a noncurrent asset in that amount.



10. ACCRUED PAYROLL AND EMPLOYEE BENEFITS



                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Accrued commissions...................................     $   34       $   79      $  398
Accrued payroll taxes.................................        175          398         977
Accrued vacation pay..................................      1,425        1,807       1,571
Accrued salaries and bonus............................      1,059        1,118       1,398
Accrued restructuring costs (Note 16).................      4,414           --       2,256
Accrued severance costs...............................         --          439          --
Accrued pension expenses..............................        520          529         703
Debt for ESPP.........................................          2           17         145
Other.................................................         --          175         147
                                                           ------       ------      ------
                                                           $7,629       $4,562      $7,595
                                                           ======       ======      ======



11. EMPLOYEE BENEFIT PLANS



     The Company provides retirement benefits for substantially all employees in the United States and in foreign locations. In the U.S., the U.K. and the Netherlands, the Company sponsors defined contribution plans. In addition, IMAB has a supplemental defined contribution plan for certain key management employees.



     IMAB participates in several pension plans (noncontributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan, the ITP Plan, and administered by a national organization, Pensionsregisteringsinstitutet ("PRI").

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

The level of benefits and actuarial assumptions are calculated and established by the national organization and, accordingly, IMAB may not change benefit levels or actuarial assumptions. The Company accounts for pensions in accordance with SFAS No. 87, Employers" Accounting for Pensions. In March 2001, IMAB amended its financing of these plans from financing via corporate assets to financing via premiums paid to Alecta, the Swedish National Pension Organization. The pension book reserve will, in the future, only increase with an interest component. IMAB has provided a guaranty to Forsakringsbolaget Pensions Garanti ("FPG"), a third party guarantor of pension liabilities, in the amount of $650. This guaranty is in the form of a collateralized bank deposit of the same amount and is recorded as a noncurrent asset. During the period May 1, 2002 through December 10, 2002, IMAB has amortized its liability by $565. It is expected that IMAB will continue to amortize its remaining liability by approximately $650 per year for the next 3 1/2 years.



     Effective April 30, 1999, the Company adopted SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. SFAS No. 132 does not change the measurement or recognition of those plans, but revises the disclosure requirements for pension and other postretirement benefit plans for all years presented. The net periodic benefit cost for the IMAB's defined benefit retirement plan in Sweden include the following components:



                                                           PERIOD
                                                        MAY 1, 2002      YEAR        YEAR
                                                          THROUGH        ENDED       ENDED
                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Service cost..........................................      $ --         $ --        $337
Interest cost.........................................       110          168         167
Amortization of actuarial net loss....................         1            2           8
Amortization of transition obligation.................         1           --           2
                                                            ----         ----        ----
  Net periodic benefit cost...........................      $112         $170        $514
                                                            ====         ====        ====



     The following table sets forth the change in the benefit obligation for IMAB's defined benefit plan in Sweden:



                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Change in benefit obligation
  Benefit obligation at beginning of period...........     $3,170       $3,047      $3,094
  Service cost........................................         --           --         337
  Interest cost.......................................        110          168         167
  Actuarial loss......................................        372          322          --
  Benefits paid.......................................         (4)          (7)        (19)
  Settlement..........................................       (565)        (313)         --
  Effect of foreign currency exchange rates...........        445          (47)       (532)
                                                           ------       ------      ------
  Benefit obligation at end of period.................     $3,528       $3,170      $3,047
                                                           ======       ======      ======

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     The following table shows the Plan's funded status and amounts recognized in the consolidated balance sheet:



                                                       DECEMBER 10,   APRIL 30,   APRIL 30,
                                                           2002         2002        2001
                                                       ------------   ---------   ---------
Actuarial present value of benefit obligation
  Funded status......................................    $(3,528)      $(3,170)    $(3,047)
  Unrecognized actuarial loss........................        776           373         159
  Unrecognized transition obligation.................          3             4           8
                                                         -------       -------     -------
                                                         $(2,749)      $(2,793)    $(2,880)
                                                         =======       =======     =======
  Out of which long-term liability...................     (2,082)       (2,093)     (2,880)
  Out of which short-term liability..................       (667)         (700)         --



     The following assumptions were used to determine the IMAB's obligation under the Swedish plan:



                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Discount rate.........................................      5.30%        5.75%       5.75%
Salary increase.......................................      3.00%        3.00%       3.00%
Inflation.............................................      2.00%        2.00%       2.00%



  DEFINED CONTRIBUTION PLAN



     Contributions by the Company relating to its defined contribution plans for the period ended May 1, 2002 through December 10, 2002 and years ended April 30, 2002 and April 30, 2001 were $1,900, $2,493 and $2,606, respectively. During the period May 1, 2002 through December 10, 2002 and fiscal year 2002, the Company received refunds from the Swedish National Pension Organization, Alecta, amounting to $0 and $802, respectively. These refunds were related to an overfunding of the pension plans administered by Alecta in earlier years. Alecta was required by the Swedish Government to return the overfunded portion of these funds to the contributing employers.



12. STOCKHOLDERS' EQUITY AND NUMBER OF SHARE INFORMATION



     IMIC's Amended and Restated Certificate of Incorporation as in effect on December 10, 2002, authorizes (i) 15,000,000 shares of preferred stock with a par value of $0.01, and (ii) 75,000,000 shares of common stock with a par value of $0.01 of which 12,500,000 shares have been designated as Class B common stock. No shares of preferred stock or Class B common stock were outstanding at December 10, 2002. On April 30, 2003, IMIC amended and restated its Certificate of Incorporation to (1) eliminate its preferred and Class B common stock, and
(2) reduce its authorized stock to 3,000 shares of common stock, par value $0.01 per share.



     As of December 10, 2002, total shareholders' equity includes an amount of SEK 40,800,000 (approximately U.S. $4,300) in IMAB which is restricted as to usage according to Swedish Company Law. The amount only can be used to cover a net deficit, for an increase in share capital, or for other uses as agreed by the courts.



     On January 31, 2002, the Company and the shareholders concerned cancelled purchases aggregating 432,000 shares of common stock. Accordingly, the number of shares outstanding and the related notes receivable from shareholders have been adjusted.



     There have not been any repurchases of common stock during the period May 1, 2002 through December 10, 2002 or the years ended April 30, 2002 and 2001.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

  SHARE INFORMATION



     For each of the periods presented, income available to common shareholders (the numerator) used in the computation of net loss per share was the same as the numerator used in the computation of net loss per share assuming dilution. A reconciliation of the denominators used in the computations of net loss per share and net loss per share assuming dilution is as follows:



                                                     PERIOD
                                                  MAY 1, 2002
                                                    THROUGH      YEAR ENDED   YEAR ENDED
                                                  DECEMBER 10,   APRIL 30,    APRIL 30,
                                                      2002          2002         2001
                                                  ------------   ----------   ----------
Weighted average shares outstanding.............   31,961,006    32,198,401   31,985,991
Effect of dilutive stock options................           --            --           --
                                                   ----------    ----------   ----------
Adjusted weighted average shares outstanding
  assuming dilution.............................   31,961,006    32,198,401   31,985,991
                                                   ==========    ==========   ==========



13. STOCK COMPENSATION PLANS



  STOCK OPTION PLANS



     In May 1995, IMIC adopted the Industri-Matematik International Corp. Stock Option Plan ("1995 Plan"), and in October 1998, IMIC adopted the
Industri-Matematik International Corp. 1998 Stock Option Plan ("1998 Plan") (the 1995 Plan and 1998 Plan, collectively, "U.S. Plans").



     The U.S. Plans provide for grants of incentive stock options to key employees (including officers and employee directors) of the Company and nonincentive stock options to key employees and members of IMIC's Board of Directors, consultants and other advisors of the Company who are not employees. The maximum term for either form of option is ten years, and the options which have been granted have had vesting periods of three to five years. A total of 3,000,000 shares of common stock were reserved for future issuance under the 1995 Plan, of which 2,259,500 were available for grant as of December 10, 2002. Of the total of 4,000,000 shares reserved for issuance under the 1998 Plan, 1,513,500 were available for grant as of December 10, 2002.



     Since there has been a public market for the Company's common stock, all stock options have been granted with an exercise price equal to or exceeding the market price. IMIC's Board of Directors believes that all stock options granted prior to there being such public market were granted with an exercise period equal to or exceeding the fair value of such common stock on the date of the grant, based on the facts, circumstances and limitations existing at the time of their determinations.



     Pursuant to the acquisition of IMIC by IMI Ireland, the U.S. Plans were cancelled in early 2003.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     The following is a summary of option transactions and exercise prices as it relates to the U.S. Plans.



                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                                                   EXERCISE
                                                  OPTIONS      PRICE PER OPTION     PRICE
                                                 ----------   ------------------   --------
Outstanding at April 30, 2000..................   3,984,850     $1.91  -- $26.38  $5.27
  Granted......................................     270,500     $1.72  -- $3.50   $2.24
  Exercised....................................    (151,900)    $1.91  -- $4.00   $2.03
  Terminated...................................    (914,000)    $1.91  -- $20.38  $4.61
Outstanding at April 30, 2001..................   3,189,450     $1.72  -- $26.38  $5.31
  Granted......................................   1,753,500     $0.65  -- $1.15   $0.96
  Exercised....................................          --     $  --  -- $  --   $  --
  Terminated...................................  (1,305,950)    $1.00  -- $26.38  $8.29
Outstanding at April 30, 2002..................   3,637,000     $0.65  -- $26.38  $2.91
  Granted......................................     280,000     $0.70  -- $0.93   $0.77
  Exercised....................................          --     $  --  -- $  --   $  --
  Terminated...................................    (690,500)    $0.83  -- $6.00   $1.44
Outstanding at December 10, 2002...............   3,226,500     $0.65  -- $26.38  $3.04
Vested at December 10, 2002....................   1,994,091     $0.65  -- $26.38  $3.74



     The following table summarizes information concerning outstanding and exercisable options as of December 10, 2002.



                                                        OPTIONS EXERCISABLE
                  WEIGHTED AVERAGE                     ---------------------
----------------------------------------------------                WEIGHTED
                                REMAINING                           AVERAGE
    RANGE OF       NUMBER OF      LIFE      EXERCISE   NUMBER OF    EXERCISE
 EXERCISE PRICES    OPTIONS      (YEARS)     PRICE      OPTIONS      PRICE
-----------------  ----------   ---------   --------   ----------   --------
$0.65  --  $ 2.00  1,785,400       8.4       $ 1.10      861,816     $ 1.29
$3.00  --  $ 3.69    617,600       7.0       $ 3.67      456,575     $ 3.68
$4.00  --  $ 6.00    704,000       5.8       $ 5.97      560,200     $ 5.97
$9.00  --  $26.38    119,500       4.3       $11.41      115,500     $11.38
-----      ------  ---------       ---       ------    ---------     ------
$0.65  --  $26.38  3,226,500       7.4       $ 3.04    1,994,091     $ 3.74
=====      ======  =========       ===       ======    =========     ======



  TRANSFERABLE STOCK OPTION PLAN



     In October 2000, the Company instituted a Transferable Stock Option Plan ("Swedish Plan") which supplements the U.S. Plans for the benefit of selected employees subject to Swedish income taxation. Pursuant to the Swedish Plan, options may be sold to employees giving them the right to purchase shares of Company common stock at a purchase price equal to the market value of the common stock on the date of sale of the option. The purchase price for the option is its fair market value on the date of sale. The options are transferable, and if an employee owning an option terminates his employment with the Company, the Company has the right to repurchase his options at their then market value, or if the options are not publicly traded, at the original purchase price plus interest. A total of 500,000 shares were reserved for issuance under the Swedish Plan, all of which were available for grant as of December 10, 2002. Pursuant to the acquisition of IMIC by IMI Ireland, the Swedish Plan was cancelled in early 2003.



     In May 2001, the Company instituted a Transferable Stock Option Plan for Abalon AB ("Abalon Plan"), a wholly owned subsidiary. The Plan is for the benefit of selected employees subject to Swedish

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES income taxation. Pursuant to the Abalon Plan, options may be sold to employees giving them the right to purchase shares of Abalon AB common stock at a purchase price equal to the market value of the common stock on the date of sale of the option. The purchase price for the option is its fair market value on the date of sale. The options are transferable, and if an employee owning an option terminates his or her employment with the Company, the Company has the right to repurchase the employee's options at their then market value, or if the options are not publicly traded, at the original purchase price plus interest. The Abalon Plan provides for the possibility to issue up to 20 percent of the subsidiaries outstanding common stock. At April 30, 2002, there were 310,000 Abalon AB options outstanding representing 3 percent of the subsidiaries outstanding common stock. During the period ended December 10, 2002, the Company exercised its right to repurchase all of the options issued under the Abalon Plan. Prior to December 10, 2002, the Company terminated the Plan, and so there were no Abalon AB options outstanding at that date.



  RESTRICTED STOCK PROGRAM



     In May 1995, the Company instituted a restricted stock program pursuant to which shares of IMIC's common stock were purchased by certain key employees who may be taxable pursuant to the laws of Sweden in exchange for nonrecourse promissory notes ("Restricted Stock Program"). The shares were issued through a wholly owned subsidiary of IMIC, Software Finance Corporation ("SFC"). Principal on the promissory notes is due either nine or ten years after issuance with interest being due and payable annually.



     No shares were sold during the period May 1, 2002 through December 10, 2002 or in fiscal years ended April 30, 2002 and 2001.



     Under the terms of the Restricted Stock Program, SFC has an option to repurchase the shares issued to each employee provided it pays an annual option premium. The exercise price to be paid by SFC upon exercise of a purchase option is the fair market value, provided that if the option to purchase is exercised prior to the end of a stated period, then the exercise price is the initial purchase price for a percentage of the shares after the first anniversary of the option agreement, generally decreasing by 20 percent each subsequent year and the exercise price for the balance of the shares is fair market value. The annual option premium paid by SFC is at a rate substantially equal to the interest due on the nonrecourse promissory note. If it exercises an option, SFC has the right and obligation to apply against the payment of any principal due on the employee's promissory note any amounts payable by SFC to the recipient of the shares as the exercise price under the Option Agreement. The individual employee has no personal obligation under the note; liability is limited to the shares sold.



     The shares sold pursuant to the Restricted Stock Program are included within common stock and additional paid-in capital in Stockholders' equity while the nonrecourse promissory notes are classified as a contra-account as notes receivable from Stockholders, and shown in Stockholders' equity. The Company has the ability to prevent the recipients from selling the purchased securities. The Company has not recognized any compensation expense in respect of the restricted stock in the statements of operations since the purchase price of the restricted stock did not differ from the estimated fair market value of the common stock on the date of issuance. The shares sold pursuant to the Restricted Stock Program and dividends paid thereon are subject to a pledge and security interest held by SFC.



     During the year ended April 30, 2002, one former employee and certain current employees terminated their interest in 432,000 shares and the related notes were cancelled. As of April 30, 2002, 634,995 shares sold pursuant to the Restricted Stock Program, with respect to which the related non-recourse promissory notes remained unpaid, were outstanding. There was no activity in the program during the period from May 1, 2002 through December 10, 2002. In November and December 2002, the program was terminated in contemplation of IMIC's acquisition by IMI Ireland. SFC took possession of the remaining 634,995

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES outstanding IMIC shares, and the related non-recourse notes held by SFC were cancelled pursuant to termination agreements. On December 11, 2002, SFC's non-recourse notes to IMIC were cancelled and SFC gave possession of the shares to IMIC. IMIC's transfer agent cancelled the shares in January 2003.



  EMPLOYEE STOCK PURCHASE PLAN



     Effective February 26, 1997, IMIC adopted the Industri-Matematik International Corp. 1997 Employee Stock Purchase Plan ("ESPP") to provide eligible employees an opportunity to purchase shares of IMIC common stock at a discount from market value through payroll deductions and other contributions. 600,000 shares were reserved for purchase pursuant to the ESPP in December 1998, and May 2000, respectively. The ESPP establishes purchase periods of up to 23 months and two 6-month periods per calendar year commencing each January 1 and July 1. On the last day of each accrual period, participant account balances are used to purchase shares of common stock at the lesser of 85 percent of the fair market value of the common stock on such date or on the first day of the purchase period. No participant may purchase more than 500 shares in any accrual period or shares having a value in excess of $21 in any calendar year. Employees purchased 21,580, 103,038 and 284,756 shares at an average price of $0.51, $1.47 and $2.09 per share under the ESPP during the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and 2001.



  PRO FORMA NET LOSS IN ACCORDANCE WITH SFAS NO. 123



     As permitted by the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applies APB Opinion 25 "Accounting for Stock issued to Employees" and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation cost has been recognized for the stock options or for purchases under the ESPP. If compensation cost for stock option plans and its ESPP has been determined based on the fair value at the grant dates as defined by SFAS No. 123, the Company's pro forma net loss and loss per share would have been as follows:



                                                         PERIOD
                                                      MAY 1, 2002      YEAR        YEAR
                                                        THROUGH        ENDED       ENDED
                                                      DECEMBER 10,   APRIL 30,   APRIL 30,
                                                          2002         2002        2001
                                                      ------------   ---------   ---------
NET LOSS
  As reported.......................................    $(11,851)     $(6,602)   $(35,251)
  Pro forma.........................................    $(12,368)     $(6,438)   $(39,883)
NET LOSS PER SHARE
  As reported.......................................    $  (0.37)     $ (0.20)   $  (1.10)
  Pro forma.........................................    $  (0.39)     $ (0.20)   $  (1.25)

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and 2001:



                                                           PERIOD
                                                        MAY 1, 2002      YEAR        YEAR
                                                          THROUGH        ENDED       ENDED
                                                        DECEMBER 10,   APRIL 30,   APRIL 30,
                                                            2002         2002        2001
                                                        ------------   ---------   ---------
Expected term (years).................................         5             5           5
Volatility factor.....................................       101%          101%        100%
Risk-free interest rate...............................      4.42%         4.47%       5.21%
Dividend yield........................................      0.00%         0.00%       0.00%
Fair value............................................     $0.59         $0.74       $1.73



     Shares issued under the ESPP were valued at the difference between the market value of the stock and the discounted purchase price of the shares on the date of the purchase. The date of grant and the date of purchase coincide for this plan.



     The weighted average fair value of shares issued to employees under the ESPP was $0.17, $0.49 and $0.68 during the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and 2001.



14. COMMITMENTS AND CONTINGENCIES



  OPERATING LEASES



     The Company leases office facilities and certain office equipment under various noncancellable operating lease agreements. Aggregate future minimum lease payments under noncancellable operating leases are as follows as of December 10, 2002:



PERIOD ENDING APRIL 30,
2003........................................................   $ 1,520
2004........................................................     3,667
2005........................................................     2,687
2006........................................................     1,532
2007........................................................     1,339
2008........................................................       929
Thereafter..................................................     3,114
                                                               -------
  Total future minimum lease payments.......................    14,788
Less: Future lease payments receivable in respect of
  subleases.................................................    (7,420)
                                                               -------
                                                               $ 7,368
                                                               =======



     Of the $7,420 of future lease payments receivable in respect of subleases, $4,383 is contingent upon a sublease not exercising a termination clause in March 2006.



     Total rent expense under the leases was $1,839, $5,558 and $5,371 for the period May 1, 2002 through December 10, 2002 and the years ended April 30, 2002 and April 30, 2001, respectively.



     The Company is liable to pay social fees on the gains in connection with the exercise of the Company's stock options by its employees in Sweden. The amount of the future liability is dependent upon the number of options exercised and the market price. Social fees in Sweden are approximately 33 percent.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

To offset this potential liability, during November 2000, the Company entered into a hedge transaction (Note 9).



     During the period May 1, 2002 through December 10, 2002, IMAB has amortized its liability under the nationally-agreed standard pension plan, the ITP Plan, administered by the Swedish PRI Authority. The liability was reduced by $565. It is expected that IMAB will continue to amortize its remaining liability by approximately $650 per year for the next three and one-half years.



  LITIGATION



     In February 1999, a class action lawsuit was commenced by service of a complaint against the Company, certain of its officers, directors and controlling shareholders who sold shares of common stock during the class period, and its underwriters claiming violation of the Federal securities laws. The complaint was dismissed, but the plaintiff had the right and did serve a new complaint. A motion to dismiss the second complaint has been submitted. No answer to either complaint was filed. While management believes this action to be without merit, an unfavorable outcome in the class or any other action which may be brought against the Company may have a material adverse effect upon the Company business, operating results and financial condition.



15. SEGMENT INFORMATION



     In accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," the Company operates in one industry segment, the design, development, marketing, licensing and support of client/server application software. The Company is managed on a geographic basis and the Company's management evaluates the performance of its segments and allocates resources to them based upon income (loss) from operations. Income
(loss) for operations for the geographic segments excludes general corporate expenses and product development costs. The majority of software development occurs in Sweden although the Company maintains some development facilities in the United States. Product development costs and general corporate expenses are reported in the Corporate segment. Assets by reportable segment are not disclosed since the Company's management does not review segmented balance sheet information. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment data includes intersegment revenues.



     The table below presents information about the Company's reportable segments:



                                                          PERIOD
                                                       MAY 1, 2002      YEAR        YEAR
                                                         THROUGH        ENDED       ENDED
                                                       DECEMBER 10,   APRIL 30,   APRIL 30,
                                                           2002         2002        2001
                                                       ------------   ---------   ---------
Revenues
  United States......................................    $ 8,219       $19,974     $28,220
  Nordic.............................................     15,900        24,214      28,383
  United Kingdom.....................................      3,753         6,658       6,316
  Netherlands........................................      4,977         5,771       7,325
  Australia..........................................        412           637       1,194
  Intercompany.......................................     (3,474)       (2,845)     (2,744)
  Corporate..........................................         --           871         661
                                                         -------       -------     -------
     Total revenues..................................    $29,787       $55,280     $69,355
                                                         =======       =======     =======

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     Included in the revenues of Nordic for the period May 1, 2002 through December 10, 2002 and the year ended April 30, 2002, respectively, $2,414 and $1,804 were revenues earned from other companies within the group ("Intercompany"). Included in the revenues for United Kingdom for the period May 1, 2002 through December 10, 2002 and the year ended April 30, 2002, respectively, $1,059 and $1,026 were intercompany revenues. Included in the revenues for various countries, for the period May 1, 2002 through December 10, 2002 and the year ended April 30, 2002, respectively, $0 and $15 were intercompany revenues. Various countries consist of Netherlands, Australia and the United States.



                                                        PERIOD
                                                     MAY 1, 2002      YEAR        YEAR
                                                       THROUGH        ENDED       ENDED
                                                     DECEMBER 10,   APRIL 30,   APRIL 30,
                                                         2002         2002        2001
                                                     ------------   ---------   ---------
Loss from operations
  United States....................................    $ (1,613)    $  1,602    $  7,795
  Nordic...........................................      (8,513)       2,244       2,039
  United Kingdom...................................         609        1,304           1
  Netherlands......................................         163          279       1,918
  Other Europe.....................................         672           (1)       (160)
  Australia........................................        (118)          22        (228)
  Canada...........................................         (16)          (3)         (3)
  Intercompany.....................................          57          (64)     (2,072)
  Corporate........................................      (2,552)     (12,651)    (29,446)
                                                       --------     --------    --------
     Total loss from operations....................    $(11,311)    $ (7,268)   $(20,156)
                                                       ========     ========    ========

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     Geographic data for revenues based upon customer location and long-lived assets (which consist of noncurrent assets other than goodwill and other intangible assets) were as follows:



                                                          PERIOD
                                                       MAY 1, 2002      YEAR        YEAR
                                                         THROUGH        ENDED       ENDED
                                                       DECEMBER 10,   APRIL 30,   APRIL 30,
                                                           2002         2002        2001
                                                       ------------   ---------   ---------
Revenues
  United States......................................    $ 6,756       $17,311     $23,086
  Nordic.............................................     13,404        22,065      25,546
  United Kingdom.....................................      2,950         5,225       6,657
  Netherlands........................................      3,445         5,953       6,561
  Other Europe.......................................      1,874         1,440       1,218
  Asia/Pacific.......................................        412           638       1,455
  Rest of Americas...................................        946         2,648       4,832
                                                         -------       -------     -------
     Total revenues..................................    $29,787       $55,280     $69,355
                                                         =======       =======     =======
Long-lived assets
  United States......................................    $   569       $   885     $ 1,732
  Nordic.............................................      1,517         1,770       2,387
  United Kingdom.....................................         73           346         410
  Netherlands........................................        106           116         158
  Australia..........................................         12            18          66
                                                         -------       -------     -------
     Total long-lived assets.........................    $ 2,277       $ 3,135     $ 4,753
                                                         =======       =======     =======



  MAJOR CUSTOMERS



     For the period May 1, 2002 through December 10, 2002 and the year ended April 30, 2001, the Company had no single customer with sales comprising more than 10 percent of total revenues. For the year ended April 30, 2002, the Company had one single customer, Sherwin Williams, with sales comprising 10.4 percent of total revenues.



16. RESTRUCTURING



     On October 10, 2002, the Company announced a restructuring designed to reduce its operating costs. The restructuring has resulted in a charge of $5,500, which has been recorded in the second quarter of fiscal year 2003. As of December 10, 2002, $4,600 of that amount remains as a liability and has not yet been paid. The Company anticipates that approximately $1,500 and $1,500 of that amount will be paid in the third and fourth quarters of fiscal year 2003, respectively. The remaining amount of $1,600 will be paid in fiscal 2004.

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     The following table presents the components of the charge included:



                                                               UNITED   REST OF
                                                      SWEDEN   STATES    WORLD    TOTAL
                                                      ------   ------   -------   ------
Severance benefits..................................  $4,561    $254     $381     $5,196
Lease obligations and terminations..................      --      --       53         53
Other...............................................     110      30       92        232
                                                      ------    ----     ----     ------
  Total restructuring charge........................  $4,671    $284     $526     $5,481
                                                      ======    ====     ====     ======



     Of the 68 employees terminated in Sweden, 6 worked in administration, 7 worked in sales and marketing, 26 worked in services and support and 29 worked in product development. Of the 15 employees terminated in the United States, 2 worked in administration, 7 worked in service and support, 4 worked in product development and 2 worked in sales and marketing. Of the 8 employees terminated in the Netherlands, 1 worked in administration, 2 worked in service and support and 5 worked in sales and marketing. The lease termination expenses were related to the space occupied by terminated employees.



     The following table presents the components of the accrual at October 10, 2002 and the restructuring activity through December 10, 2002:



                                                                               ACCRUAL AS OF
                                                       INITIAL   UTILIZATION   DECEMBER 10,
                                                       CHARGE    OF ACCRUAL        2002
                                                       -------   -----------   -------------
Severance benefits...................................  $5,196       $(782)        $4,414
Lease obligations and terminations...................      53          --             53
Other................................................     232        (110)           122
                                                       ------       -----         ------
                                                       $5,481       $(892)        $4,589
                                                       ======       =====         ======



     In April 2001, in order to reduce costs and increase efficiency, the Company announced a reorganization of its operations into four regional units each made up of sales, services, support and operations staff. In connection with the reorganization, the Company recorded a restructuring charge of $5,400 consisting primarily of employee severance costs, lease termination expenses and write-downs of certain property and equipment, of which $1,500 was utilized by April 30, 2001, and the balance utilized during the fiscal year ended April 30, 2002. The components of the charge included:



                                                              SWEDEN   U.S.   TOTAL
                                                              ------   ----   ------
Severance benefits..........................................  $2,431   $366   $2,797
Lease obligations...........................................   1,057     --    1,057
Write-down on fixed assets..................................   1,490     --    1,490
Other.......................................................      47     --       47
                                                              ------   ----   ------
  Total restructuring charge................................  $5,025   $366   $5,391
                                                              ======   ====   ======

            INDUSTRI-MATEMATIK INTERNATIONAL CORP. AND SUBSIDIARIES

     The following table presents the components of the activity relating to the fiscal 2001 restructuring through April 30, 2002. No accrual remained at December 10, 2002:



                                         INITIAL     ACCRUAL                              ACCRUAL
                                         CHARGE       AS OF                                AS OF
                                        APRIL 30,   APRIL 30,   UTILIZATION   CURRENCY   APRIL 30,
                                          2001        2001      OF ACCRUAL     EFFECT      2002
                                        ---------   ---------   -----------   --------   ---------
Severance benefits....................   $2,797      $2,621       $(2,550)     $ (71)       $--
Lease obligations and terminations....    1,057         990          (958)       (32)       --
Writedown of fixed assets.............    1,490          --            --         --        --
Other.................................       47          47           (47)        --        --
                                         ------      ------       -------      -----        --
                                         $5,391      $3,658       $(3,555)     $(103)       $--
                                         ======      ======       =======      =====        ==



17. SUBSEQUENT EVENTS



     In May 2003, the Company transferred the operations of its Swedish, Netherlands and United Kingdom subsidiaries, together with the intellectual property of the IMIC business, to IMI Ireland as part of a corporate reorganization.



     On September 9, 2003, Chinadotcom Corporation ("Chinadotcom") purchased a 51% interest in IMI Ireland for a contribution of $25,000 into a parent company of IMI. Chinadotcom is a Cayman Islands company incorporated with limited liability that trades on NASDAQ under the symbol CHINA.



     In October 2003, the Company sold the operations of its Abalon operations for $1,000. There was an insignificant gain recorded as a result of this transaction. This disposal was planned as part of IMI Ireland's acquisition of the Company.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS


                 FOR THE PERIOD FROM THE DATE OF INCORPORATION,


                    OCTOBER 23, 2002, THROUGH APRIL 30, 2003

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



                                     INDEX


                 FOR THE PERIOD FROM THE DATE OF INCORPORATION,


                    OCTOBER 23, 2002, THROUGH APRIL 30, 2003



                                                              PAGE(S)
                                                              -------
REPORT OF INDEPENDENT AUDITORS..............................   183

FINANCIAL STATEMENTS
Combined Consolidated Balance Sheet.........................   184
Combined Consolidated Statement of Operations...............   185
Combined Consolidated Statement of Changes in Stockholder's
  Deficit...................................................   186
Combined Consolidated Statement of Cash Flows...............   187
Notes to Combined Consolidated Financial Statements.........   188

                         REPORT OF INDEPENDENT AUDITORS



The Boards of Directors and Stockholder of


STG and IMI Global Holdings Ireland Limited



     In our opinion, the accompanying combined consolidated balance sheet and the related combined consolidated statements of operations, changes in stockholder's deficit and cash flows present fairly, in all material respects, the financial position of STG, IMI Global Holdings Ireland Limited and their respective subsidiaries (the "Company") at April 30, 2003 and the results of their operations and their cash flows for the period from the date of incorporation, October 23, 2002 through April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP


Philadelphia, Pennsylvania



October 4, 2003, except for paragraph 2 of Note 7 and


paragraph 2 of Note 19, as to which the date is


October 15, 2003

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



                      COMBINED CONSOLIDATED BALANCE SHEET


                                 APRIL 30, 2003


           (IN THOUSANDS OF DOLLAR, EXCEPT SHARES AND PER SHARE DATA)



ASSETS
Current assets
  Cash and cash equivalents.................................   $ 9,961
  Accounts receivable, less allowance for doubtful accounts
     of $31 at April 30, 2003...............................     5,846
  Unbilled receivables......................................       205
  Prepaid expenses..........................................     2,029
  Other current assets......................................       870
  Current assets of discontinued operations held for sale...     1,419
                                                               -------
     Total current assets...................................    20,330
                                                               -------
Noncurrent assets
  Property and equipment, net...............................     1,818
  Goodwill and other intangible assets......................     9,836
  Long-term cash deposit....................................       461
  Other noncurrent assets...................................       811
  Non-current assets of discontinued operations held for
     sale (includes goodwill of $718).......................       756
                                                               -------
     Total noncurrent assets................................    13,682
                                                               -------
     Total assets...........................................   $34,012
                                                               =======
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Current portion of long-term debt.........................   $ 1,750
  Note payable to Stockholder...............................     3,953
  Accounts payable..........................................     1,477
  Accrued expenses and other current liabilities............     3,886
  Accrued payroll and employee benefits.....................     3,323
  Accrued restructuring and transaction costs...............     4,852
  Deferred revenue..........................................     6,797
  Current liabilities of discontinued operations held for
     sale...................................................     1,225
                                                               -------
     Total current liabilities..............................    27,263
                                                               -------
Long-term liabilities
  Long-term debt, net of current portion....................     4,958
  Accrued pension liability.................................     2,550
  Other long-term liabilities...............................        70
                                                               -------
     Total long-term liabilities............................     7,578
                                                               -------
     Total liabilities......................................    34,841
                                                               -------
Commitments and contingencies (Note 15)
Stockholder's deficit
  Common stock of STG, $1.00 par value; 50,000 shares
     authorized, $50,000 issued and outstanding.............        50
  Common stock of IMI Global Holdings Ireland Limited, 1
     ordinary share Euro 1.00 par value; 40,000,000 ordinary
     shares, $0.001 par value, 34,000,000 10% Cumulative
     Preference shares, $0.001 par value shares authorized,
     1 ordinary share Euro 1.00 issued and outstanding......        --
  Receivable from Stockholder...............................       (37)
  Accumulated deficit.......................................      (522)
  Accumulated other comprehensive loss......................      (320)
                                                               -------
     Total Stockholder's deficit............................      (829)
                                                               -------
     Total liabilities and Stockholders' deficit............   $34,012
                                                               =======



    The accompanying notes are an integral part of the combined consolidated financial statements.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



                 COMBINED CONSOLIDATED STATEMENT OF OPERATIONS


                 FOR THE PERIOD FROM THE DATE OF INCORPORATION,


                    OCTOBER 23, 2002, THROUGH APRIL 30, 2003


                           (IN THOUSANDS OF DOLLARS)



REVENUES
Licenses....................................................   $1,006
Services and maintenance....................................   14,967
Other.......................................................      649
                                                               ------
  Total revenues............................................   16,622
                                                               ------
COST OF REVENUES
Licenses....................................................      329
Services and maintenance....................................    9,190
Other.......................................................      227
                                                               ------
  Total cost of revenues....................................    9,746
                                                               ------
  Gross profit..............................................    6,876
                                                               ------
OPERATING EXPENSES
Product development.........................................    2,000
Sales and marketing.........................................    1,591
General and administrative..................................    1,627
Amortization of other intangible assets.....................      601
Reorganization related costs................................      824
                                                               ------
  Total operating expenses..................................    6,643
                                                               ------
Operating income............................................      233
                                                               ------
OTHER INCOME (EXPENSE)
Interest income.............................................       64
Interest expense............................................     (213)
Miscellaneous expense, net..................................      (90)
                                                               ------
Loss from continuing operations before income taxes.........       (6)
Provision for income taxes..................................     (622)
                                                               ------
Net loss from continuing operations.........................     (628)
Income from discontinued operations, net of tax of $0.......      106
                                                               ------
  Net loss..................................................   $ (522)
                                                               ======



    The accompanying notes are an integral part of the combined consolidated financial statements.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



      COMBINED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT


                 FOR THE PERIOD FROM THE DATE OF INCORPORATION,


                    OCTOBER 23, 2002, THROUGH APRIL 30, 2003


                  (IN THOUSANDS OF DOLLAR, EXCEPT SHARES DATA)



                                                            COMMON
                                                           STOCK OF
                                                             IMI
                                                            GLOBAL                   ACCUMULATED       NOTE
                                                 COMMON    HOLDINGS                     OTHER       RECEIVABLE        TOTAL
                                COMPREHENSIVE   STOCK OF   IRELAND    ACCUMULATED   COMPREHENSIVE      FROM       STOCKHOLDER'S
                                    LOSS          STG      LIMITED      DEFICIT         LOSS        STOCKHOLDER      DEFICIT
                                -------------   --------   --------   -----------   -------------   -----------   -------------
BALANCE AS OF
OCTOBER 23, 2002..............      $  --          $--     $    --       $  --          $  --          $ --           $  --
Issuance of 50,000 shares of
  common stock of STG on
  October 23, 2002............         --           50          --          --             --           (37)             13
Issuance of one share of
  common stock of IMI Global
  Holdings Ireland Limited on
  November 8, 2002............         --           --          --          --             --            --              --
Net loss......................       (522)          --          --        (522)            --            --            (522)
Currency translation
  adjustment..................       (320)          --          --          --           (320)           --            (320)
                                    -----          ---     -------       -----          -----          ----           -----
BALANCE AS OF
APRIL 30, 2003................      $(842)         $50     $    --       $(522)         $(320)         $(37)          $(829)
                                    =====          ===     =======       =====          =====          ====           =====



    The accompanying notes are an integral part of the combined consolidated financial statements.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



                 COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS


                 FOR THE PERIOD FROM THE DATE OF INCORPORATION,


                    OCTOBER 23, 2002, THROUGH APRIL 30, 2003


                           (IN THOUSANDS OF DOLLARS)



CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................   $  (522)
Less: Income from discontinued operations...................      (106)
                                                               -------
Net loss from continuing operations.........................      (628)
Adjustments to reconcile net loss to net cash used in
  operating activities
  Depreciation and amortization.............................     1,080
  Impairment of property and equipment......................       184
  Deferred income taxes.....................................       565
  Changes in operating assets and liabilities
     Accounts receivable....................................     3,881
     Accrued income and prepaid expenses....................     1,147
     Income taxes...........................................       140
     Other assets...........................................     1,820
     Accounts payable.......................................       566
     Accrued expenses and other current liabilities.........    (7,306)
     Accrued payroll and employee benefits..................    (1,155)
     Deferred revenue.......................................     1,542
     Accrued pension liability..............................         9
     Other liabilities......................................       (37)
     Other..................................................      (259)
                                                               -------
       Net cash flows provided by operating activities......     1,549
                                                               -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment.........................      (263)
Payment for subsidiary, net of cash acquired of $9,379......    (1,574)
                                                               -------
       Net cash flows used in investing activities..........    (1,837)
                                                               -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan from stockholder.........................    10,953
Repayments of loan to stockholder...........................    (7,000)
Proceeds from term loan.....................................     7,000
Issuance of common stock....................................        13
Financing costs on term loan................................      (517)
Installment payment on term loan............................      (292)
                                                               -------
       Net cash flows provided by financing activities......   $10,157
                                                               =======
Translation differences on cash and cash equivalents........        92
                                                               -------
Net increase in cash and cash equivalents...................     9,961
Cash and cash equivalents at October 23, 2002...............        --
                                                               -------
Cash and cash equivalents at April 30, 2003.................   $ 9,961
                                                               =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for
  Interest..................................................   $   133
  Income taxes..............................................   $    --
NON-CASH FINANCING ACTIVITY
Issuance of common stock of STG for note receivable.........   $    37



    The accompanying notes are an integral part of the combined consolidated financial statements.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES



              NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS


                 FOR THE PERIOD FROM THE DATE OF INCORPORATION,


                    OCTOBER 23, 2002, THROUGH APRIL 30, 2003


          (IN THOUSANDS OF DOLLARS, EXCEPT SHARES AND PER SHARE DATA)



1.   ORGANIZATION AND NATURE OF BUSINESS



     These are the combined consolidated financial statements for the period from October 23, 2002 through April 30, 2003 for the following related companies and their respective subsidiaries:



     - STG, a Cayman Islands exempted company with limited liability that was incorporated on October 23, 2002.



     - IMI Global Holdings Ireland Limited ("IMI Ireland"), a private limited liability company incorporated and organized under the laws of the Republic of Ireland. IMI Ireland was incorporated on November 8, 2002 under the name of STG OMS Ireland Limited. On January 25, 2003, its name was changed to IMI Global Holdings Ireland Limited.



     STG and IMI Ireland (together with their respective subsidiaries, "IMI" or the "Company") were wholly owned subsidiaries of and under the common control of Symphony Technology II-A L.P. ("Symphony" or "Stockholder"), a Delaware limited liability partnership, for the period from their respective incorporations until May 14, 2003. On May 14, 2003, STG acquired IMI Ireland and its subsidiaries from Symphony pursuant to a corporate reorganization. This reorganization did not result in a change in the historical book values of the assets and liabilities of IMI Ireland since STG and IMI Ireland are under the common control of Symphony.



     The Company was inactive until December 11, 2002, when IMI Ireland acquired the entire issued common stock of Industri-Matematik International Corporation ("IMIC") for $11.0 million. IMIC was a Delaware corporation that was previously traded on the NASDAQ National Market ("NASDAQ") under the symbol IMIC. Funding for the acquisition of IMIC was provided to IMI Ireland in the form of both a short-term note payable and a partial capital contribution from Symphony (Note
12).



     As a result of its acquisition by IMI Ireland, IMIC was delisted from NASDAQ. These combined consolidated financial statements cover the period from October 23, 2002 (the date of incorporation of STG) through April 30, 2003. These combined consolidated financial statements include the results of operations of the IMIC business for the period December 11, 2002 (the date of IMIC's acquisition by IMI Ireland) through April 30, 2003.



     IMI develops, market and supports client/server and Internet-based application software that enables manufacturers, distributors, wholesalers, retailers, logistics service providers and e-businesses to more effectively manage their supply chains and their customer relationships. Supply chain management encompasses the execution of multiple customer-focused order fulfillment processes, including order management, pricing and promotion, handling, sourcing, warehouse management, transportation management, service management, customer relationship management and replenishment planning and coordination. IMI's software products monitor and manage event beyond the physical limitations of the enterprise. IMI's software products are designed to meet the complex fulfillment and customer service needs of distribution-intensive businesses. These products allow customers to leverage the value of their existing enterprise systems by integrating with legacy, new client/server and new Internet-based manufacturing, advanced planning and financial management systems. IMI has a professional services organization and relationships with third-party technology vendors and system integrators that configure solutions for clients.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

2.   SIGNIFICANT ACCOUNTING POLICIES



  PRINCIPLES OF CONSOLIDATION



     The combined consolidated financial statements include the accounts of STG, IMI Ireland and their respective subsidiaries, whose ultimate parent during the period presented was Symphony. All significant intercompany accounts and transactions have been eliminated in consolidation.



  REVENUE RECOGNITION



     License revenues represent sales of the Company's software. Service revenues represent sales from consulting implementation and training services. Annual maintenance and support revenues consist of ongoing support and sales of product updates. Other revenues primarily represent hardware sales. Revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee fixed and determinable, collectibility is probable and the arrangement does not require significant customization of the software. Revenue on multiple element arrangements is allocated to the various elements based on fair values specific to the Company. Maintenance and support revenue is deferred and recognized ratably over the term of the agreement, generally one year. Service revenue is recognized as the Company performs the services in accordance with the contract.



     In a multiple element arrangement when fair value does not exist for one or more of the undelivered elements in the arrangement, the Company recognizes revenue using the "residual method" in accordance with Statement of Position ("SOP") 98-9, Software Revenue Recognition in Respect to Certain Arrangements, issued by the American Institute of Certified Public Accountants. Under the "residual method," the total fair value of the undelivered elements is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.



     If the Company provides services on a fixed price contract, or the services are considered essential to the functionality of software products sold, or if software sold requires significant production, modification or customization, license and services revenue is accounted for in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts, which requires the used of the percentage-of-completion method of revenue recognition. In these cases, software revenue is recognized based on labor hours incurred to date compared to total estimated labor hours for the contract.



     Under the terms of the Company's License Agreements and Professional Service Agreements, in general, the only warranties provided are that the software will function in accordance with the applicable software documentation by a specified date. As these warranties are effective for a very limited time period and historically the Company has not had any significant warranty claims, the Company's policy has been to record no warranty provision upon the recognition of license revenues. In addition, due to the Company's insignificant product returns and price adjustments in past years, no provision is made for product returns and price adjustments upon recognition of software license revenues. The Company reviews on a project-by-project basis the cost of claims that it considers to be "warranty" type claims under Professional Services Agreements by establishing project reserves. The Company will continue to evaluate the need for recording a warranty provision upon recognition of software license revenues and delivery of customer modification work.



  PRODUCT DEVELOPMENT COSTS



     Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     Costs incurred in the product development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs since such costs have been immaterial.



  PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets as follows:



Computer equipment..........................................         3 years
Furniture and fixtures......................................   1 to 10 years
Leasehold improvements......................................         5 years
Software acquired...........................................    1 to 3 years



     Equipment purchased under capital leases is amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.



     Upon retirement or sale of property and equipment, cost and accumulated depreciation on such assets are removed from the accounts and any gains or losses are reflected in the statement of operations. Maintenance and repairs are charged to expense as incurred.



  INTANGIBLE ASSETS



     Intangible assets are valued at their historic cost and are reviewed periodically and adjusted for any reduction in value. Intangibles are amortized to income on a straight-line basis over their useful life. The amortization period is determined at time of acquisition, based upon management's evaluation and considering factors such as existing market share, potential sales growth and other factors in the acquired asset.



     The useful lives assigned to intangibles currently on the balance sheet are:



Customer contracts and relationships........................   10 years
Completed software technology...............................    3 years



  LONG-LIVED ASSETS



     The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which provides guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of, and defines what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented.



     The carrying values of long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment would be determined based on a comparison of future undiscounted cash flows to the underlying assets. If required, adjustments would be measured based on discounted cash flows.



  FOREIGN CURRENCY TRANSLATION



     The functional currency of IMI's foreign subsidiaries is the applicable local currency. The translation from the respective foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income statement accounts using a weighted average exchange rate during the period. Gains or losses resulting from such translation are included in

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES miscellaneous expense, except for the effect of exchange rates on intercompany transactions of a long-term nature, which are accumulated and credited or charged to other comprehensive loss.



  CONCENTRATION OF RISK



     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable with customers and cash balances with financial institutions in excess of federally insured amounts. The Company monitors the credit quality of such financial institutions. Credit risk with respect to accounts receivable, however, is limited due to the number of customers comprising the Company's customer base and their dispersion principally across the United States, Scandinavia, the United Kingdom, the Netherlands and Australia. The Company's customers are generally multi-national companies in the food and beverage, pharmaceutical, consumer electronics, automotive parts and industrial sector industries. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company maintains allowances for potential credit losses.



     A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona and, to a lesser extent, the U.K. pound sterling, the Euro, the Australian dollar and the Canadian dollar. The Company incurs a significant portion of its expenses in Swedish krona, including a significant portion of its product development expenses and a substantial portion of its general and administrative expenses. As a result, appreciation of the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The Company does not currently undertake hedging transactions to cover its currency exposure, but the Company may choose to hedge a portion of its currency exposure in the future as it deems appropriate.



     License and service and maintenance revenues related to the Company's software products are expected to represent a substantial portion of the Company's revenues in the future. The Company's success depends on continued market acceptance of its suite of software and services as well as the Company's ability to introduce new versions of software or other products to meet the evolving needs of its customers.



  CASH AND CASH EQUIVALENTS



     The Company considers all highly liquid, low risk debt instruments purchased with original maturity dates of three months or less to be cash equivalents.



  UNBILLED RECEIVABLES



     Unbilled receivables represents unbilled income recognized on fixed price services contracts and scheduled amounts due from customers on terms, which are longer than typical trade terms.



  USE OF ESTIMATES



     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and contingent liabilities at the date of the financial statements an the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.



  COMPREHENSIVE LOSS



     The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components. "Comprehensive loss" includes

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES foreign currency translation gains and losses that have been previously excluded from net loss and reflected instead in equity. The Company has reported the components of comprehensive loss on its combined consolidated statements of stockholders' equity.



  CASH FLOW INFORMATION



     Cash flows in foreign currencies have been converted to U.S. dollars at an approximate weighted average exchange rate.



  FAIR VALUE OF FINANCIAL INSTRUMENTS



     The Company discloses the estimated fair values for all financial instruments for which it is practicable to estimate fair value. Financial instruments including cash and cash equivalents, receivables and payables, derivative instruments and current portions of long-term debt are deemed to approximate fair value due to their short maturities. The carrying amount of long-term debt with banks are also deemed to approximate their fair value.



  INCOME TAXES



     The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized, to the differences between the financial statements carrying amount and the tax bases of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net income in the period in which the tax rate change in enacted. The statement also requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely that not that some or all of the deferred tax assets may not be realized.



  DEFERRED FINANCING COSTS



     External professional costs incurred in connection with the issuance of long-term borrowings are capitalized as an asset and amortized over the term of the debt facility.



  EFFECT OF RECENT PRONOUNCEMENTS



     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others ("FIN No. 45"). FIN No. 45 requires that a guarantor recognize a liability at inception of certain guarantees and disclose certain other types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The initial recognition and measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.



     The Company's standard product license agreement contains clauses whereby the Company warrants that the licensed software does not infringe any third-party copyright or patent. The Company's obligations for a breach of this warranty shall be to modify or replace the licensed software at the Company's expense with functionally equivalent software so as to eliminate the infringement and to indemnify the Customer from any third party infringement claim. The Company does not expect to incur any infringement liability as a result of the customer indemnification clauses.



     In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Entities ("FIN No. 46"), an interpretation of Accounting Research

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

Bulletin No. 51, Consolidated Financial Statements, which addresses the criteria for consolidation by business enterprises of variable interest entities. We do not have variable interest entities and, therefore, FIN No. 46 will have no impact on our financial position or results of operations.



     SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued in June 2002 and became effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and states that an entity's commitment to an exit plan, by itself, does not create a present obligation that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company's adoption of SFAS No. 146 did not have a material impact on the Company's financial position or results of operations.



     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's results of operations, liquidity, or financial condition.



3.   ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS



     The following table provides a summary of the activity in the accounts receivable allowance for doubtful accounts for the period October 23, 2002 through April 30, 2003:



Balance at October 23, 2002.................................  $--
Arising on acquisition of IMIC..............................   31
Charged to expense..........................................   --
Deductions..................................................   --
                                                              ---
Balance at April 30, 2003...................................  $31
                                                              ===



4.   FOREIGN CURRENCY TRANSLATION



     For the period October 23, 2002 through April 30, 2003, the Company recorded foreign exchange losses of $118.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

5.   PROPERTY AND EQUIPMENT



     Property and equipment is recorded at cost, less accumulated depreciation and amortization. At April 30, 2003, property and equipment consist of:



Computer software and equipment.............................  $1,345
Furniture and fixtures......................................     732
Leasehold improvements......................................     220
                                                              ------
                                                               2,297
Less accumulated depreciation and amortization..............    (479)
                                                              ------
                                                              $1,818
                                                              ======



6.   GOODWILL AND INTANGIBLE ASSETS



     The Company follows SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 142 eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter and in certain circumstances.



     On December 11, 2002, the Company acquired the outstanding common stock of IMIC with all of its net assets (Note 1). The results of IMIC's operations have been included in the combined consolidated financial statements since that date. Tangible assets and liabilities were recorded based on their respective fair values. Identifiable intangible assets as of the acquisition date consisted of existing proprietary software technology, customer contracts and related relationships. These too have been recorded at fair value, based upon management's assessments of discontinued future cash flows, in addition to considering the results of a valuation carried out by an independent third party firm of appraisers.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     The aggregate purchase price was $10,953 in cash less $9,379 of cash acquired. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition, based on the third party valuation. Goodwill, being the excess of the purchase price over the fair value of the assets and liabilities acquired, has been recorded in the books as follows:



CONSIDERATION
Cash paid net of cash of $9,379 acquired....................   $1,574
Assumed liabilities at fair value...........................   24,214
Accrued restructuring costs.................................    3,343
Accrued transaction costs...................................    1,883
                                                               ------
  Total consideration.......................................   31,014
ASSETS ACQUIRED
Current assets, less cash...................................   13,730
Other assets................................................    3,336
Net assets of discontinued operations held for sale (Note
  7)........................................................      126
Fixed assets................................................    2,102
Intangible assets...........................................    6,500
                                                               ------
  Total assets acquired.....................................   25,794
                                                               ------
Goodwill on date of acquisition of IMIC.....................   $5,220
                                                               ======
Portion of goodwill attributable to discontinued operations
  held for sale.............................................   $  718
                                                               ======



     At April 30, 2003, the Company has $5,220 of goodwill, of which $718 is attributable to assets of discontinued operations held for sale, and $5,899 of unamortized identifiable intangible assets. The Company has adopted the provisions of SFAS No. 142 and accordingly, does not record amortization relating to its existing goodwill.



     The changes in the carrying amount of goodwill for the period ended April 30, 2003, are as follows:



                                                               GOODWILL
                                                               --------
Balance at date of incorporation............................    $   --
Plus: Amount arising out of the acquisition of IMIC (of
  which $718 is attributable to net assets of discontinued
  operations held for sale).................................     5,220
Less: Adjustment resulting from the reversal of an opening
  balance sheet deferred tax asset valuation allowance on
  subsequently utilized net operating loss carryforwards....      (565)
                                                                ------
Balance at April 30, 2003...................................    $4,655
                                                                ======



     The following are identifiable intangible assets that have finite lives and are subject to amortization:



                                                            AS OF APRIL 30, 2003
                                               ----------------------------------------------
                                                            GROSS                      NET
                                               ESTIMATED   CARRYING   ACCUMULATED    CARRYING
                                                 LIFE       AMOUNT    AMORTIZATION    AMOUNT
                                               ---------   --------   ------------   --------
INTANGIBLE ASSETS
Customer contracts and related
  relationships..............................  10 years     $3,100       $(129)       $2,971
Existing software technology.................   3 years      3,400        (472)        2,928
                                                            ------       -----        ------
                                                            $6,500       $(601)       $5,899
                                                            ======       =====        ======

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     The total amortization expense for period ended April 30, 2003 is $601. The estimated aggregate amortization expense for the next five succeeding fiscal periods is:



FOR THE PERIOD ENDED APRIL 30,
2004........................................................   $1,443
2005........................................................    1,443
2006........................................................      972
2007........................................................      310
2008........................................................      310
Thereafter..................................................    1,421
                                                               ------
                                                               $5,899
                                                               ======



     The Company had no identifiable intangible assets with indefinite lives that are not subject to amortization at April 30, 2003.



7.   DISCONTINUED OPERATIONS



     As a result of the acquisition of IMIC, the Company has acquired a 100% ownership interest in Industri-Matematik Abalon AB ("Abalon"). The Company held Abalon exclusively with a view for subsequent sale, and, accordingly, the net results of the operations of Abalon are classified as income from discontinued operations in these combined consolidated financial statements. The assets and liabilities of Abalon are classified as being held for sale, and accordingly, these are presented separately in the assets and liability sections in the combined consolidated balance sheet. The Company did not receive any dividends from Abalon during the period ended April 30, 2003.



     The Company disposed of all of its interest in Abalon on October 15, 2003 for cash consideration. Under the terms of the transaction, the Company will enter into a non-exclusive reseller agreement with Abalon so that it can continue to sell Abalon software products to existing customers and as part of a suite of IMI products. The terms of the reseller agreement will be at arms length.



     IMI's net investment in Abalon at April 30, 2003 comprises the following:



Expected disposal proceeds..................................  $1,000
Expected costs of disposal..................................     (50)
                                                              ------
Net assets of discontinued operations held for sale.........  $  950
                                                              ======



     Following are the condensed results of Abalon for the period from the Company's acquisition of IMIC through April 30, 2003:



Revenues....................................................  $1,830
Cost of Revenues............................................     913
Operating expenses..........................................     864
Miscellaneous income........................................      53
                                                              ------
Income from discontinued operations, net of tax of $0.......  $  106
                                                              ======

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     The condensed balance sheet of Abalon at April 30, 2003 was as follows:



CURRENT ASSETS
Cash and cash equivalents...................................  $   89
Accounts receivable.........................................     860
Prepaid expenses and accrued income.........................     420
Other current assets........................................      50
                                                              ------
  Current assets of discontinued operations held for sale...   1,419
                                                              ------
NONCURRENT ASSETS
Property and equipment, net.................................      38
Goodwill....................................................     718
                                                              ------
  Noncurrent assets of discontinued operations held for
     sale...................................................     756
                                                              ------
CURRENT LIABILITIES
Accounts payable, including amounts due to IMI..............     206
Accrued expenses and other current liabilities..............     216
Accrued payroll and employee benefits.......................     236
Deferred revenue............................................     567
                                                              ------
  Current liabilities of discontinued operations held for
     sale...................................................   1,225
                                                              ------
Net assets of discontinued operations held for sale.........  $  950
                                                              ======



8.   INCOME TAXES



     Loss from continuing operations before income taxes was distributed geographically as follows:



U.S.........................................................  $   414
Ireland.....................................................   (1,695)
Foreign.....................................................    1,275
                                                              -------
                                                              $    (6)
                                                              =======

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     Components of the provision for income taxes are as follows:



CURRENT
U.S. Federal................................................   $ --
U.S. State..................................................     --
Ireland.....................................................     --
Foreign.....................................................     56
                                                               ----
  Total current provision...................................     56
                                                               ----
DEFERRED
U.S. Federal................................................    164
U.S. State..................................................     --
Ireland.....................................................     --
Foreign.....................................................    402
                                                               ----
  Total deferred provision..................................    566
                                                               ----
  Total provision for income taxes..........................   $622
                                                               ====



                                                                            DATE OF
                                                                          ACQUISITION
                                                                            OF IMIC
                                                              APRIL 30,   DECEMBER 11,
                                                                2003          2002
                                                              ---------   ------------
DEFERRED INCOME TAXES, NONCURRENT ASSET
Net operating loss carryforwards............................   $34,044      $33,827
Allowance for doubtful accounts.............................        36           12
Restructuring...............................................     1,011        1,827
Depreciation................................................       397          400
Other.......................................................       710        1,001
Intangible assets...........................................    (2,006)      (2,210)
                                                               -------      -------
  Total deferred income taxes, noncurrent asset.............    34,192       34,857
  Valuation allowance.......................................   (34,192)     (34,857)
                                                               -------      -------
Total net deferred income taxes, noncurrent asset...........   $    --      $    --
                                                               =======      =======



     A reconciliation of the provision for income taxes to the amount computed by applying the statutory rates is as follows:



U.S. Statutory rate.........................................   $   2
U.S. tax....................................................    (144)
Foreign taxes...............................................    (458)
Permanent differences.......................................     (20)
Other.......................................................      (2)
                                                               -----
  Effective tax rate........................................   $(622)
                                                               =====



     The Company has applied a full valuation allowance to deferred tax assets. A 100 percent allowance was applied by management based upon the Company's nonprofitable operations and inability to predict when this asset could be realized. At October 23, 2002 to April 30, 2003, the Company's deferred tax asset, which amounted to $34,192 ($34,044 related to net operating loss carryforward plus $148 related to

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES other temporary differences), was offset by applying a valuation allowance resulting in a net deferred tax asset at April 30, 2003, of $0. Of the net operating loss carryforwards, $28,675 were incurred in the United States and $48,429 were incurred in Sweden. The net operating loss carryforwards may be carried forward to offset future income up to 20 years in the United States and indefinitely in Sweden. However, should the Company begin to make a profit in the U.S., its acquired U.S. net operating loss carryforwards will be subject to annual limitations due to the change in ownership as defined under Section 382 of the Internal Revenue Code of 1986. The decrease in the valuation allowance of $665 is due to a decrease in deferred tax assets in the amount of $100 and utilization of $565 in deferred tax assets related to acquired net operating loss carryforwards which were realized and recorded against goodwill.



9.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES



Accrued interest............................................   $  104
Accrued purchases...........................................    1,122
Short-term portion pension liability........................      725
Value-added tax.............................................      293
Employee withholding taxes..................................      431
Income tax payable..........................................      855
Other.......................................................      356
                                                               ------
                                                               $3,886
                                                               ======



     Short-term portion of pension liability relates to a scheduled reduction of pension debt by paying premiums and transferring employees from the pension plan administered by Swedish PRI authority to the Swedish National Pension Organization Plan administered by Alecta (Note 13). The pension debt will be reduced each year going forward by approximately the same amount for the next three years.



10. ACCRUED PAYROLL AND EMPLOYEE BENEFITS



Accrued commissions.........................................  $   31
Accrued payroll taxes.......................................     175
Accrued vacation pay........................................   1,418
Accrued salaries and bonus..................................   1,278
Accrued pension expenses....................................     421
                                                              ------
                                                              $3,323
                                                              ======

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

11. LONG-TERM DEBT



     The Company secured a bank loan of $7,000 in January 2003. The interest rate of this term loan is the bank's prime rate plus 3 percent. The bank loan is secured by a debenture containing fixed and floating charges over the assets of the Company. The loan is repayable in monthly installments with aggregate annual repayment amounts as follows:



2004........................................................  $1,750
2005........................................................   1,750
2006........................................................   1,750
2007........................................................   1,458
                                                              ------
                                                               6,708
Less: Current portion.......................................  (1,750)
                                                              ------
Long-term debt, net of current portion......................  $4,958
                                                              ======



     At April 30, 2003, the Company was in compliance with its debt covenants. Subsequent to the balance sheet date, the Company breached its debt covenants, as a result of various matters including the late filing of financial statements and also because it did not obtain the necessary consents from the bank in relation to IMI's acquisition by Chinadotcom Corporation ("Chinadotcom") described in Note 19 below. The Company has decided not to attempt to return to compliance with these covenants or seek waivers from the bank, as it is the intention of Chinadotcom to repay the debt with the proceeds of the contribution into the parent company of IMI referred to in Note 19.



12. RELATED PARTY TRANSACTIONS



     The Company's acquisition of IMIC in December 2002 was funded by a $10,953 advance from the Stockholder. On January 25, 2003, the Company secured a $7,000 loan from a commercial bank (Note 11). The proceeds from this loan were remitted to the Stockholder, so as to reduce the amount of the advance from the Stockholder to $3,953. On January 27, 2003, the remaining advance was formally converted into a note payable to the Stockholder. The terms of this note are that it is unsecured, subordinated to the bank loan and it accrues interest at
5.06 percent. At April 30, 2003, interest of $54 was accrued and unpaid on this note.



     On May 1, 2003, the Company cancelled $2,000 of the indebtedness related to this note in exchange for payment for 34,000, 10 percent Cumulative Preference Shares of IMI Ireland that were issued to the Stockholder. On June 25, 2003, the Company repaid the remaining $1,953, together with accrued interest of $66 to the Stockholder. As of April 30, 2003, the Company classified the remaining balance on the note payable to the Stockholder within current liabilities.



     During January 2003, the Company entered into an agreement for the provision of strategic advisory and board directorship services from the Stockholder. The agreement was effective January 1, 2003 and calls for payment by IMI to the Stockholder of $50 per quarter for these services. As of April 30, 2003, the Company had accrued expenses of $67 in respect of the services provided by the Stockholder. No payment had been made to the Stockholder in respect of this agreement prior to April 30, 2003.



13. EMPLOYEE BENEFIT PLANS



     The Company provides retirement benefits for substantially all employees in the United States and in foreign locations. In the U.S., the U.K. and the Netherlands, the Company sponsors defined contribution plans. In addition, IMI's Swedish subsidiary, IMAB has a supplemental defined contribution plan for

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES certain key management employees. Contributions by the Company relating to its defined contribution plans for the period ended October 23, 2002 through April 30, 2003 were $1,114.



     IMAB also participates in several pension plans (noncontributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan, the ITP Plan, and administered by a national organization, Pensionsregisteringsinstitutet ("PRI"). The level of benefits and actuarial assumptions are calculated and established by the national organization and, accordingly, IMAB may not change benefit levels or actuarial assumptions. The Company accounts for pensions in accordance with SFAS No. 87, Employers' Accounting for Pensions. In March 2001, IMAB amended its financing of these plans from financing via corporate assets to financing via premiums paid to Alecta, the Swedish National Pension Organization. The pension book reserve will, in the future, only increase with an interest component. IMAB has provided a guaranty to Forsakringsbolaget Pensions Garanti ("FPG"), a third party guarantor of pension liabilities, in the amount of $650. This guaranty is in the form of a collateralized bank deposit of the same amount and is recorded as a noncurrent asset. During the period October 23, 2002 through April 30, 2003, IMAB has amortized its liability by $364. It is expected that IMAB will continue to amortize its remaining liability by approximately $650 per year for the next three years.



     The net periodic benefit cost for the IMAB's defined benefit retirement plan in Sweden include the following components:



Service cost................................................  $--
Interest cost...............................................   69
                                                              ---
  Net periodic benefit cost.................................  $69
                                                              ===



     The following table sets forth the change in the benefit obligation for IMAB's defined benefit plan in Sweden:



CHANGE IN BENEFIT OBLIGATION
Arising on acquisition of IMIC..............................  $3,528
Service cost................................................      --
Interest cost...............................................      69
Benefits paid...............................................      --
Settlement..................................................    (187)
Effect of foreign currency exchange rates...................    (135)
                                                              ------
Benefit obligation at April 30, 2003........................  $3,275
                                                              ======



     The following table shows the Plan's funded status and amounts recognized in the combined consolidated balance sheet:



ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION
Unfunded status.............................................  $3,275
Out of which long-term liability............................   2,550
Out of which short-term liability...........................     725



     The following assumptions were used to determine the IMAB's obligation under the Swedish plan:



Discount rate...............................................  5.30%
Rate of increase in salaries................................  3.00%
Inflation rate..............................................  2.00%

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

14.STOCKHOLDER'S EQUITY, NUMBER OF SHARE INFORMATION AND STOCK COMPENSATION
   PLANS



     The articles of association of STG authorize 50,000 shares of common stock with a par value of $1.00. All of these authorized shares have been issued and are outstanding. The articles of association of IMI Ireland authorize 1 ordinary share of common stock with a par value of Euro 1.00, 40,000,000 shares of common stock with a par value of $0.001 and 34,000,000 10% Cumulative Preference shares of $0.001. The 1 ordinary share with par value of Euro 1.00 is issued and outstanding. No other IMI Ireland authorized shares have been issued as of April 30, 2003.



     Under the terms of their respective letters of employment, three members of the Company's management team are entitled to receive common stock options equal to 5.0 percent of the authorized shares of IMI Ireland and 2.0 percent of the authorized shares of a subsidiary of STG. As of April 30, no grants had been made nor had the strike price of such options been determined. There were no other stock compensation plans in place during the period.



15. COMMITMENTS AND CONTINGENCIES



  OPERATING LEASES



     The Company leases office facilities and certain office equipment under various noncancellable operating lease agreements. Aggregate future minimum lease payments under noncancellable operating leases are as follows as of April 30, 2003.



YEAR ENDING APRIL 30,
2004........................................................  $ 3,667
2005........................................................    2,687
2006........................................................    1,532
2007........................................................    1,339
2008........................................................      929
Thereafter..................................................    3,114
                                                              -------
  Total future minimum lease payments.......................  $13,268
                                                              =======
Less: Future lease payments receivable in respect of
  subleases.................................................  $(7,260)
                                                              -------
                                                              $ 6,008
                                                              =======



     Of the $7,260 of future lease payments receivable in respect of subleases, $4,383 is contingent upon a sublease not exercising a termination clause in March 2006.



     Total net rent expense under the leases was $1,163 for the period October 23, 2002 through April 30, 2003.



     During the period October 23, 2002 through April 30, 2003, IMAB has amortized its liability under the nationally-agreed standard pension plan, the ITP Plan, administered by PRI. The liability was reduced by $565. It is expected that IMAB will continue to amortize its remaining liability by approximately $650 per year for the next three years.



     As a result of the acquisition of IMIC, the Company has assumed a contingent liability related to a class action lawsuit against IMIC. There has been no activity with regard to this lawsuit since the acquisition of IMIC. The lawsuit was originally commenced by service of a complaint against IMIC, certain of its officers, directors and controlling shareholders who sold shares of common stock during the class period, and its underwriters claiming violation of the Federal securities laws. The complaint was dismissed, but the plaintiff had the right and did serve a new complaint. A motion to dismiss the second

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES complaint has been submitted. No answer to either complaint was filed. While management believes this action to be without merit, an unfavorable outcome in the class or any other action, which may be brought against IMIC may have a material adverse effect upon the Company business, operating results and financial condition.



16. SEGMENT INFORMATION



     The Company operates in one industry segment, the design, development, marketing, licensing and support of client/server application software. The Company is managed on a geographic basis and the Company's management evaluates the performance of its segments and allocates resources to them based upon income from operations. Income for operations for the geographic segments excludes general corporate expenses and product development costs. The majority of software development occurs in Sweden although the Company maintains some development facilities in the United States. Product development costs and general corporate expenses are reported in the Corporate segment. Assets by reportable segment are not disclosed since the Company's management does not review segmented balance sheet information. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment data includes intersegment revenues.



     The table below presents information about the Company's reportable segments for the period ended April 30, 2003:



REVENUES
United States...............................................  $ 5,382
Nordic region...............................................    8,692
United Kingdom..............................................    2,735
Netherlands.................................................    2,659
Australia...................................................       40
Intercompany................................................   (2,886)
                                                              -------
  Total revenues............................................  $16,622
                                                              =======



     Included in the revenues of the Nordic region for the period October 23, 2002 through April 30, 2003, $1,718 was revenues earned from other companies within the group. Included in the revenues for United Kingdom for the period October 23, 2002 through April 30, 2003, $1,168 was revenues earned from other companies within the group.



INCOME FROM OPERATIONS
United States...............................................  $1,331
Nordic region...............................................    (659)
United Kingdom..............................................    (872)
Netherlands.................................................     768
Rest of world...............................................      70
Corporate...................................................    (405)
                                                              ------
  Total income from operations..............................  $  233
                                                              ======

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     Geographic data for revenues based upon customer location and long-lived assets (which consist of noncurrent assets other than goodwill and other intangible assets) were as follows:



REVENUES
United States...............................................  $ 4,595
Nordic region...............................................    7,269
United Kingdom..............................................    2,129
Netherlands.................................................    1,933
Rest of world...............................................      696
                                                              -------
  Total revenues............................................  $16,622
                                                              =======
LONG-LIVED ASSETS
Ireland.....................................................  $ 9,836
United States...............................................      381
Nordic region...............................................    1,290
United Kingdom..............................................       50
Netherlands.................................................       97
                                                              -------
  Total long-lived assets...................................  $11,654
                                                              =======



  MAJOR CUSTOMERS



     For the period October 23, 2002 through April 30, 2003, no customer of the Company accounted for more than 10 percent of total revenues.



17. ACCRUED RESTRUCTURING AND TRANSACTION COSTS



     The following table summarizes the components of the accrued restructuring and transaction costs at April 30, 2003:



Restructuring and transaction costs arising from IMIC
  acquisition...............................................  $3,169
Remaining liability of assumed October 2002 IMIC
  restructuring costs.......................................   1,683
                                                              ------
  Total accrued restructuring and transaction costs.........  $4,852
                                                              ======



  RESTRUCTURING AND TRANSACTION COSTS ARISING FROM IMIC ACQUISITION



     On December 11, 2002, the Company acquired the entire issued common stock of IMIC for $10,953 (Note 1). Transaction costs of $1,883 were incurred and reflected on the opening balance sheet of the Company. The transaction costs primarily related to professional fees incurred in connection with the transaction and $472 of costs to establish indemnity insurance for the former directors and officers of IMIC, which had no future benefits to the Company.



     Further, the Company announced a restructuring initiative that resulted in $3,343 opening balance sheet accrual on December 11, 2002 (Note 6). As of April 30, 2003, $3,169 of the cumulative liability relating to acquisition and restructuring charges remains as a liability and has not yet been paid. The Company anticipates that these remaining amounts will be paid by mid-2004.

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES

     The following table presents the components of these restructuring and transaction related costs:



                                                                 UNITED   REST OF
                                            CORPORATE   SWEDEN   STATES    WORLD    TOTAL
                                            ---------   ------   ------   -------   ------
Transaction costs.........................   $1,883     $   --    $ --     $ --     $1,883
Severance benefits........................       --      1,636     853      227      2,716
Residual lease obligations................       --        514     122       (9)       627
                                             ------     ------    ----     ----     ------
  Total restructuring and transaction
     costs................................   $1,883     $2,150    $975     $218     $5,226
                                             ======     ======    ====     ====     ======



     The restructuring initiative related to the IMIC acquisition resulted in termination of 65 employees. Of these terminated employees, 37 were in service and support, 15 were in sales and marketing, 10 were in development and 3 were in administrative functions. The $627 of residual lease obligation costs arose from the closure and consolidation of facilities that has been undertaken as a result of the acquisition of IMIC. The leases relating to facilities that the Company has exited expire in 2003 and 2004.



     The following table presents the components of the provisions at December 11, 2002 and the related activity through April 30, 2003:



                                                                                  ACCRUAL AT
                                                          INITIAL   UTILIZATION   APRIL 30,
                                                          CHARGE    OF ACCRUAL       2003
                                                          -------   -----------   ----------
Transaction costs.......................................  $1,883      $(1,177)      $  706
Severance benefits......................................   2,716         (839)       1,877
Residual lease obligations..............................     627          (41)         586
                                                          ------      -------       ------
                                                          $5,226      $(2,057)      $3,169
                                                          ======      =======       ======



  OCTOBER 2002 IMIC RESTRUCTURING COSTS



     Upon the acquisition of IMIC, the Company assumed $4,589 of liabilities to the restructuring that IMIC announced in October 2002.



     The following table presents the components of the provisions at December 11, 2002 and the related activity through April 2003:



                                                       ACCRUAL AT                  ACCRUAL AT
                                                      DECEMBER 11,   UTILIZATION   APRIL 30,
                                                          2002       OF ACCRUAL       2003
                                                      ------------   -----------   ----------
Severance benefits..................................     $4,414        $(2,780)      $1,634
Residual lease obligations and other costs..........        175           (126)          49
                                                         ------        -------       ------
  Total accrued restructuring costs.................     $4,589        $(2,906)      $1,683
                                                         ======        =======       ======



     The Company anticipates that these remaining amounts will be paid by mid-2004.



     The October 2002 restructuring initiative resulted in the termination of 91 employees. Of these terminated employees, 35 were in service and support, 14 were in sales and marketing, 33 were in development and 9 were in administrative functions.



18. REORGANIZATION COSTS



     During the period October 23, 2002 through April 30, 2003, the Company incurred and expensed $824 of costs related to a corporate reorganization. The corporate reorganization has been undertaken in conjunction with the acquisition of IMIC to provide a new legal structure for the group that will give rise

           STG, IMI GLOBAL HOLDINGS IRELAND LIMITED AND SUBSIDIARIES to reduced future taxation rates. These costs primarily consist of professional fees incurred to effect the reorganization.



19. SUBSEQUENT EVENTS



     On September 9, 2003, Chinadotcom purchased a 51% interest in IMI for a contribution of $25.0 million into a parent company of IMI. Chinadotcom is a Cayman Islands company incorporated with limited liability that trades on NASDAQ under the symbol CHINA.



     In October 2003, the Company sold its Abalon operations for $1.0 million. There was an insignificant gain recorded as a result of this transaction. This disposal was planned as part of IMI Ireland's acquisition of the IMIC.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                            CHINADOTCOM CORPORATION
                          CDC SOFTWARE HOLDINGS, INC.
                                      AND
                               ROSS SYSTEMS, INC.
                         DATED AS OF SEPTEMBER 4, 2003

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
                                     ARTICLE I
                                    DEFINITIONS
SECTION 1.01.    Definitions.................................................   A-1
SECTION 1.02.    Other Definitions...........................................   A-5
SECTION 1.03.    Construction................................................   A-7

                                    ARTICLE II
                                    THE MERGER
SECTION 2.01.    The Merger..................................................   A-7
SECTION 2.02.    Effective Time; Closing.....................................   A-7
SECTION 2.03.    Effect of the Merger........................................   A-7
SECTION 2.04.    Conversion of Securities....................................   A-8
SECTION 2.05.    Exchange of Certificates....................................   A-8
SECTION 2.06.    Stock Transfer Books........................................  A-10

                                    ARTICLE III
                             THE SURVIVING CORPORATION
SECTION 3.01.    Certificate of Incorporation; By-laws.......................  A-10
SECTION 3.02.    Directors and Officers......................................  A-11
SECTION 3.03.    Employee Stock Options; Employee Stock Purchase Plan........  A-11
SECTION 3.04.    Dissenting Shares...........................................  A-11
SECTION 3.05.    Further Assurances..........................................  A-12

                                    ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SECTION 4.01.    Organization and Qualification; Subsidiaries................  A-12
SECTION 4.02.    Certificate of Incorporation and By-laws....................  A-12
SECTION 4.03     Capitalization..............................................  A-13
SECTION 4.04.    Authority Relative to This Agreement........................  A-13
SECTION 4.05.    Section 203.................................................  A-14
SECTION 4.06.    No Conflict; Required Filings and Consents..................  A-14
SECTION 4.07.    Permits; Compliance.........................................  A-14
SECTION 4.08.    SEC Filings; Financial Statements...........................  A-15
SECTION 4.09.    Absence of Certain Changes or Events........................  A-16
SECTION 4.10.    Absence of Litigation.......................................  A-16
SECTION 4.11.    Employee Benefit Plans......................................  A-17
SECTION 4.12.    Labor and Employment Matters................................  A-18
SECTION 4.13.    Form F-4; Proxy Statement...................................  A-19
SECTION 4.14.    Property and Leases.........................................  A-20
SECTION 4.15.    Intellectual Property.......................................  A-20
SECTION 4.16.    Taxes.......................................................  A-25
SECTION 4.17.    Environmental Matters.......................................  A-26
SECTION 4.18.    Material Contracts..........................................  A-26
SECTION 4.19.    Insurance...................................................  A-27
SECTION 4.20.    Brokers and Fees............................................  A-28
SECTION 4.21.    Customers...................................................  A-28
SECTION 4.22.    Sale of Products; Performance of Services...................  A-28
SECTION 4.23.    Compliance with Law.........................................  A-28

                                                                               PAGE
                                                                               ----
SECTION 4.24.    Certain Business Practices..................................  A-28
SECTION 4.25.    Transactions with Affiliates................................  A-29
SECTION 4.26.    Vote Required...............................................  A-29
SECTION 4.27.    Fairness Opinion............................................  A-29
SECTION 4.28.    Company Rights Agreement....................................  A-29
SECTION 4.29.    Silicon Valley Bank.........................................  A-29
SECTION 4.30.    Accounts Receivable.........................................  A-29

                                     ARTICLE V
              REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
SECTION 5.01.    Corporate Organization......................................  A-29
SECTION 5.02.    Authority Relative to This Agreement........................  A-29
SECTION 5.03.    No Conflict; Required Filings and Consents..................  A-30
SECTION 5.04.    Financing...................................................  A-30
SECTION 5.05.    Form F-4; Proxy Statement...................................  A-30
SECTION 5.06.    Brokers.....................................................  A-31
SECTION 5.07.    Capitalization..............................................  A-31
SECTION 5.08.    SEC Filings; Financial Statements...........................  A-31
SECTION 5.09.    Compliance with Law.........................................  A-32
SECTION 5.10.    Absence of Litigation.......................................  A-32
SECTION 5.11.    No Vote Required............................................  A-32
SECTION 5.12.    Operations of Merger Sub....................................  A-32

                                    ARTICLE VI
                      CONDUCT OF BUSINESS PENDING THE MERGER
SECTION 6.01.    Conduct of Business by the Company Pending the Merger.......  A-32
SECTION 6.02.    Conduct of Business by Parent and Merger Sub Pending the      A-35
                 Merger......................................................
SECTION 6.03.    Tax Matters.................................................  A-35

                                    ARTICLE VII
                               ADDITIONAL AGREEMENTS
SECTION 7.01.    Stockholders' Meeting.......................................  A-36
SECTION 7.02.    Proxy Statement.............................................  A-36
SECTION 7.03.    Registration Statement......................................  A-36
SECTION 7.04.    Access to Information; Confidentiality......................  A-37
SECTION 7.05.    No Solicitation of Transactions.............................  A-37
SECTION 7.06.    Employee Benefits Matters...................................  A-38
SECTION 7.07.    Directors' and Officers' Indemnification and Insurance......  A-38
SECTION 7.08.    Notification of Certain Matters.............................  A-39
SECTION 7.09.    Further Action; Reasonable Best Efforts.....................  A-39
SECTION 7.10.    Regulatory Authorization....................................  A-39
SECTION 7.11.    Public Announcements........................................  A-40
SECTION 7.12.    Resignation of Officers and Directors.......................  A-40
SECTION 7.13.    General Cooperation.........................................  A-40
SECTION 7.14.    Conveyance Taxes............................................  A-40

                                                                               PAGE
                                                                               ----
SECTION 7.15.    Affiliates..................................................  A-40
SECTION 7.16.    Plan of Reorganization......................................  A-40
SECTION 7.17.    Nasdaq Quotation............................................  A-41

                                   ARTICLE VIII
                             CONDITIONS TO THE MERGER
SECTION 8.01.    Conditions to the Obligations of Each Party.................  A-41
SECTION 8.02.    Conditions to the Obligations of Parent and Merger Sub......  A-41
SECTION 8.03.    Conditions to the Obligations of the Company................  A-42

                                    ARTICLE IX
                         TERMINATION, AMENDMENT AND WAIVER
SECTION 9.01.    Termination.................................................  A-42
SECTION 9.02.    Effect of Termination.......................................  A-43
SECTION 9.03.    Fees and Expenses...........................................  A-43
SECTION 9.04.    Amendment...................................................  A-44
SECTION 9.05.    Waiver......................................................  A-44

                                     ARTICLE X
                                GENERAL PROVISIONS
SECTION 10.01.   Notices.....................................................  A-45
SECTION 10.02.   Severability................................................  A-45
SECTION 10.03.   Entire Agreement; Assignment................................  A-45
SECTION 10.04.   Parties in Interest.........................................  A-46
SECTION 10.05.   Specific Performance........................................  A-46
SECTION 10.06.   Governing Law...............................................  A-46
SECTION 10.07.   Waiver of Jury Trial........................................  A-46
SECTION 10.08.   Headings....................................................  A-46
SECTION 10.09.   Counterparts................................................  A-46

     THIS AGREEMENT AND PLAN OF MERGER is dated as of September 4, 2003 (the "Agreement") by and among CHINADOTCOM CORPORATION, a company organized under the laws of the Cayman Islands ("Parent"), CDC SOFTWARE HOLDINGS, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and ROSS SYSTEMS, INC., a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders to consummate, and have approved, the business combination transaction provided for herein, pursuant to which and upon the terms and subject to the conditions set forth herein, Merger Sub will merge with and into the Company (the "Merger");

     WHEREAS, the Board of Directors of the Company (the "Board") has approved the Merger and declared its advisability, and resolved to recommend that holders of shares of common stock, par value $0.001 per share of the Company (the "Shares"), vote their Shares in favor of the Merger; and

     WHEREAS, Parent, Merger Sub and certain stockholders of the Company set forth in Schedule I hereto (the "Principal Stockholders") have entered into stockholder agreements dated as of the date hereof (the "Stockholder Agreements"), providing that, among other things, such Principal Stockholders shall vote their Shares or Preferred Shares (as defined below), as applicable, in favor of the Merger on the terms and subject to the conditions set forth therein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.01.  Definitions.  (a) For purposes of this Agreement:

          "ACQUISITION PROPOSAL" means (i) any proposal or offer from any Person other than Parent or Merger Sub relating to any direct or indirect acquisition of (A) all or a substantial part of the assets of the Company and its consolidated Subsidiaries, taken as a whole or (B) over 15% of any class of equity securities of the Company or of any material consolidated Subsidiary; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or any consolidated Subsidiary; or (iii) any proposal or offer from any Person other than Parent or Merger Sub regarding any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any consolidated Subsidiary, other than the Transactions.

          "AFFILIATE" of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

          "BENEFICIAL OWNER" means a Person with respect to any Shares (i) which such Person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such Person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject to the passage of time or other conditions), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its affiliates or associates or Person with whom such Person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares.

          "BUSINESS DAY" means any day, other than a Saturday, Sunday or other day on which commercial banks are required or authorized to close in the City of New York.

          "CERTIFICATE OF DESIGNATIONS" means the Certificate of Designations of Rights, Preferences and Privileges with respect to the Preferred Shares dated June 29, 2001.

          "COMPANY DISCLOSURE SCHEDULE" means the corresponding disclosure schedule dated the date hereof and delivered to Parent and Merger Sub by the Company concurrently with the execution and delivery of this Agreement.

          "COMPANY INDEBTEDNESS" means all obligations and liabilities created, issued or incurred by the Company or any Subsidiary for borrowed money or long term debt, including bank loans, mortgages, notes payable, purchase money installment debt, capital lease obligations, guarantees of indebtedness of others, loans from stockholders or other Affiliates of the Company or any Subsidiary, and all principal, interest, fees prepayment penalties or amounts due or owing with respect thereto.

          "COMPANY MATERIAL ADVERSE EFFECT" means any change, event, circumstance, development or effect on the Company and its Subsidiaries that is or is reasonably likely to be materially adverse to the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that "Company Material Adverse Effect" shall not include any effect arising out of or attributable to: (a) any change, event, circumstance, development or effect resulting from a change in general economic or financial market conditions; (b) any change, event, circumstance, development or effect resulting from or relating to any acts of terrorism or war; (c) any change, event, circumstance, development or effect resulting from a change in industry conditions, except, in the case of (a), (b), or (c), to the extent such change, event, circumstance, development or effect disproportionately affects the Company as compared to the technology industry as a whole; (d) any change, event, circumstance, development or effect resulting from the announcement of the execution of this Agreement or the pendency or consummation of the Transactions; or (e) any change, event, circumstance, development or effect resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; provided, however, that for purposes of clauses (d) and (e), the Company shall have used its reasonable best efforts to ameliorate or prevent any such adverse change, event, circumstance, development or effect.

          "COMPANY OWNED INTELLECTUAL PROPERTY" means all Intellectual Property in which the Company or any Subsidiary has (or purports to have) an ownership interest.

          "CONFIDENTIALITY AGREEMENT" means that certain confidentiality agreement, dated November 21, 2002, between the Company and a subsidiary of Parent.

          "CONTRACT" means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

          "CONTROL" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

          "DELAWARE LAW" means the General Corporation Law of the State of Delaware.

          "DISCLOSURE SCHEDULES" means the Company Disclosure Schedule and the Parent Disclosure Schedule.

          "ENVIRONMENTAL LAWS" means any Laws of any Governmental Authority relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health or natural resources.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "EXECUTIVE OPTIONS" means the Options held by the persons set forth on
     Schedule II attached hereto.

          "GOVERNMENTAL AUTHORITY" means any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

          "HAZARDOUS SUBSTANCES" means (i) those substances defined in or regulated under the following United States federal Laws and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos or asbestos containing materials, radon, lead and lead-based paint; and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

          "INTELLECTUAL PROPERTY" means and includes all past, present, and future rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof,
     (iii) rights associated with works of authorship, including exploitation rights, copyrights, moral rights, mask works and registrations and applications for registration thereof, (iv) confidential and proprietary information, including trade secrets, technical information and know-how, customer lists, confidential marketing and customer information, (v) Software, (vi) domain names, URLs, world wide web pages, internet and intranet sites (including all content thereof), together with member or user lists and information associated therewith, (vii) other intellectual property rights of every kind and nature and (viii) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses
     (i) through (vii) above.

          "KNOWLEDGE" means (i) with respect to the Company, the actual knowledge of the following persons: Frank M. Dickerson, J. William Goodhew, III, Verome Johnston, Eric W. Musser, Rick Marquardt, Bruce J. Ryan, Richard Thomas, J. Patrick Tinley and Robert B. Webster and; and (ii) with respect to Parent, the actual knowledge of the following persons: Peter Yip, Daniel Widdicombe and Steven Chan.

          "LAW" means any United States or non-United States statute, law, ordinance, regulation, rule, code, common law standard or obligation, executive order, governmental directive, injunction, judgment, decree or other order.

          "NASDAQ" means The Nasdaq National Market.

          "OPTIONS" means the options, issued by the Company, to purchase Shares under the Option Plans.

          "OPTION PLANS" means, collectively, the Company 1998 Stock Option Plan, as amended, and the Company 1988 Stock Option Plan, as amended.

          "PARENT COMMON STOCK" means the Class A Common Shares, par value $0.00025 per share, of Parent.

          "PARENT DISCLOSURE SCHEDULE" means the corresponding disclosure schedule dated the date hereof and delivered to the Company by Parent concurrently with the execution and delivery of this Agreement.

          "PARENT MATERIAL ADVERSE EFFECT" means any change, event, circumstance, development or effect on Parent and its controlled subsidiaries that is or is reasonably likely to be materially adverse to the business, assets, properties, financial condition or results of operations of Parent and its controlled subsidiaries, taken as a whole; provided, however, that "Parent Material Adverse Effect" shall not include any effect arising out of or attributable to: (a) any change, event, circumstance, development or effect resulting from a change in general economic or financial market conditions; (b) any change, event, circumstance, development or effect resulting from or relating to any acts of terrorism or war; (c) any change, event, circumstance, development or effect resulting from a change in industry conditions, except, in the case of (a), (b), or (c), to the extent such change, event, circumstance, development or effect disproportionately affects Parent as compared to the technology industry as a whole; (d) any change, event, circumstance, development or effect resulting from the announcement of the execution of this Agreement or the pendency or consummation of the Transactions; or (e) any change, event, circumstance, development or effect resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; provided, however, that for purposes of clauses (d) and (e), Parent shall have used its reasonable best efforts to ameliorate or prevent any such adverse change, event, circumstance, development or effect.

          "PARENT MEAN PRICE" means the average of the per share closing prices of Parent Common Stock on the Nasdaq during the ten consecutive trading days ending on (and including) the trading day that is two trading days prior to the date of the Effective Time.

          "PARENT PRICE" means the average of the per share closing prices of Parent Common Stock on the Nasdaq during the ten consecutive trading days ending on (and including) the trading day that is two trading days prior to the date of the Effective Time; provided, however, that for purposes of this Agreement and subject to the provisions of Section 9.01(e), the Parent Price shall not be greater than $10.50 or less than $8.50.

          "PERSON" means an individual, corporation, partnership, limited partnership, joint venture, limited liability company, syndicate, person (including a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

          "PREFERRED SHARES" means shares of 7.5% Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

          "PREFERRED STOCKHOLDER AGREEMENT" means the Stockholder Agreement entered into among Parent, Merger Sub and Benjamin W. Griffith, III.

          "REGISTERED IP" means all Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority, including all patents, copyright registrations, mask work registrations and trademark registrations and all applications for any of the foregoing.

          "REPRESENTATIVES" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives.

          "SEC" means the United States Securities and Exchange Commission.

          "SOFTWARE" means computer software, programs and databases in any form, including source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, and modifications thereof, and all related documentation, developer notes, comments and annotations.

          "SUBSIDIARY" or "SUBSIDIARIES" means, with respect to the Company, any Person the majority of the voting or equity interests of which is controlled by the Company, directly or indirectly through one or more intermediaries.

          "SUPERIOR PROPOSAL" means any Acquisition Proposal not solicited or initiated in violation of Section 7.05(a) that (i) relates to more than 50% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, (ii) is made by a Person who the Board has reasonably concluded in good faith will have adequate sources of financing to consummate such Superior Proposal, and (iii) is on terms that the Board determines in its good faith judgment (after receiving the advice of a financial advisor of nationally-recognized reputation, and after taking into account all the terms and conditions of the Acquisition Proposal, including any regulatory obstacles, break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable to the Company's stockholders than this Agreement and the Merger, taken as a whole.

          "TAXES" means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges.

          "TRANSACTIONS" means the transactions contemplated hereunder, including the Merger and the transactions contemplated by the Stockholder Agreements.

          "UNAUDITED INTERIM BALANCE SHEET" means the unaudited consolidated balance sheet of the Company and its consolidated subsidiaries as of March 31, 2003, included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, and as filed with the SEC prior to the date of this Agreement.

          "WARRANT" means the Ross Systems, Inc. Stock Purchase Warrant dated June 29, 2001 pursuant to which the holder thereof is entitled to purchase 47,244 Shares in accordance with the terms and subject to the conditions set forth therein.

     SECTION 1.02. Other Definitions. Each of the following terms is defined in the section set forth opposite such term:

DEFINED TERM                                                  LOCATION OF DEFINITION
------------                                                  ----------------------
2002 Balance Sheet..........................................  4.08(c)
Action......................................................  4.10(a)
Agreement...................................................  Preamble
Assumed Options.............................................  3.03(a)
Blue Sky Laws...............................................  4.06(b)
Board.......................................................  Recitals
Broadview...................................................  4.20
Certificate of Incorporation................................  4.02
Certificate of Merger.......................................  2.02
Certificate.................................................  2.05(b)
Closing Date................................................  2.02
Code........................................................  Recitals
Company.....................................................  Preamble
Company Licensed Intellectual Property......................  4.15(g)(v)
Company Preferred Stock.....................................  4.03(a)
Company Rights..............................................  4.03(a)
Company Rights Agreement....................................  4.03(a)

DEFINED TERM                                                  LOCATION OF DEFINITION
------------                                                  ----------------------
Company Series B Preferred Stock............................  4.03(a)
Company Stockholders' Approval..............................  7.01
Conversion Ratio............................................  3.03(a)
Dissenting Shares...........................................  3.04(a)
DOJ.........................................................  7.10
Effective Time..............................................  2.02
Environmental Permits.......................................  4.17
ERISA.......................................................  4.11(a)
ESPP........................................................  3.03(b)
ESPP Date...................................................  3.03(c)
Exchange Ratio..............................................  2.04(a)(i)
Expenses....................................................  9.03(a)
Fee.........................................................  9.03(b)
FTC.........................................................  7.10
GAAP........................................................  4.08(b)
HSR Act.....................................................  4.06(b)
incentive stock options.....................................  3.03(a)
IRS.........................................................  4.11(a)
Liens.......................................................  4.14(b)
Material Contracts..........................................  4.18(a)
Merger......................................................  Recitals
Merger Consideration........................................  2.04(a)(i)
Merger Sub..................................................  Preamble
Multiemployer Plan..........................................  4.11(b)
Multiple Employer Plan......................................  4.11(b)
Number of Optioned Shares...................................  3.03(b)
Options.....................................................  3.03(a)
Parent......................................................  Preamble
Parent SEC Reports..........................................  5.08(a)
Parent Preferred Stock......................................  5.07(a)
Paying Agent................................................  2.05(a)
Payment Fund................................................  2.05(a)
Per Share Amount............................................  2.04(a)
Permits.....................................................  4.06
Permitted Investments.......................................  2.05(a)
Permitted Liens.............................................  4.14(b)
Plans.......................................................  4.11(a)
Principal Stockholders......................................  Recitals
Proxy Statement.............................................  7.02
Registration Statement......................................  7.03
SEC Reports.................................................  4.08(a)

DEFINED TERM                                                  LOCATION OF DEFINITION
------------                                                  ----------------------
Securities Act..............................................  4.08(a)
Shares......................................................  Recitals
Standard Form Confidentiality Agreement.....................  4.12(d)
Stockholder Agreements......................................  Recitals
Stockholders' Meeting.......................................  7.01
Surviving Corporation.......................................  2.03
SVB.........................................................  4.29
Tail Policy.................................................  7.07(b)
Tax Opinion.................................................  7.16(a)
Warrants....................................................  4.03(b)

     SECTION 1.03. Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words "include," "includes" and "including" do not limit the preceding terms or words and shall be deemed to be followed by the words "without limitation", (d) the terms "hereof", "herein", "hereunder", "hereto" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms "day" and "days" mean and refer to calendar day(s) and (f) the terms "year" and "years" mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Schedule and Exhibit references herein are to Articles, Sections and Exhibits of this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

                                   ARTICLE II

                                   THE MERGER

     SECTION 2.01. The Merger. Upon the terms and subject to the conditions set forth in Article VIII and Section 7.16(b), Merger Sub shall be merged with and into the Company at the Effective Time in accordance with Delaware Law.

     SECTION 2.02. Effective Time; Closing. Subject to the terms and conditions of this Agreement, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law (the date and time of such filing being, the "Effective Time"). Immediately prior to such filing, a closing shall be held at the offices of King & Spalding LLP, 191 Peachtree Street, Atlanta, Georgia 30303, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII (the "Closing Date").

     SECTION 2.03. Effect of the Merger. Subject to Section 7.16(b), at the Effective Time, the separate corporate existence of Merger Sub shall cease, the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"), and the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

     SECTION 2.04(a) Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

             (i) subject to the provisions of Sections 2.05 and 9.01(e), each Share (together with the associated Company Right) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.04(a)(ii) and any Dissenting Shares (as hereinafter defined)) shall be canceled and converted automatically into the right to receive (A) the number (the "Exchange Ratio") of shares of Parent Common Stock determined by dividing $14.00 by the Parent Price and rounding the result to the nearest one thousandth of a share, payable upon surrender, in the manner provided in
        Section 2.05, of the certificate that formerly evidenced such Share; and
        (B) $5.00 in cash ((A) and (B) together being the "Merger
        Consideration");

             (ii) each Share (together with the associated Company Right) held in the treasury of the Company and each Share (together with the associated Company Right) owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and payment or other consideration made with respect thereto; and

             (iii) each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $.0001 per share, of the Surviving Corporation.

          (b) Immediately prior to the Effective Time, all Preferred Shares issued and outstanding immediately prior to the Effective Time shall be converted into Shares in accordance with terms of the Certificate of Designations and the Preferred Stockholder Agreement.

          (c) Upon exercise of the Warrant, the holder of the Warrant shall have the right to receive the Merger Consideration for each Share issuable upon such exercise in accordance with the terms of the Warrant. The Company shall use its reasonable best efforts to cause the Warrant to be either vested and exercised or redeemed prior to the Effective Time.

     SECTION 2.05. Exchange of Certificates. (a) Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably satisfactory to the Company to act as agent (the "Paying Agent") for the holders of Shares to receive the funds and Parent Common Stock to which holders of Shares shall become entitled pursuant to Section 2.04. As of the Effective Time, Parent shall deposit or shall cause to be deposited with the Paying Agent in a separate fund established for the benefit of the holders of Shares, for payment in accordance with this Article II through the Paying Agent, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.04 as of the Effective Time, (ii) cash in amounts payable pursuant to Section 2.04 as of the Effective Time, and (iii) cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.05(c) (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto being, the "Payment Fund"). The Paying Agent shall, pursuant to irrevocable instructions, pay the Merger Consideration payable pursuant to Section 2.04 out of the Payment Fund. The Paying Agent shall invest cash portions of the Payment Fund as Parent directs in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest investment grade rating from both Moody's Investors Services, Inc. and Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1,000,000,000 (collectively, "Permitted Investments"); provided, however, that the maturities of Permitted Investments shall be such as to permit the Paying Agent to make prompt payment to former holders of the Shares entitled thereto as contemplated by this Agreement. All earnings on Permitted Investments shall be the sole and exclusive property of Parent and no part of the earnings shall accrue to the benefit of holders of Shares. If for any reason the Payment Fund is inadequate to pay the amounts to which holders of Shares shall be entitled, Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

     (b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of a certificate (a "Certificate") which immediately prior to the Effective Time represented outstanding Shares (and associated Company Rights) entitled to receive the Merger Consideration pursuant to this Article II a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates to the Paying Agent pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor: (i) the Merger Consideration for each Share formerly evidenced by such Certificate (with the portion of the Merger Consideration consisting of Parent Common Stock being evidenced by certificates representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to Section 2.04), (ii) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.05(c) and (iii) any other dividends or other distributions to which such holder is entitled pursuant to
Section 2.05(d), and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate, including any interest accrued in respect of the Payment Fund. If the payment under this
Section 2.05(b) is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of Parent that such taxes either have been paid or are not applicable. After the Effective Time, the holders of Certificates shall cease to have rights with respect to such Certificates (except such rights, if any, as they may have as dissenting shareholders), and except as aforesaid their sole rights shall be to exchange said Certificates for the amounts payable pursuant to this Agreement.

     (c) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Certificates, but in lieu thereof, each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the Parent Mean Price.

     (d) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.05(c), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.05(c) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

     (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Shares occurring on or after the date hereof and prior to the Effective Time.

     (f) Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, for each Share, the Merger Consideration, any cash in lieu of fractional shares to which such holder is entitled pursuant to
Section 2.05(c) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.05(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

     (g) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Shares for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.05(c) and any dividends or other distributions with respect to the Parent Common Stock payable pursuant to
Section 2.05(d); provided, however, that none of Parent, Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Law.

     (h) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent.

     SECTION 2.06. Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.

                                  ARTICLE III

                           THE SURVIVING CORPORATION

     SECTION 3.01. Certificate of Incorporation; By-laws. (a) At the Effective Time the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation; provided, however, that, at the Effective Time,
Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Ross Systems, Inc."

     (b) Unless otherwise determined by Parent prior to the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

     SECTION 3.02. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time (which shall include the officers of the Company immediately prior to the Effective Time) shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

     SECTION 3.03. Employee Stock Options; Employee Stock Purchase Plan. (a) Effective as of the Effective Time, Parent shall, for each Option (not including any Executive Options) then outstanding with an exercise price of $19.00 or less (the "Substituted Options"), substitute such Options with stock options to purchase Parent Common Stock. Each Substituted Option, whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under the Option Plans, a number of shares of Parent Common Stock equal to the product of (i) the number of Shares subject to such Substituted Option multiplied by (ii) the Conversion Ratio (as defined below), at an exercise price per share of Parent Common Stock equal to the quotient of (x) the per share exercise price of the Option to purchase Shares, divided by (y) the Conversion Ratio; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("incentive stock options"), the option price and the number of shares purchasable pursuant to such option shall be determined in order to comply with Section 424(a) of the Code. Any such stock options to purchase Parent Common Stock shall be issued contingent upon the consummation of the Transactions and shall include an acknowledgement by the optionee that such stock options to purchase Parent Common Stock are being substituted for the Substituted Options.

     (b) For purposes of Section 3.03(a), the "Conversion Ratio" shall be the sum of (i) the quotient of (A) $14.00, divided by (B) the Parent Price (or, in the event Parent agrees in writing pursuant to Section 9.01(e) that the Exchange Ratio shall be determined based on the Parent Mean Price, then the Parent Mean Price), plus (ii) the quotient of (X) $5.00, divided by (Y) the closing sales price of Parent Common Stock on the Nasdaq for the last trading day prior to the date of the Effective Time.

     (c) As of the last day of the payroll period immediately preceding the Effective Time (the "ESPP Date"), all offering and purchase periods under way under the Company's Employee Stock Purchase Plan (the "ESPP"), shall be terminated and, as of the date of this Agreement, no new offering or purchase periods shall be commenced. Unless a participant in the ESPP has withdrawn from the ESPP in accordance with its terms, such participant's option to purchase Shares under the ESPP shall be exercised automatically on the ESPP Date in accordance with the terms of the ESPP. All Shares acquired by such participant pursuant to the ESPP as of the Effective Time shall, at the Effective Time, be converted into the right to receive the Merger Consideration in accordance with
Section 2.04(a).

     (d) The Company shall use take all actions necessary to effectuate the provisions of this Section 3.03.

     SECTION 3.04. Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of Delaware Law and who shall have not effectively withdrawn or lost such right to appraisal (collectively, the "Dissenting Shares") shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.04. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them, in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal with respect to such Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger

Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.05, of the certificate or certificates that formerly evidenced such Shares.

     (b) The Company shall give Parent (i) prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

     SECTION 3.05. Further Assurances. Each party hereto will, either prior to or after the Effective Time, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation at or following the Effective Time with full title to all assets, properties, privileges, rights, approvals, immunities and franchises of either of the Merger Sub or the Company or to effect the other purposes of this Agreement.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

     SECTION 4.01. Organization and Qualification; Subsidiaries. (a) Each of the Company and each Subsidiary is a corporation duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect.

     (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, the percentage of the outstanding capital stock of each Subsidiary owned by the Company and each other Subsidiary and the authorized capital stock, the number of issued and authorized shares of capital stock and the record owner of such shares, is set forth in
Section 4.01(b) of the Company Disclosure Schedule. Except as disclosed in
Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. Neither the Company nor any Subsidiary has agreed or is obligated to make, or is bound by any written, oral or other agreement, Contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereafter be in effect under which it may become obligated to make any future material investment in or material capital contribution to any other entity. Neither the Company, nor any Subsidiary, is a general partner of any general partnership, limited partnership or other similar entity.

     SECTION 4.02. Certificate of Incorporation and By-laws. The Company has heretofore made available to Parent a complete and correct copy of the Certificate of Incorporation (the "Certificate of Incorporation") and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary. Such Certificate of Incorporation, By-laws or equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary is in material violation of any of the provisions of its Certificate of Incorporation, By-laws or equivalent organizational documents.

     SECTION 4.03. Capitalization. (a) The authorized capital stock of the Company consists of 15,000,000 Shares and 5,000,000 shares of preferred stock, no par value ("Company Preferred Stock"), 35,000 of which shares have been designated as Series B Participating Preferred Stock ("Company Series B Preferred Stock") and have been reserved for issuance upon exercise of preferred stock purchase rights (the "Company Rights") issuable pursuant to that certain Amended and Restated Preferred Stock Rights Agreement, dated as of July 6, 2001 between the Company and Fleet National Bank (the "Company Rights Agreement"), and 500,000 of which shares have been designated as Preferred Shares. As of the date hereof, (i) 2,681,848 Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Series B Preferred Stock were issued and outstanding, (iii) 500,000 Preferred Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (iv) 133,977 Shares are held in the treasury of the Company, (v) no Shares are held by any Subsidiary, (vi) 738,014 Shares are reserved for future issuance pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the Option Plans and (vii) rights to purchase 6,472 Shares are outstanding pursuant to the ESPP.

     (b) As of the date hereof, except as set forth in Section 4.03(b) of the Company Disclosure Schedule and except pursuant to (i) the Stockholder Agreements, (ii) the Warrant, (iii) the ESPP, and (iv) the Company Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. Section 4.03(b) of the Company Disclosure Schedule accurately sets forth as of the date hereof information regarding the holder, particular plan or program under which such Options were granted, the exercise price, the grant date, the vesting schedule and the extent to which the Option is vested, the date of expiration and the number of underlying Shares issuable in respect of each Warrant, as applicable, and Option, and in respect of each right to purchase Shares pursuant to the ESPP (through the end of the ESPP's current offer period ending June 30, 2003) and the number of underlying Shares issuable pursuant to vested Options as of the date hereof. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.
Section 4.03(b) of the Company Disclosure Schedule sets forth as of the date hereof the number of unvested or unexercisable Options that will accelerate upon the closing of the Merger and the number of Shares issuable upon exercise thereof. As of the date hereof, the total number of Shares issuable pursuant to the exercise of all Options and warrants held by all Principal Stockholders is 401,215.

     (c) All of the outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a Subsidiary wholly owned, directly or indirectly, by the Company, free and clear of any Liens. There are no (i) outstanding options obligating the Company or any Subsidiary to issue or sell any shares of capital stock of any Subsidiary or to grant, extend or enter into any such option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any Person other than the Company or a Subsidiary wholly owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary.

     (d) There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any other capital stock or other securities of the Company or any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person.

     SECTION 4.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and the Transactions. The Board (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company's stockholders, (b) approved and adopted this Agreement and the Transactions in accordance with the requirements of Delaware Law, (c) declared that this Agreement is advisable, (d) resolved to recommend that stockholders of the Company vote to adopt and approve this Agreement and to approve the Merger, and

(e) to the extent necessary, adopted a resolution for the purpose of causing the Company not to be subject to any state takeover Law or similar Law, that might otherwise apply to the Merger or any of the other Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery thereof by Parent and Merger Sub, this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

     SECTION 4.05. Section 203. As of the date hereof and at all times on or prior to the Effective Time, the Board has and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in
Section 203 of Delaware Law are not, and will not be, applicable to the execution, delivery or performance of this Agreement or to the consummation of the Merger or any of the other Transactions. Other than Section 203 of Delaware Law, there is no anti-takeover Law of any state that is applicable to this Agreement and the Transactions.

     SECTION 4.06. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the Transactions by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of the Company or equivalent organizational documents of any Subsidiary, (ii) subject to obtaining the Company Stockholders' Approval and compliance with the requirements described in Section 4.06(b) below, conflict with or violate any Laws of any Governmental Authority applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation, except as disclosed in Section 4.06 of the Company Disclosure Schedule, and with respect to clauses (ii) and (iii), except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions and would not have a Company Material Adverse Effect.

     (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or "blue sky" Laws ("Blue Sky Laws"), and filing and recordation of appropriate merger documents as required by Delaware Law,
(ii) for the filing of the Proxy Statement with the SEC pursuant to the Exchange Act, (iii) for the filing of the Certificate of Merger and other appropriate merger documents required by Delaware Law with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities in which the Merger Sub and the Company are qualified to do business, (iv) for the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), and (v) where the failure to obtain such consents, approvals or action of, filings with or notices to any Governmental Authority would not have a Company Material Adverse Effect.

     SECTION 4.07. Permits; Compliance. Each of the Company and the Subsidiaries is in possession of all registrations, franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Permits"), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions and would not have a Company Material Adverse Effect. As of the date hereof, no suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions and would not have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (b) any note, bond, mortgage, indenture, Contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except for any such conflicts, defaults, breaches or violations, individually or in the aggregate, that would not prevent or materially delay consummation of the Transactions and would not have a Company Material Adverse Effect.

     SECTION 4.08. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since July 1, 2001 and has heretofore made available to Parent, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended June 30, 2001 and 2002, respectively, (ii) its Quarterly Reports on Form 10-Q for the periods ended September 30, 2002 and December 31, 2002 and March 31, 2003, (iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since July 1, 2001, (iv) all other forms including reports on Form 8-K and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the SEC since January 1, 2003 and (v) all other statements, reports, schedules, forms and other documents filed by the Company with the SEC since July 1, 2001 (each of the above referred to in clauses (i), (ii), (iii) and (iv) above being, collectively, the "SEC Reports"). The SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No consolidated Subsidiary is required to file any form, report or other document with the SEC. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 (x) will be prepared in accordance with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and (y) will not, at the time it is filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the audited and unaudited consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable thereto and was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments), and each fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments). The unaudited consolidated balance sheet of the Company and the Subsidiaries as of June 30, 2003, along with the related unaudited consolidated statements of income and cash flows will be prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in any notes thereto or as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) and will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the date thereof.

     (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as at June 30, 2002, including the notes thereto (the "2002 Balance Sheet"), neither the Company nor any consolidated Subsidiary has any accrued, contingent or other liabilities of any nature, either matured or unmatured, required to be reflected on the balance sheet of the Company except for: (i) liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet; (ii) normal and recurring current liabilities (consistent in type and magnitude with those reflected on the Unaudited Interim Balance Sheet) that have been incurred by the Company or any Subsidiary since March 31, 2003 in the ordinary course of business and consistent with past practices; and (iii) liabilities described in
Section 4.08(c) of the Company Disclosure Schedule.

     (d) Except as and to the extent set forth on the Unaudited Interim Balance Sheet or as set forth in Section 4.08(d) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company nor any consolidated Subsidiary has any material liability for Company Indebtedness.

     (e) Except as disclosed in Section 4.08(e) of the Company Disclosure Schedule, the Company has filed with the SEC all Material Contracts required to be filed pursuant to the Securities Act or the Exchange Act.

     (f) The Company has in place the "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act. The Company's "disclosure controls and procedures" are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

     SECTION 4.09. Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as set forth in Section 4.09 of the Company Disclosure Schedule, since March 31, 2003
(a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, (c) there has not been any revaluation by the Company of any of its material assets, other than in the ordinary course of business, and (d) there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary that has had individually or in the aggregate, a Company Material Adverse Effect on the Company.

     SECTION 4.10. Absence of Litigation. Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation (an "Action") and (to the knowledge of the Company) no Person has threatened to commence any Action: (i) that involves the Company or any Subsidiary or any of the assets owned or used by the Company or any Subsidiary; or (ii) that seeks to materially delay or prevent the consummation of the Merger. As of the date hereof, no director or executive officer of the Company or any Subsidiary has asserted a claim to seek indemnification from the Company under the Certificate of Incorporation or By-laws of the Company or any Subsidiary or any indemnification agreement between the Company or any Subsidiary and such Person.

     (b) There is no material order, writ, injunction, judgment or decree to which the Company or any Subsidiary, or any of the assets owned or used by the Company or any Subsidiary, is subject. To the knowledge of the Company, no executive officer of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Subsidiary.

     SECTION 4.11. Employee Benefit Plans. (a) Section 4.11(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, compensation, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, change in control, severance or other Contracts or agreements, whether legally enforceable or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary would incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary would incur liability under Section 4212(c) of ERISA, and (iv) any Contracts, arrangements or understandings between the Company or any Subsidiary and any employee of the Company or any Subsidiary including any Contracts, arrangements or understandings relating in any way to a sale of the Company or any Subsidiary (collectively, the "Plans"). Each Plan is in writing and the Company has furnished to Merger Sub a true and complete copy of each Plan and each material document, if any, prepared in connection with each such Plan, including (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service ("IRS") Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement,
(ii) to enter into any Contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by this Agreement, ERISA or the Code.

     (b) None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan") or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary would incur liability under Section 4063 or 4064 of ERISA (a "Multiple Employer Plan"). Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, none of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any Person, (ii) obligates the Company or any Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any Subsidiary to make any payment or provide any benefit as a result of a "change in control", within the meaning of such term under Section 280G of the Code. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Subsidiary. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

     (c) Each Plan is now, and during the past six years has been, operated in all material respects in accordance with its terms and the requirements of all applicable Law including ERISA and the Code, except where the failure to do so would not have a Company Material Adverse Effect. The Company and the Subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company (after such inquiry as the relevant officer of the Company has determined to be reasonably appropriate under the circumstances), no fact or event exists that could give rise to any such Action.

     (d) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (i) has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available, (ii) is so qualified and (iii) each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, to the knowledge of the Company (after such inquiry as the relevant officer of the Company has determined to be reasonably appropriate under the circumstances), no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

     (e) To the knowledge of the Company, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) within the last six years with respect to any Plan. Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the knowledge of the Company (after such inquiry as the relevant officer of the Company has determined to be reasonably appropriate under the circumstances), no fact or event exists which could give rise to any such liability.

     (f) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the knowledge of the Company (after such inquiry as the relevant officer of the Company has determined to be reasonably appropriate under the circumstances), no fact or event exists which could give rise to any such challenge or disallowance.

     (g) Except as set forth in Section 4.11(g) of the Company Disclosure Schedule, no Plan provides for the payment to any present or former employee of the Company or its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of the Company or its Subsidiaries as a result of the Transactions, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

     (h) Any amount or economic benefit that could be received (whether in cash or property or the vesting of property) by any current or former director, officer, employee or consultant of the Company or any Subsidiary who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Plan, employment agreement or otherwise as a result of the execution and delivery of this Agreement by the Company or the consummation of the Merger or any other Transaction (including as a result of termination of employment on or following the Effective Time) would not be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

     SECTION 4.12. Labor and Employment Matters. (a) There are no controversies or claims pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees, which controversies or claims, individually or in the aggregate, would prevent or materially delay consummation of the Merger or would have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or other labor union Contract applicable to Persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. There are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board, any other court or tribunal or any current union representation questions involving employees of the Company or any Subsidiary and there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary.

     (b) The Company and the Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor and employment practices, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and the Subsidiaries have paid in full to all employees or adequately accrued in accordance with GAAP, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Company or any Subsidiary. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of the Company, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary have employed or employ any Person.

     (c) Except as set forth in Section 4.12(c) of the Company Disclosure Schedule, (i) all subsisting Contracts of employment to which the Company or any Subsidiary is a party are terminable by the Company or any Subsidiary on three months' notice or less without compensation (other than in accordance with applicable legislation); (ii) there are no customs, established practices or discretionary arrangements of the Company or any Subsidiary in relation to the termination of employment of any of its employees (whether voluntary or involuntary); (iii) neither the Company nor any Subsidiary has any outstanding liability to pay compensation for loss of office or employment or a redundancy payment to any present or former employee or to make any payment for breach of any agreement listed in Section 4.12(c) of the Company Disclosure Schedule; and
(iv) there is no term of employment of any employee of the Company or any Subsidiary which shall entitle that employee to treat the consummation of the Transactions as amounting to a breach of his Contract of employment or entitling the employee to any payment or benefit whatsoever or entitling the employee to treat himself or herself as redundant or otherwise dismissed or released from any obligation.

     (d) All directors, officers, management employees, and technical and professional employees of the Company and the Subsidiaries have entered into the standard form assignment of proprietary information and confidentiality agreement of the Company (the "Standard Form Confidentiality Agreement") a form of which is attached at Section 4.12(d) of the Company Disclosure Schedule. To the Company's knowledge, no employee of the Company or any Subsidiary has materially violated any employment Contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosure to the Company or using trade secrets or proprietary information of any other Person.

     (e) The information made available to Parent by the Company prior to the Effective Time regarding current fiscal year employment, salary and other compensation information with respect to each current salaried employee, officer, director, consultant or agent of the Company and each Subsidiary was, as of the date that such information was made available to Parent, true and correct in all material respects.

     SECTION 4.13. Form F-4; Proxy Statement. The information supplied by or on behalf of the Company for inclusion in the Registration Statement will not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The information supplied by or on behalf of the Company for inclusion in the Proxy Statement will not, at the date the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC, at the date it is first mailed to stockholders of the Company, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which will have become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Parent or any of its representatives for inclusion in any of the foregoing documents. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

     SECTION 4.14. Property and Leases. (a) The Company and the Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as would not, individually or in the aggregate, have a Company Material Adverse Effect.

     (b) Neither the Company nor any Subsidiary owns any real property. Each parcel of real property leased by the Company or any Subsidiary (i) is leased free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other restrictions of any kind against the Company or any Subsidiary, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer applicable to the Company or any Subsidiary (collectively, "Liens"), other than (A) Liens for current taxes and assessments not yet past due, (B) inchoate mechanics' and materialmen's Liens for construction in progress, (C) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that, individually or in the aggregate, would not have a Company Material Adverse Effect (collectively, "Permitted Liens"), and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

     (c) All leases of real property leased for the use or benefit of the Company or any Subsidiary to which the Company or any Subsidiary is a party, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company or any Subsidiary, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Subsidiary, except as would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or would not, individually or in the aggregate, have a Company Material Adverse Effect.

     (d) To the knowledge of the Company, there are no contractual or legal restrictions that preclude or materially restrict the ability to use any real property leased by the Company or any Subsidiary for the purposes for which it is currently being used. To the knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased by the Company or any Subsidiary.

     SECTION 4.15. Intellectual Property. (a) Section 4.15(a) of the Company Disclosure Schedule accurately identifies the following information:

          (i) Section 4.15(a)(i) of the Company Disclosure Schedule accurately identifies (A) each current and material proprietary product or service developed, manufactured, marketed, or sold by the Company or any Subsidiary, including any product or service currently under development by the Company or any Subsidiary, (B) all registered and unregistered trademarks, trade names, service marks, and applications therefor, registered copyrights and applications therefor, patents and patent applications, in each case owned by the Company or any Subsidiary and indicating whether owned by the Company or a Subsidiary and (C) all domain names owned by or registered to the Company or any Subsidiary.

          (ii) Section 4.15(a)(ii) of the Company Disclosure Schedule accurately identifies (A) each item of Registered IP in which the Company or any Subsidiary has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise), (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number and (C) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest. The Company has made available to Parent complete and accurate copies of all applications, material correspondence and other material documents related to each such item of Registered IP.

          (iii) Section 4.15(a)(iii) of the Company Disclosure Schedule accurately identifies (A) all Intellectual Property licensed to the Company or any Subsidiary (other than any non-customized software that (1) is not incorporated into, or used directly in the development, manufacturing, or distribution of, the products or services of the Company or any Subsidiary and (2) is generally available on standard terms for less than $5,000), (B) the corresponding Contract or Contracts pursuant to which such Intellectual Property is licensed to the the Company or any Subsidiary, and (C) whether the license or licenses granted to the Company or any Subsidiary are exclusive or nonexclusive.

          (iv) Section 4.15(a)(iv) of the Company Disclosure Schedule accurately identifies each Contract in which the aggregate unpaid fees and royalties (including maintenance and support fees for the first year of maintenance and support, if any) payable to the Company or any Subsidiary equal or exceed $100,000 and pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned Intellectual Property. Except as set forth in Section 4.15 of the Company Disclosure Schedule, none of the Company or any Subsidiary is bound by, and no Company Owned Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any Subsidiary to use, exploit, assert, or enforce any Company Owned Intellectual Property anywhere in the world.

     (b) The Company has provided to Parent a complete and accurate copy of each standard form of Company Owned Intellectual Property Contract used currently by the Company or any Subsidiary, including each standard form of (A) end user software license and professional services agreement, (B) development agreement,
(C) distributor or reseller agreement, (D) employee agreement together with assignment or license of Intellectual Property rights or any confidentiality provision, including the Standard Form Confidentiality Agreement, (E) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or any confidentiality provision or (F) confidentiality or nondisclosure agreement. Section 4.15(b) of the Company Disclosure Schedule accurately identifies (i) each Company Owned Intellectual Property Contract entered into in the past two years, and (ii) each maintenance and support agreement entered into with the Company's 100 largest maintenance and support customers (measured by the total maintenance and support amounts invoiced to such customers in fiscal year 2003), in each case, in which there is a material deviation from the corresponding standard form agreement provided to Parent. For purposes of this Section 4.15(b), "material deviation" shall mean any (1) "source code escrow" or source code licensing provision, (2) non-standard assignment or termination provision, (3) most-favored customer provision, (4) non-standard limitation of liability or warranty provision, (5) exclusivity arrangement, or (6) any Contract with any Governmental Body.

     (c) Except as set forth in Section 4.15(c) of the Company Disclosure Schedule, the Company and each Subsidiary owns all right, title, and interest to and in or has a valid and enforceable license to use all Intellectual Property necessary to conduct the business of the Company and each Subsidiary as currently conducted and presently planned by each of Company and each Subsidiary to be conducted (other than Intellectual Property exclusively licensed to the Company or any Subsidiary, as identified in Section 4.15(a)(iv) of the Company Disclosure Schedule) free and clear of any encumbrances (other than licenses granted pursuant to the Contracts listed in the Company Disclosure Schedule and licenses granted to customers in the ordinary course of business). Without limiting the generality of the foregoing:

          (i) Each Person who is or was an employee or contractor of the Company or any Subsidiary after September 30, 2001, and who is or was involved in the creation or development of any Company

     Owned Intellectual Property, has signed a valid, enforceable agreement containing an assignment of Company Owned Intellectual Property to the Company and/or any Subsidiary and confidentiality provisions protecting the Company Owned Intellectual Property. Prior to September 30, 2001, the Company had procedures in place to cause employees and contractors of the Company or any Subsidiary who were involved in the creation or development of any Company Owned Intellectual Property to assign such Company Owned Intellectual Property to the Company and/or any Subsidiary and to maintain the confidentiality of such Company Owned Intellectual Property. No current or former stockholder, officer, director, contractor or employee of the Company or any Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any Company Owned Intellectual Property. To the knowledge of the Company, no employee of the Company or any Subsidiary is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or any Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality.

          (ii) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned Intellectual Property.

          (iii) Each of the Company and each Subsidiary has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Intellectual Property the value of which is dependent upon its confidentiality, including proprietary information held by the Company or any Subsidiary, or purported to be held by the Company or any Subsidiary, as a trade secret.

          (iv) Except as set forth in Section 4.15(c) of the Company Disclosure Schedule, since January 1, 2000, none of the Company or any Subsidiary has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property to any other Person.

          (v) None of the Company or any Subsidiary is now or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company Owned Intellectual Property.

          (vi) To the knowledge of the Company after reasonable inquiry, each license of the Company Licensed Intellectual Property is valid and enforceable, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors' rights and general principles of equity, is binding on all parties to such license, and is in full force and effect.

          (vii) To the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder in any material respect and no event has occurred that, with notice or lapse of time, would constitute such breach or default or permit the termination or cancellation of the license.

          (viii) Neither the Company nor any Subsidiary has received any notice of termination or cancellation under any license for the Company Licensed Intellectual Property.

     (d) To the knowledge of the Company, all Company Owned Intellectual Property is valid, subsisting, and enforceable. Without limiting the generality of the foregoing, except as set forth in Section 4.15(d) of the Company Disclosure Schedule:

          (i) Neither the Company nor any Subsidiary owns (or purports to own) or has filed any U.S. or foreign patent applications or foreign patents.

          (ii) Each item of Company Owned Intellectual Property that is Registered IP is and, to the knowledge of the Company, at all times has been in compliance with all applicable requirements of the applicable issuing Governmental Authority, and all filings, payments, and other actions required to be made or taken to maintain such item of Company Owned Intellectual Property in full force and effect have been made by the applicable deadline. No application for a patent or for a copyright registration, mask work registration or trademark registration or any other type of Registered IP filed by or on behalf of the Company or any Subsidiary has been abandoned, allowed to lapse, or rejected (other than for non-use of a trademark) since January 1, 2000. Section 4.15(d)(iii) of the Company Disclosure Schedule accurately identifies and describes each filing, payment, and action that must be made or taken on or before the date that is 90 days after the date hereof in order to maintain each such item of Company Owned Intellectual Property in full force and effect.

          (iii) No interference, opposition, reissue, reexamination, or other Proceeding of any nature is or has been pending or threatened, in which the scope, validity, or enforceability of any Company Owned Intellectual Property is being, has been, or could reasonably be expected to be contested or challenged. To the knowledge of the Company, there is no basis for a claim that any Company Owned Intellectual Property is invalid or unenforceable.

     (e) To the knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company Owned Intellectual Property. Section 4.15(e) of the Company Disclosure Schedule accurately identifies, and the Company has provided to Parent a complete and accurate copy of each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any Subsidiary or any Representative of the Company or any Subsidiary regarding, any actual, alleged, or suspected infringement or misappropriation of any Company Owned Intellectual Property since January 1, 2000, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

     (f) Except as described in Section 4.15(a)(iii) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the Transactions (or any of the ancillary agreements) will, with or without notice or the lapse of time, (x) adversely affect any of the Company's or any Subsidiary's rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property or (y) result in or give any other Person the right or option to cause or declare, (i) a loss of, or encumbrance on, any Company Owned Intellectual Property; (ii) a breach of any Contract listed or required to be listed in Section 4.15(a)(iii) of the Company Disclosure Schedule; (iii) the release, disclosure or delivery of any Company Owned Intellectual Property by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company Owned Intellectual Property.

     (g) Except as described in Section 4.15(g) of the Company Disclosure Schedule, to the knowledge of the Company after reasonable inquiry, none of the Company or any Subsidiary has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated or otherwise violated any Intellectual Property of any other Person. Without limiting the generality of the foregoing:

          (i) To the knowledge of the Company, no product, information or service ever manufactured, produced, distributed, published, provided or sold by or on behalf of the Company or any Subsidiary, and no Intellectual Property ever owned or developed by the Company or any Subsidiary, has ever conflicted with, infringed, misappropriated or otherwise violated any Intellectual Property of any other Person.

          (ii) No infringement, misappropriation or similar claim or Action is pending or, to the knowledge of the Company, has been threatened against the Company or any Subsidiary or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Subsidiary with respect to such claim or Proceeding. To the knowledge of the Company, since January 1, 2000, none of the Company or any Subsidiary has received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person.

          (iii) None of the Company or any Subsidiary is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any intellectual property infringement, misappropriation or similar claim. To the knowledge of the Company, after such inquiry as the relevant officer of the Company has determined to be reasonably appropriate under the circumstances, none of the Company or any Subsidiary has ever assumed or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property.

          (iv) No claim or Proceeding involving any Intellectual Property licensed to the Company or any Subsidiary is pending or, to the knowledge of the Company, has been threatened, except for any such claim or Proceeding that, if adversely determined, would not adversely affect (A) the use or exploitation of such Intellectual Property by the Company or any Subsidiary or (B) the manufacturing, distribution or sale of any product or service currently being developed, offered, manufactured, distributed or sold by the Company or any Subsidiary.

          (v) To the knowledge of the Company, after such inquiry as the relevant officer of the Company has determined to be reasonably appropriate under the circumstances, with respect to each item of Intellectual Property licensed to the Company or any Subsidiary ("Company Licensed Intellectual Property"), the Company and/or each such Subsidiary has valid licenses or other rights to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreements governing such Company Licensed Intellectual Property. A copy of each such license pertaining to the Company Licensed Intellectual Property has been delivered to Parent.

     (h) Except as disclosed to Parent, none of the Company Owned Software (A) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that materially and adversely affects the use, functionality or performance of such Company Owned Software or any product or system containing or used in conjunction with such Company Owned Software or (B) fails in any material respect to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Owned Software or any product or system containing or used in conjunction with such Company Owned Software, other than ordinary course warranty compliance issues. The Company has made available to Parent a complete and accurate list of all known material bugs, defects, and errors in each version and component of the Company Owned Software.

     (i) Except as described in Section 4.15(i) of the Company Disclosure Schedule, the Company has not inserted into the Company Owned Software any "back door," "drop dead device," "time bomb" or "Trojan horse," (as such terms are commonly understood in the software industry) or any other code designed or intended by the Company to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user's consent. The Company has not intentionally inserted into the Company Owned Software any "virus" or "worm" (as such terms are commonly understood in the software industry).

     (j) The Company has obtained all approvals necessary for exporting the Company Owned Software outside the United States, and all such export approvals in the United States are valid, current, outstanding and in full force and effect. To the knowledge of the Company, the Company has obtained all approvals necessary for importing the Company Owned Software into any country in which the Company Owned Software is now sold or licensed for use, and all such import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect. The Company has no present knowledge from which it would necessarily conclude that it does not have the right to use all software development tools, library functions, compilers, and other third party software that is material to the business of the Company, or that is required to operate or modify the Company Owned Software.

     (k) None of the Company Owned Software is subject to any "copyleft" or other obligation or condition (including any obligation or condition under any "open source" license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that (A) could require, or could condition the use or distribution of such Company Owned Software on, the disclosure, licensing or distribution of any source code for any portion of such Company Owned Software or (B) could otherwise impose any limitation, restriction or condition on the right or ability of the Company or any Subsidiary to use or distribute any Company Owned Software.

     (l) Except as set forth in Section 4.15(l) of the Company Disclosure Schedule, (i) no source code for any Company Owned Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or any Subsidiary, and
(ii) none of the Company or any Subsidiary has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Owned Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or any Subsidiary. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Company Owned Software to any other Person who is not, as of the date of this Agreement, an employee of the Company or any Subsidiary. Without limiting the generality of the foregoing, no Person has made any claim or delivered any notice that such Person is entitled to receive the source code for any Company Owned Software pursuant to any source code escrow agreement identified or required to be identified in Section 4.15(l) of the Company Disclosure Schedule.

     (m) Except as set forth in Section 4.15(m) of the Company Disclosure Schedule, to the knowledge of the Company, no Person (i) has or had any exclusive rights to any portion of the Company Owned Intellectual Property or Company Owned Software, (ii) has or had any rights restricting the Company's use of Company Owned Intellectual Property or Company Owned Software within any field of use, (iii) has ever incorporated any source code for any Company Owned Software into any of such Person's product, (iv) has ever redistributed any such source code, or (v) has ever used any such source code to develop, market or distribute any product.

     (n) The Software manufactured by the Company and each Subsidiary and sold to end user customers and, to the knowledge of the Company, the Software manufactured by the Company and each Subsidiary and sold for use by original equipment manufacturer customers and the Software sold by the Company or any Subsidiary but manufactured by third parties, comply in all material respects with all applicable Laws.

     SECTION 4.16. Taxes. The Company and the Subsidiaries have filed all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged (whether or not shown on such Tax returns) other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns were true, complete and correct in all material respects and were filed on a timely basis. The Company and the Subsidiaries have not requested any extension of time within which to file any Tax return, which Tax return has not since been filed. Except as set forth in
Section 4.16 of the Company Disclosure Schedule, neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. No audits or other administrative or court proceedings are presently pending with regard to any Taxes or Tax returns of the Company and its Subsidiaries. Neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of any Tax. The accruals and reserves for Taxes reflected in the 2002 Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. Neither the Company nor any Subsidiary has made an election under Section 341(f) of the Code. There are no Tax liens upon any property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due. Except as described in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of the Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change would have a Company Material

Adverse Effect. Except as set forth in the financial statements described in
Section 4.08, neither the Company nor any of the Subsidiaries has entered into a transaction which is being accounted for under the installment method of Section 453 of the Code, which would prevent or materially delay consummation of the Merger or would have a Company Material Adverse Effect. Section 4.16 of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax returns. Neither the Company nor any Subsidiary is or has been a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii). Section 4.16 of the Company Disclosure Schedule lists for each Subsidiary (i) the amount of any net operating losses, net capital losses, unused investment or other credits, unused foreign Tax, or excess charitable contributions of such Subsidiary, and any limitations thereon, and (ii) the amount of any deferred gain or loss allocable to such Subsidiary arising out of any prior intercompany transaction.

     SECTION 4.17.  Environmental Matters.  Except as specifically described in
Section 4.17 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) the Company and each Subsidiary are in compliance with all applicable Environmental Laws; (b) none of the properties currently or formerly owned, leased or operated by the Company or any Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance; (c) the Company is not liable for any off-site contamination by Hazardous Substances; (d) the Company is not liable nor, to the knowledge of the Company, is it threatened to be made liable, under any Environmental Law (including pending or threatened liens); (e) the Company has all permits, licenses and other authorizations required under any Environmental Law ("Environmental Permits"); (f) the Company is in compliance with its Environmental Permits; and (g) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

     SECTION 4.18.  Material Contracts.  (a) Subsections (i) through (xii) of
Section 4.18(a) of the Company Disclosure Schedule contain a list of the following types of Contracts and agreements to which the Company or any Subsidiary is a party (such Contracts, agreements and arrangements as are required to be set forth in Section 4.18(a) of the Company Disclosure Schedule being the "Material Contracts"):

          (i) each maintenance Contract and each Contract and agreement which is likely to involve payment or receipt of annual consideration of more than $300,000, in the aggregate, over the remaining term of such Contract;

          (ii) all broker, distributor, reseller, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts and agreements to which the Company or any Subsidiary is a party and which involve the payment or receipt of more than $100,000 in any year;

          (iii) all management Contracts (excluding Contracts for employment) and Contracts with other consultants, including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary or income or revenues related to any product or service of the Company or any Subsidiary to which the Company or any Subsidiary is a party; and which (A) is likely to involve payment of consideration of more than $25,000, in the aggregate, during the fiscal year ended June 30, 2004, (B) is likely to involve consideration of more than $25,000, in the aggregate, over the remaining term of such Contract, and which, in either case, cannot be cancelled by the Company or any Subsidiary without penalty or further payment and without more than 30 days' notice;

          (iv) all Contracts and agreements evidencing indebtedness for borrowed money, if any;

          (v) all Contracts with any Governmental Authority to which the Company or any Subsidiary is a party;

          (vi) all Contracts imposing any restriction on the right or ability of the Company or any Subsidiary (A) to compete with any other Person or in any geographical area, (B) to acquire any product or other asset or any services from any other Person, or (C) to conduct its business as presently conducted or materially and adversely affect or materially restrict, the business, operations, assets, properties or condition (financial or other) of the businesses of the Company and its Subsidiaries, taken as a whole, as currently conducted;

          (vii) all material Contracts or arrangements that result in any Person holding a power of attorney from the Company or any Subsidiary that relates to the Company, any Subsidiary or their respective businesses;

          (viii) all Contracts for employment required to be listed in Section 4.11(a) of the Company Disclosure Schedule;

          (ix) all Contracts that provide for indemnification of any officer, director, employee or agent;

          (x) all material Contracts incorporating or relating to any guaranty or warranty, except for Contracts substantially identical to the standard forms of end-user software license agreements previously made available by the Company to Parent;

          (xi) all Contracts which provide for termination, acceleration of payment or other special rights upon the occurrence of a change in control, by operation of Law or otherwise, of the Company or any Subsidiary;

          (xii) all other Contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company, any Subsidiary or the conduct of their respective businesses, or the absence of which would, to the knowledge of the Company, prevent or materially delay consummation of the Merger or would have a Company Material Adverse Effect.

     (b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Contract that constitutes a Material Contract is valid and in full force and effect, constitutes the legal, valid and binding obligation of the Company, and to the knowledge of the Company, the other parties thereto, in accordance with the terms of such agreement and is enforceable in accordance with its terms. Except as would not have a Company Material Adverse Effect, individually or in the aggregate, (i) neither the Company nor any of the Subsidiaries is in default under any Material Contract and none of the Material Contracts have been canceled by the other party; (ii) to the Company's knowledge, no other party to any Material Contract is in breach with respect to such Material Contract; (iii) the Company and the Subsidiaries are not in receipt of any written claim of default under any such Material Contract; (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute default, give rise to cancellation or third party consent rights, or otherwise adversely affect any of the Company's rights under any Material Contract. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments or modifications thereto.

     (c) Except as set forth in Section 4.18(c) of the Company Disclosure Schedule, no Material Contract which is currently in effect contains any "most favored customer" or similar provision.

     (d) Other than any such agreement with Parent or Merger Sub, the Company is not a party to any standstill agreement pursuant to which the other party thereto has agreed that neither it nor any of its Affiliates will (i) acquire or seek to acquire ownership of any capital stock of the Company or any options or rights to acquire such ownership, (ii) seek or propose to influence or control the management of the policies of the Company or obtain representation on the Board, or (iii) solicit or participate in the solicitation of any proxies or consents with respect to the capital stock of the Company.

     SECTION 4.19. Insurance. (a) Section 4.19(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Subsidiary is insured, a named insured or otherwise the principal beneficiary of coverage which is currently in effect, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. To the knowledge of the Company, such insurance policies and the types and amounts of coverage provided therein are adequate and usual and customary in the context of the businesses and operations in which the Company and Subsidiaries are engaged.

     (b) The Company has made available to Parent a copy of each such insurance policy and all material self insurance programs and arrangements relating to the business, assets and operations of the Company and each Subsidiary. Each such insurance policy is in full force and effect. Neither the Company nor any Subsidiary has received written notice of any material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) with respect to any such insurance policy. To the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

     (c) Except as set forth in Section 4.19(c) of the Company Disclosure Schedule, at no time subsequent to July 1, 2000 has the Company or any Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 4.19(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

     (d) Section 4.19(d) of the Company Disclosure Schedule sets forth each of the Actions that the Company or any Subsidiary has tendered to the appropriate insurance carrier(s) and whether such carrier has issued a denial of coverage or a reservation of rights with respect to any such Action, or informed the Company of its intent to do so.

     SECTION 4.20. Brokers and Fees. No broker, finder or investment banker (other than Broadview International LLC ("Broadview")) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent accurate and complete copies of all agreements under which all fees (including legal fees), commissions and other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Broadview or any other advisor.

     SECTION 4.21. Customers. Section 4.21 of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of software license revenue from each customer of the Company during the fiscal year ended June 30, 2003.

     SECTION 4.22. Sale of Products; Performance of Services. Since January 1, 2002, no customer or other Person has asserted or, to the knowledge of the Company, threatened to assert, any claim against the Company or any Subsidiary based upon any services performed by the Company or any Subsidiary, other than claims with respect to which the total cost to remedy does not exceed $300,000.

     SECTION 4.23. Compliance with Law. Except as would not have a Company Material Adverse Effect or as set forth in Section 4.23 of the Company Disclosure Schedule, the Company and each Subsidiary is, and has at all times since July 1, 2002 been, in compliance with all applicable Law. Since July 1, 2002, neither the Company nor any Subsidiary has received any written notice or other communication from any Governmental Authority or other Person regarding any actual or possible violation of, or failure to comply with, any Law.

     SECTION 4.24. Certain Business Practices. To the knowledge of the Company, since July 1, 2001, neither the Company nor any Subsidiary, and no director, officer, agent or employee of the Company or any Subsidiary (i) has made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (ii) has made any illegal gift or illegal bribe to any Person, private or public, regardless of form, whether in money, property or services,

     SECTION 4.25.  Transactions with Affiliates.  Except as set forth in
Section 4.25 of the Company Disclosure Schedule or in the SEC Reports filed prior to the date of this Agreement, between the date of the Company's last annual meeting proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     SECTION 4.26. Vote Required. The affirmative vote of the holders of a majority of the Shares outstanding on the record date for the Company Stockholders' Meeting is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement, approve the Merger or consummate any of the other Transactions.

     SECTION 4.27. Fairness Opinion. The Board has received the opinion of Broadview, financial advisor to the Company to the effect that, as of the date of such opinion, the Merger Consideration is fair to the stockholders of the Company from a financial point of view. The Company shall furnish a true and correct copy of said opinion to Parent as promptly as practicable after the date hereof.

     SECTION 4.28. Company Rights Agreement. The Company has taken all actions necessary to render the Company Rights Agreement inapplicable to the execution and delivery of the Agreement and the Transactions.

     SECTION 4.29. Silicon Valley Bank. As of the date of this Agreement, no borrowings are currently outstanding and owed by the Company or any Subsidiary to Silicon Valley Bank ("SVB") pursuant to the Loan and Security Agreement with SVB dated as of September 24, 2002.

     SECTION 4.30. Accounts Receivable. Except as set forth in Section 4.30 of the Company Disclosure Schedule, the Company and each Subsidiary is the sole and absolute owner of all accounts receivable that comprise the accounts receivable line item (as reserved for doubtful accounts) in the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as at March 31, 2003. Each such account receivable is based on an actual sale and delivery of goods and/or services rendered by the Company and each Subsidiary.

                                   ARTICLE V

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

     SECTION 5.01. Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent and Merger Sub have heretofore made available to the Company complete and correct copies of their respective Certificates of Incorporation, By-laws or equivalent organizational documents, and each such instrument is in full force and effect.

     SECTION 5.02. Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors' rights and general principles of equity.

     SECTION 5.03. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation, By-laws or equivalent organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.03(b) have been obtained and all filings and obligations described in Section 5.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Merger Sub from performing their material obligations under this Agreement.

     (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, Exchange Act, Blue Sky Laws and filing and recordation of appropriate merger documents as required by Delaware Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.

     SECTION 5.04. Financing. Parent has, and will have through the Effective Time, sufficient funds or available borrowing capacity to permit Merger Sub to consummate all the Transactions, including the Merger. The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

     SECTION 5.05. Form F-4; Proxy Statement. The information supplied by or on behalf of Parent for inclusion in the Registration Statement will not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The information supplied by or on behalf of Parent for inclusion in the Proxy Statement will not, at the date the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC, at the date it is first mailed to stockholders of the Company, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which will have become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents. The Registration Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

     SECTION 5.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

     SECTION 5.07. Capitalization. (a) The authorized capital stock of Parent consists of (i) 800,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share ("Parent Preferred Stock"). As of the date hereof, (i) 100,904,866 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 1,569,207 shares of Parent Common Stock are held in the treasury of Parent, (iii) 100,000 shares of Parent Common Stock are held by subsidiaries of Parent and (iv) 8,866,543 shares of Parent Common Stock are reserved for future issuance pursuant to stock options. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding. Except as set forth in this Section 5.07 and except for stock options granted pursuant to the stock option plans of Parent, there are no options, warrants or other rights, agreements arrangements, or commitments of any character relating to the issued or unissued capital stock of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. There are no outstanding contractual obligations of Parent or Merger Sub to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of Merger Sub.

     (b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights in respect thereof and all of which are owned by Parent. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and each such share is owned by Parent or Merger Sub free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's or Merger Sub's voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have a Parent Material Adverse Effect.

     (c) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Article II have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, (i) will be validly issued, fully paid and nonassessable and not subject to any preemptive or other similar right; and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

     SECTION 5.08. SEC Filings; Financial Statements. (a) Parent has filed all forms, reports and documents required to be filed by it with the SEC since July 1, 1999 and has heretofore delivered or made available to the Company, in the form filed with the SEC, (i) its Annual Reports on Form 20-F for the fiscal years ended December 31, 2000, 2001 and 2002, respectively, (ii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since January 1, 2000, (iii) all other forms including reports on Form 6-K and other registration statements filed by Parent with the SEC since January 1, 2002 and (iv) all other statements, reports, schedules, forms and other documents filed by Parent with the SEC (each of the above referred to in clauses (i), (ii) and (iii) above being, collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933 or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder (to the extent applicable), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No consolidated Subsidiary is required to file any form, report or other document with the SEC.

     (b) Each of the audited consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable thereto and was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each are true and correct in all respects and fairly present and disclose, in all material respects, a true and correct view of the state of the affairs, financial position and assets and liabilities of Parent as at the dates of such accounts and the income, expenses, cash flows and results of operations of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein.

     (c) Neither Parent nor Merger Sub has any material accrued, contingent or other liabilities of any nature, either matured or unmatured, except: (i) as set forth on the consolidated balance sheet of Parent and its consolidated subsidiaries as at December 31, 2002, including the notes thereto; (ii) normal and recurring current liabilities that have been incurred by Parent or Merger Sub since December 31, 2002 in the ordinary course of business and consistent with past practice; and (iii) liabilities described in Section 5.08 of the Parent Disclosure Schedule.

     (d) Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, since January 1, 2003, (i) there has not been any Parent Material Adverse Effect, and (ii) Parent has not been engaged in any negotiations or discussions with any third party regarding any transaction where consummation of such transaction would, to the knowledge of Parent, reasonably be expected to result in a Parent Material Adverse Effect.

     (e) Parent is a "foreign private issuer" within the meaning of Rule 3b-4 of the Exchange Act.

     SECTION 5.09. Compliance with Law. Except as would not have a Parent Material Adverse Effect, each of Parent and Merger Sub is, and has at all times since January 1, 2003 been, in compliance with all applicable Law. Since January 1, 2003, neither Parent nor Merger Sub has received any written notice or other communication from any Governmental Authority or other Person regarding any actual or possible violation of, or failure to comply with, any Law.

     SECTION 5.10.  Absence of Litigation.  (a) Except as set forth in Section
5.10 of the Parent Disclosure Schedule, there is no Action and (to the knowledge of Parent) no Person has threatened to commence any Action: (i) that individually or in the aggregate has had a Parent Material Adverse Effect; or
(ii) that seeks to materially delay or prevent the consummation of the Merger.

     SECTION 5.11. No Vote Required. No vote of the stockholders of Parent is required by Law, Parent's Certificate of Incorporation or Bylaws or otherwise in order for Parent and Merger Sub to consummate the Transactions.

     SECTION 5.12. Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 6.01. Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the earlier of the termination of this Agreement pursuant to Section 9.01 hereof or the Effective Time, unless Parent shall otherwise consent in writing, the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other Persons with which the Company or any Subsidiary has significant business relations. By way of amplification and not limitation, except as expressly contemplated by this Agreement and
Section 6.01 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the earlier of the termination of this Agreement pursuant to Section 9.01 hereof or the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent, in the case of paragraphs (f), (h), (i), (j), (k), (m), (n), (o), (s),
(t) and (v), shall not be unreasonably withheld or delayed):

          (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary (except for the issuance of (x) up to 100,000 options under the Option Plans pursuant to option grants made in the ordinary course of business and consistent with past practice (which grants shall include an exercise price equal to or greater than $19.00 per share and be subject to a vesting schedule whereby 25% of such option shall vest on the first year anniversary of such grant and the remaining 75% of such option shall vest monthly over the three years following such first-year anniversary), Shares issuable pursuant to the exercise of options issued under the Option Plans, and 47,244 Shares issuable pursuant to the Warrants, (y) rights to purchase Shares pursuant to the ESPP and Shares issuable pursuant to the exercise of rights to purchase Shares under the ESPP or (z) issuances of the Company Rights or the Company common stock in connection with conversion, exercise or exchange of the Company Rights), or (ii) any assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for payment of dividends with respect to the Preferred Shares in accordance with the terms of such Preferred Shares;

          (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; or (ii) enter into or amend any Contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 6.01(e);

          (f) (i) incur any indebtedness for borrowed money other than borrowings in the ordinary course of business under the Company's existing line of credit with SVB in an amount not greater than $5,000,000) as required in order to fund short term cash requirements or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets; (ii) enter into any Contract or agreement other than in the ordinary course of business and consistent with past practice; (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $25,000 or capital expenditures which are, in the aggregate, in excess of $150,000 for the Company and the Subsidiaries taken as a whole; (iv) make or direct to be made any capital investments or equity investments in any entity, other than a wholly owned Subsidiary; or (v) enter into or amend any Contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 6.01(f);

          (g) revalue any of its assets, or except as required by GAAP, change any accounting methods used by it;

          (h) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the 2002 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice;

          (i) pay or delay the payment of accounts payable or accelerate the collection of accounts receivable, in either case other than in the ordinary course of business and consistent with past practice;

          (j) amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company's or any Subsidiary's rights thereunder, other than in the ordinary course of business and consistent with past practice;

          (k) amend or modify any of the employment agreements entered into between the Company and certain officers of the Company as set forth in
     Schedule II hereto;

          (l) other than as and to the extent expressly set forth in Section 4.03(b) of the Company Disclosure Schedule, amend or waive any of the Company or any Subsidiary rights under, or accelerate the vesting under, any provision of either of the Option Plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract, in each case with respect to the capital stock of the Company or any Subsidiary;

          (m) (A) except as required to comply with applicable Law or to renew Plans substantially on the same terms and at substantially the same costs, establish, adopt or materially amend any employee benefit plan, pay, commit to pay or accelerate the payment of any bonus or make, commit to make or accelerate any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits, severance, insurance or other compensation or remuneration payable to, any of the Company or any Subsidiary directors, officers, employees or consultants, except to the extent such payment is an obligation of the Company or any Subsidiary as of the date of this Agreement, or (B) enter into or materially amend any employment, consulting, severance or similar agreement with any individual other than consulting agreements with up to ten consultants entered into in the ordinary course of business involving payments not in excess of $20,000 per individual consultant in any month and not with a term in excess of 60 days. Notwithstanding the foregoing, the Company will be permitted to grant raises in salary to employees in connection with the Company's normal annual compensation review process, provided that the amount of the raise given to any one employee does not exceed 5% and the average for all employees does not exceed 3%;

          (n) hire any employee with an annual base salary in excess of $110,000, or with total potential annual compensation in excess of $200,000;

          (o) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset, including any Company Owned Intellectual Property, to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company or any Subsidiary in the ordinary course of business and consistent with past practices), or waive or relinquish any material right; provided, however, that Parent acknowledges that the current lease with respect to the Company's principal offices in Atlanta, Georgia will expire in April, 2004 and that the Company will be permitted to extend, renew, modify or replace such lease (for a lease term not to exceed 5 years) at a rental rate not to exceed $19.00 per square foot for the first year of the term of such lease and annual increases thereafter not to exceed 4%, notwithstanding any provision of this Agreement (including Section 4.14 and this Section 6.01) to the contrary;

          (p) dispose of or permit to lapse any rights to the use of any Company Owned Intellectual Property, or dispose of or disclose to any Person other than representatives of Parent any trade secret, formula, process, know-how or other Company Owned Intellectual Property not theretofore a matter of public knowledge;

          (q) change any personnel policy of the Company or any Subsidiary;

          (r) make any change in any method of accounting or accounting practice or policy (including any method, practice or policy relating to Taxes), except as required by any changes in generally accepted accounting principles or as otherwise required by Law;

          (s) (A) commence or settle any Action, including any Action relating to this Agreement, the Merger or the Transactions, or (B) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations reflected or reserved against in the consolidated financial statements (or the notes thereto) of the Company and its Subsidiaries;

          (t) permit any material insurance policy naming the Company or any Subsidiary as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent;

          (u) enter into any agreement, understanding or commitment that restrains, limits or impedes the ability of the Company or any Subsidiary to compete with or conduct any business or line of business, including geographic limitations on the activities of the Company or any Subsidiary;

          (v) enter into any licensing or other agreement with regards to the acquisition, distribution or licensing of any material Intellectual Property other than licenses, distribution or other similar agreements entered into in the ordinary course of business consistent with past practice;

          (w) enter into any transaction between the Company or any Subsidiary, on the one hand, and any Affiliate of the Company, on the other hand (other than a Subsidiary of the Company) other than on an arm's length basis;

          (x) take any action that would, or that would reasonably be expected to, result in (i) any of the conditions to the Merger set forth in Article VIII not being satisfied; or (ii) any material delay in the satisfaction of any such conditions; or

          (y) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

     SECTION 6.02. Conduct of Business by Parent and Merger Sub Pending the Merger. Parent agrees that, except as expressly contemplated by Section 6.02 of the Parent Disclosure Schedule, between the date of this Agreement and the earlier of the termination of this Agreement pursuant to Section 9.01 hereof or the Effective Time, it shall not, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Company:

          (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents, except as would not (i) prevent or materially delay consummation of the Merger or any of the Transactions or (ii) adversely affect the economic benefits of the Merger to the Company or the stockholders of the Company; or

          (b) enter into any negotiation or Contract with respect to any transaction (other than the Merger) that would, to the knowledge of Parent acting reasonably, (i) materially delay or adversely affect the ability of the parties to obtain any approvals or clearances from Governmental Authorities required to permit consummation of the Merger, or (ii) delay the date of mailing of the Proxy Statement (or require an amendment to the Proxy Statement following such mailing) such that the Closing would be delayed past January 15, 2004.

     SECTION 6.03. Tax Matters. Neither the Company nor any Subsidiary shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any Subsidiary.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     SECTION 7.01. Stockholders' Meeting. The Company, acting through the Board, shall, in accordance with applicable Law and the Company's Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the "Stockholders' Meeting") as promptly as practicable for the purpose of considering and taking action on this Agreement and the Transactions (the "Company Stockholders' Approval") and (ii)
(A) except as provided in Section 7.05(b), include in the Proxy Statement, and not subsequently withhold, withdraw, amend, change or modify in any manner adverse to Merger Sub or Parent, the recommendation of the Board that the stockholders of the Company approve and adopt this Agreement and the Transactions and (B) use its reasonable best efforts to obtain such approval and adoption. At the Stockholders' Meeting, Parent and Merger Sub shall cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Transactions.

     SECTION 7.02. Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Stockholders' Meeting (such proxy statement, as amended or supplemented, being referred to herein as the "Proxy Statement"), and Parent and the Company shall use their reasonable best efforts to have the Proxy Statement cleared by the SEC promptly after such filing. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall provide Parent and its counsel the opportunity to review the Proxy Statement, including all amendments and supplements thereto, prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time. If, at any time prior to the Effective Time, (i) the Company discovers any event or circumstance relating to the Company or any Subsidiary, or their respective officers or directors, that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly inform Parent; and (ii) Parent discovers any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, that is required to be set forth in an amendment or supplement to the Proxy Statement, Parent shall promptly inform the Company.

     SECTION 7.03. Registration Statement. Parent shall promptly prepare and file with the SEC a registration statement on Form F-4 (together with all amendments thereto, the "Registration Statement") in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Parent and the Company shall each use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall promptly take any action required to be taken under foreign or state securities or Blue Sky Laws in connection with the issuance of Parent Common Stock in the Merger. If, at any time prior to the Effective Time, (i) the Company discovers any event or circumstance relating to the Company or any Subsidiary, or their respective officers or directors, that is required to be set forth in an amendment or supplement to the Registration Statement, the Company shall promptly inform Parent; and (ii) Parent discovers any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, that is required to be set forth in an amendment or supplement to the Registration Statement, Parent shall promptly inform the Company.

     SECTION 7.04. Access to Information; Confidentiality. (a) From the date hereof until the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Merger Sub reasonable access at reasonable times and upon prior notice to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Merger Sub with such financial, operating and other data and information as Parent or Merger Sub, through their officers, employees or agents, may reasonably request.

     (b) From the date hereof until the Effective Time, Parent shall, and shall cause Merger Sub and the officers, directors, employees, auditors and agents of Parent and Merger Sub to, afford the officers, employees and agents of the Company reasonable access at reasonable times and upon prior notice to the officers, employees, agents, properties, offices, plants and other facilities, books and records of Parent and Merger Sub, and shall furnish the Company with such financial, operating and other data and information as the Company, through its officers, employees or agents, may reasonably request.

     (c) All information obtained by the Company, Parent or Merger Sub pursuant to this Section 7.04 shall be subject to the Confidentiality Agreement. Parent and Merger Sub agree to be bound by the Confidentiality Agreement on the same basis as the subsidiary of Parent that is a party to the Confidentiality Agreement.

     (d) No investigation pursuant to this Section 7.04 or otherwise shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

     SECTION 7.05. No Solicitation of Transactions. (a) Prior to the termination of this Agreement, neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, (i) solicit, initiate or take any action intended to encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Board from furnishing non-public information to, or engaging in negotiations or discussions with, any Person in connection with an unsolicited bona fide Acquisition Proposal by such Person, if and to the extent that (A) the Board believes in good faith (after consultation with its advisors) that such Acquisition Proposal is a Superior Proposal, and the Board determines in good faith (after consultation with its outside legal counsel), in the exercise of its fiduciary duties, that to do otherwise would not be in the best interests of the stockholders of the Company, and (B) prior to furnishing such non-public information to, or engaging in negotiations or discussions with, such Person or entity, the Board receives from such Person or entity an executed confidentiality agreement with terms no more favorable to such party than those set forth in the Confidentiality Agreement.

     (b) Except as set forth in this Section 7.05(b), neither the Board nor any committee thereof shall (i) withhold, withdraw, amend, change or modify, in each case in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Board or any such committee of this Agreement, the Merger or any other Transaction, (ii) approve or recommend any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the approval and adoption of this Agreement and the Transactions by the Company's stockholders at the Stockholders' Meeting, the Board determines in good faith (after consultation with its advisors), in the exercise of its fiduciary duties, that (x) the Acquisition Proposal constitutes, or may reasonably be expected to lead to, a Superior Proposal, and (y) to do otherwise would not be in the best interests of the stockholders of the Company, after giving prior written notice to Parent and Merger Sub, the Board may withhold, withdraw, amend, change or modify its approval or recommendation of this Agreement, the Merger and/or any other Transaction and may terminate this Agreement in accordance with Section 9.01(d).

     (c) The Company shall, and shall direct its directors, officers, employees, agents or other representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal as of the date hereof.

     (d) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders, if the Board determines in good faith that it is required to do so under applicable Law after consultation with outside legal counsel; provided, however, that neither the Company nor the Board nor any committee thereof shall, except as permitted by Section 7.05(b), withhold, withdraw, amend, change or modify its position with respect to this Agreement, the Merger or any other Transaction or approve or recommend an Acquisition Proposal, including a Superior Proposal.

     (e) The Company will promptly (but in no case later than 48 hours) notify Parent in writing of the existence of any proposal, discussion or negotiation received by the Company regarding any Acquisition Proposal, and the Company will promptly communicate to Parent the material terms of any proposal, discussion or negotiation which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials received by the Company or any of its officers, directors or other representatives describing such Acquisition Proposal) and the identity of the party making such proposal or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent reasonably informed on a prompt basis of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any of the material terms of any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal.

     SECTION 7.06. Employee Benefits Matters. Parent shall cause the Surviving Corporation to keep in place and to honor, in accordance with their terms, all employee benefit plans, programs and policies of the Company and its Subsidiaries in effect immediately prior to the Effective Time that are applicable to any current or former employees of the Company or any Subsidiary from the Effective Time until the earlier of (i) the first year anniversary of the Effective Time, and (ii) in the case of employee benefit plans of the Company and its Subsidiaries with renewal dates, the next renewal date with respect to such employee benefit plans. Employees of the Company or any Subsidiary shall receive credit for the purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan or program established or maintained by the Surviving Corporation for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Nothing in this
Section 7.06 shall be deemed to limit or otherwise affect the right of Parent or the Surviving Corporation to terminate employment or change the place of work, responsibilities, status or description of any employee or group of employees, subject in any case to the terms of any applicable employment agreement. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its Subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its Subsidiaries in the calendar year in which the Effective Time occurs.

     SECTION 7.07.  Directors' and Officers' Indemnification and
Insurance. (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor, in accordance with their respective terms, each indemnification agreement in effect immediately prior to the Effective Time between the Company and each officer and director of the Company. The By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the By-laws of the Company as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of five years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company, unless such modification shall be required by Law.

     (b) Prior to the Effective Time, Parent shall purchase a directors' and officers' liability insurance policy in form and substance reasonably satisfactory to the Company and issued by a carrier satisfactory to the Company (the "Tail Policy") providing "tail" coverage to the Company's officers and directors with respect to matters occurring prior to the Effective Time. The Tail Policy shall
(i) have a term of five years from the Effective Time; and (ii) provide no greater coverage and contain terms and conditions that are not materially more favorable than those provided by the Company's directors' and officers' liability insurance policy in effect immediately prior to the Effective Time. In no event shall the price for the Tail Policy exceed $1,000,000.

     SECTION 7.08. Notification of Certain Matters. Each of the Company and Parent shall provide prompt notice to the other party of the occurrence, or non-occurrence, of any event of which the Company or Parent, as applicable, has knowledge and where such occurrence or non-occurrence results in any representation or warranty contained in this Agreement being untrue or inaccurate in any material respect; provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 7.09. Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) make promptly its respective filings, and thereafter promptly make any other required submissions in any country where a merger filing or other notification is necessary or desirable, with respect to the Transactions and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions on or prior to December 31, 2003, including using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company and the Subsidiaries as are necessary for the consummation of such Transactions and to inform or consult with any trade unions, work councils, employee representative or any other representative body as required and to fulfill the conditions to the Merger; provided, however, that, in the event that the Effective Time has not occurred on or prior to December 31, 2003 despite each party's performance of its obligations pursuant to this Section 7.09(a), each party shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions as promptly as practicable after December 31, 2003, including using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company and the Subsidiaries as are necessary for the consummation of such Transactions and to inform or consult with any trade unions, work councils, employee representative or any other representative body as required and to fulfill the conditions to the Merger; and provided, further, that neither Merger Sub nor Parent will be required by this Section
7.09 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (B) limits Parent's freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries or any portion thereof or any of Parent's or its affiliates' other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

     (b) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

     (c) Prior to the Effective Time, the Company shall (i) make full provision in its financial statements for the write-offs set forth in Section 7.09(c)(i) of the Company Disclosure Schedule; and (ii) work in good faith with Parent and Merger Sub on a development plan substantially on the terms set forth in Section 7.09(c)(ii) of the Company Disclosure Schedule.

     SECTION 7.10. Regulatory Authorization. Parent and the Company shall, within ten business days of the execution hereof, file with the United States Federal Trade Commission ("FTC") and the United

States Department of Justice ("DOJ") their respective notification and report forms required for the Transactions in connection therewith pursuant to the HSR Act and each agrees to file as promptly as practicable any supplemental information requested by the FTC or DOJ. Any such notification and report forms and supplemental information will be in substantial compliance with the requirements of the HSR Act. Each party shall cooperate in all reasonable respects with each other and the respective Governmental Authority, the FTC and the DOJ.

     SECTION 7.11. Public Announcements. Except as otherwise required by Law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, Parent and the Company will not, and will not permit any of their respective Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the Transactions without the consent of the other party, which consent shall not be unreasonably withheld. Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the Transactions, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

     SECTION 7.12. Resignation of Officers and Directors. The Company shall obtain and deliver to Parent on or prior to the Effective Time the resignation of each officer and director of each of the Company and any Subsidiary as Parent shall request.

     SECTION 7.13. General Cooperation. From the date hereof through the Effective Time, and without limiting the other provisions of this Agreement, the Company and each Subsidiary shall use their good faith efforts to operate their businesses in such a manner as to achieve a smooth transition consistent with the mutual business interests of the Company and each Subsidiary and Parent, in manner and scope as directed by Parent in its sole discretion. In this regard, the Company and each Subsidiary and Parent agree that they will enter into good faith discussions concerning the businesses of the Company and each Subsidiary, including (i) personnel policies and procedures;(ii) operational matters; (iii) pro forma financial projections; and (iv) potential transactions between the Company and each Subsidiary and Parent.

     SECTION 7.14. Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

     SECTION 7.15. Affiliates. Within 20 days following the date of this Agreement, the Company shall cause to be delivered to Parent a letter identifying all Persons who may be deemed at the Company's Stockholders' Meeting to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each Person who is identified as a possible "affiliate" to enter into prior to the Effective Time an agreement in form and substance reasonably acceptable to Parent pursuant to which each such Person acknowledges his responsibilities as such an "affiliate".

     SECTION 7.16. Plan of Reorganization. (a) From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts (i) to cause the Merger (taking into account the change in structure described in Section 7.16(b)) to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would reasonably be likely to prevent the Merger (taking into account the change in structure described in Section 7.16(b)) from qualifying, as a reorganization within the meaning of Section 368(a) of the Code; and (ii) to cause outside counsel to Parent to deliver an opinion to the Company and its stockholders (in form and substance reasonably satisfactory to the Company), as promptly as practicable after the filing of the Registration Statement and prior to the Effective Time and at the Effective Time, to the effect that, for federal income tax purposes, the Merger (taking into account the change in structure described in Section 7.16(b)) will qualify as a reorganization within the meaning of Section 368(a) of the Code (the "Tax Opinion"). In the event the Merger (taking into account the change in structure described in Section 7.16(b)) so qualifies, following the Effective Time, neither the Surviving Corporation, Parent nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be likely to cause the Merger (taking into account the change in structure described in Section 7.16(b)) to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

     (b) In the event that, prior to the Effective Time, outside counsel to Parent determines that it will be able to deliver the Tax Opinion as set forth in Section 7.16(a)(ii), the parties agree that, notwithstanding anything in this Agreement to the contrary, the Merger shall be effected by means of a merger of the Company with and into Merger Sub, with the result that the separate corporate existence of the Company shall cease and Merger Sub shall continue as the Surviving Corporation; provided, however, that no such change in structure shall be made (and no such Tax Opinion shall be delivered) in the event that effecting the Merger as set forth in this Section 7.16(b) would reasonably be likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect.

     SECTION 7.17. Nasdaq Quotation. Parent shall promptly prepare and submit to the Nasdaq a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the quotation of such Parent Common Stock, subject to official notice of issuance to Nasdaq, and the Company shall cooperate with Parent with respect to such quotation.

                                  ARTICLE VIII

                            CONDITIONS TO THE MERGER

     SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

          (a) Under Delaware Law, this Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company.

          (b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (c) No Action shall have been commenced by any Governmental Authority against any of the Company, Parent or Merger Sub, which Action seeks to restrain or materially and adversely alter the Transactions and is reasonably likely to render it impossible or unlawful to consummate such Transactions.

          (d) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (e) The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

          (f) The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq, subject to official notice of issuance.

     SECTION 8.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

          (a) The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) as of the Effective Time, as though made on and as of the Effective

     Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) would not, individually or in the aggregate, have a Company Material Adverse Effect.

          (b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

          (c) The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Sections 8.02(a) and 8.02(b).

          (d) No Company Material Adverse Effect shall have occurred since the date of this Agreement.

          (e) The number of Dissenting Shares shall be less than 9% of the issued and outstanding Shares (including Shares issuable upon conversion of the Preferred Shares).

     SECTION 8.03. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

          (a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), provided that any representation or warranty that is qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects as of the Effective Time, or as of such particular earlier date, as the case may be.

          (b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

          (c) Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 8.03(a) and 8.03(b).

          (d) No Parent Material Adverse Effect shall have occurred since the date of this Agreement.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 9.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement by the stockholders of the Company:

          (a) by mutual written consent of each of Parent, Merger Sub and the Company duly authorized by the Boards of Directors of Parent and Merger Sub and the Board, respectively;

          (b) by any of Parent, Merger Sub or the Company if (i) the Effective Time shall not have occurred on or before March 1, 2004; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or (iii) this

     Agreement shall not have been approved and adopted in accordance with Delaware Law by the Company's stockholders at the Company Stockholders' Meeting;

          (c) by Parent if (i) the Board or any committee thereof shall have withheld, withdrawn, amended, changed or modified, in a manner adverse to Merger Sub or Parent, its approval or recommendation of this Agreement or the Transactions, or (ii) the Board shall have recommended or approved any Acquisition Proposal;

          (d) by the Company if, prior to the approval and adoption of this Agreement and the Transactions by the Company's stockholders at the Stockholders' Meeting, the Board determines in good faith (after consultation with its advisors), in the exercise of its fiduciary duties, that, in order to enter into a definitive agreement with respect to a Superior Proposal, such termination is in the best interests of the stockholders of the Company, upon two Business Days' prior written notice to Parent, setting forth in reasonable detail the identity of the Person making, and the final terms and conditions of, the Superior Proposal and after duly considering any proposals that may be made by Parent during such two Business Day period; provided, however, that any termination of this Agreement pursuant to this Section 9.01(d) shall not be effective until the Company has made full payment of the Fee and Expenses; or

          (e) by the Company, if the Parent Mean Price at the Effective Time would be less than $8.50 per share; provided, however, that the right to terminate this Agreement under this Section 9.01(e) shall not be available if Parent agrees in writing that, in such event and notwithstanding anything to the contrary in Section 2.04(a)(i), the Exchange Ratio shall be determined by dividing $14.00 by the Parent Mean Price and rounding the result to the nearest one thousandth of a share; and provided, further, that any termination by the Company pursuant to this Section 9.01(e) shall not be deemed to be a withholding, withdrawal, amendment, change or modification, in a manner adverse to Merger Sub or Parent, of the Board's approval or recommendation of this Agreement, the Merger or any other Transaction.

     SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except
(a) as set forth in Section 9.03 and (b) that nothing herein shall relieve any party from liability for any breach hereof prior to the date of such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.

     SECTION 9.03.  Fees and Expenses.  (a) In the event that

             (i) this Agreement is terminated by Parent pursuant to Section 9.01(c), or

             (ii) any Person shall have commenced, publicly proposed or communicated to the Company an Acquisition Proposal that is publicly disclosed and (A) this Agreement and the Merger shall not have been approved and adopted at the Stockholders' Meeting in accordance with Delaware Law by the Company's stockholders and (B) this Agreement shall have been terminated by Parent, Merger Sub or the Company pursuant to
        Section 9.01(b)(iii),

     the Company shall pay to Parent all of the charges and expenses (including fees and expenses of Parent's attorneys, accountants and advisors) incurred by Parent and Merger Sub in connection with this Agreement and the Transactions (the "Expenses"); provided, however, that in no event shall the Expenses for purposes of this Section 9.03 be in excess of $750,000; and provided, further, that such Expenses shall be paid, in immediately available funds, no later than two Business Days after receipt by the Company of reasonable documentation with respect to such Expenses.

          (b) In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.01(c); and (ii) the Company enters into, or submits to the stockholders of the Company for approval, an agreement with respect to, an Acquisition Proposal, or an Acquisition Proposal is consummated, in each case within 12 months after such termination of this Agreement, in addition to the Expenses paid in accordance with Section 9.03(a), the Company shall pay Parent promptly (but in no event later than two Business Days after receipt by the Company of a request for payment from Parent following the first occurrence of an event described in clause (ii) of this Section 9.03(b)), in immediately available funds, a fee of $1,350,000 (the "Fee").

          (c) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(d), the Company shall pay Parent (i) the Fee (which Fee shall be paid concurrently with such termination), and (ii) the Expenses (which Expenses shall be paid no later than two Business Days after receipt by the Company of reasonable documentation thereof), in each case in immediately available funds.

          (d) Except as set forth in this Section 9.03, all costs and expenses incurred in connection with this Agreement, the Stockholder Agreements and the other Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that the filing fee in connection with the HSR Act and the expenses incurred in connection with the Tax Opinion and the filing, printing and mailing of the Registration Statement and the Proxy Statement shall be shared equally by the Company and Parent.

          (e) In the event that the Company shall fail to pay the Fee when due, the term "Fee" shall be deemed to include the costs and expenses actually incurred or accrued by Parent and Merger Sub (including fees and expenses of counsel) in connection with the collection under and enforcement of this
     Section 9.03, together with interest on such unpaid Fee, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank's Base Rate plus 1%.

          (f) The Company acknowledges that the agreements contained in this
     Section 9.03 are an integral part of this Agreement and the Transactions, and that, without these agreements, Parent and the Merger Sub would not enter into this Agreement.

     SECTION 9.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of Parent and the respective Boards of Directors of Merger Sub and the Company at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement, the Merger and the other Transactions by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     SECTION 9.05. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                   ARTICLE X

                               GENERAL PROVISIONS

     SECTION 10.01. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given upon receipt by the receiving party at the address or facsimile number below for such party:

if to Parent or Merger Sub:
           chinadotcom corporation
           34/F Citicorp Centre
           18 Whitfield Road
           Causeway Bay
           Hong Kong
           Telecopier No: 011-852-2237-7227
           Attention: General Counsel

with a copy to:
           Milbank, Tweed, Hadley & McCloy LLP
           1 Chase Manhattan Plaza
           New York, NY 10005
           Telecopier No: (212) 530-5219
           Attention: Mark L. Weissler

if to the Company:
           Ross Systems, Inc.
           Two Concourse Parkway
           Suite 800
           Atlanta, Georgia 30328
           Telecopier No: (770) 351-9506
           Attention: Robert B. Webster

with a copy to:
           King & Spalding LLP
           191 Peachtree Street
           Atlanta, Georgia 30303-1763
           Telecopier No: (404) 572-5100
           Attention: William Roche, Esq.

     SECTION 10.02. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

     SECTION 10.03. Entire Agreement; Assignment. This Agreement and the Disclosure Schedules, and the Stockholder Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 10.04. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.07 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

     SECTION 10.05. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity.

     SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed in that State.

     SECTION 10.07. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and
(b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

     SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 10.09. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          CHINADOTCOM CORPORATION

                                          By:     /s/ DANIEL WIDDICOMBE
                                            ------------------------------------
                                              Name: Daniel Widdicombe
                                              Title: Chief Financial Officer

                                          CDC SOFTWARE HOLDINGS, INC.

                                          By:     /s/ DANIEL WIDDICOMBE
                                            ------------------------------------
                                              Name: Daniel Widdicombe
                                              Title: Director

                                          ROSS SYSTEMS, INC.

                                          By:     /s/ J. PATRICK TINLEY
                                            ------------------------------------
                                              Name: J. Patrick Tinley
                                              Title: Chief Executive Officer

                                   SCHEDULE I

                             PRINCIPAL STOCKHOLDERS

Benjamin W. Griffith III
J. Patrick Tinley
Robert B. Webster
Verome M. Johnston

                                  SCHEDULE II

                        CERTAIN OFFICERS OF THE COMPANY

J. Patrick Tinley
Robert B. Webster

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     THIS AMENDMENT, dated as of October 3, 2003 (this "Amendment"), to the Agreement and Plan of Merger, dated as of September 4, 2003 (the "Merger Agreement"), by and among CHINADOTCOM CORPORATION, a company organized under the laws of the Cayman Islands ("Parent"), CDC SOFTWARE HOLDINGS, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and ROSS SYSTEMS, INC., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Merger Agreement.

     Pursuant to the terms of the Merger Agreement and in accordance with
Section 9.04 thereof, the parties hereto agree to amend the Merger Agreement as follows:

     SECTION 1. Amendment to Section 1.02. Section 1.02 of the Merger Agreement is amended by deleting the term "Tax Opinion" and the corresponding section reference.

     SECTION 2.  Amendment to Article II.

          (a) Section 2.01 of the Merger Agreement is amended by deleting the phrase "and Section 7.16(b)".

          (b) Section 2.03 of the Merger Agreement is amended by deleting the first sentence of Section 2.03 in its entirety and replacing such sentence with the following:

        "At the Effective Time, the separate corporate existence of Merger Sub shall cease, the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"), and the effect of the Merger shall be as provided in the applicable provisions of Delaware Law."

     SECTION 3. Amendment to Section 7.16. Section 7.16 of the Merger Agreement is amended by deleting the section in its entirety and replacing such section with the phrase "Intentionally Omitted."

     SECTION 4. Full Force and Effect. Except as expressly amended hereby, the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

     SECTION 5. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed in that State.

     SECTION 6. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          CHINADOTCOM CORPORATION

                                          By:     /s/ DANIEL WIDDICOMBE
                                            ------------------------------------
                                              Name: Daniel Widdicombe
                                              Title: Chief Financial Officer

                                          CDC SOFTWARE HOLDINGS, INC.

                                          By:     /s/ DANIEL WIDDICOMBE
                                            ------------------------------------
                                              Name: Daniel Widdicombe
                                              Title: Chief Financial Officer

                                          ROSS SYSTEMS, INC.

                                          By:      /s/ ROBERT WEBSTER
                                            ------------------------------------
                                              Name: Robert Webster
                                              Title: Executive Vice President

                                                                         ANNEX B

                                             FORM OF ROSS COMMON STOCKHOLDERS
                                                        AGREEMENT

                                                  STOCKHOLDER AGREEMENT

     STOCKHOLDER AGREEMENT (this "Agreement"), dated as of September 3, 2003, by and between chinadotcom corporation, a company organized under the laws of the
Cayman Islands ("Parent"), and [     ] ("Stockholder").
                             ---------------------

                                    RECITALS

     Concurrently herewith, Parent, CDC Software Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and Ross Systems, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the "Merger"), and each outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock") will be converted into the right to receive the Merger Consideration.

     As of the date hereof, Stockholder beneficially owns [     ] Shares (the
"Owned Shares"), and stock options exercisable for [     ] Shares (the
"Options") (the Owned Shares, including any Shares acquired by Stockholder after the date hereof and prior to the termination hereof, whether upon exercise of the Options, conversion of other convertible securities or otherwise, are collectively referred to herein as the "Covered Shares", and the Covered Shares and the Options are collectively referred to herein as the "Securities").

     As a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that Stockholder agree, and Stockholder has agreed, to enter into this Agreement.

                                   AGREEMENT

     To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

     1. Agreement to Vote; Proxy.

     1.1 Agreement to Vote. Except as set forth in Section 8.2 hereof and subject to Section 7 hereof, Stockholder hereby agrees that, prior to any termination of this Agreement, at any meeting of the stockholders of the Company, however called, Stockholder shall (a) vote the Covered Shares in favor of the Merger and any other matter necessary for consummation of the Transactions, and (b) vote the Covered Shares against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Company and any other Person (other than the Merger).

     1.2 Proxy. Stockholder hereby grants to Parent a proxy to vote the Covered Shares as indicated in Section 1.1 above. Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to the Covered Shares.

     1.3 Except as set forth in Section 1.1 above, Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company. In addition, nothing in this Agreement shall give Parent or Merger Sub the right to vote any Covered Shares in connection with the election of directors.

     2. Expiration. This Agreement shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, (c) March 1, 2004, (d) written notice of termination of this Agreement by Parent to Stockholder, or (e) the withdrawal or adverse modification by the Board of its approval or recommendation of the Merger or the Merger Agreement.

     3. Representations and Warranties.

     3.1 Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows:

          (a) Due Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize its Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and
     (ii) is subject to general principles of equity.

          (b) No Conflicts. Except for the applicable requirements of the Exchange Act (i) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign governmental authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or similar documents) of Parent, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Parent is a party or by which it or any of its properties or assets may be bound or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its properties or assets, except in the case of (B) or (C) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Parent to perform its obligations hereunder.

          (c) Valid Existence. Parent is a corporation duly organized and validly existing under the laws of the Cayman Islands and has all requisite corporate power and authority to execute and deliver this Agreement.

     3.2 Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

          (a) Ownership of Securities. As of the date hereof, (i) the Owned Shares and the Options constitute all of the Securities owned of record or beneficially by Stockholder, and (ii) Stockholder has sole voting power and sole power of disposition with respect to all such Owned Shares and Options, with no restrictions, subject to applicable federal securities laws, on Stockholder's rights of disposition pertaining thereto (other than as created by this Agreement, the Merger Agreement or, in the case of Options, those restrictions under the related option plan).

          (b) Power; Binding Agreement. This Agreement has been duly and validly authorized, executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditor's rights generally and
     (ii) is subject to general principles of equity.

          (c) No Conflicts. To the knowledge of Stockholder, except for the applicable requirements of the Exchange Act (i) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign governmental authority on the part of Stockholder is necessary for the execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby and
     (ii) neither the execution and delivery of this Agreement by Stockholder nor the consummation by Stockholder of the transactions contemplated hereby nor compliance by Stockholder with any of the provisions hereof shall (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Stockholder is a party or by which it or any of its properties or assets may be bound or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Stockholder or any of its properties or assets, except in the case of (A) or (B) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Stockholder to perform his obligations hereunder.

          (d) Accredited Investor. Stockholder is an "accredited investor" (as defined under the Securities Act) and a sophisticated investor, is capable of evaluating the merits and risks of its investments and has the capacity to protect its own interests.

     4. Certain Covenants of Stockholder. Except in accordance with the terms of this Agreement, Stockholder hereby covenants and agrees as follows:

     4.1 No Solicitation. Prior to any termination of this Agreement, subject to Sections 7 and 8.2 hereof, Stockholder shall not, directly or indirectly, solicit (including by way of furnishing information) any inquiries or the making of any proposal by any Person or entity (other than Parent or any affiliate of Parent) which constitutes, or would lead to, any Acquisition Proposal. If Stockholder receives an inquiry or proposal with respect to the sale of Securities, then Stockholder shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the Person making it. Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing.

     4.2 Restriction on Transfer, Proxies and Non-Interference. Except as set forth in Section 8.2 hereof, Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Securities; (b) grant any proxies, deposit any Securities into a voting trust or enter into a voting agreement with respect to any Securities; or (c) knowingly take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

     5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

     6. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith, Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities).

     7. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) Stockholder makes no agreement or understanding herein in any capacity other than in Stockholder's capacity as a record holder and beneficial owner of Securities, (b) nothing herein shall be construed to limit or affect any action or inaction by Stockholder acting in such person's capacity as a director, officer or employee of the Company, and (c) Stockholder shall have no liability to Parent or any of its Affiliates under this Agreement or otherwise as a result of any action or inaction by Stockholder in such person's capacity as a director, officer or employee of the Company.

     8. Miscellaneous.

     8.1 Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise, provided that Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

     8.2 Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, Stockholder may transfer any or all of the Securities, in accordance with provisions of applicable Law, to Stockholder's spouse, ancestors, descendants or any trust for any of their benefits or to a charitable trust; provided, however, that, prior to and as a condition to the effectiveness of such transfer, each Person to which any of such Securities or any interest in any of such Securities is or may be transferred shall have executed and delivered to Parent and Merger Sub a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement, and shall have agreed in writing with Parent and Merger Sub to hold such Securities or interest in such Securities subject to all of the terms and provisions of this Agreement.

     8.3 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

     8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telecopy or mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as United Parcel Service, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

     If to Stockholder:

     Copy to:

     If to Parent:

           chinadotcom corporation
           34/F Citicorp Centre
           18 Whitfield Road
           Causeway Bay
           Hong Kong
           Telecopier No: 011-852-2237-7227
           Attention: General Counsel

     Copy to:

           Milbank, Tweed, Hadley & McCoy LLP
           1 Chase Manhattan Plaza
           New York, NY 10005
           Telecopier No: (212) 530-5219
           Attention: Mark L. Weissler

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     8.6 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

     8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

     8.8 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     8.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     8.10 Non-survival of Representations and Warranties. The respective representations and warranties of Stockholder and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

     8.11 No Control. Nothing contained in this Agreement shall give Parent or Merger Sub the right to control or direct the Company or the Company's operations.

     IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                          CHINADOTCOM CORPORATION

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                            ------------------------------------
                                              [STOCKHOLDER]

                                                                         ANNEX C

                      ROSS PREFERRED STOCKHOLDER AGREEMENT

                        PREFERRED STOCKHOLDER AGREEMENT

     PREFERRED STOCKHOLDER AGREEMENT (this "Agreement"), dated as of September 4, 2003, by and among chinadotcom corporation, a company organized under the laws of the Cayman Islands ("Parent"), Ross Systems, Inc., a Delaware corporation (the "Company"), and Benjamin W. Griffith, III ("Preferred Stockholder").

                             ---------------------

                                    RECITALS

     Concurrently herewith, Parent, CDC Software Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company are entering into an Agreement and Plan of Merger as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the "Merger"), and each outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock") will be converted into the right to receive the Merger Consideration.

     As of the date hereof, Preferred Stockholder beneficially owns 500,000 Preferred Shares (the "Owned Preferred Shares" and, together with any Preferred Shares acquired by Preferred Stockholder prior to the termination of this Agreement, the "Covered Preferred Shares"), and 127,500 shares of Common Stock (the "Owned Common Shares"). An additional 25,000 shares of Common Stock (the "Trust Shares") are held by the Griffith Family Charitable Foundation, Inc. The Owned Preferred Shares are convertible into 500,000 shares of Common Stock (the Common Stock into which the Owned Preferred Shares are convertible, together with the Owned Common Shares, the Trust Shares and any shares of Common Stock acquired by Preferred Stockholder after the date hereof and prior to the termination hereof, whether upon conversion of other convertible securities or otherwise, collectively, referred to herein as the "Covered Shares", and the Covered Shares and the Covered Preferred Shares collectively referred to as the "Securities").

     As a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that Preferred Stockholder agree, and Preferred Stockholder has agreed, to enter into this Agreement.

                                   AGREEMENT

     To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

     1.  Agreement to Convert and Vote; Proxy.

     1.1 Delivery of Documents. Preferred Stockholder hereby agrees to deliver to the Company, immediately prior to the Effective Time, (a) any and all stock certificates representing the Covered Preferred Shares, and (b) a validly executed notice of conversion, substantially in the form attached hereto as Exhibit A, requesting the conversion of the Covered Preferred Shares into Common Stock (the "Conversion").

     1.2 Conversion. In accordance with Section 5 of the Certificate of Designations, the Company shall cause the Conversion to be effective immediately prior to the Effective Time; provided, however, that if the Merger Agreement is terminated prior to the Effective Time in accordance with its terms, then, as promptly as reasonably practicable after such termination, but in no event later than five Business Days following such termination, the Company shall issue to Preferred Stockholder a certificate or certificates representing the Covered Preferred Shares without giving effect to the Conversion.

     1.3 Voting. Except as set forth in Section 7.2 hereof, Preferred Stockholder hereby agrees that, prior to any termination of this Agreement, at any meeting of the stockholders of the Company, however called, Preferred Stockholder shall (a) vote (or cause to be voted) the Covered Preferred Shares and any Covered Shares in favor of the Merger and any other matter necessary for consummation of the Transactions, and (b) vote (or cause to be voted) the Covered Preferred Shares and any Covered Shares against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Company and any other Person (other than the Merger).

     1.4 Proxy. Preferred Stockholder hereby grants to Parent a proxy to vote the Covered Preferred Shares and any Covered Shares as indicated in Section 1.3 above. Preferred Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to the Covered Preferred Shares or any Covered Shares.

     1.5 Except as set forth in Section 1.3 hereof, Preferred Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company. In addition, nothing in this Agreement shall give Parent or Merger Sub the right to vote any Covered Preferred Shares or any Covered Shares in connection with the election of directors.

     2. Expiration. This Agreement shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, (c) March 1, 2004, (d) written notice of termination of this Agreement by Parent to Stockholder, or (e) the withdrawal or adverse modification by the Board of its approval or recommendation of the Merger or the Merger Agreement.

     3.  Representations and Warranties.

     3.1 Representations and Warranties of Parent. Parent hereby represents and warrants to Preferred Stockholder as follows:

          (a) Due Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and
     (ii) is subject to general principles of equity.

          (b) No Conflicts. Except for the applicable requirements of the Exchange Act (i) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign governmental authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or similar documents) of Parent, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Parent is a party or by which it or any of its properties or assets may be bound or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its properties or assets, except in the case of (B) or (C) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Parent to perform its obligations hereunder.

          (c) Valid Existence. Parent is a corporation duly organized and validly existing under the laws of the Cayman Islands and has all requisite corporate power and authority to execute and deliver this Agreement.

     3.2 Representations and Warranties of Preferred Stockholder. Preferred Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

          (a) Ownership of Securities. As of the date hereof, (i) the Owned Preferred Shares and the Owned Common Shares constitute all of the Securities owned of record or beneficially by Preferred Stockholder, and
     (ii) Preferred Stockholder has sole voting power and sole power of disposition with respect to all such Owned Preferred Shares and Owned Common Shares, with no restrictions, subject to applicable federal securities laws, on Preferred Stockholder's rights of disposition pertaining thereto (other than as created by this Agreement, the Merger Agreement, or the Certificate of Designations).

          (b) Power; Binding Agreement. This Agreement has been duly and validly authorized, executed and delivered by Preferred Stockholder and constitutes a valid and binding agreement of Preferred Stockholder, enforceable against Preferred Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditor's rights generally and (ii) is subject to general principles of equity.

          (c) No Conflicts. To the knowledge of Preferred Stockholder, except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign governmental authority on the part of Preferred Stockholder is necessary for the execution and delivery of this Agreement by Preferred Stockholder and the consummation by Preferred Stockholder of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by Preferred Stockholder nor the consummation by Preferred Stockholder of the transactions contemplated hereby nor compliance by Preferred Stockholder with any of the provisions hereof shall
     (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Preferred Stockholder is a party or by which it or any of its properties or assets may be bound or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Preferred Stockholder or any of its properties or assets, except in the case of (A) or (B) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Preferred Stockholder to perform his obligations hereunder.

          (d) Accredited Investor. Preferred Stockholder is an "accredited investor" (as defined under the Securities Act) and a sophisticated investor, is capable of evaluating the merits and risks of its investments and has the capacity to protect its own interests.

     4. Certain Covenants of Preferred Stockholder. Except in accordance with the terms of this Agreement, Preferred Stockholder hereby covenants and agrees as follows:

     4.1 No Solicitation. Prior to any termination of this Agreement, subject to Section 7.2 hereof, Preferred Stockholder shall not, directly or indirectly, solicit (including by way of furnishing information) any inquiries or the making of any proposal by any Person or entity (other than Parent or any affiliate of Parent) which constitutes, or would lead to, any Acquisition Proposal. If Preferred Stockholder receives an inquiry or proposal with respect to the sale of Securities, then Preferred Stockholder shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the Person making it. Preferred Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing.

     4.2 Restriction on Transfer, Proxies and Non-Interference. Except as set forth in Section 7.2 hereof, Preferred Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Securities; (b) grant any proxies, deposit any Securities into a voting trust or enter into a voting agreement with respect to any Securities; or (c) knowingly take any action that would make any representation or warranty of Preferred Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Preferred Stockholder from performing its obligations under this Agreement.

     5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

     6. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith, Preferred Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities).

     7.  Miscellaneous.

     7.1 Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise, provided that Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

     7.2 Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, Preferred Stockholder may transfer any or all of the Securities, in accordance with provisions of applicable Law, to Preferred Stockholder's spouse, ancestors, descendants or any trust for any of their benefits or to a charitable trust; provided, however, that, prior to and as a condition to the effectiveness of such transfer, each Person to which any of such Securities or any interest in any of such Securities is or may be transferred shall have executed and delivered to Parent and Merger Sub a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement, and shall have agreed in writing with Parent and Merger Sub to hold such Securities or interest in such Securities subject to all of the terms and provisions of this Agreement.

     7.3 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

     7.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telecopy or mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as United Parcel Service, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

     If to Preferred Stockholder:

     Copy to:

     If to Parent:

           chinadotcom corporation
           34/F Citicorp Centre
           18 Whitfield Road
           Causeway Bay
           Hong Kong
           TELECOPIER No: 011-852-2237-7227
           Attention: General Counsel

     Copy to:

           Milbank, Tweed, Hadley & McCloy LLP
           1 Chase Manhattan Plaza
           New York, NY 10005
           Telecopier No: (212) 530-5219
           Attention: Mark L. Weissler

     If to the Company:

Ross Systems, Inc.
Two Concourse Parkway
Suite 800
Atlanta, Georgia 30328
Telecopier No: (770) 351-9506
Attention: Robert B. Webster

     Copy to:

           King & Spalding LLP
           191 Peachtree Street
           Atlanta, Georgia 30303
           Telecopier No: (404) 572-5100
           Attention: William Roche, Esq.

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     7.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     7.6 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

     7.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

     7.8 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     7.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     7.10 Non-survival of Representations and Warranties. The respective representations and warranties of Preferred Stockholder and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

     7.11 No Control. Nothing contained in this Agreement shall give Parent or Merger Sub the right to control or direct the Company or the Company's operations.

             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Parent, the Company and Preferred Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                          CHINADOTCOM CORPORATION

                                          By:     /s/ DANIEL WIDDICOMBE
                                            ------------------------------------
                                              Name:    Daniel Widdicombe
                                              Title:   Chief Financial Officer

                                          ROSS SYSTEMS, INC.

                                          By:     /s/ J. PATRICK TINLEY
                                            ------------------------------------
                                              Name:    J. Patrick Tinley
                                              Title:   Chief Executive Officer

                                             /s/ BENJAMIN W. GRIFFITH, III
                                          --------------------------------------
                                                Benjamin W. Griffith, III

                                                                         ANNEX D

                       FAIRNESS OPINION DELIVERED TO ROSS

                                   BROADVIEW

                  NEW YORK - SILICON VALLEY - BOSTON - LONDON

                                                               September 4, 2003

                                                                    CONFIDENTIAL

Board of Directors
Ross Systems, Inc.
2 Concourse Parkway
Suite 800
Atlanta, GA 30328

Dear Members of the Board:

     We understand that Ross Systems, Inc. ("Ross Systems" or the "Company"), chinadotcom corporation ("chinadotcom") and CDC Software Holdings, Inc., a wholly-owned subsidiary of chinadotcom ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Ross Systems will merge with and into Merger Sub or Merger Sub will merge with and into the Company (in either case, the "Merger"). Pursuant to the Agreement, (i) each issued and outstanding share of Ross Systems Common Stock (including associated rights; excluding shares owned by chinadotcom or Merger Sub) will be converted into the right to receive (a) the number (the "Exchange Ratio") of shares of chinadotcom Common Stock determined by dividing $14.00 by the average closing price for chinadotcom Common Stock during the ten trading-day period ending two trading days prior to the effective time of the Merger (the "chinadotcom Mean Price"); and (b) $5.00 in cash ((a) and (b) together being the "Merger Consideration"). We understand that in the event the chinadotcom Mean Price (i) is less than $8.50, the Exchange Ratio will equal $14.00 divided by $8.50, but that in such event, the Company may terminate the Agreement unless chinadotcom agrees that the Exchange Ratio will remain equal to $14.00 divided by the chinadotcom Mean Price; and (ii) is greater than $10.50, the Exchange Ratio will equal $14.00 divided by $10.50. The terms and conditions of the Merger are more fully detailed in the Agreement.

     You have requested our opinion as to whether the Merger Consideration is fair, from a financial point of view, to holders of Ross Systems Common Stock.

     Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications, healthcare technology and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We have been retained by Ross Systems' Board of Directors to determine the fairness of the Merger Consideration to holders of Ross Systems Common Stock from a financial point of view and will receive a fee from Ross Systems upon the delivery of this fairness opinion.

     In rendering our opinion, we have, among other things:

          (1) reviewed the terms of the Agreement in the form of the draft dated September 4, 2003 furnished to us by Ross Systems' legal counsel, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

          (2) reviewed Ross Systems' annual report on Form 10-K for the fiscal year ended June 30, 2002, including the audited financial statements included therein, Ross Systems' quarterly report on Form 10-Q for the period ended March 31, 2003, including the unaudited financial statements included therein and the unaudited financial statements for the period ending June 30, 2003, prepared and furnished to us by Ross Systems management;

          (3) reviewed certain internal financial and operating information for Ross Systems, including quarterly financial projections through June 30, 2004 and annual financial projections through June 30, 2005, in each case, prepared and furnished to us by Ross Systems management;

          (4) participated in discussions with Ross Systems management concerning the operations, business strategy, financial performance and prospects for Ross Systems;

          (5) discussed with Ross Systems management its view of the strategic rationale for the Merger;

          (6) reviewed the recent reported closing prices and trading activity for Ross Systems Common Stock;

          (7) compared certain aspects of the financial performance of Ross Systems with public companies we deemed comparable;

          (8) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

          (9) reviewed recent equity research analyst reports covering Ross Systems;

          (10) reviewed chinadotcom's annual report on Form 20-F for the fiscal year ended December 31, 2002, including the audited financial statements included therein, and the financial press release dated August 6, 2003, including unaudited financial statements for the period ending June 30, 2003;

          (11) reviewed certain internal financial and operating information for chinadotcom, including quarterly financial projections for chinadotcom through December 31, 2004 prepared and provided to us by chinadotcom management;

          (12) reviewed the recent reported closing prices and trading activity for chinadotcom Common Stock;

          (13) discussed with chinadotcom management its view of the strategic rationale for the Merger;

          (14) compared certain aspects of the financial performance of chinadotcom with public companies we deemed comparable;

          (15) analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity;

          (16) participated in discussions with chinadotcom management concerning the operations, business strategy, financial performance and prospects for chinadotcom;

          (17) reviewed certain equity research analyst reports covering chinadotcom; and

          (18) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Ross Systems, chinadotcom or their respective advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Ross Systems and chinadotcom, as to the future performance of Ross Systems and chinadotcom, respectively. We have not made or taken into account any independent appraisal or valuation of any of Ross Systems' or chinadotcom's assets.

     With your permission, our opinion does not address the financial impact of any potential transactions, which chinadotcom has confidentially disclosed to us that it is considering; provided, however, that in our review, nothing has come to our attention that affects any conclusion or opinion set forth herein. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions could require a reevaluation of this opinion, a reevaluation that we have no obligation to undertake. We express no opinion as to the price at which shares of chinadotcom Common Stock will trade at any time. We do not express any opinion as to the tax consequences of the Merger to the Company or any of its stockholders.

     Based upon and subject to the foregoing, we are of the opinion that the Merger Consideration is fair, from a financial point of view, to holders of Ross Systems Common Stock (including holders of Ross Systems Common Stock as a result of conversion of Ross Systems Preferred Stock, provided that the opinion does not address the conversion of such shares of Preferred Stock into Ross Systems Common Stock).

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Ross Systems in connection with its consideration of the Merger and does not constitute a recommendation to any holder of Ross Systems Common Stock as to how such holder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and inclusion of this opinion in its entirety in the Registration Statement and Proxy Statement to be distributed to holders of Ross Systems Common Stock in connection with the Merger.

                                          Sincerely,

                                            /s/ BROADVIEW INTERNATIONAL LLC
                                          --------------------------------------
                                          Broadview International LLC

                                                                         ANNEX E
                 DELAWARE GENERAL CORPORATION LAW, SECTION 262

SEC. 262 APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX F

                            FORM OF ROSS PROXY CARD

                               ROSS SYSTEMS, INC.

                 THERE ARE THREE WAYS TO VOTE YOUR INSTRUCTIONS


           INTERNET VOTING                       TELEPHONE VOTING                        VOTING BY MAIL
  Visit the Internet voting Web site   This method of voting is available     Simply mark, sign and date your Proxy
  at             . Enter the COMPANY   for all stockholders (U.S. and non-    Card and return it in the
  NUMBER and CONTROL NUMBER shown      U.S.). On a touch tone telephone,      postage-paid envelope. Any mailed
  below and follow instructions on     call TOLL FREE (   )    -    , 24      Proxy Card must be received prior to
  your screen. You will incur only     hours a day, 7 days a week. For        the vote at the annual meeting.
  your usual Internet charges.         non-U.S. dialing access codes, please
  Available until 11:59 p.m. Eastern   refer to the enclosed insert. You
  Time on         , 2003.              will be asked to enter ONLY the
                                       CONTROL NUMBER shown below. Have your
                                       Voting Instruction Form ready, then
                                       follow the prerecorded instructions.
                                       Your vote will be confirmed and cast
                                       as you directed. Available until
                                       11:59 p.m. Eastern Time on         ,
                                       2003.

                                   COMPANY NUMBER:                        CONTROL NUMBER:



                               PLEASE DETACH HERE

--------------------------------------------------------------------------------

                               ROSS SYSTEMS, INC.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints           and           and each of them,
as proxies with full power of substitution and resubstitution, for and in the name of the undersigned, to vote, as indicated herein, all the common stock, par value $.001 per share, of Ross Systems, Inc. ("Ross") held of record by the
undersigned on           , 2003, at the Annual Meeting of Stockholders to be
held on           ,           , 2003 at 10:00 a.m., local time, or any
adjournment thereof, at Ross' executive offices located at Two Concourse Parkway, Suite 800, Conference Room, Atlanta, Georgia 30328, with all the powers the undersigned would possess if then and there personally present.

     The proxies shall vote subject to the directions indicated on this proxy card, and the proxies are authorized to vote in their discretion upon other business as may properly come before the annual meeting or any adjournment thereof. If you wish to vote as the Board of Directors recommends, all you need to do is sign and return this card. THE PROXIES WILL VOTE "FOR" THE PROPOSALS IN ITEMS 1-4 WHERE A CHOICE HAS NOT BEEN SPECIFIED. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN, DATE AND RETURN THIS PROXY CARD.

            THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1-4.

     1. To elect five directors to serve until the earlier of their successors are duly qualified and elected at the 2004 annual meeting, or the completion of the merger:

              FOR ALL NOMINEES LISTED

              WITHHOLD AUTHORITY TO VOTE FOR ALL THE NOMINEES LISTED

              FOR ALL NOMINEES EXCEPT (TO WITHHOLD AUTHORITY FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW):

                  FRANK M. DICKERSON, J. WILLIAM GOODHEW, III, BRUCE J. RYAN, J. PATRICK TINLEY, ROBERT B. WEBSTER

     2. To ratify the appointment of BDO Seidman, LLP as independent auditors of Ross for the fiscal year ending June 30, 2004.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     3. To approve, authorize and adopt the agreement and plan of merger, dated as of September 4, 2003, by and among chinadotcom corporation ("chinadotcom"), a company organized under the laws of the Cayman Islands, Ross and CDC Software Holdings, Inc., a Delaware corporation and wholly owned subsidiary of chinadotcom, as amended, pursuant to which Ross will be merged with and into CDC Software Holdings, Inc., which will survive as a wholly owned subsidiary of chinadotcom.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     4. To adjourn the annual meeting, if necessary, to solicit additional proxies from Ross stockholders.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

             (Continued and to be signed and dated on reverse side)

--------------------------------------------------------------------------------

                          (Continued from other side)

     Receipt of Notice of Annual Meeting of Stockholders and the related Proxy
Statement dated           , 2003, is hereby acknowledged.


                                                            Dated ---------------------------------------, 2003
                                                            ------------------------------------------------------
                                                            ------------------------------------------------------
                                                            SIGNATURE(S) OF STOCKHOLDER(S)
                                                            Please sign EXACTLY as your name appears hereon. If
                                                            shares are held jointly, each joint holder must sign.
                                                            When signing as attorney, executor, administrator,
                                                            trustee or guardian, please give your full title. If
                                                            the stockholder is a corporation or partnership, please
                                                            sign the full corporate or partnership name by a duly
                                                            authorized person.

 This proxy, if properly executed and delivered, will revoke all prior proxies.

                   PLEASE SIGN, DATE AND MAIL THIS PROXY CARD
                         IN THE ACCOMPANYING ENVELOPE.

             NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                                                         ANNEX G

                        AUDIT COMMITTEE CHARTER OF ROSS

                               ROSS SYSTEMS, INC.
                            AUDIT COMMITTEE CHARTER

PURPOSE:

     The primary purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee the Company's internal and external financial reporting processes so as to ensure the objectivity of the Company's financial statements. This independent and objective oversight responsibility for the Company's accounting functions and internal controls includes overseeing the financial reports and other financial information provided by the Company to any governmental body, regulatory body, the public and other users.

     In performing this oversight role, the Committee is empowered to investigate any matter brought to its attention and shall have full access to all books, records, facilities and personnel of the Company as well as the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

     The Committee shall review the adequacy of this Charter on an annual basis and shall include it in the Proxy not less than once every three years.

MEMBERSHIP:

     The Committee shall be comprised of at least three members of the Board, and the Committee's composition will meet the requirements of the Audit Committee Policy of the National Association of Securities Dealers.

     Accordingly, all of the members will be directors:

          1. Who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company; and

          2. Who are financially literate or who become financially literate within a reasonable period of time after appointment to the Committee. In addition, at least one member of the Committee shall have accounting or related financial management expertise.

     In the event a Committee member faces a potential or actual conflict of interest regarding a matter before the Committee, that Committee member shall be responsible for alerting the Committee Chairman. In the case where the Committee Chairman faces a potential or actual conflict of interest, the Committee Chairman shall advise the Chairman of the Board of Directors. In the event that the Committee Chairman, or the Chairman of the Board of Directors, concurs that a potential or actual conflict of interest exists, an independent substitute Director shall be appointed as a Committee member until the matter, posing the potential or actual conflict of interest, is resolved.

PRIMARY RESPONSIBILITIES:

     The Committee's role is in an oversight capacity and it recognizes that the Company's management is primarily responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Further, the outside auditors shall be accountable to the Board and to the Committee. The Board and the Committee have the authority and responsibility to select, evaluate and, where necessary, replace the outside auditors. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work. The Committee is not expected to define the scope of the annual audit, control the Company's accounting practices or define the standards to be used in preparation of the Company's financial statements.

     The following functions shall be the standard recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may exercise judgment to diverge from this guide as appropriate given the circumstances.

          1. As a whole, or through a Committee representative, the Committee shall review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K). The Committee shall, with the outside auditors, review and consider the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61.

          2. As a whole, or through a Committee representative, the Committee shall review with the outside auditors the Company's interim financial results to be included in the Company's quarterly reports that are filed with the Securities and Exchange Commission on Form 10-Q. The Committee shall also review those matters required to be discussed by SAS No. 71. This review and discussion will occur prior to the Company's filing of the Form 10-Q.

          3. At scheduled Audit Committee meetings, or at such other times as deemed appropriate, the Committee shall discuss with management and the outside auditors the quality and adequacy of the Company's internal controls and the adequacy of the Company's accounting and financial personnel. This frank and open dialog shall include the outside accountant's judgment on the quality, not just acceptability, of the Company's accounting principles as applied in the financial statements as well as cooperation received from management in the conduct of the audit.

          4. The Committee shall consult with management on the establishment and maintenance of an environment that promotes ethical behavior, including the establishment, communication and maintenance of codes of conduct to guard against dishonest, unethical or illegal activities.

          5. The Committee shall remain current on significant developments in generally accepted accounting principles. To this end, the Committee shall periodically review any significant changes in accounting principles with the outside auditors.

          6. Annually, the Committee shall request from the outside auditors a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard Number 1. The Committee shall also discuss with the outside auditors any such disclosed relationships or services and their impact on the outside auditor's independence and shall have responsibility to recommend that the Board take appropriate action to oversee the independence of the outside auditor.

          7. The Committee, subject to any action that may be taken by the full Board, shall have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditor.

QUORUMS AND MEETINGS:

     A quorum of the Committee shall be declared when a majority of the appointed members of the Committee are in attendance. The Committee shall meet on a regular basis. Meetings shall be scheduled at the discretion of the Chairman. Notice of the meetings shall be provided at least ten days in advance. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

REPORTS:

     The Committee will report to the Board from time to time with respect to its activities and its recommendations. When presenting any recommendation or advice to the Board, the Committee will provide such background and supporting information as may be necessary for the Board to make an informed decision. The Committee will keep minutes of its meetings and will make such minutes available to the full Board for its review. The Committee shall report to shareholders in Company's proxy statement for its annual meeting whether the Committee has satisfied its responsibilities under this Charter.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Companies Law of the Cayman Islands does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. chinadotcom's memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

     Cayman Islands law will not allow the limitation of a director's liability for his own fraud, willful neglect or willful default.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith unless otherwise indicated:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger among chinadotcom corporation,
          CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003, as amended(1)
  5.1     Opinion of Maples and Calder regarding the legality of the securities being registered on behalf of chinadotcom.**
  8.1     Opinion of Paul, Hastings, Janofsky and Walker LLP as to
          certain tax matters.*
 10.1     Transition and Stock Vesting Agreement among chinadotcom
          corporation, CDC Software Holdings, Inc., Ross Systems, Inc.
          and J. Patrick Tinley dated as of September 4, 2003.*
 10.2     Transition and Stock Vesting Agreement among chinadotcom
          corporation, CDC Software Holdings, Inc., Ross Systems, Inc.
          and Robert B. Webster dated as of September 4, 2003.*
 11.1     Details of how EPS information is calculated can be found in
          Note 3 to the Pro Forma Consolidated Financial Data.
 23.1     Consent of Ernst & Young
 23.2     Consent of Maples and Calder (included in Exhibit 5.1)
 23.3     Consent of Paul, Hastings, Janofsky and Walker LLP (included in Exhibit 8.1)
 23.4     Consent of Broadview International, LLC (included in Exhibit
          99.1)
 23.5     Consent of BDO Seidman, LLC
 23.6     Consent of PricewaterhouseCoopers AB
 23.7     Consent of PricewaterhouseCoopers LLP
 24.1     Power of Attorney.*
 99.1     Opinion of Broadview International, LLC(2)
 99.2     Form of Proxy Card (Ross)(3)
 99.3     Form of Ross Common Stockholder Agreement(4)
 99.4     Ross Preferred Stockholder Agreement(5)


---------------


 * Previously filed.



**  To be filed by amendment.


(1) Attached to the proxy statement/prospectus as Annex A.

(2) Attached to the proxy statement/prospectus as Annex D.

(3) Attached to the proxy statement/prospectus as Annex F.

(4) Attached to the proxy statement/prospectus as Annex B.

(5) Attached to the proxy statement/prospectus as Annex C.

     (b) Financial statement schedules

     None.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of Form F-4 under the Securities Act, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on the 24th day of October, 2003.


                                          CHINADOTCOM CORPORATION

                                          By:     /s/ DANIEL WIDDICOMBE
                                            ------------------------------------
                                              Name: Daniel Widdicombe
                                              Title: Chief Financial Officer


     Pursuant to the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                TITLE                       DATE
              ---------                                -----                       ----

       /s/ RAYMOND K.F. CH'IEN*                 Executive Chairman           October 24, 2003
--------------------------------------
         Raymond K.F. Ch'ien


            /s/ PETER YIP*               Vice Chairman and Chief Executive   October 24, 2003
--------------------------------------     Officer (principal executive
              Peter Yip                              officer)


          /s/ ZHOU SHUN AO*                        Vice Chairman             October 24, 2003
--------------------------------------
             Zhou Shun Ao


      /s/ THOMAS M. BRITT, III*                      Director                October 24, 2003
--------------------------------------
         Thomas M. Britt, III


          /s/ WILLIAM FUNG*                          Director                October 24, 2003
--------------------------------------
             William Fung


          /s/ KI CHI KWONG*                          Director                October 24, 2003
--------------------------------------
             Ki Chi Kwong


        /s/ DANIEL WIDDICOMBE                 Chief Financial Officer        October 24, 2003
--------------------------------------     (principal financial officer)
          Daniel Widdicombe


           /s/ ELAINE KWOK*              Controller (principal accounting    October 24, 2003
--------------------------------------               officer)
             Elaine Kwok


        /s/ CRAIG DAVID CELEK*           Authorized representative in the    October 24, 2003
--------------------------------------             United States
          Craig David Celek


 *By:       /s/ DANIEL WIDDICOMBE
        ------------------------------
              Daniel Widdicombe
           Pursuant to the Power of
        Attorney filed previously with
         the Securities and Exchange
                  Commission